Exhibit 99.1

Itaú

Management Discussion & Analysis and Complete **Financial** Statements

3Q17

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Itaú

Management Discussion & Analysis

Management Discussion & Analysis and Complete Financial Statements

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Itaú Unibanco Holding S.A.	04

Management Discussion & Analysis	Executive Summary

Itaú Unibanco Pro forma Information

As from the second quarter of 2016, Itaú CorpBanca, the company resulting from the merger between Banco Itaú Chile and CorpBanca, was consolidated in our financial statements, as we are the controlling shareholder of the new bank. In order to allow comparison with previous periods, historical pro forma data of the combined results of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016 will be presented in the Management Discussion & Analysis report.

The pro forma statements above mentioned were prepared considering all lines of the income statement, including 100% of Itaú CorpBanca’s result. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Itaú Chile.

As the historical data was prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limitations inherent to pro forma information. The historical data was provided for illustration purposes only and should not be taken as a demonstration of the result that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future result of the combined company.

We present below selected pro forma information in order to allow analysis on the same basis of comparison.

In R$ millions (except where indicated), end of period	3Q17	2Q17	3Q16	9M17	9M16
Results
Recurring Net Income	6,254	6,169	5,595	18,599	16,332
Operating Revenues (1)	26,981	27,205	27,950	81,453	82,519
Managerial Financial Margin (2)	16,769	17,385	18,059	51,569	53,266

Performance
Recurring Return on Average Equity – Annualized (3)	21.6%	21.5%	19.9%	21.7%	20.0%
Recurring Return on Average Assets – Annualized (4)	1.7%	1.7%	1.6%	1.7%	1.5%
Nonperforming Loans Ratio (90 days overdue) - Total	3.2%	3.2%	3.9%	3.2%	3.9%
Nonperforming Loans Ratio (90 days overdue) - Brazil	3.8%	3.9%	4.8%	3.8%	4.8%
Nonperforming Loans Ratio (90 days overdue) - Latin America	1.4%	1.2%	1.2%	1.4%	1.2%
Coverage Ratio (Total Allowance/NPL 90 days overdue) (5)	246%	243%	204%	246%	204%
Efficiency Ratio (ER) (6)	47.3%	45.7%	48.0%	45.5%	45.5%
Risk-Adjusted Efficiency Ratio (RAER) (6)	63.3%	63.4%	69.6%	63.7%	70.6%

Balance Sheet
Total Assets	1,466,000	1,448,335	1,400,133
Total Credit Portfolio, including Financial Guarantees Provided	539,084	552,350	567,744
Deposits + Debentures + Securities + Borrowings and Onlending (7)	633,145	649,603	656,928
Loan Portfolio/Funding (7)	73.9%	73.9%	75.4%
Stockholders' Equity	123,631	118,379	114,715

Other
Assets Under Administration	938,494	900,543	816,246
Total Number of Employees	96,326	95,065	95,984
Brazil	82,401	81,252	81,737
Abroad	13,925	13,813	14,247
Branches and CSBs – Client Service Branches	4,919	4,955	5,119
ATM – Automated Teller Machines (8)	46,700	46,572	45,859

Highlights as disclosed (Data prior to 2Q16 do not include CorpBanca)

In R$ millions (except where indicated), end of period	3Q17	2Q17	3Q16	9M17	9M16
Highlights
Recurring Net Income per Share (R$) (9)	0.96	0.95	0.86	2.86	2.52
Net Income per Share (R$) (9)	0.93	0.92	0.83	2.79	2.47
Number of Outstanding Shares at the end of period – in thousands (10)	6,504,352	6,498,643	6,530,786	6,504,352	6,530,786
Book Value per Share (R$)	19.01	18.22	17.57	19.01	17.57
Dividends and Interest on Own Capital net of Taxes (11)	6,501	2,467	757	11,438	3,301
Market Capitalization (12)	281,964	239,020	211,632	281,964	211,632
Market Capitalization (12) (US$ million)	89,004	72,251	65,194	89,004	65,194
Solvency Ratio - Prudential Conglomerate (BIS Ratio)	19.5%	18.4%	19.0%	19.5%	19.0%
Common Equity Tier I	16.7%	15.7%	15.7%	16.7%	15.7%
Estimated BIS III (Common Equity Tier I) - Full Implementation of BIS III (13)	14.6%	13.5%	13.6%	14.6%	13.6%

Note: (1) Operating Revenues are the sum of Managerial Financial Margin, Commissions and Fees, Other Operating Income and Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses; (2) Detailed on Managerial Financial Margin section; (3) Annualized Return was calculated by dividing Net Income by Average Stockholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation bases of returns were adjusted by the amount of dividends that has not yet been approved at shareholders’ or Board meetings, proposed after the balance sheet closing date; (4) Return was calculated by dividing Recurring Net Income by Average Assets; (5) Includes the balance of provision for financial guarantees provided; (6) For further details on the calculation methodologies of both Effciency and Risk-Adjusted Effciency ratios, please refer to Non-Interest Expenses section; (7) As detailed on the Balance section; (8) Includes ESBs (electronic service branches) and service points at third parties’ locations and Banco24Horas ATMs; (9) Calculated based on the weighted average number of outstanding shares for the period; (10) The number of outstanding shares was adjusted to reflect the share bonus of 10% granted on September 14, 2016; (11) Interest on own capital. Amounts paid/provisioned, declared and reserved in stockholders’ equity; (12) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (13) In the 2017, takes into consideration the effect of the consolidation of Citibank’s Brazilian retail business, and the investment in XP Investimentos.

Itaú Unibanco Holding S.A.	05

Management Discussion & Analysis	Executive Summary

Net Income and Recurring Net Income

Our recurring net income totaled R$6,254 million in the third quarter of 2017 as a result of the elimination of non-recurring events, which are presented in the table below, from net income of R$6,077 million for the period.

Non-Recurring Events Net of Tax Effects

In R$ millions	3Q17	2Q17	3Q16	9M17	9M16
Recurring Net Income	6,254	6,169	5,595	18,599	16,332
Non-Recurring Events	(177)	(155)	(200)	(455)	(308)

IRB	155	-	-	155	-
∟ Disposal of IRB shares
Goodwill Amortization	(125)	(123)	(120)	(373)	(309)
∟ Effect from the amortization of goodwill generated by acquisitions made by the Conglomerate
Contingencies Provision	(61)	(22)	(80)	(101)	(136)
∟ Recognition of provisions for tax and social security lawsuits and losses arising from economic plans in effect in Brazil during the 1980's and early 1990's
Impairment	(137)	(7)	-	(145)	(9)
∟ Adjustment to reflect the realization value of certain assets, mainly related to technology
Program for Settlement or Installment Payment of Taxes	-	-	-	-	12
∟ Effects of our adherence to the Program for the Settlement or Installment Payment of Municipal Taxes
Other	(9)	(2)	-	9	133

Net Income	6,077	6,014	5,394	18,143	16,024
CorpBanca's Pro Forma Consolidation Effects	-	-	-	-	(72)
Net Income as Reported	6,077	6,014	5,394	18,143	16,097

Note: The impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Managerial Income Statement

We apply in our report management results consolidation criteria that affect only the breakdown of accounts and, therefore, do not affect net income. Additionally, we adjusted the tax effects of the hedges of investments abroad - originally accounted for as tax expenses (PIS and COFINS) and income tax and social contribution on net income and then reclassified to the financial margin - and non-recurring events. These reclassifications enable us to carry out analyses from the management viewpoint on businesses and are shown in "Disclosure Criteria", on page 46 of this report.

Our strategy for foreign exchange risk management of the capital invested abroad is aimed at mitigating, through financial instruments, the effects from foreign exchange variations and takes into consideration the impact of all tax effects. We present below the foreign exchange variation of the Brazilian real:

Itaú Unibanco Holding S.A.	06

Management Discussion & Analysis	Executive Summary

3rd quarter of 2017 Income Statement

Operating Revenues Perspective

The Operating Revenues is composed by the sum of the main accounts in which revenues from banking, insurance, pension plan and premium bonds operations are recorded.

In R$ millions	3Q17	2Q17	Δ	3Q16	Δ	9M17	9M16	Δ
Operating Revenues	26,981	27,205	-0.8%	27,950	-3.5%	81,453	82,519	-1.3%
Managerial Financial Margin	16,769	17,385	-3.5%	18,059	-7.1%	51,569	53,266	-3.2%
Financial Margin with Clients	15,410	15,762	-2.2%	16,310	-5.5%	46,719	48,260	-3.2%
Financial Margin with the Market	1,359	1,623	-16.2%	1,749	-22.3%	4,850	5,006	-3.1%
Commissions and Fees	8,358	8,037	4.0%	7,825	6.8%	24,240	22,971	5.5%
Result from Insurance, Pension Plan and Premium Bonds	1,853	1,783	3.9%	2,067	-10.3%	5,644	6,282	-10.2%
Operations Before Retained Claims and Selling Expenses
Cost of Credit	(3,990)	(4,474)	-10.8%	(5,582)	-28.5%	(13,745)	(19,128)	-28.1%
Provision for Loan Losses	(4,282)	(4,948)	-13.5%	(6,169)	-30.6%	(14,622)	(20,330)	-28.1%
Impairment	(262)	(105)	148.9%	(88)	197.8%	(812)	(627)	29.4%
Discounts Granted	(223)	(254)	-12.4%	(265)	-15.8%	(770)	(932)	-17.4%
Recovery of Loans Written Off as Losses	777	834	-6.8%	939	-17.3%	2,459	2,762	-11.0%
Retained Claims	(320)	(261)	22.8%	(375)	-14.6%	(902)	(1,121)	-19.6%
Operating Margin	22,672	22,471	0.9%	21,993	3.1%	66,806	62,270	7.3%
Other Operating Expenses	(13,505)	(13,218)	2.2%	(14,159)	-4.6%	(39,417)	(39,872)	-1.1%
Non-interest Expenses	(11,818)	(11,551)	2.3%	(12,374)	-4.5%	(34,370)	(34,698)	-0.9%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,640)	(1,606)	2.2%	(1,648)	-0.5%	(4,850)	(4,680)	3.6%
Insurance Selling Expenses	(47)	(61)	-24.3%	(136)	-65.9%	(197)	(494)	-60.1%
Income before Tax and Minority Interests	9,167	9,253	-0.9%	7,834	17.0%	27,389	22,399	22.3%
Income Tax and Social Contribution	(2,969)	(2,892)	2.6%	(2,191)	35.5%	(8,628)	(5,829)	48.0%
Minority Interests in Subsidiaries	56	(191)	-129.1%	(49)	-214.1%	(163)	(238)	-31.5%
Recurring Net Income	6,254	6,169	1.4%	5,595	11.8%	18,599	16,332	13.9%

Managerial Financial Margin Perspective

In R$ millions	3Q17	2Q17	Δ	3Q16	Δ	9M17	9M16	Δ
Managerial Financial Margin	16,769	17,385	-3.5%	18,059	-7.1%	51,569	53,266	-3.2%
Financial Margin with Clients	15,410	15,762	-2.2%	16,310	-5.5%	46,719	48,260	-3.2%
Financial Margin with the Market	1,359	1,623	-16.2%	1,749	-22.3%	4,850	5,006	-3.1%
Cost of Credit	(3,990)	(4,474)	-10.8%	(5,582)	-28.5%	(13,745)	(19,128)	-28.1%
Provision for Loan Losses	(4,282)	(4,948)	-13.5%	(6,169)	-30.6%	(14,622)	(20,330)	-28.1%
Impairment	(262)	(105)	148.9%	(88)	197.8%	(812)	(627)	29.4%
Discounts Granted	(223)	(254)	-12.4%	(265)	-15.8%	(770)	(932)	-17.4%
Recovery of Loans Written Off as Losses	777	834	-6.8%	939	-17.3%	2,459	2,762	-11.0%
Net Result from Financial Operations	12,780	12,911	-1.0%	12,476	2.4%	37,824	34,138	10.8%
Other Operating Income/(Expenses)	(3,613)	(3,658)	-1.2%	(4,642)	-22.2%	(10,435)	(11,740)	-11.1%
Commissions and Fees	8,358	8,037	4.0%	7,825	6.8%	24,240	22,971	5.5%
Result from Insurance, Pension Plan and Premium Bonds Operations	1,487	1,461	1.8%	1,555	-4.4%	4,545	4,667	-2.6%
Non-interest Expenses	(11,818)	(11,551)	2.3%	(12,374)	-4.5%	(34,370)	(34,698)	-0.9%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,640)	(1,606)	2.2%	(1,648)	-0.5%	(4,850)	(4,680)	3.6%
Income before Tax and Minority Interests	9,167	9,253	-0.9%	7,834	17.0%	27,389	22,399	22.3%
Income Tax and Social Contribution	(2,969)	(2,892)	2.6%	(2,191)	35.5%	(8,628)	(5,829)	48.0%
Minority Interests in Subsidiaries	56	(191)	-129.1%	(49)	-214.1%	(163)	(238)	-31.5%
Recurring Net Income	6,254	6,169	1.4%	5,595	11.8%	18,599	16,332	13.9%

Itaú Unibanco Holding S.A.	07

Management Discussion & Analysis	Executive Summary

Main Challenges

Focus on Client

We must further increase the focus on clients, aligned with international best practices not limited to the financial sector, developing products and a “service culture” always focused on client satisfaction throughout all the activities of the bank.

Profitability

Keeping up the profitability level is what allows us to “dream great dreams” and should be the result of our efforts to exceed in all aspects of banking activity, always focused on value creation over time.

People Management

We must continuously improve the existing models so that we distinguish ourselves in people management, with processes being increasingly perceived as fair and meritorious.

Risk Management

We must endeavor our efforts to fully comply with the Risk Appetite guidelines of the Board of Directors. Managing risks is the essence of our activity and a responsibility of all employees.

Internationalization

Moving forward in the internationalization process does not necessarily mean to take activities to new countries, but rather to reach, in the countries we are present in, the same management quality and results we have in Brazil.

Digital Transformation

Speeding up our digital transformation process, continuously increasing the productivity of our IT area and spreading out a digital mindset throughout the bank is essential to maximize effciency and to improve user experience and client’s satisfaction.

Digital Evolution

Technology represents the backbone of our evolution.

The development of more than 1000 APIs (application programming interface), which allow for the creation of an application with 96% reuse; taking part in 100% of the blockchain applications being developed in Brazil to improve the financial market; and the consolidation of a private cloud that already runs dozen applications (internal systems) of the bank are some of the results of this digital transformation.

Our digital transformation takes place through three pillars:

People	Technology	Customer Centricity

Techies are being added up to the traditional professionals.	The technology department became fundamental for creating transformation solutions.	A new philosophy of bank concept. We have adopted a customer- centric strategy.

This evolution has been exponential in the organization: in the last two years only, the presence of techies in Itaú Unibanco has increased 13 times.	Therefore, it is possible to capture the exponential evolution of technologies, increase the frequency of innovations and disruptions and promote shorter delivery cycles.	In this context, information from the interaction of clients with the bank are important inputs for creating products and services to meet their actual needs.

Itaú Unibanco Holding S.A.	08

Management Discussion & Analysis	Executive Summary

Results

Highlights in the quarter:

•	Managerial Financial Margin with Clients

▼2.2% mainly driven by (i) the effect of the interbank deposit rate decrease, especially in our liabilities margin and working capital, (ii) the impact of the new credit card regulation and (iii) the events occurred in the second quarter that did not repeat: structured operations of the Wholesale segment and gains from commercial derivatives in Latin America operations.

•	Cost of Credit

▼10.8% mainly driven by lower provision for loan losses particularly in Brazil, in the Retail and Wholesale segments, in line with the downward trend in the segments delinquency rate.

•	Commissions and Fees

▲4.0% mainly driven by (i) the increase in revenues from asset management, partly due to the increase in assets under administration and the higher number of business days in the period and (ii) the increase in revenues from credit card fees.

Events in the quarter

Capital Management

In order to effciently manage capital, aiming at creating value to our shareholders, we announced through a Material Fact disclosed on September 26, 2017, that we intend to:

a)  Maintain the practice of paying dividends and interest on capital as a minimum of 35% of net income, however we excluded the maximum limit previously determined at 45%.

b)  Set forth, through the Board of Directors, the total amount to be distributed each year considering (1) the company’s capitalization level, according to rules issued by the Brazilian Central Bank; (2) the minimum Tier I Capital* of 13,5% determined by the Board of Directors (currently at 14.6%*). We highlight that this ratio must be composed of at least 12.0% of Core Capital; (3) the profitability in the year; (4) the expectations of capital use based on the expected business growth, share buyback programs, mergers and acquisitions and regulatory changes that may change capital requirement; and (5) changes in tax legislation.

Therefore, the percentage to be distributed may change every year based on the company’s profitability and capital demands, always considering the minimum distribution set forth in the Bylaws.

Total Payout1 simulation to keep Tier I Capital* at 13.5% under different return and growth scenarios

		ROE[3]
		15.00%	17.50%	20.00%	22.50%	25.00%
RWA[2]	5.00%	65 – 70%	70 – 75%	75 – 80%	80 – 85%	85 - 90%
Increase	10.00%	40 – 45%	45 – 50%	50 – 55%	55 – 60%	60 – 65%
	15.00%	25%	25 – 35%	35 – 40%	40 – 45%	45 – 50%

(*) Takes into consideration the full application of BIS III rules, in addition to the impacts from the acquisition of Citibanks’ Brazilian retail business and the minority interest of 49.9% in XP Investimentos.

(1)  Includes total amounts of dividends and share buyback. Simulations include the June 2017 base and Citibank’s Brazilian retail business and the 49.9% minority interest in XP Investimentos transactions;

(2)  Risk-Weighted Assets;

(3)  Return on Equity.

Share Buyback

In the first nine months of 2017, we acquired 37,982,900 non-voting shares of own issue in the total amount of R$1.4 billion, at the average price of R$36.19 per share.

Dividends and Interest on Own Capital

We remunerate our shareholders by means of monthly and complementary payments of dividends and interest on own capital. In the first nine months of 2017, we paid or provisioned R$3.9 billion and reserved R$7.5 billion in stockholder’s equity, of dividends and interest on own capital net of taxes, totaling R$11.4 billion.

Citibank’s Retail Business | Brazil On October 26, 2017 we obtained the final necessary regulatory authorization from BACEN, required for the acquisition of Citibank’s retail business. This transaction adds to our operation R$8.6 billion in assets, of which R$6.2 billion credit portfolio, besides R$4.8 billion in deposits and a base of around 300,000 clients.

With the completion of this phase of the transaction, we reaffirm our commitment to the Brazilian market and the creation of long-term value for our shareholders.

Itaú Unibanco Holding S.A.	09

Management Discussion & Analysis	Executive Summary

Highlights in 3Q17

Managerial Financial Margin

The decrease in the managerial financial margin with clients was mainly driven by (i) the effect of the interbank deposit rate decrease, especially in our liabilities margin and working capital, (ii) the impact of the new credit card regulation, and (iii) events occurred in the second quarter that did not repeat: structured operations of the Wholesale segment and gains from commercial derivatives in Latin America operations.

The decrease in our financial margin with the market was mainly driven by the impact of the decrease in market rates and indices in our proprietary and structural positions.

Further details on page 14

Cost of Credit

The decrease in cost of credit for the quarter was mainly due to reductions of R$667 million in provisions for loan losses, in the Retail and Wholesale segments, mainly in Brazil. The impairment charges of corporate securities from the Wholesale segment increased by R$157 million in the quarter.

In the first nine months of 2017, the decrease of R$5,672 million in provisions for loan losses in Brazil was the main driver for the lower cost of credit.

Further details on pages 15-16

Commissions and Fees and Result from Insurance 1

Higher commissions and fees for the quarter was mainly driven by (i) the increase in revenues from asset management, partly due to the increase in assets under administration and the higher number of business days in the period and (ii) the increase in revenues from credit card fees.

Compared to the first nine months of 2016, revenues from asset management and current account services were the main drivers for the increase in commissions and fees.

Further details on pages 20-25

Non-Interest Expenses

The increase in non-interest expenses in the quarter is mainly driven by (i) higher personnel expenses, mainly driven by higher provisions for labor claims, partially offset by lower expenses on terminations; (ii) higher operating expenses, especially the increased provisions for civil claims and higher expenses on brands and commissions from credit cards, and (iii) higher expenses in Latin America, mainly due to the refund of a fine paid to SBIF (Superintendencia de Bancos e Instituciones Financieras de Chile) in the second quarter of 2017. Administrative expenses decreased, mainly in expenses on third-party services.

Further details on pages 26-27

Return on Equity

Efficiency Ratio (E.R.) and Risk-Adjusted Efficiency Ratio (R.A.E.R.)

Further details on page 27

¹ Result from insurance operations include the result from insurance, pension plan and premium bonds, net of retained claims and selling expenses.

Itaú Unibanco Holding S.A.	10

Management Discussion & Analysis	Executive Summary

Highlights in 3Q17

Credit Portfolio with Financial Guarantees Provided and Corporate Securities

In R$ billions, end of period	3Q17	2Q17	Δ	3Q16	Δ
Individuals	179.9	179.4	0.3%	182.5	-1.4%
Credit Card Loans	57.2	56.4	1.4%	55.7	2.6%
Personal Loans	26.0	25.9	0.3%	27.9	-6.9%
Payroll Loans [1]	44.6	44.8	-0.5%	45.6	-2.3%
Vehicle Loans	13.9	14.1	-1.5%	15.9	-12.7%
Mortgage Loans	38.3	38.3	0.1%	37.3	2.5%
Companies	223.7	235.2	-4.9%	244.2	-8.4%
Corporate Loans	164.6	175.4	-6.2%	183.4	-10.3%
Very Small, Small and Middle Market Loans [2]	59.1	59.8	-1.2%	60.8	-2.8%
Latin America	135.5	137.7	-1.6%	141.0	-3.9%
Argentina	7.0	6.7	4.2%	7.0	0.0%
Chile	89.4	90.4	-1.1%	91.1	-1.8%
Colombia	25.8	26.5	-2.7%	29.0	-10.9%
Paraguay	5.7	6.0	-3.9%	5.9	-3.5%
Panama	0.8	0.9	-7.8%	1.2	-29.0%
Uruguay	6.7	7.2	-6.6%	6.8	-1.6%
Total with Financial Guarantees Provided	539.1	552.3	-2.4%	567.7	-5.0%
Corporate Securities [3]	36.1	35.0	3.2%	37.3	-3.3%
Total with Financial Guarantees Provided and Corporate Securities	575.2	587.3	-2.1%	605.1	-4.9%
Total with Financial Guarantees Provided and Corporate Securities (ex-foreign exchange rate variation) [4]	575.2	583.0	-1.3%	601.8	-4.4%
Total Brazil with Financial Guarantees Provided and Corporate Securities	439.6	449.6	-2.2%	464.0	-5.3%

(1) Includes operations originated by the institution and acquired operations. (2) Includes Rural Loans to Individuals. (3) Includes Debentures, CRI and Commercial Paper. (4) Calculated based on the conversion of the foreign currency portfolio (U.S. dollar and currencies of Latin America). Note: the Mortgage and Rural Loan portfolios from the companies segment are allocated according to the client’s size.

Further details on pages 29-30

NPL Ratio (%)

90 days

It remained stable in the quarter compared to the previous quarter. Compared to the same period in 2016, it recorded a decrease mainly due to lower delinquency in Brazil.

In Brazil, there was a reduction compared to the previous quarter and to September 2016, driven by lower delinquency rates in individuals, very small, small and middle-market companies and corporate.

In Latin America, the increase in the quarter was driven by the very small, small and middle market segment, both in Chile and Colombia.

Further details on pages 17-18

Coverage Ratio

90 days

This increase in the coverage ratio, which reached 246% in September 2017, was mainly driven by the decrease in the portfolio of overdue loans in the period.

This coverage ratio level is not only a result of overdue loans, but also of our provision model for potential loan losses.

The expanded coverage ratio³ remained at 100%, showing that the provisions are enough to cover the balance of renegotiated operations and the loans overdue for over 90 days.

Further details on pages 17-18

NPL Creation

The NPL Creation, which is the volume of loans that became overdue for more than 90 days in the quarter, was lower compared to the previous quarter, mainly in the Retail segment in Brazil, which decreased in the quarter.

In the Wholesale segment - Brazil, the NPL Creation also decreased, reaching its lowest level since March 2014.

The combination of the reductions in Brazil resulted in the lowest NPL Creation level since March 2014.

Further details on pages 17-18

¹ Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Calculated by dividing the total allowance by the balance of operations more than 90 days overdue and renegotiated operations, excluding double counting of renegotiated operations more than 90 days overdue.

Itaú Unibanco Holding S.A.	11

Management Discussion & Analysis	Executive Summary

2017 Forecast

We kept unchanged the ranges of our 2017 forecast

	Consolidated [1]	Brazil [1,2]

Total Credit Portfolio [3]	From 0.0% to 4.0%	From -2.0% to 2.0%

Financial Margin with Clients [4] (ex-Impairment and Discounts Granted)	From -4.2% to -0.8%	From -5.2% to -1.8%

Cost of Credit [5]	Between R$15.5 bn and R$18.0 bn	Between R$13.5 bn and R$16.0 bn

Commissions and Fees and Result from Insurance Operations [6]	From 0.5% to 4.5%	From 0.0% to 4.0%

Non-Interest Expenses	From 1.5% to 4.5%	From 3.0% to 6.0%

1)  Considers USD-BRL rate at R$ 3.50 in Dec-17;

2)  Includes units abroad ex-Latin America;

3)  Includes financial guarantees provided and corporate securities;

4)  Financial Margin with Clients evolution also considers the Discounts Granted reclassification in 2016;

5)  Includes Result from Loan Losses, Impairment and Discounts Granted;

6)  Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses;

Although the growth plans and projections of results presented above are based on management assumptions and information available in the market to date, these expectations involve inaccuracies and risks that are diffcult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are beyond our control. These risks and uncertainties include, but are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others.

Itaú Unibanco Holding S.A.	12

Income Statement and Balance Sheet

Analysis

Management Discussion & Analysis and Complete Financial Statements

Management Discussion & Analysis	Income Statement Analysis

Managerial Financial Margin

Highlights

•	Decrease in financial margin with clients in the quarter, highlighting the following negative impacts: (i) interbank deposit rate reduction on the liabilities’ margin and on the remuneration of our working capital, (ii) new regulatory framework of credit cards and (iii) events occurred in the second quarter that did not repeat: structured operations of Wholesale segment and gains from commercial derivatives in Latin America operations.

•	Risk-adjusted financial margin with clients increased 10 bps in the quarter, since the reduction in the financial margin with clients was more than offset by the improved cost of credit.

In R$ millions	3Q17	2Q17	Δ
Financial Margin with Clients	15,410	15,762	(352)	-2.2%
Spread-Sensitive Operations	13,168	13,613	(445)	-3.3%
Working Capital and Other	2,242	2,149	93	4.3%
Financial Margin with the Market	1,359	1,623	(264)	-16.2%
Total	16,769	17,385	(615)	-3.5%

Spread-Sensitive Operations: consists of the results from credit assets, non-credit assets and liabilities.

Financial Margin with the market: consists basically of treasury transactions that include Asset and Liability Management (ALM) and proprietary trading operations.

(1) Considers credit and private securities portfolio net of overdue balance over 60 days. Balances do not include the effects of foreign exchange rate variations. (2) Latin America Managerial Financial Margin with Clients variance does not consider calendar days impact. This impact was considered in its specific column.

Annualized average rate of financial margin with clients

	3Q17			2Q17
	Average	Financial	Average Rate	Average	Financial	Average Rate
In R$ millions, end of period	Balance	Margin	(p.a.)	Balance	Margin	(p.a.)
Financial Margin with Clients	624,503	15,410	10.1%	633,124	15,762	10.3%
Spread-Sensitive Operations	526,027	13,168	10.3%	542,107	13,613	10.4%
Working Capital and Other	98,476	2,242	9.3%	91,017	2,149	9.8%
Cost of Credit		(3,990)			(4,474)
Risk-Adjusted Financial Margin with Clients	624,503	11,421	7.4%	633,124	11,288	7.3%

Spread-Sensitive

Operations:

▼- 10 bps

•	we highlight the following adverse impacts: (i) interbank deposit rate reduction on the liabilities’ margin, (ii) new regulatory framework of credit cards, and (iii) events occurred in the second quarter that did not repeat: structured operations of the Wholesale segment and gains from commercial derivatives in Latin America operations.

Working Capital and Other:

▼- 50 bps

•	higher average balance in the period (mainly driven by the increase in stockholders' equity due to incorporation of the net income for the period), partially offset by the impact from lower interest rates.

Financial Margin with Clients:

▼- 20 bps

•	the expected cuts in the Selic rate will continue to adversely impact our liabilities’ margin and the remuneration of our working capital.

Risk-Adjusted Financial Margin with Clients:

▲+ 10 bps

•	the pressure caused by the interbank deposit rate reduction in our financial margin was more than offset by the cost of credit improvement in the quarter.

Itaú Unibanco Holding S.A.	14

Management Discussion & Analysis	Income Statement Analysis

Cost of Credit

Highlights

•	Result from loan losses continued to decrease for the sixth consecutive quarter, down R$610 million from the previous quarter, mainly driven by the lower provision for loan losses in Brazil.

•	Increase of R$157 million in impairment charges on corporate securities in the Wholesale segment.

In R$ millions	3Q17	2Q17	Δ	3Q16	Δ	9M17	9M16	Δ
Provision for Loan Losses	(4,282)	(4,948)	-13.5%	(6,169)	-30.6%	(14,622)	(20,330)	-28.1%
Recovery of Loans Written Off as Losses	777	834	-6.8%	939	-17.3%	2,459	2,762	-11.0%
Result from Loan Losses	(3,505)	(4,115)	-14.8%	(5,230)	-33.0%	(12,163)	(17,568)	-30.8%
Impairment	(262)	(105)	148.9%	(88)	197.8%	(812)	(627)	29.4%
Discounts Granted	(223)	(254)	-12.4%	(265)	-15.8%	(770)	(932)	-17.4%
Cost of Credit	(3,990)	(4,474)	-10.8%	(5,582)	-28.5%	(13,745)	(19,128)	-28.1%

Compared to the previous quarter, the reduction in cost of credit was mainly driven by the R$667 million decrease in the provision for loan losses, especially in the Retail and Wholesale segments in Brazil, in line with the delinquency downward trend noted in these segments. This effect was partially offset mainly by the increase of R$157 million in impairment charges on corporate securities in the Wholesale segment.

In the first nine months of 2017, the reduction in cost of credit was mainly driven by the R$5,672 million decrease in the provision for loan losses in Brazil, both in the Retail and Wholesale segments, R$2,133 million and R$3,539 million, respectively, as a reflection of the improvement in delinquency rates. These effects where partially offset by (i) the reduction of R$303 million in recovery of loans written off as losses, especially in Retail segment, and (ii) the increase of R$184 million in impairment charges on corporate securities in the Wholesale segment.

In the third quarter of 2017, we recorded sales of assets with no risk retention to non-related companies in the amount of R$775 million. For further details, please refer to page 19.

Cost of Credit

(*) Loan portfolio with financial guarantees provided and corporate securities. Average balance of the loan portfolio with financial guarantees provided and corporate securities, considering the last two quarters.

Provision for Loan Losses by Segment

(*)  Average balance of the loan portfolio, considering the last two quarters.

(i)   Had the sale of assets not been carried out, the provision for loan losses for the wholesale segment would have been R$630 million and the total provision for loan losses would have been R$4,396 million. For further details, please refer to page 19.

Note: Retail Banking includes loan loss provisions expenses of Corporation segment. In the business segments section, Latin America is part of the Wholesale business.

•  Wholesale Segment - Brazil: a decrease of R$87 million in expenses in the quarter driven by the sale of assets in the quarter, combined with the fact that we made provisions for potential losses in the last two years.

•  Retail Segment - Brazil: these expenses decreased R$496 million in the quarter, in line with the delinquency downward trend in the segment, mainly in personal loans.

Recovery of Loan Written off as Losses

•  The reduction of R$57 million in recovery of loan written off as losses compared to the last quarter was mainly driven by the reduction of R$36 million in Retail segment.

•  In the third quarter of 2017, we sold portfolios, without risk retention, which had already been written off as losses. Credits totaling R$58 million were assigned with positive impact on revenues from recovery of loans, in the amount of R$8 million, and R$4 million in net income in the third quarter of 2017.

Itaú Unibanco Holding S.A.	15

Management Discussion & Analysis	Income Statement Analysis

Loan Portfolio by Risk Level

Our credit risk management is aimed at maintaining the quality of the loan portfolio at levels appropriate for each market segment in which we operate. At the end of September 2017, portfolios rated “AA” and “A” accounted for 76.4% of the total loan portfolio and 79.4% of the total loan portfolio in Brazil¹.

Allowance for Loan Losses and Provision for Financial Guarantees Provided

In the quarter, we observed a reduction of 2.1% in the allowance for loan losses and provision for financial guarantees provided.

This reduction was mainly driven by the specific allowance of Whole-sale segment in Brazil, as a consequence of the delinquency rates improvement in this segment.

We present below the total allowance(*) allocation by type of risk:

Overdue Risk: Allowances for overdue loans, as required by the Brazilian Central Bank, related to the minimum provision required for overdue operations according to CMN Resolution No. 2,682/1999. We also present the amount for loans 100% provisioned and for loans that do not require 100% of provision.

Aggravated Risk: Allowances for overdue loans with aggravated risk ratings above the minimum required by the Brazilian Central Bank, and allowances for renegotiated loans. Regarding renegotiated loans, we segregate allowances over the minimum required by the Brazilian Central Bank for overdue operations and allowances for non-overdue operations.

Potential Risk: Allowances for expected losses related to Retail Segment operations and allowances for potential losses related to Wholesale segment operations, which includes provision for financial guarantees provided.

¹ Includes units abroad ex-Latin America. ² Excludes Brazil. ³ Allowance for potential losses includes the provision for financial guarantees provided. (*) Total allowance includes the allowance for loan losses and the provision for financial guarantees provided, which totaled R$ 1,927 million in September 2017 and is recorded in liabilities in accordance with CMN Resolution No. 4,512/16.

Itaú Unibanco Holding S.A.	16

Management Discussion & Analysis	Income Statement Analysis

Credit Quality

Highlights

•	The loan portfolio more than 90 days overdue for individuals and companies in Brazil decreased in the quarter. Compared to the same period of the previous year, the total of nonperforming loans over 90 days overdue decreased 22.3%.

•	The short-term delinquency ratio (NPL 15-90 days) remained stable in the quarter, and the highlights were the decrease of 20 bps in the individuals segment that was compensated by the increase in very small, small and middle market companies and Latin America ex-Brazil.

Nonperforming Loans

(i) Had the sale of assets not been carried out, nonperforming loan in Brazil would have been R$13.3 billion and the Total would have been R$15.1billion. For further details, please refer to page 19.

•	Nonperforming loans - 90 days - Total: decreased 3.4% from June 2017 and 22.3% from the same period of the previous year, driven by lower delinquency rates for individuals and companies in Brazil.

NPL Ratio (%) | over 90 days

(i) Had the sale of assets not been carried out, NPL Ratio in Brazil would have been 3.9%. For further details, please refer to page 19.

Analysis of the quarterly change in NPL 90 (%) | Credit Quality x Volume

•  Consolidated: the ratio remained stable compared to the previous quarter. Compared to the same period of 2016, it recorded a decrease mainly due to a lower delinquency rate in Brazil.

•  Brazil1: the ratio decreased from the previous quarter and from September 2016, driven by the lower delinquency rates for individuals, very small, small, middle market and corporate.

•  Latin America2: the ratio increased in the quarter mainly driven by the increase in very small, small and middle market companies for both Chile and Colombia.

NPL Ratio - Brazil1 (%) | over 90 days

(i) Had the sale of assets not been carried out, NPL Ratio of Corporate would have been 1.1%. For further details, please refer to page 19.

Analysis of the quarterly change in NPL 90 (%) | Credit Quality x Volume

•  Individuals: the ratio decreased for the sixth consecutive quarter, with highlights for a lower delinquency rate in personal loans and vehicles in the quarter.

•  Very small, small and middle-market companies: the ratio decreased for the fourth consecutive quarter.

•  Corporate: the ratio decreased for the second consecutive quarter. Had the assets not been sold, the ratio would have posted a small reduction.

NPL Ratio (%) | 15 to 90 days

* Note: Total and Latin America NPL Ratio (15-90 days) prior to June 2016 do not include CorpBanca.

Analysis of the quarterly change in NPL 15-90 (%) | Credit Quality x Volume

•  Consolidated: the ratio remained stable from the previous quarter and decreased from the same period of the previous year due to a lower delinquency rate in Brazil.

•  Brazil1: the ratio remained stable in the quarter, with decrease in individuals (especially credit card, vehicles and mortgage loans), offset by the increase in very small, small and middle-market companies. The corporate portfolio remained stable.

•  Latin America2: the ratio increased in the quarter, mainly driven by higher delinquency rates in individuals in Chile.

¹ Includes units abroad ex-Latin America.² Excludes Brazil.

Itaú Unibanco Holding S.A.	17

Management Discussion & Analysis	Income Statement Analysis

NPL Ratio - Brazil1 (%) | 15 to 90 days

Analysis of the quarterly change in NPL 15-90 (%) | Credit Quality x Volume

•  Individuals: the ratio decreased from the previous quarter, mainly driven by lower delinquency rates in the credit card, vehicles and mortgage loan portfolios.

•  Very small, small and middle-market companies: the ratio increased in the quarter, mainly driven by the increase in overdue loans.

•  Corporate: the ratio remained stable compared to the previous quarter.

Coverage Ratio | 90 days

Note: Coverage ratio is calculated by dividing the total allowance balance by the balance of operations more than 90 days overdue. The extended coverage ratio is calculated by dividing the total allowance balance by the balance of operations more than 90 days overdue and renegotiated operations, excluding double counting of renegotiated operations more than 90 days overdue. Total allowance includes the provision for financial guarantees provided, which totaled R$1,927 million in September 2017 and is recorded in liabilities in accordance with CMN Resolution No. 4,512/16.

(i) Had the sale of assets not been carried out, the coverage ratio of the Wholesale Banking - Brazil would have been 854%. For further details, please refer to page 19.

•  Consolidated: the ratio increased in the quarter, mainly driven by the increase in the coverage in the Wholesale segment, impacted by a lower portfolio of overdue loans for the segment.

¹ Includes units abroad ex-Latin America.

Loan Portfolio Write-Off

(*) Loan portfolio average balance for the previous two quarters.

Loan portfolio write-offs decreased 11.8% from the previous quarter. This is the lowest write-off level since June 2015. The ratio of written-off operations to the average loan portfolio balance is in line with the levels in previous quarters.

NPL Creation

Note: The NPL Creation is the balance of loans that became overdue for more than 90 days in the quarter. This quarter, we made the adjustments of the assets sales to better reflect the NPL Creation of the period.

•  Consolidated: the NPL Creation decreased from the previous period and reached its lowest level since March 2014, mainly driven by a lower NPL Creation in Brazil that decreased for the fourth consecutive quarter.

NPL Creation Coverage

Note: NPL Creation coverage ratio is calculated from the division of provision for loan losses by NPL Creation in the quarter.

In the third quarter of 2017, total NPL Creation coverage reached 98%, which reflects the ratio reduction in all segments.

•  Retail Segment - Brazil: the NPL Creation coverage remains at a level similar to the historical average.

•  Wholesale segment - Brazil: the 230% of the NPL Creation cover-age level reflects the provisioning for potential losses.

Itaú Unibanco Holding S.A.	18

Management Discussion & Analysis	Income Statement Analysis

Renegotiated Loans Operations

Renegotiated loans are all types of renegotiation, either non overdue, overdue, or coming from the recovery of loans written off as losses.

R$26.4 billion as of September 30, 2017

▲ + 0.1% (vs. Jun-17)

▲ + 4.3% (vs. Sep-16)

Compared to the same period from the last year, the increase in renegotiated loan operations is mainly related to Corporate segment operations.

By overdue period

measured at the moment of renegotiation

Brazil 1
23.8
22.9
23.1
24.6
24.5
25.3
1.5
1.9
7.2
6.4
2.1
6.2
24.3
1.5
1.9
7.6
5.6
1.4
6.4
24.7
1.6
1.8
7.3
5.6
1.3
7.0
26.4
1.8
2.0
8.2
6.2
1.4
6.9
26.4
1.9
1.9
7.8
5.9
1.3
7.6
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
When non-overdue
When over 90 days overdue
When up to 30 days overdue
When Written-off as a Loss
When 31-90 days overdue
Latin America

[1] Includes units abroad ex-Latin America.

NPL of Loan Operation Renegotiated

26.4%
20.8%
19.7%
17.6%
17.2%
6.7
5.1
4.9
4.6
4.6
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Total Renegotiated Loans Portfolio 90-day NPL (in R$ billions)
Total of Renegotiated Loans Portfolio 90-day NPL ratio (%)

Renegotiated Loans Coverage

as of September 30, 2017

R$ billions

Total renegotiated loans operations

26.4
10.6
40.2%

Loan Operations Renegotiated when up to 90 days overdue*

15.4
4.0
25.9%

Loan Operations Renegotiated when over 90 days overdue *

11.0
6.6
60.1%

■ Portfolio ■ LLP ■ Coverage Ratio (LLP/Portfolio)

* Measured at the moment of renegotiation.

Sale of Financial Assets

In the third quarter of 2017, we recorded sales of assets with no risk retention to non-related companies in the amount of R$775 million. This operation had a positive impact of R$100 million on cost of credit, being R$114 million in provision for loan losses and a negative impact of R$14 million in discounts granted. The effect on net income for the third quarter of 2017 was R$55 million. The impact on the income statement and credit quality indicators are presented on the table on the side.

Additionally, we recorded sales of assets that had already been written off as losses, with no risk retention, to non-related companies in the amount of R$58 million, with impact of approximately R$4 million on net income, but with no impact on non-performing loans ratios.

		3Q17
		(Ex Sale of
In R$ millions (except where indicated)	3Q17	Assets)
Income Statement
Operating Revenues	26,981	26,981
Cost of Credit	(3,990)	(4,098)
Provision for Loan Losses	(4,282)	(4,396)
Impairment	(262)	(262)
Discounts Granted	(223)	(209)
Recovery of Loans Written Off as Losses	777	769
Other Operating Expense and Other [1]	(13,769)	(13,769)
Income Tax and Social Contribution	(2,969)	(2,920)
Recurring Net Income	6,254	6,194

Credit Quality Indicators
NPL ratio over 90 days - Total	3.2%	3.2%
NPL ratio over 90 days - Brazil	3.8%	3.9%
NPL ratio over 90 days - Corporate Brazil	1.0%	1.1%
Coverage Ratio 90 days - Total	246%	246%
Coverage Ratio 90 days - Brazil	247%	247%
Coverage Ratio 90 days - Corporate Brazil	932%	854%

1 includes Other Operating Expenses, retained claims and minority interests in subsidiaries

Itaú Unibanco Holding S.A.	19

Management Discussion & Analysis	Income Statement Analysis

Commissions and Fees and Result from Insurance Operations1

Highlights

•	The R$321 million increase in commissions and fees from the previous quarter was mainly due to:

(i) revenues from asset management, partly driven by the increase in assets under management and higher number of business days;

(ii) revenues from credit card fees, driven by higher transaction volume; and (iii) revenues from advisory services and brokerage.

•	The share of commissions and fees and result from insurance operations over operating revenues reached 37%, the highest level in the last two years.

In R$ millions	3Q17	2Q17	Δ	3Q16	Δ	9M17	9M16	Δ
Credit Cards	3,103	3,018	2.8%	3,102	0.1%	9,069	9,025	0.5%
Current Account Services	1,699	1,679	1.2%	1,589	6.9%	5,028	4,730	6.3%
Asset Management	940	824	14.2%	776	21.3%	2,617	2,200	19.0%
Fund Management Fees	780	670	16.4%	605	28.9%	2,146	1,690	27.0%
Consortia Administration Fees	161	154	4.5%	170	-5.7%	471	511	-7.7%
Credit Operations and Guarantees Provided	829	825	0.4%	818	1.3%	2,492	2,369	5.2%
Credit Operations	457	454	0.7%	448	2.0%	1,387	1,317	5.4%
Guarantees Provided	371	371	0.0%	370	0.5%	1,105	1,052	5.0%
Collection Services	432	419	3.3%	414	4.4%	1,269	1,183	7.2%
Advisory Services and Brokerage	410	321	27.8%	274	49.7%	998	685	45.6%
Other	306	320	-4.3%	249	23.1%	886	866	2.3%
Foreign Exchange Services	30	28	7.1%	23	30.4%	85	67	27.5%
Custody Service and Portfolio Management	92	82	11.4%	82	11.1%	257	238	7.7%
Other Services	185	210	-12.0%	144	28.8%	544	561	-2.9%
Latin America (ex-Brazil)	638	631	1.1%	603	5.8%	1,881	1,913	-1.7%
Commissions and Fees	8,358	8,037	4.0%	7,825	6.8%	24,240	22,971	5.5%
Result from Insurance Operations¹	1,487	1,461	1.8%	1,555	-4.4%	4,545	4,667	-2.6%
Total	9,845	9,498	3.7%	9,380	5.0%	28,785	27,638	4.1%

Breakdown of Commissions and Fees and Result from Insurance Operations1

Operational Coverage Ratio

The operational coverage ratio represents the extent to which non-interest expenses were covered by the commissions and fees added to the result from insurance1.

¹ Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses; ² Operating Revenues including the Result from Insurance, Pension Plan and Premium Bonds Operations net of retained claims and selling expenses.

Itaú Unibanco Holding S.A.	20

Management Discussion & Analysis	Income Statement Analysis

Credit Cards

Credit card revenues increased R$85 million compared to the previous quarter, mainly driven by the growth in the transaction volume that, in turn, in-creased interchange revenues.

In the first nine months of 2017, credit card revenues reached R$9.1 billion, with an increase of 0.5% from the same period of 2016.

Revenues | Acquiring and Issuance Services

REDE New Developments

REDE provides its clients with a number of products that are in line with the latest trends in the market.

With the e-Rede, we strengthen and improve the quality of our electronic payment platform, providing not only the acquiring service, but also an antifraud portal.

In November 2016, we made available to merchants the Control Rede, a reconciliation solution that facilitates the financial control of receivables.

In order to make banking as simple as possible for our clients, in 2016, we developed Rede Pay, our digital wallet solution, which brings to our online merchants the chance to increase their sales by accessing thousands of customers in a simple and safe way and Preço Único (One Price), a solution that simplifies billing for the merchants by charging a single fee that includes Merchant Discount Rate and equipment rental.

In an effort to increase the reach of the sales force and improve even more the quality or services, REDE recently adopted a strategy to reinforce its commercial team.

•  Card Issuance Activities

We are the leading player in the Brazilian credit card market, through Itaucard, Hipercard, Hiper, Credicard, joint ventures and commercial agreements with leading companies in sectors such as telecom, vehicles, retail and aviation operating in the Brazilian market, totaling around 54,6 million (in number of accounts) among current account holders and non-current account holders.

Note: Debit cards include account holders only.

•  Acquiring Activities

Our merchant acquiring business comprises the process of capturing transactions through affliation, management and relationship with merchants through company REDE.

In the third quarter of 2017, the volume of credit and debit card transactions increased 2.0% from the previous quarter, mainly driven by the increase in the transaction volume of credit cards.

In addition to the transaction volume mentioned above, we captured and processed more than R$1.8 billion in transactions within our retail partners and Joint Ventures in the third quarter of 2017.

The reduction in the equipment base is a result of the migration to non-POS solutions and the competition increase in the segment.

Itaú Unibanco Holding S.A.	21

Management Discussion & Analysis	Income Statement Analysis

Current Account Services

Revenues from current account services increased R$20 million in the third quarter of 2017 from the previous quarter.

In the first nine months of 2017, these revenues grew 6.3% compared to the same period of 2016, mainly driven by the offering of differentiated products and services aimed at adding value to our clients.

Asset Management

•  Fund Management

Fund management fees increased R$110 million in the quarter, partially driven by the increase in assets under administration and higher number of business days.

In the first nine months of the 2017, fund management fees grew R$456 million from the same period of 2016, mainly driven by the 14.9% increase in the balance of investment funds and managed portfolios.

According to ANBIMA, in September 2017 we ranked second in the global ranking of fund management and managed portfolios*, with a 21.8% market share.

* Includes Itaú Unibanco and Intrag.

Note: Does not include Latin America ex-Brazil. In this quarter, we deconsolidated managed portfolios from Itaú group, and for comparability effect, the previous quarters were reprocessed.

•  Consortia Administration Fees

The consortia business is an alternative to clients for a planned acquisition of vehicles and real estate, contributing to revenue diversification and to a more complete product portfolio offering to our clients. In September 2017, we reached approximately 388 thousand active contracts, a 0.9% increase from the previous quarter. Installment receivables reached R$11.0 billion at the end of the period, with increases of 0.7% from June 2017 and of 1.3% from September 2016.

Loan Operations and Guarantees Provided

These revenues increased R$3 million from the previous quarter, remaining relatively stable.

In the chart below, we demonstrate the annualized ratio of revenues from loan operations to the loan portfolio and revenues from guaran-tees provided to the financial guarantees provided portfolio.

¹ Includes units abroad ex-Latin America. (*) Loan portfolio and financial guarantees provided average balances for the previous two quarters.

Collection Services

In the first nine months of 2017, these revenues grew R$86 million from the same period of the previous year, mainly due to higher volume of collection services.

Advisory Services and Brokerage

In the quarter, revenues from advisory services and brokerage grew R$89 million mainly due to higher volume in investment banking operations.

Itaú Unibanco Holding S.A.	22

Management Discussion and Analysis	Itaú Insurance, Pension Plan and Premium Bonds

Itaú Insurance, Pension Plan and Premium Bonds

Highlights

•	The 1.2% decrease in recurring net income from core activities in the quarter was driven by the reduction in earned premiums, due to the positive impact of R$28 million from the Liability Adequacy Test carried out in the second quarter of 2017, and by higher retained claims due to the implementation of a digital claim-reporting process.

•	These effects were partially offset by the increase in the financial margin, driven by higher assets remuneration in the quarter, and by the increase in commissions and fees, mainly related to pension plan, basically due to the increase in the managed portfolio.

Pro Forma Recurring Income Statement of Insurance Operations

	3Q17
		Core	Other	Core Activities
In R$ millions	Total	Activities	Activities	2Q17	∆		3Q16	∆
Earned Premiums	1,001	902	99	931	-3.2%		1,002	-9.9%
Revenues from Pension Plan and Premium Bonds	242	242	-	230	5.3%		254	-4.9%
Retained Claims	(320)	(266)	(54)	(200)	32.8%		(304)	-12.8%
Selling Expenses	(47)	(6)	(41)	(10)	-42.9%		(17)	-67.2%
Result from Insurance, Pension Plan and Premium Bonds	876	872	4	951	-8.3%		934	-6.6%
Managerial Financial Margin	142	111	31	54	104.5%		172	-35.2%
Commissions and Fees	518	522	(4)	487	7.1%		473	10.2%
Earnings of Affiliates	75	50	25	85	-41.9%		58	-14.6%
Non-interest Expenses	(471)	(448)	(23)	(428)	4.7%		(462)	-2.8%
Tax Expenses for ISS, PIS and Cofins and other taxes	(74)	(72)	(2)	(74)	-2.6%		(72)	-0.7%
Income before Tax and Minority Interests	1,065	1,035	30	1,076	-3.8%		1,103	-6.2%
Income Tax/Social Contribution and Minority Interests	(424)	(435)	12	(469)	-7.2%		(456)	-4.6%
Recurring Net Income	641	599	42	606	-1.2%		647	-7.4%

Allocated Capital	1,380	1,234	146	1,210	2.0%		1,596	-22.7%
Average Allocated Capital	1,380	1,222	158	1,717	-28.8%		1,605	-23.8%
Recurring Return on Average Allocated Capital	185.9%	196.1%	106.7%	141.3%	5,480	bps	161.2%	3,490	bps
Efficiency Ratio (ER)	30.7%	30.2%	43.1%	28.5%	180	bps	29.5%	70	bps
Combined Ratio	64.2%	57.9%	121.7%	47.7%	1,020	bps	59.8%	-190	bps

Note: Combined Ratio for insurance activities. Non-interest Expenses considers Personnel Expenses, Other Administrative Expenses and Other Operating Expenses.

Core Activities

Core activities consist of mass-market products related to Life, Property, Credit, Pension Plan and Premium Bonds.

Other Activities

Other insurance activities correspond to Extended Warranty, Health Insurance, our stake in IRB, and other.

Our priority is to service our clients through the most effcient channels. Sales of insurance products and premium bonds through bankline/internet, mobile, ATMs, teller terminals and bankfone accounted for 71.1% of sales to current account holders in the quarter. In the third quarter of 2017, the amount of sales of insurance products and premium bonds to Digital Branches clients accounted for 14.6% of total sales.

We concentrated distribution efforts through our own channels and expanding the offer of insurance policies via an open platform, through which we provide products from partner insurance companies to Itaú’s clients.

Itaú Unibanco Holding S.A.	23

Management Discussion and Analysis	Itaú Insurance, Pension Plan and Premium Bonds

Insurance (Core Activities)

Our insurance core activities consist of mass-market insurance products related to Life, Property and Credit. These products are offered in synergy with retail channels – our branch network, partnership with retailers, credit card clients, real estate and vehicle financing and personal loans - and the wholesale channel. They have characteristics such as low volatility in result and less use of capital, making them strategic and relevant to the diversification of the conglomerate’s revenues.

51%

share in the recurring net income of Itaú Insurance, Pension Plan and Premium Bonds

Pro Forma Recurring Income Statement of the Insurance Segment (Core Activities)

In R$ millions	3Q17	2Q17	∆		3Q16	∆
Earned Premiums	902	931	-3.2%[1]		1,002	-9.9%[4]
Retained Claims	(253)	(185)	36.8%[2]		(289)	-12.4%
Selling Expenses	(5)	(9)	-45.9%		(17)	-70.2%
Underwriting Margin	644	737	-12.7%		696	-7.5%
Managerial Financial Margin	18	14	30.2%		46	-60.6%
Commissions and Fees	95	85	12.0%		87	9.9%
Earnings of Affiliates	50	85	-41.9%		58	-14.6%
Non-interest Expenses	(226)	(207)	9.1%[3]		(253)	-10.8%
Tax Expenses for ISS, PIS and Cofins and other taxes	(39)	(43)	-10.2%		(41)	-5.0%
Income before Tax and Minority Interests	542	671	-19.2%		592	-8.5%
Income Tax/Social Contribution and Minority Interests	(214)	(290)	-26.0%		(233)	-7.8%
Recurring Net Income	328	382	-14.1%		360	-8.9%
Efficiency Ratio (ER)	29.4%	23.5%	580	bps	29.9%	-50	bps

Highlight:

1. in the second quarter of 2017, R$28 million gain was recognized as a result of the Liability Adequacy Test;

2. implementation of a digital claim-reporting process, anticipating the registration with concentrated impact in the third quarter of 2017;

3. higher cost of sales driven by the increase in the volume of sales, mainly in Retail Banking life insurance portfolio;

4. change mainly driven by the spin-off of IU Seguros S.A. in April 2017.

Note: the underwriting margin is the sum of earned premiums, retained claims and selling expenses.

Combined Ratio

It reflects the operating cost as a percentage of income from earned premiums.

Increase primarily driven by the higher number of retained claims in Life and Personal Accidents, Protected Card and Credit Life insurance portfolios.

Note: The combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums.

The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial financial margin and commissions and fees.

Itaú Unibanco Holding S.A.	24

Management Discussion and Analysis	Itaú Insurance, Pension Plan and Premium Bonds

Pension Plan

Product and advisory service innovation has played a significant role in the sustainable growth of pension plan operations for individuals. For companies, we offer specialized advisory services and develop customized solutions. We establish long-term partnerships with our corporate clients, adopting a communication strategy designed for the financial education of their employees.

33%

share in the recurring net income of Itaú Insurance, Pension Plan and Premium Bonds

Pro Forma Recurring Income Statement of the Pension Plan Segment

In R$ millions	3Q17	2Q17	Δ		3Q16	Δ
Revenues from Pension Plan	108	89	20.4%		101	6.8%
Retained Claims	(12)	(15)	-16.7%		(15)	-20.0%
Selling Expenses	(1)	(1)	-8.3%		(1)	7.5%
Result from Pension Plan	95	74	28.0%		85	11.7%
Managerial Financial Margin	49	(13)	-469.7%[1]		60	-18.9%
Commissions and Fees	427	403	6.0%[2]		388	10.1%
Non-interest Expenses	(166)	(151)	10.1%		(123)	34.9%
Tax Expenses for ISS, PIS and Cofins and other taxes	(26)	(24)	11.8%		(24)	10.4%
Income before Tax and Minority Interests	378	289	30.6%		385	-1.9%
Income Tax/Social Contribution and Minority Interests	(169)	(128)	31.8%		(168)	0.6%
Recurring Net Income	209	161	29.7%		218	-3.9%
Efficiency Ratio (ER)	30.5%	34.3%	-370	bps	24.2%	630	bps

Highlight:

1. increase driven by higher asset remuneration;

2. increase due to the higher average managed portfolio.

Premium Bonds

The PIC Premium Bonds product is targeted to clients who are interested in competing for prizes. This product can be purchased through single payment or monthly payment modality, in accordance with the profile and segment of each client.

10%

share in the recurring net income of Itaú Insurance, Pension Plan and Premium Bonds

Pro Forma Recurring Income Statement of the Premium Bonds Segment

In R$ millions	3Q17	2Q17	Δ		3Q16	Δ
Revenues from Premium Bonds	134	140	-4.4%		153	-12.7%
Managerial Financial Margin	45	54	-16.6%[1]		66	-32.4%
Non-interest Expenses	(57)	(71)	-19.9%[2]		(85)	-33.7%
Tax Expenses for ISS, PIS and Cofins and other taxes	(7)	(7)	-4.2%		(8)	-12.4%
Income before Tax and Minority Interests	114	115	-0.6%		125	-8.8%
Income Tax/Social Contribution and Minority Interests	(52)	(52)	1.3%		(56)	-6.9%
Recurring Net Income	62	63	-2.1%		69	-10.3%
Efficiency Ratio (ER)	33.1%	38.1%	-500	bps	40.5%	-740	bps

•	In the third quarter of 2017, we distributed prizes in the aggregate amount of R$11.2 million.

•	In the quarter, total sales of premium bonds under the traditional mode to current account holders decreased 18.5% from the same period of the previous year as a result of campaigns not being carried out in the period.

Highlight:

1.  decrease driven by lower asset remuneration due to lower interbank deposit rate in the period;

2.  reduction related to sales campaign in the second quarter, which did not occur in the third quarter of 2017.

13.0 million outstanding certificates

▲+ 1.8% (vs. 2Q17)

▼- 4.2% (vs. 3Q16)

Itaú Unibanco Holding S.A.	25

Management Discussion & Analysis	Income Statement Analysis

Non-interest Expenses

Highlights

•	In the first nine months of 2017, non-interest expenses decreased 0.9%. If the extraordinary events in 2016 were excluded, the growth would have been 1.9%, whereas the inflation in the same period was 2.5% (IPCA).

•	In the quarter, the 2.3% increase in non-interest expenses was mainly driven by a R$125 million increase in operating expenses, basically due to higher provisions for civil claims, in addition to higher expenses in Latin America (ex-Brazil) due to the refund of a fine paid to SBIF in the second quarter of 2017.

In R$ millions	3Q17	2Q17	Δ	3Q16	Δ	9M17	9M16	Δ
Personnel Expenses	(5,020)	(4,989)	0.6%	(5,867)	-14.4%	(14,790)	(14,834)	-0.3%
Compensation, Charges and Social Benefits	(3,267)	(3,284)	-0.5%	(3,430)	-4.8%	(9,769)	(9,313)	4.9%
Profit Sharing (*)	(976)	(946)	3.2%	(974)	0.3%	(2,870)	(2,680)	7.1%
Employee Terminations and Labor Claims	(727)	(706)	3.0%	(1,417)	-48.7%	(2,012)	(2,726)	-26.2%
Training	(50)	(53)	-5.2%	(46)	8.3%	(139)	(114)	21.6%
Administrative Expenses	(3,961)	(3,969)	-0.2%	(3,867)	2.4%	(11,716)	(11,554)	1.4%
Third-Party Services	(939)	(983)	-4.5%	(991)	-5.2%	(2,844)	(2,929)	-2.9%
Data Processing and Telecommunications	(923)	(945)	-2.3%	(904)	2.1%	(2,775)	(2,674)	3.8%
Facilities	(657)	(637)	3.2%	(628)	4.6%	(1,912)	(1,948)	-1.9%
Depreciation and Amortization	(489)	(480)	1.9%	(497)	-1.5%	(1,458)	(1,486)	-1.9%
Advertising, Promotions and Publications	(244)	(267)	-8.4%	(219)	11.7%	(711)	(620)	14.7%
Security	(161)	(161)	0.2%	(162)	-0.8%	(489)	(495)	-1.3%
Financial System Services	(175)	(165)	6.3%	(126)	39.0%	(496)	(409)	21.1%
Transportation	(79)	(73)	7.8%	(92)	-13.9%	(228)	(270)	-15.7%
Materials	(80)	(69)	15.4%	(75)	6.1%	(216)	(198)	9.1%
Travel	(50)	(49)	3.6%	(44)	13.5%	(139)	(124)	12.1%
Other	(162)	(140)	15.5%	(129)	25.6%	(450)	(400)	12.5%
Operating Expenses	(1,382)	(1,257)	9.9%	(1,261)	9.6%	(3,703)	(3,837)	-3.5%
Provision for Contingencies	(469)	(339)	38.4%	(380)	23.5%	(1,082)	(1,049)	3.1%
Selling - Credit Cards	(480)	(441)	9.0%	(361)	33.0%	(1,337)	(1,279)	4.5%
Claims	(66)	(71)	-7.4%	(77)	-14.4%	(210)	(207)	1.6%
Other	(366)	(406)	-9.7%	(443)	-17.3%	(1,075)	(1,302)	-17.5%
Other Tax Expenses (*)	(94)	(88)	7.6%	(94)	0.3%	(259)	(284)	-8.9%
Latin America (ex-Brazil) (**)	(1,361)	(1,249)	9.0%	(1,285)	5.9%	(3,902)	(4,188)	-6.8%
Total	(11,818)	(11,551)	2.3%	(12,374)	-4.5%	(34,370)	(34,698)	-0.9%
( - ) Extraordinary Events	-	-	-	(962)	-	-	(962)	-
Total (Ex-Extraordinary Events)	(11,818)	(11,551)	2.3%	(11,412)	3.6%	(34,370)	(33,736)	1.9%

(*) Does not include ISS, PIS and Cofins. (**) Does not consider overhead allocation

The increase in non-interest expenses in the quarter is mainly driven by (i) personnel expenses, mainly driven by higher provisions for labor claims, partially offset by lower termination expenses (lower volume); (ii) operating expenses, especially the increased provisions for civil claims and higher expenses on brands and commissions from credit cards and (iii) expenses in Latin America, mainly due to the refund of a fine paid to SBIF (Superintendencia de Bancos e Instituciones Financieras de Chile), in conformity with a decision issued by the Chilean Supreme Court, in the second quarter of 2017. On the other hand, administrative expenses decreased mainly due to lower expenses on third-party services (especially advisory, consulting and telemarketing).

In the first nine months of 2017, the 0.9% decrease in our non-interest expenses from the same period of the previous year was mainly driven by the enhancement of the methodology for calculating labor claims in the third quarter of 2016 and by lower expenses in Latin America (ex-Brazil) due to exchange variation. Excluding extraordinary events in 2016, total expenses would have grown 1.9%, percentage below the accumulated inflation rate for the period (2.5% - IPCA).

Itaú Unibanco Holding S.A.	26

Management Discussion & Analysis	Income Statement Analysis

Efficiency Ratio

We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the cost of credit (result from loan losses, impairment and discounts granted).

Efficiency Ratio:

• 12-month period: decrease of 30 basis points from the same period of the previous year. In this period, non-interest expenses decreased 0.7%, whereas the inflation for the period was 2.5% (IPCA). On the other hand, in the same period, revenues decreased 0.1%, mainly impacted by a lower economic activity.

Risk-Adjusted Efficiency Ratio:

• 12-month period: decrease of 430 basis points from the same period of the previous year. In this period, in addition to the effects that explain the efficiency ratio, cost of credit decreased 17.2%, mainly driven by a lower provision for loan losses.

Distribution Network

Points of Service | Brazil and Abroad

The shareholders’ agreement with Tecban and its shareholders, announced on July 18, 2014, which provides for the substitution of the external ATMs network for Banco24Horas ATMs, is enabling the increase in the total number of available ATMs.

Note: (i) Includes Banco Itaú Argentina and companies in Chile, Colombia, Paraguay and Uruguay; (ii) Includes ESBs (Electronic Service Branches) and points of service in third-parties’ establishments. (iii) Does not include points of sale.

Branches and Client Service Branches | Brazil and Abroad

In Brazil, the annual reduction in the number of brick and mortar branches and the increased number of digital branches are consistent with our clients’ profiles, who have been increasingly demanding services through digital channels.

(i) Includes IBBA representative offices abroad. Note: Includes Banco Itaú BBA, Banco Itaú Argentina and companies in Chile, Colombia, Panama, Paraguay and Uruguay.

Geographical Distribution of Service Network(*) -

Number of Branches and Client Service Branches

North	Northeast	Midwest	Southeast	South
116	335	314	2,942	673

(*) In September 2017. Does not include branches and CSBs in Latin America and Itaú BBA.

Itaú Unibanco Holding S.A.	27

Management Discussion & Analysis	Balance Sheet

Balance Sheet

Highlights

•	Annual growth in interbank investments, securities and derivative instruments.

•	Annual growth of 16.6% in deposits, especially time deposits, due to the partial migration of funds from repurchase agreements backed by debentures, which account for the 6.5% decrease in deposits received under securities repurchase agreements.

Assets
In R$ millions, end of period	3Q17	2Q17	Δ	3Q16	Δ
Current and Long-term Assets	1,439,523	1,422,005	1.2%	1,373,139	4.8%
Cash and Cash Equivalents	19,089	22,700	-15.9%	20,176	-5.4%
Interbank Investments	287,701	288,333	-0.2%	278,663	3.2%
Securities and Derivative Financial Instruments	412,806	389,593	6.0%	357,549	15.5%
Interbank and Interbranch Accounts	126,804	92,937	36.4%	81,566	55.5%
Loan, Lease and Other Loan Operations	467,831	479,875	-2.5%	495,327	-5.6%
(Allowance for Loan Losses)	(34,702)	(35,533)	-2.3%	(38,069)	-8.8%
Other Assets	159,993	184,101	-13.1%	177,926	-10.1%
Permanent Assets	26,477	26,330	0.6%	26,994	-1.9%
Total Assets	1,466,000	1,448,335	1.2%	1,400,133	4.7%

Liabilities
In R$ millions, end of period	3Q17	2Q17	Δ	3Q16	Δ
Current and Long-Term Liabilities	1,328,779	1,315,971	1.0%	1,270,421	4.6%
Deposits	359,904	352,327	2.2%	308,599	16.6%
Deposits Received under Securities Repurchase Agreements	336,951	339,123	-0.6%	360,337	-6.5%
Fund from Acceptances and Issue of Securities	106,638	108,076	-1.3%	90,963	17.2%
Interbank and Interbranch Accounts	37,638	11,257	234.4%	11,068	240.1%
Borrowings and Onlendings	66,318	69,530	-4.6%	80,280	-17.4%
Derivative Financial Instruments	21,562	20,727	4.0%	25,672	-16.0%
Technical Provisions for Insurance, Pension Plans and Premium	177,522	169,747	4.6%	150,134	18.2%
Other Liabilities	222,244	245,183	-9.4%	243,368	-8.7%
Deferred Income	2,082	2,181	-4.6%	1,724	20.7%
Minority Interest in Subsidiaries	11,508	11,804	-2.5%	13,273	-13.3%
Stockholders' Equity	123,631	118,379	4.4%	114,715	7.8%
Total Liabilities and Equity	1,466,000	1,448,335	1.2%	1,400,133	4.7%

Itaú Unibanco Holding S.A.	28

Management Discussion & Analysis	Balance Sheet

Credit Portfolio

Highlights

•	Despite the decrease in loans for individuals in Brazil, we highlight the increase of approximately 10% in originations in the first nine months of 2017.

•	Reduction in loan portfolio is mainly due to the deleveraging of companies, especially in the corporate segment, although we note that part of this credit has migrated to the capital markets.

Credit Portfolio by Product

In R$ millions, end of period	3Q17	2Q17	Δ	3Q16	Δ
Individuals - Brazil (1)	179.0	179.1	0.0%	182.3	-1.8%
Credit Card	57.2	56.4	1.4%	55.7	2.6%
Personal Loans	25.0	25.4	-1.6%	27.4	-8.9%
Payroll Loans (2)	44.6	44.8	-0.5%	45.6	-2.3%
Vehicles	13.9	14.1	-1.5%	15.9	-12.7%
Mortgage Loans	38.3	38.3	0.1%	37.3	2.5%
Rural Loans	0.1	0.2	-17.4%	0.2	-42.1%
Companies - Brazil (1)	162.1	171.6	-5.6%	180.1	-10.0%
Working Capital (3)	76.6	90.2	-15.1%	91.7	-16.5%
BNDES/Onlending	26.6	28.8	-7.6%	35.5	-25.1%
Export / Import Financing	39.4	30.2	30.6%	29.4	34.1%
Vehicles	2.3	2.3	-2.6%	3.3	-31.2%
Mortgage Loans	8.9	9.5	-6.3%	10.7	-16.5%
Rural Loans	8.3	10.6	-21.8%	9.5	-12.6%
Latin America (4)	126.7	129.2	-1.9%	132.9	-4.7%
Total without Financial Guarantees Provided	467.8	479.9	-2.5%	495.3	-5.6%
Financial Guarantees Provided	71.3	72.5	-1.7%	72.4	-1.6%
Total with Financial Guarantees Provided	539.1	552.3	-2.4%	567.7	-5.0%
Corporate Securities (5)	36.1	35.0	3.2%	37.3	-3.3%
Total Risk	575.2	587.3	-2.1%	605.1	-4.9%

(1) Includes units abroad ex-Latin America. (2) Includes operations originated by the institution and acquired operations. (3) Also includes Overdraft, Receivables, Hot Money, Leasing, and other. (4) Includes Argentina, Chile, Colombia, Panama, Paraguay, Peru and Uruguay. (5) Includes Debentures, CRI and Commercial Paper.

Credit Concentration

As of September 30, 2017

Only 18.1% of the credit risk is concentrated on the 100 largest debtors.

		% of total	% of total
In R$ millions, end of period	Risk *	credits	Assets
Largest Debtor	4.7	0.9	0.3
10 Largest Debtors	28.5	5.3	1.9
20 Largest Debtors	44.7	8.3	3.1
50 Largest Debtors	72.2	13.4	4.9
100 Largest Debtors	97.4	18.1	6.6

* Including financial guarantees provided

Credit Portfolio without Financial Guarantees Provided by Vintage

Companies Credit Portfolio by Business Sector

With Financial Guarantees Provided

In R$ billions, end of period	3Q17	2Q17	Δ
Public Sector	3.9	3.4	12.5%
Private Sector | Companies	305.5	319.6	-4.4%
Real Estate	21.6	23.0	-5.9%
Vehicles and auto parts	17.2	18.4	-6.6%
Food and beverage	16.4	17.4	-5.7%
Energy and water treatment	15.9	15.0	6.0%
Agribusiness and fertilizers	15.7	16.5	-4.9%
Transportation	13.6	14.3	-4.6%
Banks and other financial institutions	11.6	12.8	-9.5%
Infrastructure work	10.7	11.0	-2.5%
Mining	9.5	9.4	1.6%
Steel and metallurgy	9.3	9.6	-2.9%
Telecommunications	9.0	9.2	-1.6%
Petrochemical and chemical	8.8	10.2	-13.9%
Sugar and Alcohol	8.0	8.8	-9.4%
Pharmaceutical and cosmetics	7.1	6.7	5.7%
Capital Assets	6.7	6.8	-2.3%
Electronic and IT	6.1	6.6	-8.3%
Construction Material	6.0	6.2	-3.4%
Oil and gas	5.6	5.8	-3.0%
Clothing and footwear	4.9	4.7	3.2%
Services - Other	36.0	37.2	-3.3%
Commerce - Other	15.8	16.7	-5.6%
Industry - Other	7.3	7.7	-4.4%
Other	42.7	45.6	-6.4%
Total	309.3	323.0	-4.2%

Itaú Unibanco Holding S.A.	29

Management Discussion & Analysis	Balance Sheet

Credit Portfolio1 (Individuals and Companies) - Brazil

Payroll Loans

R$44.6 billion as of September 30, 2017

▼ - 0.5% (vs. Jun-17) ▼- 2.3% (vs. Sep-16)

In spite of the decrease in the payroll loan portfolio in the 12-month period, we highlight the 4.3% annual increase in the retirees and INSS pensioners’ payroll loan.

Mortgage loans2

R$47.2 billion as of September 30, 2017

▼ - 1.2% (vs. Jun-17) ▼ - 1.7% (vs. Sep-16)

81% of the mortgage portfolio is Individuals

99.8% guaranteed by fiduciary alienation

Originations in 9M17

84.5% of total credit mortgage is done by borrowers

R$ 5.8 billion ▼ - 16.5% (vs. 9M16)

Loan-to-Value

Ratio of the amount of the

financing to the value of the real estate property

Vintage (quarterly average)	Portfolio
54.8%	40.8%

Corporate

R$105.6 billion as of September 30, 2017

▼- 7.8% (vs. Jun-17) ▼ - 13.4% (vs. Sep-16)

The reduction in this portfolio is related to the deleveraging of companies, however, it is worth mentioning that part of these credits have migrated to the capital markets where we are also present, providing services to our clients.

Credit Cards

R$57.2 billion as of September 30, 2017

+ ▲ 1.4% (vs. Jun-17) ▲+ 2.6% (vs. Sep-16)

(1)	Includes nonperforming loans more than 1 day overdue;
(2)	includes installment without interest.

Vehicle Financing2

R$16.2 billion as of September 30, 2017

▼ - 1.7% (vs. Jun-17) ▼ - 15.9% (vs. Sep-16)

Originations in 9M17

R$ 7.3 billions	▲ + 7.2% (vs. 9M16)

Average Term	% Average	Average Ticket *
40 months	Down Payment	R$29.5 thousand
	41%	(*) Individuals

Loan-to-Value
Vintage (quarterly average)	Portfolio
58.6%	67.4%

Very Small, Small and Middle Market

R$56.6 billion as of September 30, 2017

▼ - 1.2% (vs. Jun-17) ▼ - 3.0% (vs. Sep-16)

The origination of credits for very small, small and middle market companies presented growth in the first nine months of 2017, however we observed that the duration of the portfolio is reducing in line with the growth in demand for short-term loans.

(1) Whitout financial guarantees provided. (2) Includes Individuals and Companies.

Note: For further information on products, please see to our Institutional Presentation, available on our Investor Relations website.

Itaú Unibanco Holding S.A.	30

Management Discussion & Analysis	Balance Sheet

Funding

Highlights

•	Diversified funding base with our loan portfolio mainly financed by retail clients.

•	Time deposit growth is partially related to the migration of funds from debentures linked to repurchase agreements.

After being purchased by the bank (the Conglomerate’s leading company), the debentures issued by the Conglomerate’s leasing companies are traded with characteristics similar to those of CDs and other time deposits, although they are classified as deposits received under securities repurchase agreements.

In R$ millions, end of period	3Q17	2Q17	∆	3Q16	∆
Demand Deposits	58,609	63,989	-8.4%	60,286	-2.8%
Savings Deposits	112,249	109,517	2.5%	104,850	7.1%
Time Deposits	186,912	176,133	6.1%	139,523	34.0%
Debentures (Linked to Repurchase Agreements and Third Parties’ Operations)	73,573	89,814	-18.1%	145,782	-49.5%
Funds from Bills (1) and Structured Operations Certificates	67,827	66,387	2.2%	56,946	19.1%
(1) Total - Funding from Account Holders and Institutional Clients (*)	499,170	505,840	-1.3%	507,387	-1.6%
Onlending	25,575	27,193	-5.9%	31,020	-17.6%
(2) Total – Funding from Clients	524,746	533,033	-1.6%	538,407	-2.5%
Assets Under Administration	938,494	900,543	4.2%	816,246	15.0%
Technical Provisions for Insurance, Pension Plan and Premium Bonds	177,522	169,747	4.6%	150,134	18.2%
(3) Total – Clients	1,640,762	1,603,324	2.3%	1,504,788	9.0%
Interbank deposits	2,131	2,686	-20.7%	3,940	-45.9%
Funds from Acceptance and Issuance of Securities	38,812	41,689	-6.9%	34,017	14.1%
Total Funds from Clients + Interbank Deposits	1,681,704	1,647,699	2.1%	1,542,745	9.0%

Working Capital and Other	529,735	513,054	3.3%	482,837	9.7%
Repurchase Agreements (2)	263,378	249,309	5.6%	214,555	22.8%
Borrowings	40,743	42,337	-3.8%	49,260	-17.3%
Foreign Exchange Portfolio	63,353	61,472	3.1%	55,117	14.9%
Subordinated Debt	48,406	52,104	-7.1%	58,732	-17.6%
Collection and Payment of Taxes and Contributions	5,192	3,979	30.5%	4,179	24.2%
Working Capital (3)	108,662	103,853	4.6%	100,994	7.6%
Total Funds (Working Capital, Raised and Managed Assets)	2,211,439	2,160,753	2.3%	2,025,582	9.2%

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes. (2) Does not include own issued debentures classified as funding. (3) Stockholders’ Equity + Non-Controlling Interest – Permanent Assets.

(*) In this quarter, we deconsolidated managed portfolios from Itaú group, and for comparability effect, the previous quarters were reprocessed.

Loans to Funding Ratio

In R$ millions, end of period	3Q17	2Q17	Δ		3Q16	Δ
Funding from Clients	524,746	533,033	-1.6%		538,407	-2.5%
Funds from Acceptance and Issuance of Securities Abroad	38,812	41,689	-6.9%		34,017	14.1%
Borrowings	40,743	42,337	-3.8%		49,260	-17.3%
Other (1)	28,845	32,543	-11.4%		35,244	-18.2%
Total (A)	633,145	649,603	-2.5%		656,928	-3.6%
(-) Reserve Required by Brazilian Central Bank	(98,792)	(92,465)	6.8%		(79,097)	24.9%
(-) Cash (Currency) (2)	(19,089)	(22,700)	-15.9%		(20,176)	-5.4%
Total (B)	515,264	534,438	-3.6%		557,656	-7.6%
Loan Portfolio (C) (3)	467,831	479,875	-2.5%		495,327	-5.6%
Loan Portfolio / Gross Funding (C/A)	73.9%	73.9%	0.0	bps	75.4%	-150	bps
Loan Portfolio / Net Funding (C/B)	90.8%	89.8%	100	bps	88.8%	200	bps

(1) Includes installments of subordinated debt that are not included in the Tier II Referential Equity.

(2) Includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency.

(3) The loan portfolio balance does not include financial guarantees provided.

Itaú Unibanco Holding S.A.	31

Management Discussion & Analysis	Balance Sheet by Currency

Balance Sheet by Currency

We adopted a management policy for foreign exchange risk associated with our asset and liability positions, primarily intended to mitigate impacts from fluctuations in foreign exchange rates on consolidated results.

Brazilian tax legislation determines that gains and losses from exchange rate variation on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses arising from financial instruments used to hedge such asset positions are affected by tax effects. Therefore, in order not to expose net income to exchange rate variations, a liability position must be built at a higher volume than the hedged assets.

Assets | September 30, 2017

		Business in	Local	Foreign	Business
In R$ millions, end of period	Consolidated	Brazil	Currency	Currency	Abroad
Cash and Cash Equivalents	19,089	9,166	7,416	1,751	9,952
Short - Term Interbank Investments	287,701	264,536	264,536	0	23,165
Securities and Derivative Instruments	412,806	346,414	342,967	3,447	120,097
Loans, Leases and Other Loan Operations	433,129	279,078	268,699	10,378	192,263
Loans	467,831	308,253	297,875	10,378	197,790
(Allowance for Loan Losses)	(34,702)	(29,175)	(29,175)	0	(5,527)
Other Assets	286,797	239,263	223,431	15,832	73,670
Foreign Exchange Portfolio	62,789	27,082	11,428	15,654	61,700
Other	224,008	212,181	212,003	178	11,970
Permanent Assets	26,477	91,798	17,824	73,973	8,622
Total Assets	1,466,000	1,230,255	1,124,873	105,381	427,770
Derivatives - Purchased Positions				245,418
Total Assets After Adjustments (a)				350,799

Liabilities | September 30, 2017

		Business in	Local	Foreign	Business
In R$ millions, end of period	Consolidated	Brazil	Currency	Currency	Abroad
Deposits	359,904	229,814	229,358	455	130,119
Funds Received under Securities Repurchase Agreements	336,951	312,770	312,770	0	24,182
Funds from Acceptances and Issue of Securities	106,638	123,612	68,521	55,091	35,792
Borrowings and Onlendings	66,318	66,667	27,750	38,917	37,855
Interbank and Interbranch Accounts	37,638	36,944	33,755	3,188	695
Derivative Financial Instruments	21,562	11,739	11,739	-	9,823
Other Liabilities	222,244	145,116	129,489	15,627	104,213
Foreign Exchange Portfolio	63,353	27,692	12,112	15,580	61,654
Other	158,891	117,424	117,376	47	42,559
Technical Provisions of Insurance, Pension Plan and Premium Bonds	177,522	177,432	177,432	-	90
Deferred Income	2,082	1,696	977	718	386
Minority Interest in Subsidiaries	11,508	858	858	-	10,650
Stockholders' Equity of Parent Company	123,631	123,609	123,609	-	73,965
Capital Stock and Reserves	105,488	105,443	105,443	-	71,294
Net Income	18,143	18,165	18,165	-	2,671
Total Liabilities and Equity	1,466,000	1,230,255	1,116,258	113,997	427,770
Derivatives - Sold Positions				291,571
Total Liabilities and Equity After Adjustments (b)				405,567
Net Foreign Exchange Sold Position Itaú Unibanco (c = a - b)				(54,768)
Net Foreign Exchange Sold Position Itaú Unibanco (c) in US$				(17,288)

Note: Does not include eliminations of operations between local and foreign units.

Assets and liabilities denominated in foreign currencies

In R$ millions, end of period	3Q17	2Q17	Δ
Investments Abroad	73,973	75,572	-2.1%
Net Foreign Exchange Position (Except Investments Abroad)	(128,742)	(132,770)	-3.0%
Total	(54,768)	(57,199)	-4.2%
Total in US$	(17,288)	(17,290)	0.0%

The net foreign exchange position, a liability position at a higher volume than the balance of hedged assets, reflects the mitigation of the exposure to foreign exchange variations.

Itaú Unibanco Holding S.A.	32

Management Discussion & Analysis	Risk and Capital Management

Risk and Capital Management

We believe risk management is an essential tool to optimize the use of resources and select the best business opportunities to maximize value creation for shareholders. In this context, the risk appetite defines the nature and the level of risks acceptable and the risk culture guides the attitudes required to manage them.

With the aim of strengthening our values and aligning our employees' behavior with the guidelines established in risk management, we have adopted a number of initiatives to disseminate the risk culture. Our risk culture goes beyond policies, procedures and processes. It strengthens the individual and collective responsibility of all employees in the management of the risks inherent to the performed activities, respecting our ethical way of doing business. We take a prospective stance in relation to capital management and, through our Internal Capital Adequacy Assessment Process (ICAAP), we assess the adequacy of our capital to face the incurred risks, composed by credit, market, operational risks and to face other material risks. The result of the last ICAAP – dated as of December 2016 – showed that, in addition to having enough capital to face all material risks, we have a significant cushion, thus ensuring the soundness of our equity position.

Our risk management process includes:

•	Identification and measurement of existing and potential risks in our operations;

•	Management of our portfolio seeking optimal risk-return ratios;

•	Alignment of institutional policies for risk management control, procedures and methodologies according to the guidelines of the Board of Directors and our corporate strategies.

Risks Inherent in Our Business

Credit risk is the risk of loss associated with failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts.	Operational risk is the possibility of losses arising from failure, deficiency or inadequacy of internal processes, people or systems, or from external events that affect the achievement of strategic, tactical or operational objectives.	Liquidity risk is the likelihood of not being able to effectively honor obligations, including those from guarantees commitment, without affecting daily operations or incurring significant losses.	Market risk is the possibility of losses resulting from fluctuations in the market values including the risk of operations subject to variations in foreign exchange and interest rates, equity and commodity prices, and price indexes.

For further information on the risk and capital management structure, please refer to the Investor Relations website at www.itau.com.br/investor-relations >> Corporate Governance >> Risk and Capital Management – Pillar 3.

Liquidity Coverage Ratio

(LCR)

In R$ millions	3Q17	2Q17

HQLA*	190,910	185,287
Potential Cash Outflows	95,146	91,879
LCR (%)	201%	202%

In 2017, the minimum required by the Brazilian Central Bank is 80%.

Values are calculated based on the methodology defined by Circular No. 3,749, of the Brazilian Central Bank, which is in line with the international guidelines.

*HQLA - High quality liquid assets: balance in the stock, which in certain cases weighted by a discount factor, of assets that remain liquid in the markets during a stress period, which can be easily converted into cash and that pose low risk.

Note: Potential Cash Outflows calculated in standardized stress, determined by Circular No. 3,749;

Value at Risk - VaR 1,2

It is a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions.

In R$ millions, end of period	3Q17(2)	2Q17(2)
VaR by Risk Factor
Brazilian Interest Rates	712.0	666.5
Currency	46.6	6.5
Shares of Stock Exchange	51.6	41.4
Commodities	1.8	4.0
Diversification Effect	-375.8	-257.6
Total VaR	436.2	460.8
Maximum VaR in the quarter	466.9	874.0
Average VaR in the quarter	374.5	504.3
Minimum VaR in the quarter	315.4	339.4

(1) Values represented above consider a 1-day time horizon and a 99% confidence level.

(2) The VaR by risk factors includes foreign units.

Itaú Unibanco Holding S.A.	33

Management Discussion & Analysis	Risk and Capital Management

Capital

Highlights

•	Our CET1 fully loaded with Basel III rules, in addition to the impacts of the consolidation from Citibank’s Brazilian retail business and the minority interest of 49.9% in XP Investimentos, reached14.6% at the end of the quarter.

Capital Requirements

Our minimum capital requirements follow the set of rules disclosed by the Brazilian Central Bank, which implement the Basel III global capital requirements standards in Brazil. These requirements are expressed as ratios of available capital - stated by the Referential Equity, or of Total Capital, composed of Tier I Capital and Tier II Capital - and the risk-weighted assets, or RWA.

The following table presents the schedule for phased-in implementation by the Central Bank of the capital adequacy and liquidity coverage ratio requirements under Basel III, as applicable to Itaú Unibanco Holding.

Basel III Schedule (%)	From January 1,
	2015	2016	2017	2018	2019
Common Equity Tier I	4.5	4.5	4.5	4.5	4.5
Tier I Capital	6.0	6.0	6.0	6.0	6.0
Total Regulatory Capital	11.0	9.875	9.25	8.625	8.0
Additional common equity tier I (ACP)	-	0.625	1.5	2.375	3.5
conservation buffer	-	0.625	1.25	1.875	2.5
countercyclical buffer¹	-	-	-	-	-
systemic	-	-	0.25	0.5	1.0
Common equity tier I + ACP	4.5	5.1	6.0	6.9	8.0
Total regulatory capital + ACP	11.0	10.5	10.75	11.0	11.5
Liquidity Coverage Ratio	60	70	80	90	100
Prudential adjustments deductions	40	60	80	100	100

¹ According to circular No.3,769 of Central Bank, required ACP countercyclical is zero.

Solvency Ratios

In R$ millions, end of period	3Q17	2Q17
Consolidated stockholders’ equity (BACEN)	136,894	132,275
Deductions from Core Capital	(16,634)	(18,459)
Core Capital	120,260	113,816
Additional Capital	52	49
Tier I	120,311	113,866
Tier II	19,791	19,788
Referential Equity (Tier I and Tier II)	140,102	133,654
Required Referential Equity	66,566	67,015
ACPRequired	10,795	10,867

Total Risk-weighted Exposure (RWA)	719,634	724,483
Credit Risk-weighted Assets (RWACPAD)	637,758	642,616
Operational Risk-weighted Assets (RWAOPAD)	63,013	54,417
Market Risk-weighted Assets (RWAM INT)	18,864	27,450

Tier I (Core Capital + Additional Capital)	16.7%	15.7%
Tier II	2.8%	2.7%
BIS (Referential Equity / Total Risk-weighted Exposure)	19.5%	18.4%

Main changes in the quarter:

Referential Equity: An increase of 4.8%, with impact on Referential Equity Tier I, which increased R$6,448 million, mainly due to the net income effect in the quarter.

RWA: Reduction of R$4,849 million mainly due to the lower exposure of market risk-weighted assets (RWAMINT).

BIS ratio: Increase of 110 basis points, mainly due to the net income effect in the quarter.

Note: Includes financial institutions, consortium managers, payment institutions, companies that acquire operations or directly or indirectly assume credit risk and investment funds in which the conglomerate substantially retains risks and benefits.

Estimated Core Capital Ratio according to Full Basel III Rules (Common Equity Tier I)

Taking into consideration our current capital base, if we immediately fully apply the Basel III rules established by the Brazilian Central Bank, in addition to the impacts of the consolidation from Citibank’s Brazilian retail business and the minority interest of 49.9% in XP Investimentos our Core Capital (Common Equity Tier I) would be 14.6% on September 30, 2017.

1 Includes deductions of Goodwill, Intangible Assets (generated before and after October 2013), Tax Credits from Temporary Differences and Tax Loss Carryforwards, Pension Fund Assets, Equity Investments in Financial Institutions, Insurance and similar companies. ² Includes the increase of the multiplier of the amounts of market risk, operational risk and certain credit risk accounts. This multiplier, which is at 10.8 nowadays, will be 12.5 in 2019. ³ The consolidation of Citibank considers the retail business (for individuals) in Brazil. Estimated impacts based on preliminary information and pending regulatory approvals. 4 Considering the consumption of tax credit, the ratio would be 15.4% (Does not consider any reversal of complementary allowance for loan losses).

Itaú Unibanco Holding S.A.	34

Management Discussion & Analysis	Segment Analysis

Results by Business Segment

The Pro Forma financial statements of Retail Banking, Wholesale Banking and Activities with the Market + Corporation presented below are based on managerial information derived from internal models to more accurately reflect the activities of the business units.

3rd quarter of 2017

Pro Forma Balance Sheet by Segment

			Activities with the
	Retail	Wholesale	Market +
In R$ millions	Banking	Banking	Corporation	Itaú Unibanco
Current and Long-Term Assets	938,125	575,368	120,267	1,439,523
Cash and Cash Equivalents	13,779	5,317	-	19,089
Short-term Interbank Investments	335,151	104,080	-	287,701
Securities and Derivative Financial Instruments	224,084	175,978	46,872	412,806
Interbank and Interbranch Accounts	120,042	9,242	-	126,804
Loan, Lease and Other Credit Operations	208,025	259,806	-	467,831
(Allowance for Loan Losses)	(15,146)	(10,811)	-	(25,957)
(Complementary Expected Loss Provisions)	-	-	(8,745)	(8,745)
Other Assets	52,190	31,755	82,140	159,993
Permanent Assets	14,792	9,529	2,156	26,477
Total Assets	952,917	584,897	122,423	1,466,000
Current and Long-Term Liabilities	917,424	526,692	78,900	1,328,779
Deposits	236,949	226,889	-	359,904
Deposits Received under Securities Repurchase Agreements	331,228	49,251	-	336,951
Funds from Acceptances and Issue of Securities	83,697	62,621	-	106,638
Interbank and Interbranch Accounts	22,990	14,649	-	37,638
Borrowings and Onlendings	714	65,604	-	66,318
Derivative Financial Instruments	19	22,971	-	21,562
Other Liabilities	105,559	43,453	78,900	222,244
Technical Provisions for Insurance, Pension Plans and Premium Bonds	136,268	41,254	-	177,522
Deferred Income	1,669	412	-	2,082
Minority Interest in Subsidiaries	799	10,649	60	11,508
Economic Allocated Capital - Tier I (*)	33,024	47,143	43,463	123,631
Total Liabilities and Equity	952,917	584,897	122,423	1,466,000

(*) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution in order to arrive at the accounting net equity.

Pro Forma Income Statement by Segment

			Activities with the
	Retail	Wholesale	Market +
In R$ millions	Banking	Banking	Corporation	Itaú Unibanco
Operating Revenues	17,187	7,065	2,730	26,981
Managerial Financial Margin	9,418	4,635	2,716	16,769
Financial Margin with Clients	9,418	4,635	1,357	15,410
Financial Margin with the Market	-	-	1,359	1,359
Commissions and Fees	6,048	2,293	17	8,358
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,720	137	(3)	1,853
Cost of Credit	(2,754)	(1,236)	(0)	(3,990)
Provision for Loan Losses	(3,236)	(1,046)	(0)	(4,282)
Impairment	-	(262)	-	(262)
Discounts Granted	(184)	(39)	-	(223)
Recovery of Loans Written Off as Losses	666	111	-	777
Retained Claims	(309)	(11)	-	(320)
Operating Margin	14,123	5,818	2,730	22,672
Other Operating Expenses	(9,437)	(3,538)	(530)	(13,505)
Non-interest Expenses	(8,320)	(3,214)	(283)	(11,818)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,075)	(321)	(244)	(1,640)
Insurance Selling Expenses	(42)	(2)	(2)	(47)
Income before Tax and Minority Interests	4,686	2,281	2,200	9,167
Income Tax and Social Contribution	(1,801)	(741)	(426)	(2,969)
Minority Interests in Subsidiaries	(30)	91	(6)	56
Recurring Net Income	2,855	1,631	1,768	6,254
Recurring Return on Average Allocated Capital	34.4%	12.8%	22.4%	21.6%
Efficiency Ratio (ER)	52.8%	47.8%	11.4%	47.3%
Risk-Adjusted Efficiency Ratio (RAER)	70.3%	66.1%	11.4%	63.3%

Note: Non-interest Expenses includes Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Itaú Unibanco Holding S.A.	35

Management Discussion & Analysis	Segment Analysis

Results by Business Segment

2nd quarter of 2017

Pro Forma Balance Sheet by Segment

			Activities with the
	Retail	Wholesale	Market +
In R$ millions	Banking	Banking	Corporation	Itaú Unibanco
Current and Long-Term Assets	909,906	578,380	110,163	1,422,005
Cash and Cash Equivalents	16,471	6,231	-	22,700
Short-term Interbank Investments	335,753	104,171	-	288,333
Securities and Derivative Financial Instruments	211,483	166,082	29,013	389,593
Interbank and Interbranch Accounts	87,953	6,811	-	92,937
Loan, Lease and Other Credit Operations	208,178	271,696	-	479,875
(Allowance for Loan Losses)	(15,394)	(11,330)	-	(26,723)
(Complementary Expected Loss Provisions)	-	-	(8,810)	(8,810)
Other Assets	65,460	34,718	89,959	184,101
Permanent Assets	14,848	9,437	2,045	26,330
Total Assets	924,754	587,817	112,208	1,448,335
Current and Long-Term Liabilities	888,762	521,260	82,393	1,315,971
Deposits	231,206	223,315	-	352,327
Deposits Received under Securities Repurchase Agreements	314,159	51,870	-	339,123
Funds from Acceptances and Issue of Securities	84,561	64,006	-	108,076
Interbank and Interbranch Accounts	6,749	4,508	-	11,257
Borrowings and Onlendings	746	68,784	-	69,530
Derivative Financial Instruments	17	22,033	-	20,727
Other Liabilities	120,402	47,918	82,393	245,183
Technical Provisions for Insurance, Pension Plans and Premium Bonds	130,921	38,826	-	169,747
Deferred Income	1,761	420	-	2,181
Minority Interest in Subsidiaries	781	10,965	58	11,804
Economic Allocated Capital - Tier I (*)	33,450	55,172	29,758	118,379
Total Liabilities and Equity	924,754	587,817	112,208	1,448,335

(*) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution in order to arrive at the accounting net equity.

Pro Forma Income Statement by Segment

			Activities with the
	Retail	Wholesale	Market +
In R$ millions	Banking	Banking	Corporation	Itaú Unibanco
Operating Revenues	17,217	7,309	2,679	27,205
Managerial Financial Margin	9,684	5,065	2,636	17,385
Financial Margin with Clients	9,684	5,065	1,014	15,762
Financial Margin with the Market	-	-	1,623	1,623
Commissions and Fees	5,870	2,160	8	8,037
Result from Insurance, Pension Plans and Premium Bonds Operations before Retained Claims and Selling Expenses	1,663	85	35	1,783

Cost of Credit	(3,229)	(1,245)	(1)	(4,474)
Provision for Loan Losses	(3,731)	(1,217)	(1)	(4,948)
Impairment	-	(105)	-	(105)
Discounts Granted	(200)	(54)	-	(254)
Recovery of Loans Written Off as Losses	702	131	-	834
Retained Claims	(249)	(12)	-	(261)
Operating Margin	13,740	6,052	2,679	22,471
Other Operating Expenses	(9,342)	(3,515)	(361)	(13,218)
Non-interest Expenses	(8,205)	(3,205)	(141)	(11,551)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,078)	(310)	(218)	(1,606)
Insurance Selling Expenses	(60)	(0)	(1)	(61)
Income before Tax and Minority Interests	4,398	2,537	2,318	9,253
Income Tax and Social Contribution	(1,599)	(729)	(564)	(2,892)
Minority Interests in Subsidiaries	(44)	(142)	(5)	(191)
Recurring Net Income	2,755	1,666	1,748	6,169
Recurring Return on Average Allocated Capital	32.7%	12.0%	27.3%	21.5%
Efficiency Ratio (ER)	51.8%	45.9%	5.7%	45.7%
Risk-Adjusted Efficiency Ratio (RAER)	72.2%	63.7%	5.8%	63.4%

Note: Non-interest Expenses includes Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

Consolidated figures do not represent the sum of the parts, because there are transactions between the companies that were eliminated only in the Consolidated figures.

Itaú Unibanco Holding S.A.	36

Management Discussion & Analysis	Segment Analysis

Retail Banking

Highlights

•	The increase in net income was mainly driven by a decrease of R$475 million in cost of credit, in line with the downward delinquency trend in the segment.

•	On the other hand, financial margin with clients decreased, mainly driven by the new regulatory framework for credit cards and by the adverse impact of the interbank deposit rate reduction in the liabilities’ margin and in the remuneration of the allocated capital.

Retail banking comprises banking products and services to both current account and non-current account holders.

Offered products and services include: personal loans, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and premium bond products, and acquiring services, among others.

Profile of clients served:

The client´s profiles determines the seg-ment, which enables us to be closer to and understand their needs, in addition to offer-ing the most proper products to meet their requirements:

Retail (income up to R$4,000)

Uniclass (income between R$4,000 to R$10,000)

Personnalité (income above R$10,000 or holding investments over R$100,000)

Itaú Empresas (very small and small companies, revenues up to R$30 million)

Segment´s highlight

Personnalité Investimento 360

Launched in 2017, this service takes into account the investor’s needs and profile. It offers:

•	more convenience and practicality;
•	a wide range of investments products offered by Itaú and other financial institutions through Itaú Corretora ;
•	specialized advisory service.

Loan Portfolio

R$208.0 billion

▼ - 0.1% (vs. 2Q17) ▼- 2.6% (vs. 3Q16)

Main changes in result from the previous quarter

Financial Margin with clients	▼	-2.7%

Commissions and Fees	▲	3.0%

Provision for Loan Losses	▼	-13.3%

Retail Banking Recurring Net Income	▲	3.6%

Wholesale Banking

Highlights

•	The decrease in recurring net income was mainly driven by the reduction of R$430 million in the financial margin with clients (mainly due to revenues from structured operations in the Brazilian operation and gains from commercial derivatives in Latin America in the second quarter of 2017, that did not repeat this quarter) and by the adverse impact of the interbank deposit rate reduction on the liabilities’ margin and on the remuneration of the allocated capital.

•	These effects were partially offset by the increase of R$133 million in commissions and fees, particularly revenues from asset management and revenues related to investment banking activities.

Wholesale Banking comprises: i) the activities of Itaú BBA, the unit responsible for commercial operations with large companies and for invest-ment banking services, ii) the activities of our units abroad, and iii) the products and services offered to high-net worth clients (Private Banking) and to middle market companies and institutional clients.

Profile of clients served and areas of operation:

Middle-Market Companies 26,000 clients (economic groups) with revenues between R$30 million and R$200 million.

Corporate Approximately 5,900 large business groups and over 190 financial institutions with revenues over R$200 million.

Investment Banking Our activities help companies raise funds through fixed income instruments and equities in public and private capital markets, comprising mergers and acquisitions advisory services. We provide advisory services to companies, equities funds and investors willing to invest in variable income products and engage in mergers and acquisitions.

Private Banking With a full global wealth management platform, we are market lead-ers in Brazil and one of the main players in Latin America.

Asset Management Itaú Asset Manage-ment is specialized in managing clients’ assets. In September 2017, it held R$593.0* billion in managed assets, a market share of 14.7%.

Capital Market Solutions Our business units offer local custody, fiduciary, interna-tional custody services and corporate solu-tions.

Activities Abroad

Information on our activities abroad is pre-sented on next pages.

Loan Portfolio

R$259.8 billion

▼ - 4.4% (vs. 2Q17) ▼- 7.8% (vs. 3Q16)

Main changes in result from the previous quarter

Operating Revenues	▼	-3.3%

Impairment	▲	148.9%

Provision for Loan Losses	▼	-14.1%

Wholesale Banking Recurring Net Income	▼	-2 .1%

(*) Source: ANBIMA (Brazilian Financial and Capital Markets Association) Management Ranking – September 2017. Includes Itaú Unibanco and Intrag.

Activities with the Market + Corporation

The Activities with the Market + Corporation column presents the result from capital surplus, excess subordinated debt and the net balance of tax assets and liabilities. It also shows financial margin with the market, costs of Treasury operations, the equity pickup of companies not linked to each segment and our interest in Porto Seguro.

Itaú Unibanco Holding S.A.	37

Management Discussion & Analysis	Brazil and Latin America

Results by Region (Brazil and Latin America)

We present below the income statement segregated between our operations in Brazil, which include units abroad excluding Latin America, and our operations in Latin America excluding Brazil.

Additional information on our activities abroad is available on next pages.

Quarterly Income Statement

	3Q17			2Q17			Δ
			Latin			Latin			Latin
			America			America			America
In R$ millions	Consolidated	Brazil [1]	(ex-Brazil)	Consolidated	Brazil [1]	(ex-Brazil)	Consolidated	Brazil [1]	(ex-Brazil)
Operating Revenues	26,981	24,764	2,217	27,205	24,793	2,413	-0.8%	-0.1%	-8.1%
Managerial Financial Margin	16,769	15,229	1,540	17,385	15,637	1,748	-3.5%	-2.6%	-11.9%
Financial Margin with Clients	15,410	14,117	1,293	15,762	14,315	1,447	-2.2%	-1.4%	-10.6%
Financial Margin with the Market	1,359	1,113	247	1,623	1,322	301	-16.2%	-15.8%	-18.1%
Commissions and Fees	8,358	7,720	638	8,037	7,406	631	4.0%	4.2%	1.1%
Result from Insurance [2]	1,853	1,815	39	1,783	1,750	33	3.9%	3.7%	16.1%
Cost of Credit	(3,990)	(3,503)	(486)	(4,474)	(3,913)	(561)	-10.8%	-10.5%	-13.3%
Provision for Loan Losses	(4,282)	(3,768)	(514)	(4,948)	(4,350)	(598)	-13.5%	-13.4%	-14.1%
Impairment	(262)	(262)	-	(105)	(105)	-	148.9%	148.9%	-
Discounts Granted	(223)	(208)	(15)	(254)	(241)	(13)	-12.4%	-13.7%	11.4%
Recovery of Loans Written Off as Losses	777	734	42	834	783	50	-6.8%	-6.2%	-16.2%
Retained Claims	(320)	(310)	(10)	(261)	(251)	(10)	22.8%	23.4%	5.7%
Operating Margin	22,672	20,951	1,720	22,471	20,628	1,842	0.9%	1.6%	-6.6%
Other Operating Expenses	(13,505)	(11,976)	(1,529)	(13,218)	(11,814)	(1,404)	2.2%	1.4%	8.9%
Non-interest Expenses	(11,818)	(10,337)	(1,481)	(11,551)	(10,174)	(1,377)	2.3%	1.6%	7.6%
Tax Expenses and Other [3]	(1,687)	(1,639)	(48)	(1,667)	(1,640)	(27)	1.2%	0.0%	73.5%
Income before Tax and Minority Interests	9,167	8,976	191	9,253	8,814	438	-0.9%	1.8%	-56.3%
Income Tax and Social Contribution	(2,969)	(2,955)	(13)	(2,892)	(2,828)	(65)	2.6%	4.5%	-79.5%
Minority Interests in Subsidiaries	56	(35)	91	(191)	(50)	(142)	-129.1%	-28.9%	-164.3%
Recurring Net Income	6,254	5,985	269	6,169	5,937	232	1.4%	0.8%	16.0%

Year-to-date Income Statement

	9M17			9M16			Δ
			Latin			Latin			Latin
			America			America			America
In R$ millions	Consolidated	Brazil [1]	(ex-Brazil)	Consolidated	Brazil [1]	(ex-Brazil)	Consolidated	Brazil [1]	(ex-Brazil)
Operating Revenues	81,453	74,817	6,636	82,519	75,408	7,111	-1.3%	-0.8%	-6.7%
Managerial Financial Margin	51,569	46,915	4,654	53,266	48,171	5,095	-3.2%	-2.6%	-8.6%
Financial Margin with Clients	46,719	42,790	3,930	48,260	43,865	4,395	-3.2%	-2.5%	-10.6%
Financial Margin with the Market	4,850	4,125	725	5,006	4,306	700	-3.1%	-4.2%	3.5%
Commissions and Fees	24,240	22,359	1,881	22,971	21,059	1,913	5.5%	6.2%	-1.7%
Result from Insurance [2]	5,644	5,544	100	6,282	6,179	103	-10.2%	-10.3%	-2.5%
Cost of Credit	(13,745)	(12,291)	(1,454)	(19,128)	(17,666)	(1,462)	-28.1%	-30.4%	-0.6%
Provision for Loan Losses	(14,622)	(13,078)	(1,544)	(20,330)	(18,750)	(1,580)	-28.1%	-30.2%	-2.3%
Impairment	(812)	(812)	-	(627)	(627)	-	29.4%	29.4%	-
Discounts Granted	(770)	(732)	(38)	(932)	(923)	(9)	-17.4%	-20.7%	303.6%
Recovery of Loans Written Off as Losses	2,459	2,331	128	2,762	2,634	128	-11.0%	-11.5%	0.6%
Retained Claims	(902)	(873)	(29)	(1,121)	(1,095)	(26)	-19.6%	-20.3%	9.4%
Operating Margin	66,806	61,653	5,153	62,270	56,647	5,623	7.3%	8.8%	-8.3%
Other Operating Expenses	(39,417)	(35,027)	(4,390)	(39,872)	(35,160)	(4,712)	-1.1%	-0.4%	-6.8%
Non-interest Expenses	(34,370)	(30,096)	(4,274)	(34,698)	(30,095)	(4,603)	-0.9%	0.0%	-7.1%
Tax Expenses and Other [3]	(5,047)	(4,931)	(116)	(5,174)	(5,065)	(109)	-2.4%	-2.6%	6.2%
Income before Tax and Minority Interests	27,389	26,626	763	22,399	21,488	911	22.3%	23.9%	-16.2%
Income Tax and Social Contribution	(8,628)	(8,552)	(76)	(5,829)	(5,696)	(133)	48.0%	50.2%	-43.1%
Minority Interests in Subsidiaries	(163)	(140)	(23)	(238)	(191)	(46)	-31.5%	-26.7%	-51.2%
Recurring Net Income	18,599	17,933	665	16,332	15,600	732	13.9%	15.0%	-9.1%

1 Includes units abroad ex-Latin America.

2 Result from Insurance includes the Result from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses.

3 Include Tax Expenses (ISS, PIS, COFINS and other) and Insurance Selling Expenses.

Note: Latin America information is presented in nominal currency.

Itaú Unibanco Holding S.A.	38

Management Discussion & Analysis	Activities Abroad

Global Footprint

Latin America

Latin America is a priority for our international expansion due to geographic and cultural proximity to Brazil. Our purpose is to be recognized as the “Latin American Bank”, becoming a reference in the region for all financial services provided to individuals or companies.

Over the past years, we consolidated our presence in Argentina, Chile, Paraguay and Uruguay. In these countries, we operate in retail, companies, corporate and treasury segments, with commercial banking as our main focus. With the recent merger between Banco Itaú Chile and CorpBanca, which assured our presence in Colombia and Panama, we expanded even more our operations in the region. In Peru, we operate in the corporate segment through a representative office. In Mexico, we are present through an office dedicated to equity research activities.

482 branches and 40 client service branches (CSBs)

* Latin America - excluding Brazil (Sep-17)

Itaú CorpBanca

In Chile, Colombia and Panama we operate through Itaú CorpBanca, from which results have been consolidated since the second quarter of 2016.

This operation represents an important step in our strategy to expand our presence in Latin America, diversifying our operations in the region.

+ more information on the next page

1 Includes employees from Panama

Note: at the end of Sep-17

Other Countries

Additionally, we have operations in Europe (Portugal, United Kingdom, Spain, France, Germany and Switzerland), in the United States (Miami and New York), in the Caribbean (Cayman Islands and Bahamas), in the Middle East (Dubai), and in Asia (Hong Kong and Tokyo), mainly serving institutional clients, investment banking, corporate and private banking.

Itaú BBA International

In 2016, Moody’s assigned to, for the first time, Itau BBA International plc (domiciled in the United Kingdom) an investment grade, long-term deposit and issuer ratings of A3. In assigning the ratings, Moody’s recognized the strength of Itau BBA International plc’s strong macro profile and balance sheet.

Other operations

Our international units offer a variety of financial products through its branches. Fund raising can be conducted by our branches located in the Cayman Islands, Bahamas and New York. These offices also enhance our ability to manage our international liquidity.

Itaú Unibanco Holding S.A.	39

Management Discussion & Analysis	Activities Abroad

We present the results of Latin American countries in constant currency, thus eliminating the effect of exchange rate variation and hedge adjustments, and in managerial concept, which considers Brazilian accounting criteria, in addition to the allocation of Brazil’s cost structure, the impact of Brazilian income tax and social contribution and the allocation of the tax benefit of interest on own capital.

Itaú CorpBanca

The table below shows results obtained by Itaú CorpBanca in Chile, Colombia and Panama. Focused on medium companies, corporate and retail, Itaú CorpBanca offers a wide range of banking products.

9,666 employees
371 branches +CSBs

In Chile, Itaú CorpBanca is the 4th largest private bank in terms of loans. Branches migration and client segmentation should be completed by December, 2017.

In Colombia, in which we started to operate after the mentioned merger, we are the 5th largest bank in terms of loans. As of May 2017, we started operating in Colombia under the “Itaú” brand, and, until June 2018, we plan to complete the systems integration.

In R$ millions (in constant currency)	3Q17	2Q17	Δ
Operating Revenues	1,255	1,466	-14.4%
Managerial Financial Margin	924	1,135	-18.6%		1
Financial Margin with Clients	898	1,030	-12.8%
Financial Margin with the Market	26	105	-75.2%
Commissions and Fees	291	296	-1.6%
Insurance, Pension Plan and Premium Bonds Operations Before	39	34	14.2%
Retained Claims and Selling Expenses
Cost of Credit	(456)	(552)	-17.4%
Provision for Loan Losses	(491)	(599)	-17.9%		2
Discounts Granted	(2)	(1)	17.8%
Recovery of Loans Written Off as Losses	37	49	-23.0%
Retained Claims	(10)	(10)	4.2%
Other Operating Expenses	(953)	(818)	16.5%		3
Non-Interest Expenses	(950)	(816)	16.5%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1)	(1)	-12.9%
Insurance Selling Expenses	(2)	(1)	18.5%
Income before Tax and Minority Interests	(164)	86	-
Income Tax and Social Contribution	111	67	67.4%
Minority Interests in Subsidiaries	93	(149)	-		4
Recurring Net Income	41	4	871.5%
Return on Average Equity - Annualized	2.6%	0.3%	230	bps
Efficiency Ratio	76.5%	56.1%	2,040	bps

1. Decrease mainly driven by gains from commercial derivatives with corporate clients in Chile in the previous quarter which did not repeat;

2. Decrease mainly due to the lower volume of provisions in the corporate segment in Chile;

3. Increase mainly due to the refund of a fine paid to SBIF (Superintendencia de Bancos e Instituciones Financieras de Chile) in the previous quarter, according to a decision of the Supreme Court of Chile (material fact disclosed by Itaú CorpBanca on May 9, 2017);

4. Minority interests are calculated based on the accounting figures of the operation in BRGAAP.

Banco Itaú Argentina

We offer products and services for corporate, small and middle-market companies and retail segments, focused on large companies that have trade relations with Brazil.

1,682 employees
87 branches +CSBs

In R$ millions (in constant currency)	3Q17	2Q17	Δ
Operating Revenues	325	298	9.2%
Managerial Financial Margin	206	198	3.8%		1
Financial Margin with Clients	170	158	7.9%
Financial Margin with the Market	36	41	-12.1%
Commissions and Fees	119	99	19.9%		2
Cost of Credit	(17)	(9)	98.1%
Provision for Loan Losses	(19)	1	-		3
Discounts Granted	-	(11)	-
Recovery of Loans Written Off as Losses	1	1	-
Other Operating Expenses	(216)	(212)	1.8%
Non-Interest Expenses	(194)	(190)	1.9%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(22)	(22)	0.8%
Income before Tax and Minority Interests	92	77	19.5%
Income Tax and Social Contribution	(30)	(24)	23.4%
Recurring Net Income	62	53	17.8%
Return on Average Equity - Annualized	20.8%	17.4%	340	bps
Efficiency Ratio	64.0%	69.0%	- 500	bps

1. Increase mainly driven by interbank rate and demand deposits, partially offset by lower results in foreign currency and derivatives;

2. Increase driven by revenues from financial advisory in the corporate segment;

3. Decrease mainly driven by the sale of an active portfolio in the Retail segment in the previous quarter (fully provisioned, with no significant impact on non-performing loans ratios).

Itaú Unibanco Holding S.A.	40

Management Discussion & Analysis	Activities Abroad

Banco Itaú Paraguay

In Paraguay, we offer products and services for small and medium companies, agribusiness and corporate segments, institutional clients and retail clients. The main sources of revenues in Paraguay are retail products, especially credit cards. In the corporate segment, we are a reference in agribusiness.

814 employees
39 branches +CSBs

In R$ millions (in constant currency)	3Q17	2Q17	Δ
Operating Revenues	201	188	6.9%
Managerial Financial Margin	146	133	9.4%		1
Financial Margin with Clients	123	114	8.5%
Financial Margin with the Market	22	20	14.3%
Commissions and Fees	55	55	1.0%
Cost of Credit	(8)	(7)	24.4%
Provision for Loan Losses	2	(8)	-124.8%		2
Discounts Granted	(13)	-	-
Recovery of Loans Written Off as Losses	3	1	119.9%
Other Operating Expenses	(99)	(112)	-11.6%
Non-Interest Expenses	(99)	(112)	-11.6%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(0)	(0)	-
Income before Tax and Minority Interests	93	69	35.4%
Income Tax and Social Contribution	(36)	(24)	50.5%
Recurring Net Income	57	45	27.4%
Return on Average Equity - Annualized	20.6%	15.4%	520	bps
Efficiency Ratio	49.4%	59.7%	-1,030	bps

1. Increase mainly driven by higher spread in local currency loans, mainly in the retail segment;

2. Decrease mainly driven by the sale of portfolio in the retail segment, in September 2017.

Banco Itaú Uruguay

We operate in the corporate, small and middle-market companies and retail segment, targeting medium and high-income clients. Our strategy in Uruguay is to serve a broad range of clients through customized banking solutions.

1,120 employees
25 branches +CSBs

35 OCA points of service

In R$ millions (in constant currency)	3Q17	2Q17	Δ
Operating Revenues	333	327	2.0%
Managerial Financial Margin	164	161	2.1%
Financial Margin with Clients	147	145	0.8%
Financial Margin with the Market	18	15	13.9%
Commissions and Fees	169	166	1.9%
Cost of Credit	(13)	(9)	47.6%
Provision for Loan Losses	(15)	(10)	46.8%		1
Recovery of Loans Written Off as Losses	1	1	-
Other Operating Expenses	(224)	(217)	3.2%
Non-Interest Expenses	(224)	(217)	3.3%		2
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1)	(1)	-10.4%
Income before Tax and Minority Interests	95	100	-4.9%
Income Tax and Social Contribution	(37)	(39)	-
Recurring Net Income	58	62	-5.2%
Return on Average Equity - Annualized	20.1%	21.7%	-160	bps
Efficiency Ratio	67.3%	66.4%	80	bps

1. Increase mainly due to higher complementary allowances for the companies segment;

2. Increase due to personnel and credit cards operation expenses.

Itaú Unibanco Holding S.A.	41

Management Discussion & Analysis	Activities Abroad

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Itaú Unibanco Holding S.A.	42

Itaú

Additional Information

Management Discussion & Analysis and
Complete Financial Statements

Management Discussion & Analysis	Our Shares

Our Shares

Our capital stock is comprised of common shares (ITUB3) and non-voting shares (ITUB4), both traded on B3 (São Paulo stock exchange). Non-voting shares are also traded as depositary receipts - ADRs - on the NYSE (New York Stock Exchange).

Market Capitalization

R$282 billion US$89 billion

Market capitalization is the total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period.

Performance in the Capital Market

	(R$)	(R$)	(US$)
	ITUB4	ITUB3	ITUB
Price and Volume	(PN Shares)	(ON Shares)	(ADR)
Closing Price at 09/29/2017	43.35	38.40	13.70
Maximum price in the quarter	44.09	39.10	14.12
Average price in the quarter	39.82	35.15	12.59
Minimum price in the quarter	35.95	32.00	10.87
Closing Price at 06/30/2017	36.75	32.54	11.05
Closing price at 09/30/2016	32.29	28.36	9.95
Change in the 3Q17	18.0%	18.0%	24.0%
Change in the last 12 months	34.2%	35.4%	37.8%
Average daily trading financial volume in 12 months (milion) (1)	449.6	4.9	144.1
Average Daily Trading Volume in 3Q17 (million)	368.3	3.9	128.7

Shareholder Base and Indicators	09/30/17	06/30/17	09/30/16
Number of Shares	6,582,308	6,582,308	6,582,308
Common Shares (ON)	3,351,744	3,351,744	3,351,744
Non-Voting Shares (PN)	3,230,563	3,230,563	3,230,563
Treasury Shares	77,955	83,664	51,522
Number of Outstanding Shares (thousands)	6,504,352	6,498,643	6,530,786
Recurring Net Income per Share in the Quarter (R$)	0.96	0.95	0.86
Net Income per Share in the Quarter (R$)	0.93	0.92	0.83
Book Value per Share (R$)	19.01	18.22	17.57
Price/Earnings (P/E) (2)	11.9	10.4	9.7
Price/Book Value (P/B) (3)	2.3	2.0	1.8

(1)	From 10/03/16 to 09/29/17;
(2)	Closing price of non-voting share at the period end/earnings per share. For calculation purposes, the retained earnings of the last 12 months were included;
(3)	Closing price of non-voting share at the period-end/Book value per share at the period end.

Shareholders’ Remuneration

As disclosed by the Material Fact of September 26, 2017, we intend to maintain the practice of paying dividends and interest on own capital at a minimum of 35% of net income and we excluded the maximum limit previously determined at 45%.

Further information is available on executive summary, page 9.

Dividends & Interest on Own Capital (IOC)

R$11.44 billion

paid, provisioned or reserved in Stockholders’ Equity in 9M17

Dividend Yield - represents the return on investment to shareholders through profit sharing in each period.

(1) Calculated based on Dividends and Interest on Capital distributed to the shareholders who held their position from January to December of each year and the average price on the first day of each year; (2) Calculated based on Dividends and Interest on Capital declared or made available to those who held their position from October 2016 to September 2017 and the average price of the first business day of October 2016.

Share Buyback Program

The new program authorizes the acquisition of up to 60.0 million common shares and up to 39.2 million non-voting shares.

37,982,900	R$36.19
non-voting shares of own issue bought average price back from January to September, 2017	average price

For more information about our share buyback program, please refer to our Investor Relations website.

Itaú Unibanco Holding S.A.	44

Management Discussion & Analysis	Disclosure Criteria

Disclosure Criteria

General

Managerial financial statements relating to prior periods may have been reclassified for comparison purposes.

The tables in this report show the figures in millions. Variations and totals, however, are calculated in units. Therefore, there may be differences due to rounding.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others).

Itaú Insurance, Pension Plan and Premium Bonds

The combined ratio is the sum of retained claims, selling expenses, administrative expenses, other operating income and expenses, tax expenses for ISS, PIS and Cofins and other taxes divided by earned premiums.

The extended combined ratio is the sum of these same expenses divided by the sum of earned premiums, managerial financial margin and commissions and fees.

VaR (Value at Risk)

The Consolidated VaR of Itaú Unibanco is calculated based on the Historical Simulation methodology, which fully reprices all its positions based on historical series of asset prices. In the third quarter of 2016, we started to calculate VaR of the regulatory portfolio based on internal models approved by the Brazilian Central Bank. Therefore, the breakdown of risk factors was standardized to comply with Circular No. 3,646 of the Brazilian Central Bank.

Business Analysis

Pro Forma Adjustments - Adjustments made to the balance sheet and income statement for the year are based on managerial information from the business units.

The financial statements were adjusted in order to replace the accounting stockholders’ equity with funding at market prices. Subsequently, the financial statements were adjusted to include revenues linked to allocated capital at each segment. The cost of subordinated debt and the respective remuneration at market prices were allocated to segments on a pro rata basis, in accordance with the economic allocated capital.

Impacts related to capital allocation are included in the Pro Forma financial statements. To this end, adjustments were made to the financial statements, using a proprietary model.

Allocated Capital - The economic allocated capital model (EAC) was adopted for the Pro Forma financial statements by segment and, as of 2015, we changed our calculation methodology. In addition to the Tier I allocated capital, the EAC model includes the effects of the calculated expected loan losses, complementary to that required by the Brazilian Central Bank through CMN Circular No. 2,682/99.

Accordingly, the allocated capital includes the following components: credit risk (including expected losses), operational risk, market risk, and insurance underwriting risk.

Based on Tier I capital measure we determined the Return on Allocated Capital, which corresponds to an operational performance ratio consistently adjusted to the required capital needed to support the risks of the financial positions assumed in accordance with our risk appetite.

As of the first quarter of 2016, we have adopted the Basel III rules in our managerial capital allocation model.

Income Tax Rate - We adopt the full income tax rate, net of the tax effect of payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation segments. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated in the column Activities with the Market + Corporation.

Itaú Unibanco Holding S.A.	45

Management Discussion & Analysis	Disclosure Criteria

Disclosure Criteria

Accounting and Managerial Statements Reconciliation

We apply in our report, management results consolidation criteria that affect only the breakdown of accounts and, therefore, does not affect net income. These effects are shown in the table on the following page ("Accounting and Managerial Statements Reconciliation"). Additionally, we adjusted the tax effects of the hedges of investments abroad - originally accounted for as tax expenses (PIS and COFINS) and income tax and social contribution on net income and then reclassified to the financial margin - and non-recurring events.

We present below the accounting and managerial statements reconciliation for the 3rd quarter of 2017.

		Non-recurring		Managerial
In R$ millions	Accounting	Events	Tax Effect of Hedge	Reclassifications	Managerial
Operating Revenues	28,876	(243)	(1,692)	40	26,981
Managerial Financial Margin	18,087	(1)	(1,692)	376	16,769
Financial Margin with Clients	15,036	(1)	-	376	15,410
Financial Margin with the Market	3,051	-	(1,692)	-	1,359
Commissions and Fees	9,043	-	-	(684)	8,358
Result from Insurance, Pension Plan and Premium Bonds	1,231	(44)	-	667	1,853
Operations Before Retained Claims and Selling Expenses
Other Operating Income	251	-	-	(251)	-
Equity in Earnings of Affiliates and Other Investments	140	-	-	(140)	-
Non-operating Income	125	(197)	-	72	-
Cost of Credit	(3,216)	-	-	(773)	(3,990)
Provision for Loan Losses	(4,059)	-	-	(223)	(4,282)
Impairment	-	-	-	(262)	(262)
Discounts Granted	-	-	-	(223)	(223)
Recovery of Loans Written Off as Losses	842	-	-	(65)	777
Retained Claims	(320)	-	-	-	(320)
Other Operating Income/(Expenses)	(14,981)	610	203	663	(13,505)
Non-interest Expenses	(13,091)	610	-	662	(11,818)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,844)	-	203	1	(1,640)
Insurance Selling Expenses	(47)	-	-	-	(47)
Income before Tax and Profit Sharing	10,358	368	(1,489)	(70)	9,167
Income Tax and Social Contribution	(4,379)	(93)	1,489	14	(2,969)
Profit Sharing	(56)	-	-	56	-
Minority Interests	153	(98)	-	-	56
Net Income	6,077	177	-	-	6,254

Itaú Unibanco Holding S.A.	46

(A free translation of the original in Portuguese)

Report of independent auditors on

supplementary information

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

In connection with our review of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiary companies (Consolidated) as of September 30,2017, and for the three month period ended September 30, 2017, on which we issued and unqualified report dated October, 30, 2017, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report

Scope of the Review

We conducted our review in accordance with the professional standards issued by the Brazilian Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented as supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to provide additional analysis only and it not an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements at September 30,2017, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, October 30, 2017

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti
Contador CRC1SP172940/O-6

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 61005, T: (11) 3674-2000, www.pwc.com/br

Itaú Unibanco Holding S.A.	47

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Itaú Unibanco Holding S.A.	48

Itaú

Complete
Financial Statements

September 30, 2017

Management Discussion & Analysis and
Complete Financial Statements

MANAGEMENT REPORT – January to September 2017

To our Stockholders,

The Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco or Company) and its subsidiaries for the period from January to September 2017 follow the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP), and the National Superintendence of Supplementary Pension (PREVIC).

The information presented in this material is available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Financial Information) and on the websites of CVM and the Securities and Exchange Commission (SEC). Our results may also be accessed on mobile devices and tablets, through our website and the “Itaú RI” app, respectively.

1) OVERVIEW

	September, 30 2017	September, 30 2016
Net Income (R$ billion)	18.1	16.1
Recurring Net Income (R$ billion)	18.6	16.4
Recurring Return on Average Equity - Annualized(1)	21.7%	20.0%
BIS of Prudential Conglomerate	19.5%	19.0%
Total Assets (R$ billion)	1,466.0	1,400.1
Total Loan Portfolio (including Sureties, Endorsements and Guarantees) (R$ billion)	539.1	567.7
Employees	96,326	95,984
Brazil	82,401	81,737
Abroad	13,925	14,247
Branches and CSB – Client Service Branches (units)	4,919	5,119
Digital Branches	156	130
Branches in Brazil(2)	3,523	3,664
CSB in Brazil	718	780
Branches and CSB in Latin America	522	545
ATM – Automated Teller Machines (units)(3)	46,700	45,859
Activities Abroad (countries)(4)	18	18

(1)	Itaú CorpBanca’s data were consolidated since the 2nd quarter 2016, except Recurring Return on Average Equity - Annualized which considered proforma results of Itaú CorpBanca of the first quarter of 2016.

(2)	Includes representative offices of IBBA abroad.

(3)	Includes Electronic Service Branches, points of services in third parties’ establishments and Banco24horas ATMs.

(4)	Excludes Brazil.

2)	ECONOMIC ENVIRONMENT

2.1) Domestic Scenario

GDP was stable in the first half of 2017 compared to the same period of the previous year. This represents an improvement from the scenario in 2015 and 2016, a period overshadowed by economic downturn. The Central Bank of Brazil started a cycle of cuts in interest rates in October 2016 and, since then, the Selic rate was reduced to current 7.5% per year from 14.25%. Inflation in the 12-month period reached 2.5% in September 2017, as measured by IPCA.

According to the latest BACEN data, total loans granted in the financial system from January to August 2017 fell 2.7% in real terms compared to the same period of 2016. Inventory of real loans continued to fall in August, recording a 4.5% decrease in real terms considering the annual comparison (from a 8.8% decrease in the previous year). Accordingly, the inventory of credit as a proportion of GDP also fell, to 47.1% in August 2017 from 50.4%. The default rate remained stable at 3.7% over the 12 last months.

At the end of the third quarter of 2017, the Brazilian real was priced at R$3.17 against the U.S. dollar, compared to R$3.26 in the end of 2016 and R$3.25 at the end of September 2016. The short position in BACEN foreign exchange swaps is US$24 billion. On the other hand, the volume of foreign exchange reserves closed September 2017 at US$381.2 billion.

2.2) South America Scenario (ex-Brazil)

The foreign environment continues favorable to Latin America. Together with low interest rates and a strong growth of developed countries, higher commodity prices have had a broader positive impact on the economic activities of the region.

Recovery in Argentina continues to gain strength. There are also indicators that the economic activity is gaining momentum in Chile, Peru and Colombia. However, as these economies still operate with high idle capacity, there is no inflation pressure on the demand side. In addition, the strengthening of local currencies help keep prices under control. Inflation is above the target range in Argentina only.

The growth in Latin America in 12 months, at the end of the second quarter of 2017, was commanded by Paraguay (3.9%) and Uruguay (3.6%). Chile, Colombia, Peru, and Argentina grew 0.5%, 1.2%, 2.3%, and 1.6%, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	50

2.3) International Scenario

The U.S. economy grew 1.5% in 2016, but economic indicators up to the third quarter of 2017 point to this growth speeding up to approximately 2.2% in 2017. Job creation has kept a strong pace and unemployment rate fell to 4.2% in September 2017 from 4.7% in December 2016.

In the Euro zone, the economic activity recovery has become more robust and disseminated, as a result of the domestic demand favorably impacted by the accommodative policy adopted by the European Central Bank. The 12-month growth in the second quarter of 2017 was 1.9%.

China’s growth became stable at around 6.7% in the first half of 2017, the same pace recorded in 2016. There are signs of a modest economic slowdown in the second half of 2017, a result of more restrictive economic policies.

Political uncertainties continue to pose a significant risk to the global scenario, particularly in view of the U.S.-North Korea interactions.

3) HIGHLIGHTS

Investor Relations Officer

In October 2017 the Board of Directors nominated Alexsandro Broedel Lopes as the Company’s new Investor Relations Officer, taking over from Marcelo Kopel, who assumed new duties as the Executive Officer acting in the Cards and the Vehicles Offices.

3.1) Strategy

Value Creation – Aiming at keeping a consistent profitability level and creating value to our stockholders, since 2012 we have adopted a Business Model focused on: (i) achieving credit profitability at least equal to cost of capital (ii) reducing the risk profile of the loan portfolio; (iii) reducing the default rate; (iv) insurance, pension plan and premium bonds and services; and (v) improving our international operations.

With this Model, we will be able to monitor, individually, the results of credit, trading, insurance, pension plan and premium bonds and services businesses. Those businesses have different risk levels and, therefore, different requirements concerning the use of capital.

In September 2017, we disclosed the Bank’s results under this value creation and business approach to a record audience in our Apimec meeting in São Paulo. That presentation is available on the Investor Relations website of Itaú Unibanco.

Digital Transformation – Technology today epitomizes the backbone of Itaú Unibanco’s evolution.

Developing over 1,000 APIs (application programming interface) that allow the creation of an app with 96% reuse, being involved in 100% blockchain applications in progress in Brazil to advance the financial market, and consolidating a private cloud that already runs dozens of the bank’s applications (internal systems) are some of the results of this digital transformation that comes into being through a seamless integration of three essential elements.

The first of all is people, that is, techies being added up to the bank’s traditional team. Today we have collaborative communities creating value from complementary expertises. These are professionals such as experts in design, user experience, data sciences, digital media, web analytics, and cyber security, who add up to professionals coming from more traditional backgrounds (engineering, administration, economics, and accounting). This evolution has taken place at an exponential rate in the organization. In the last two years alone, the presence of techies in Itaú Unibanco increased 13 fold.

The second element is a technology-business symbiosis, in which the Technology department has become essential for the creation of transformation solutions. It is therefore possible to take advantage of this exponential evolution of technologies, accelerating the frequency of innovations and disruptions and promoting shorter cycles of deliveries (weeks, even days).

This integration of efforts is already a reality at our bank. In October 2017, we completed the second phase of strengthening technical expertises (technology architecture, distribution engineering, banking and data systems, system development, among others) and integrating teams (over 5,000 employees engaged in the process) by creating multidisciplinary teams that work collaboratively based on Lean and Agile principles to rise to business challenges. Notable for providing quick decisions and precise choices, this new working model is responsible for generating increasingly sustainable results, as follows:

•	Efficiency (more value delivery and synchronized planning): 9% productivity gain in technology development;

•	Time to Market (shorter delivery cycles): down 30% in a project average delivery time;

•	Quality (quicker, streamlined and automatized testing and approval): down 39% in unavailability ratio and down 58% in number of incidents.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	51

The last element is customer centricity, also construed as a new bank concept philosophy. Today we live in an era of experiences, where companies and clients create solutions together. Therefore, our bank performance has been driven to place the customer at the heart of our strategy. In this path, we seek to understand everything the client says, analyzing, for instance, hundreds of thousands of pieces of feedback received in social networks or provided by our beta testers (technologically engaged clients who test new versions of the bank apps). Additionally, we also make use of technology (such as big data, machine learning and cloud computing) to understand the client’s behavior in all points of contact with the bank (over 160 million hits per month in digital channels alone). This is why these interactions are important inputs for creating products and services more connected to the clients’ actual needs.

3.2) Corporate Events

Share Buyback Program – The Board of Directors approved a new Share Buyback Program starting in September 2017, authorizing the purchase of up to 60 million common shares1 and up to 39,155,000 preferred shares. The operations may be carried out from September 1, 2017 to November 26, 2018.

In the period from January to September 2017, we acquired 37,982,900 preferred shares of own issue in the total amount of R$1.4 billion at the average price of R$36.19 per share2.

1 Up to 31,793,134 common shares and 39,155,000 preferred shares with no reduction in the value of the capital stock, equivalent, to approximately 10% of the free float of 317,962,080 common shares and 1.22% of the free float of 3,203,729,973 preferred shares registered on July 31, 2017.

2 In accordance with the Material Facts disclosed on February 2, 2016 and May 25, 2017, these purchases refer to the share buyback program renewed by the Board of Directors, which approved the limit for purchase of up to 10.0 million common shares and up to 50.0 million preferred shares of own issue for the periods from February 3, 2016 to August 2, 2017 and from May 26, 2017 to November 26, 2018, respectively. Buyback amounts does not include settlement and brokerage fees.

Dividends and Interest on Capital – As disclosed on September 26, 2017, our intention is to continue to pay dividends and interest on capital of at least 35% of recurring net income and we eliminated the maximum 45% limit. The total amount to be paid each year will be set forth by the Board of Directors, taking into account, among others:

1.	the Company’s capitalization level, in accordance with the rules defined by the Central Bank of Brazil;
2.	the minimum level established by the Board of Directors of 13.5% for common equity tier 1;
3.	profitability in the year;

4.	the prospective use of capital in view of the expected business growth, share buyback program, mergers and acquisitions, and market and regulatory changes that might modify capital requirements;
5.	tax changes; and
6.	significant changes in risk-weighted assets (RWA).

Therefore, the percentage to be distributed may change every year based on the company’s profitability and capital demands, always considering the minimum distribution set forth in the Bylaws.

In the first nine-month period to September 2017, we paid or recognized in a provision the amount of R$3.9 billion and indentified in the Stockholders’ Equity R$7.5 billion in dividends and interest on capital, net of taxes, the total amount of R$11.4 billion. For further information, see to item 4.6 – Stock Market – Dividends and Interest on Capital.

3.3) Acquisition and Disposal

IRB-BRASIL RESSEGUROS S.A. (IRB) – Within the scope of the Secondary Public Offering of IRB’s common shares, in August 2017 Itaú Seguros S.A reduced its interest to 11.1%, from 14.7%, in the total capital of IRB and Itaú Vida e Previdência S.A., which held 0.2% interest, is no longer a stockholder. We remain in the IRB controlling group, under the terms of the company’s shareholders’ agreement.

Itaú CorpBanca – On September 15, 2017, we acquired 1.8 billion Itaú CorpBanca shares for the approximate amount of R$55.6 million, as a result of the Corp Group exercising a put option set forth in the shareholders’ agreement of Itaú CorpBanca entered into between Itaú Unibanco and Corp Group on April 1, 2016. Therefore, Itaú Unibanco’s interest ownership increased to nearly 36.06%, from about 35.71%, without changing the governance of Itaú CorpBanca.

3.4) Subsequent Event

Citbank – On October 26, 2017, we obtained the last regulatory authorization necessary with BACEN for the acquisition of the retail business of Citibank in Brazil and the Brazilian antitrust agency (CADE) approved this transaction on August 16, 2017. The financial settlement of the acquisition of the operations will take place as follows:

•	The financial settlement of the acquisition of the retail operations will take place on October 31, 2017, the date when Itaú Unibanco will become responsible for these operations;

•	The financial settlement of the acquisition of the operations related to the individuals segment of Citibank Corretora and the corresponding transfer of these operations will be carried out on a later date to be determined by the parties.

•	The acquisitions of the equity investments held by Citibank in TECBAN and Cibrasec and the respective financial settlements will be carried out after the provisions in the respective stockholders’ agreements of these companies are complied with.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	52

3.5) Dow Jones Sustainability Index

We were selected for the 18th consecutive year to make up the Dow Jones Sustainability World Index (DJSI), the main sustainability index in the world, in its 2017/2018 edition. We are the only Latin American bank to be part of the index since its creation in 1999. In this new edition, we achieved the best rate in the banking sector in the “Anti-Crime Policies/Actions”, “Financial Stability and Systemic Risk”, “Materiality, Philanthropy and Corporate Citizenship”, “Business Risks and Opportunities”, “Climate Strategy” and “Social Reporting” criteria.

4. PERFORMANCE

4.1) Result and Returns

In R$ billion	Jan to	Jan to
	Sep/2017	Sep/2016	Change (%)(1)
Income from financial operations before loan losses	51.2	57.4	(10.8)
Expenses for allowance for loan losses	(14.5)	(19.4)	(25.2)
Income from recovery of credits written off as loss	2.7	2.7	0.2
Banking service fees and income from bank charges	26.3	24.6	7.1
Result from insurance, pension plan and premium bonds	2.6	3.1	(17.7)
Personnel, other administrative and operating expenses	(36.8)	(35.0)	5.0
Tax expenses	(5.4)	(6.1)	(10.0)
Equity in earnings of affiliates and Other operating revenues(2)	1.2	1.0	15.0
Income tax and social contribution, Minority interest in subsidiaries and	(9.1)	(12.2)	(25.9)
Profit sharing – Management Members
Net income	18.1	16.1	12.7
Recurring net income(3)	18.6	16.4	13.4
Dividends and net interest on capital paid, provided for or identified in the Stockholders’ Equity	11.4	3.3	246.5
Recurring return on average equity - annualized(4)	21.7%	20.0%	170	bps
Recurring return on average assets - annualized(4)	1.7%	1.5%	20	bps

(1)	Change is calculated on thousands figures.

(2)	Equity in earnings of affiliates, jointly controlled entities and other investments, Other operating revenues and non-operating income.

(3)	Excludes the non-recurring effects of each period.

(4)	Itaú CorpBanca’s data were consolidated since the 2nd quarter 2016. Except Recurring return on average equity - annualized and Recurring return on average assets - annualized, which considered proforma results of Itaú CorpBanca of the first quarter of 2016.

Each of the following factors has contributed to the composition of net income from January to September 2017:

Income from financial operations before loan losses: the 10.8% decrease in income from financial operations before loan losses from the same period of the previous year was mainly driven by the tax effects of the hedge of foreign investments1. Excluding these tax effects, there would have been a 0.5% increase. The impact of the same reclassification on income tax and social contribution on net income (CSLL) would cause a 44.9% rise from the same period of the previous year.

1 The Brazilian tax legislation provides for that exchange gains and losses on foreign investments are not subject to taxation (PIS/COFINS/income tax/social contribution on net income). On the other hand, gains and losses on financial instruments used for hedging this asset position are impacted by tax effects. The distinct tax treatment granted to such foreign exchange differences results in volatility of gain (loss) from operations and tax (PIS/COFINS) and income tax (income tax/social contribution on net income) expense accounts.

Expenses for allowance for loan losses: a 25.2% decrease from the same period of the previous year, mainly due to a lower level of provisions for the Wholesale segment.

Banking service fees and income from banking charges: a 7.1% increase from the same period of the previous year, due to a higher income from fund management, service packages and credit cards.

Personnel, and other administrative and operating expenses: a 5.0% increase from the same period of the previous year, as a result of higher expenses on fixed compensation, sale of credit cards, and data processing and telecommunications.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	53

4.2) Asset Data

In R$ billion	September	September
	30, 2017	30, 2016	Change (%)(1)
Total assets	1,466.0	1,400.1	4.7
Loan Portfolio with endorsements, sureties and private securities	575.2	605.1	(4.9)
Loan portfolio with endorsements and sureties	539.1	567.7	(5.0)
Corporate – Private securities	36.1	37.3	(3.3)
Allowance for Loan Losses(2)	(36.6)	(39.1)	(6.3)
Loan Portfolio/Funding(3)	73.9%	75.4%	-150	bps
Total High-Quality Liquid Assets(4)(5)	190.9	184.8	3.3
Liquidity Coverage Ratio (LCR)(5)	200.7%	213.6%	-1,290	bps
Permanent Assets	26.5	27.0	(1.9)
Fixed Asset Ratio	23.5%	23.6%	-10	bps
Latin America Assets	177.5	179.7	(1.2)
Liabilities(6)	1,342.4	1,285.4	4.4
Subordinated debt	48.4	58.7	(17.6)
Stockholders’ equity	123.6	114.7	7.8

(1)	Change is calculated on thousands figures.

(2)	Provision for financial guarantees provided, recorded in liabilities in accordance with Resolution nº. 4,512/2016 of the National Monetary Council (CMN) and Circular Letter nº. 3,782/2016 of the Central Bank of Brazil. The amount on September 30, 2016 was reclassified for comparison purposes.

(3)	The loan portfolio does not include sureties and endorsements.

(4)	Correspond to weighted inventories of assets that remain liquid in the market even in periods of stress, which can easily be converted into cash and are classified as low risk. Used for LCR calculation.

(5)	Amounts for the 3rd quarter of 2017.

(6)	Correspond to the Total Liabilities less the Stockholders Equity.

Total consolidated assets reached R$1.5 trillion at the end of September 2017, a 4.7% increase from the same period in 2016. Of this total, R$177.5 billion are related to our operations in Latin America (Note 20), which include Itaú CorpBanca, which started to be consolidated in our financial statements in the second quarter of 2016.

4.2.1) Loan Portfolio

The diversification of our business is reflected in the changing composition of our loan portfolio in the last few years, focusing on the origination of products with lower risks and more guarantees and on the internationalization of the bank’s operations.

On September 30, 2017, our loan portfolio, including endorsements and sureties, reached R$539.1 billion, a 5.0% decrease from September 30, 2016. If we also included the credit risks associated with private securities, this decrease would reach 4.9%.

On September 30, 2017 and 2016, the breakdown of the portfolio, including endorsements and sureties, is as follows:

Brazil – Individuals

 Credit Cards (Itaucard, Hipercard, Credicard and partnerships)

We are the leading bank in the credit card industry in Brazil in terms of transacted volume1.

On September 30, 2017, this portfolio reached R$57.2 billion, a 2.6% increase from the same period of the previous year.

The transacted amount in purchases using credit cards was R$205.5 billion from January to September 2017, which represented a 9.2% increase from the same period of the previous year.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	54

In the debit card segment, which includes only current account holders, we have 25.9 million accounts. The volume of debit card transactions amounted to R$73.8 billion from January to September 2017, a 12.7% increase from the same period of 2016.

1 Source: Itaú Unibanco and ABECS (Brazilian Association of Credit Card Companies and Services) – data from January to June 2017.

Payroll Loans

We are the leading bank in the payroll loan segment among Brazilian private banks1.

The payroll loan portfolio totaled R$44.6 billion (39% in our branch network and 61% in other trading channels), a 2.3% decrease from September 30, 2016.

Noteworthy were the portfolios of retirees and pensioners from the INSS, which grew 4.3% from September 2016.

1 Source: Central Bank of Brazil and Financial Statements of Itaú Unibanco and Competitors – data from June 2017.

Mortgage Loans

We are the leading bank among Brazilian private banks in mortgage loans to individuals, with the use of savings funds (SBPE, the Brazilian savings and loans system)1.

Our offering is made by a network of branches, development companies, and real estate agencies. Our mortgage loan portfolio totaled R$38.3 billion, a 2.5% increase in 12 months, accounting for the third largest balance of our loans to individuals in Brazil in September 2017.

The ratio of the loan amount in our portfolio to the value of property was approximately 40.8% from in September 2017.

On the same period of 2017, we granted approximately 16.3 thousand loans to borrowers in the amount of R$4.9 billion, with a 19.1% market share. For companies, our loans granted generated 4.3 thousand new units in the amount of R$897.5 million.

1 Source: Itaú Unibanco and ABECIP, the Brazilian Association of Mortgage and Savings Institutions - data from September 2017.

Personal Loans

In September 2017, our personal loan portfolio totaled R$26.0 billion, a 6.9% decrease from the same period of the previous year.

Vehicles

Our vehicles portfolio totaled R$13.9 billion. From January to September 2017, the financial volume of loans granted increased 7.2% from the same period of the previous year, and reached R$7.3 billion. The average financing period was 40 months, and 46% of the volume were financed with a period of up to 36 months.

The portfolio ratio of the loan amount to the vehicle value was 67.4% in September 2017, continuing a downward trend.

The iCarros portal has on average 16 million hits a month, of which over 60% originated from mobile apps or browsers. At the portal, it is possible to get online loan pre-approval in up to two minutes.

Brazil – Companies

Large Companies

On September 30, 2017, our portfolio of loans to large companies totaled R$164.6 billion, a 10.3% decrease from the same period of the previous year.

We are in the leading position in derivatives on B3 in financial volume and number of agreements1. We focus on operations that hedge our clients’ exposure to foreign currencies, interest rates and commodities.

1 Source: Itaú Unibanco and CETIP (B3) - data from September 2017.

Very Small, Small and Middle-Market Companies

On September 30, 2017, our portfolio of loans to very small, small and middle-market companies totaled R$59.1 billion, a 2.8% decrease from the same period of the previous year.

Latin America

On September 30, 2017, our portfolio of loans to Latin America reached R$135.5 billion. Loans to individuals and companies accounted for 34.0% and 66.0% of total portfolio, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	55

Chile has the largest volume of loans, accounting for 66.0% of our portfolio in Latin America, followed by Colombia, with 19.1%, and Argentina, with 5.2%. Loan operations in Uruguay and Paraguay accounted for 5.0% and 4.2% of this portfolio, respectively.

Delinquency Ratios

Our strategy to mitigate the risk associated with credit granting, which started in 2012, has impacted the default ratio, mainly due to the change to a more conservative profile of our portfolio:

•	total delinquency rates (loans more than 90 days overdue) reached 3.2% on September 30, 2017, a decrease of 70 basis points from September 30, 2016;

•	this rate was 4.5% at the end of September 2017 for loans to individuals, a decrease of 50 basis points from the same period of the previous year; and
•	it reached 1.9% at the end of September 2017 for loans to companies, down 100 basis points from September 2016.

The balance of provisions above the minimum required by BACEN reached R$10.7 billion1 on September 30, 2017. The coverage ratio of the portfolio with loans overdue 90 days was 246% in September 2017, up 4,200 basis points from the same period in the previous year.

1 Additional allowance including Provision for Financial Guarantees Provided

4.2.2) Funding

Free, raised and managed own assets amounted to R$2.2 trillion on September 30, 2017, up 9.2% from the same period of the previous year.

Demand deposits added to savings deposits increased 3.5% from the same period of the previous year. On September 30, 2017, the loan portfolio to funding ratio was 73.9%.

In R$ billion	September 30, 2017	September 30, 2016	Change (%)(1)
Demand Deposits	58.6	60.3	(2.8)
Savings	112.2	104.9	7.1
Time Deposits	186.9	139.5	34.0
Debentures (Linked to Repurchase Agreements and Third Parties’ Operations)	73.6	145.8	(49.5)
Funds from Bills (2) and Structured Operations Certificates	67.8	56.9	19.1
Total - Funding from Account Holders and Institutional Clients	499.2	507.4	(1.6)
Free, Raised and Managed Assets(3)	2,211.4	2,025.6	9.2

(1)	Change is calculated based on thousands figures.
(2)	Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes.
(3)	In this quarter, we desconsolidated managed portfolios from Itaú group, and for comparability effect, the previous quarters were reprocessed.

4.3) Insurance Operations & Services

We permanently seek to implement and focus on offering new products and services that add value to our clients and diversify our sources of income, providing for higher non-loan credit revenues that primarily arise from the provision of mass-market products and services related to insurance, pension plan and premium bonds. We believe that this business model creates opportunities to improve our relationship with clients and, with the share of products less impacted by economic cycles, contributes to the lower volatility of our results.

We present below the main services offered, highlighting the performance from January to September 2017.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	56

Insurance1

We continue to concentrate efforts on distribution through our own channels and expanding the offer of insurance policies via a partnership framework, through which we provide products from partner insurance companies to Itaú Unibanco clients.

Net income posted a 6.7% decrease from January to September 2017 from the same period of the previous year, driven by lower managerial financial margin and earned premiums, partially offset by lower retained claims and selling expenses.

Loss ratio was 27.2% from January to September 2017, a 170 basis-point decrease from the same period of the previous year, mainly driven by the sale of the full group life insurance operation. The combined ratio in the period was 59.5%, a 750 basis-point decrease from the same period of the previous year. Technical provisions for insurance totaled R$3.6 billion on September 30, 2017.

1 Does not include our interest in Porto Seguro.

Investment Banking

We highlight that, from January to September 2017, our Merger and Acquisition operation provided financial advisory on 27 transactions in South America, totaling US$8.7 billion and topping the Dealogic ranking.

In the Equities market, we took part in 19 out of 271 Public Offerings held in South America, which totaled US$1.8 billion and led us to a leader position in the ECM (Equity Capital Market) ranking for the region, according to Dealogic.

In local fixed income, we took part in debentures, promissory notes and securitization transactions, which totaled R$13.0 billion from January to August 2017, asserting leadership in the ANBIMA distribution ranking.

To serve international clients, we rely on units in Argentina, Chile, Colombia, Arab Emirates, the United States, the United Kingdom and Peru, with a representation office in the latter.

1 Excluding Block Trade and other operations carried out in tax haven jurisdictions.

Cash Management

From January to September 2017, we made approximately 34 million payments a month, exceeding R$457 billion a month in terms of financial volume. As the main type of receipt service, the Collection product recorded on average 41 million notes settled a month amounting to approximately R$79 billion a month in the same period.

Consortium (Vehicles and Properties)

In September 2017, the balance of installments receivable was R$11.0 billion, with a 1.3% increase from September 2016. In the same period, we reached 388.2 thousand active quotas, a 2.2% decrease from September 2016. Consortia management fees reached R$471.2 million from January to September 2017.

Custody and Bookkeeping Services

In the custody market, we hold R$1.3 trillion in assets, according to the ANBIMA (Brazilian Financial and Capital Markets Institutions Association) ranking in September 2017, up 7.0% from the same period of the previous year.

We provided services to 209 companies listed on B3, a 60.9% share of the bookkeeping market. In debenture bookkeeping, we operated as the bookkeeper of 405 issues in September 2017, a 43.6% market share1.

1 Source: Itaú Unibanco and B3 (September 2017).

Eletronic Means of Payment

From January to September 2017, we reached 2,865.7 million transactions in debit and credit cards, down 2.7% from the same period of the previous year.

The volume transacted on credit cards was R$186.4 billion from January to September 2017. This amount accounts for 65.8% of total transactions arising from the acquiring business, up 1.5% from the same period of the previous year.

The volume captured in debit cards was R$97.1 billion and accounted for 34.2% of the total volume transacted from January to September 2017, down 0.7% from the same period of the previous year.

We closed the period with 1.2 million equipment units installed, down 21.7% from the same period of the previous year.

Rede has continually invested in loyalty programs to its clients focused on the retail segment by means of a closer operation with the bank, aiming at increasing and preserving the segment profitability, offering a broad portfolio of innovative products and solutions by Rede and the bank to retailers.

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4.4) Investment Management

Asset Management

In the year it celebrates 60 years of experience in investment management, Itaú Asset Management reached R$593.0 billion1 in assets under management on September 30, according to the ANBIMA management ranking, accounting for 14.7% of the market. We posted a 9.8% growth in assets under management from the same period of the previous year.

In September 2017, S&P Global Rating rated the management practices of third-party assets “AMP-1” (Very Strong) of Itaú Asset Management, the top rating of the scale. The rating assigned is based on the company’s business position, mix of products and clients, management team and corporate strategy.

Kinea, a company of the Itaú Unibanco Conglomerate, is an independent differentiated investment management platform. With R$26 billion in assets in September 2017, it operates in the Multimarket, Mortgage, Pension Plan and Private Equity, Equities and Infrastructure segments.

1 Includes Itaú Unibanco and Intrag.

Private Bank

With a full global wealth management platform, we are market leaders in Brazil and one of the main players in Latin America. Our multidisciplinary team, composed of private bankers, investment advisers and product experts, serves our clients in offices in eight cities in Brazil, and also in our offices located in Zurich, Miami, New York, Santiago, Asuncion, and Nassau.

In July 2017, Itaú Private Banking was the winner in the wealth management category of Latin America’s Best Bank, promoted by British magazine Euromoney.

Pension Plan

We focus on mass-market products, operating based on the bancassurance model, in which products are offered in synergy through the bank’s diversified channels, such as retail (branch network) and wholesale channels. Product innovation has been playing a significant role in the sustainable growth of our pension plan operations in the individuals segment. For Companies, we offer specialized advisory services and develop customized solutions for each company. We establish long-term partnerships with our corporate clients, keeping a close relationship with their Human Resources areas and adopting a communication strategy designed for the financial education of their employees.

In August 2017, according to the National Federation of Private Pension Funds and Life Insurance (FENAPREVI), our market share of total technical provisions was 23.0%, whereas individual plans accounted for 23.7%.

Total gross funding from pension plans totaled R$20.2 billion up to September 2017, up 20.1% from the same period of the previous year.

Premium Bonds

We reached 13.0 million certificates on September 30, 2017. Technical provisions for capitalization reached R$3.3 billion on September 30, 2017, and collection with capitalization certificates reached R$2.2 billion from January to September 2017, up 1.1% from the same period of the previous year.

Sales to clients of Digital Branches accounted for 8.9% of total sales of insurance products to account holders from January to September 2017, a 50 basis-point increase from the same period of the previous year.

4.5) Capital Strength and Liquidity

Capital

We adopt a prospective approach to capital management, which comprises the following phases: (i) identification of material risks and determination of the need of additional capital for these risks; (ii) preparation of a capital planning, both in normal and stress scenarios; (iii) structuring of the capital contingency plan; (iv) internal assessment of capital adequacy; and (v) preparation of managerial reports.

To ensure our strength and capital availability to support business growth, regulatory capital levels were kept above the requirements of the Central Bank of Brazil, as evidenced by the Common Equity Tier I, Tier I, and BIS ratios. For further information, see to the “Risk and Capital Management Report – Pillar 3” report on our website www.itau.com.br/investor-relations > Corporate Governance.

At the end of September 2017, the BIS ratio reached 19.5%, of which: (i) 16.7% related to Tier I Capital, which comprises Common Equity and Additional Tier I Capital, and (ii) 2.8% related to Tier II Capital. These indicators provide evidence of our effective capacity of absorbing unexpected losses.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	58

The amount of our subordinated debt, which is part of our Tier II regulatory capital, reached R$19.7 billion on September 30, 2017.

Liquidity

The Liquidity Coverage Ratio (LCR) refers to free and highly liquid assets and net cash outflows over a 30-day period and is calculated based on the methodology defined by Circular No. 3,749, of the Central Bank of Brazil, in line with international guidelines. BACEN minimum requirement is 80% for 2017, and in the second quarter of 2017 the Company’s average ratio was 200.7%.

4.5.1) Credit Risk Ratings by Rating Agencies

Itaú Unibanco is assessed by the main rating agencies: Moody’s, Fitch Ratings and S&P, and, due to the methodology adopted, the Company’s ratings are in line with the ratings attributed to Brazil.

Fitch reaffirmed the ratings assigned to Itaú Unibanco and to Itaú Unibanco S.A. in August 2017, highlighting: controlled risk appetite, sound funding and liquidity position and adequate coverage ratio level. Additionally, this agency rated the bank a “safe harbor” in times of crisis, with a diversified deposit base.

S&P upgraded our short-term rating on national scale to brA-1+ from brA-1 in August and reaffirmed the ratings assigned to Itaú Unibanco and to Itaú Unibanco S.A. in September, improving the “capital and results” position from moderate to adequate, with our companies thus outdoing its competition. In addition, S&P mentioned the bank’s geographic diversification and commissions and fees as positive factors.

Moody’s did not change our ratings or our rating outlooks in this quarter, the last review of which was carried out in May 2017.

To learn more about these ratings, please visit our Investor Relations website (www.itau.com.br/investor-relations) at Itaú Unibanco > Market Opinion > Ratings.

4.6) Stock Market

Market Value – on September 30, 2017, we were ranked the second largest company in Brazil in terms of market value (R$282.0 billion) and the first among financial institutions, according to the Bloomberg ranking.

		R$	%
Shares(1)	September 30, 2017	September 30, 2016	Change
Recurring net income per share(2)	2.86	2.52	13.5
Net income per share(2)	2.79	2.47	13.0
Book value per share(2)	19.01	17.57	8.2
Number of outstanding shares (in millions)	6,504.4	6,530.8	(0.4)
Price of preferred share (ITUB4)(3)	43.35	32.45	33.6
Price of common share (ITUB3)(3)	38.33	28.57	34.1
Price of preferred share (PN)(3)/Net income per share (annualized)	11.37	9.66	17.7
Price of preferred share (PN)(3)/Book value per share	2.28	1.85	23.5
Average Daily Trading Volume (in millions)	878.9	930.1	(5.5)
B3 Volume (in millions)	426.3	426.0	0.1
NYSE Volume (in millions)	452.5	504.1	(10.2)
Market value (in billions)(4)(5)	282.0	211.6	33.2

(1)	For better comparability, outstanding shares were adjusted by the bonus shares of October 2016.

(2)	Calculated based on the weighted average of the number of shares.

(3)	Based on the average quotation on the last day of the period;

(4)	Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period);

(5)	Considering the closing quotation of common and preferred (ON and PN) shares multiplied by total outstanding shares of each type of shares, the market value reached R$265.4 billion on September 30, 2017 and R$197.5 billion on September 30, 2016, resulting a variation of 34.4%.

Dividends & Interest on Capital (IOC)

We remunerate our stockholders by means of monthly and complementary payments of dividends and interest on capital. Up to September 30, 2017, we paid or provided for R$3.9 billion and indentified in Stockholders’ Equity R$7.5 billion in dividends and interest on capital, net of income tax, totaling R$11.4 billion.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	59

1 Includes dividends and interest on capital paid to stockholders that maintained their positions in January and December of every year and the average price of the first working day of every year.

2 Includes dividends and interest on capital declared and available to stockholders that maintained their positions from October 2015 to September 2016 and from October 2016 to September 2017 and the average price of the first working day of October of every period.

Relations with the Market

From January to September 2017, we took part in 22 conferences and 11 road shows in Brazil and abroad. Over 2017, we held 16 Apimec meetings, with the attendance of 2,181 participants.

Apimec Meeting in São Paulo

On September 26, 2017, we held our Apimec Meeting in São Paulo, with the attendance of 630 participants. Members of our Executive Committee and Board of Directors presented talks on business model, value creation, risk management, credit strategy and wholesale and retail services, client satisfaction, digital transformation and capital management. This event was transmitted live in Portuguese and English and is available on our Investor Relations website www.itau.com.br/investor-relations.

5) PEOPLE

We had 96.3 thousand employees at the end of September 2017, including approximately 13.9 thousand in foreign units. Employees’ fixed compensation plus charges and benefits totaled R$11.5 billion in this period, up 7.5% from the same period of the previous year.

On September 1, 2017, based on the provisions of the Collective Labor Agreement effective from 09/01/2016 to 08/31/2018, we adjusted the bank employees’ salaries at 2.75% effective as of August 31, 2017. This adjustment refers to inflation measured by INPC/IBGE from September 2016 to August 2017, plus 1% actual increase.

2017 Best Companies to Work for – In August 2017, we were elected for the 9th consecutive year one of the Best Companies to Work for, according to a survey conducted by Época magazine in partnership with the Great Place to Work Institute. The 150 companies ranked were selected by Época magazine based on a survey with employees and the Human Resources department of participating companies.

Best Companies to Start a Career – In September 2017, we were elected by the 6th consecutive year one of the Best Companies to Start a Career, according to a survey conducted by Você S/A in partnership with Fundação Instituto de Administração - FIA. This survey is aimed at valuing companies with the best people management practices for employees who are 26 or below launching a career.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	60

6) AWARDS AND RECOGNITION

Bloomberg Financial Services Gender-Equality Index
(Bloomberg – January 2017)	Itaú Unibanco was one of 52 companies chosen to make up this Index.

IF Design Award
(International Forum Design GmbH – January 2017)	Itaú Unibanco had “Miami Open” as the case awarded in the Communication category.

World’s Best Trade Finance Providers
(Global Finance – January 2017)	Itaú BBA was recognized as the “Best Trade Finance Provider 2017 in Brazil”.

Empresas Legais (Legally Cool Companies)
(Centro de Inteligência Padrão – April 2017)	Itaú Unibanco was recognized as a Legally Cool Company in the Banks category, that is, as a company engaged in settling conflits through dialogue.

Annual ranking of the 50 largest banks of Latin America and the Caribbean
(S&P Global Market – April 2017)	Itaú Unibanco was number one in the 2017 edition of the annual ranking of the 50 largest banks of Latin America and the Caribbean.

Melhores Empresas para a Mulher Trabalhar (Best Places for Women to Work)
(Great Place to Work – May 2017)	Itaú Unibanco ranked 4th among the Great Companies in the first edition of the “Best Companies for Women to Work” ranking.

XVIII Prêmio Consumidor Moderno de Excelência em Serviços ao Cliente (XVIII Modern Consumer Award in Excellence in Client Service)
(Padrão Group – May 2017)	Itaú Unibanco was the winner in the Banks category.

Top 1000 World Banks 2017
(The Banker – July 2017)	Itaú Unibanco was the number one in the “Top 25 – Latin America and Caribbean” ranking.

Anuário Época Negócios 360º (Época Negócios 360º Directory)
(Época Negócios magazine – August 2017)	Itaú Unibanco was the winner in the banking sector and in the Environmental and Social Responsibility dimension.

As Melhores da Dinheiro 2017 (The Best of Dinheiro 2017)
(Isto É Dinheiro magazine – September 2017)	Itaú Unibanco was the number one in the banking sector.

Prêmio Conarec (Comarec Award)
(Padrão Group – September 2017)	Itaucard was top in the “Hirers” category in the “Cards” segment.

7) REGULATION

7.1) INDEPENDENT AUDITORS – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by us, including our subsidiaries and parent company, to contract non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

In the period from January to September 2017, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the non-audit services provided and the related dates:

•	February 2 – review of tax-accounting bookkeeping;

•	February 6, March 15, May 2 and May 16 and September 29 – research, technical material and training;

•	March 2 – review of compliance with transfer pricing policies; and

•	August 1 – issue of income tax settlement report

Independent Auditors’ justification – PricewaterhouseCoopers

The provision of the non-audit services described above does not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were observed in the provision of the referred services, including the approval by the Audit Committee.

7.2) BACEN – Circular No. 3,068/01

We hereby represent to have the financial capacity and the intention to hold to maturity securities classified in the “held-to-maturity securities” category in the balance sheet, in the amount of R$38.6 billion, corresponding to 9.4% of total securities and derivative financial instruments held in September 2017.

7.3) International Financial Reporting Standards (IFRS)

We disclosed the complete financial statements in accordance with the International Financial Reporting Standards (IFRS) at the same date of this publication, pursuant to CVM/SEP Circular Letter No. 01/13. The complete financial statements are available on the Investor Relations website of Itaú Unibanco (www.itau.com.br/investor-relations > Financial Information).

8) ACKNOWLEDGEMENTS

We thank our employees for their determination and skills, which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust. (Approved at the Board of Directors’ Meeting of October 30, 2017).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	61

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS
Co-Chairmen
Pedro Moreira Salles
Roberto Egydio Setubal

Members
Alfredo Egydio Setubal
Amos Genish
Fábio Colletti Barbosa
Geraldo José Carbone
Gustavo Jorge Laboissière Loyola
João Moreira Salles
José Galló
Marco Ambrogio Crespi Bonomi
Pedro Luiz Bodin de Moraes
Ricardo Villela Marino

AUDIT COMMITTEE
Chairman
Gustavo Jorge Laboissière Loyola

Members
Antonio Francisco de Lima Neto
Diego Fresco Gutierrez
Geraldo Travaglia Filho
Maria Helena dos Santos Fernandes de Santana
Rogério Paulo Calderón Peres

FISCAL COUNCIL
Chairman
José Caruso Cruz Henriques

Members
Alkimar Ribeiro Moura
Carlos Roberto de Albuquerque Sá

Accountant
Arnaldo Alves dos Santos
CRC - 1SP - 210.058/O-3

BOARD OF EXECUTIVE OFFICERS
Chief Executive Officer
Candido Botelho Bracher

Director-Generals
Eduardo Mazzilli de Vassimon
Márcio de Andrade Schettini

Executive Vice-Presidents
André Sapoznik
Caio Ibrahim David
Claudia Politanski

Executive Officers
Alexsandro Broedel Lopes (**)
Fernando Barçante Tostes Malta
Leila Cristiane Barboza Braga de Melo
Paulo Sergio Miron

Officers
Adriano Cabral Volpini
Álvaro Felipe Rizzi Rodrigues
Andre Balestrin Cestare (***)
Atilio Luiz Magila Albiero Junior
Eduardo Hiroyuki Miyaki
Emerson Macedo Bortoloto
Gilberto Frussa
José Virgilio Vita Neto
Marcelo Kopel (*)
Matias Granata
Renato Barbosa do Nascimento (***)
Rodrigo Luis Rosa Couto
Sergio Mychkis Goldstein
Tatiana Grecco
Tom Gouvêa Gerth (***)

(*) He held the position of Investor Relations Officer until October 5, 2017.

(**) Investor Relations Officer since October 6, 2017.

(***) Elected at the ESM of 09/28/2017, awaiting approval from BACEN.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	62

ITAÚ UNIBANCO S.A.

Director-Generals
Eduardo Mazzilli de Vassimon
Márcio de Andrade Schettini

Executive Vice-Presidents
Alberto Fernandes
André Sapoznik
Caio Ibrahim David
Claudia Politanski
Ricardo Villela Marino

Executive Officers
Alexsandro Broedel Lopes
André Luis Texeira Rodrigues
Carlos Eduardo Monico
Christian George Egan
Fernando Barçante Tostes Malta
Fernando Marsella Chacon Ruiz
Flávio Augusto Aguiar de Souza
João Marcos Pequeno de Biase
Leila Cristiane Barboza Braga de Melo
Luís Eduardo Gross Siqueira Cunha
Luiz Eduardo Loureiro Veloso
Marcos Antônio Vaz de Magalhães
Ricardo Ribeiro Mandacaru Guerra
Sergio Guillinet Fajerman
Wagner Bettini Sanches

Officers
Adriana Maria dos Santos
Adriano Cabral Volpini
Adriano Maciel Pedroti
Alessandro Anastasi
Álvaro Felipe Rizzi Rodrigues
Ana Lúcia Gomes De Sá Drumond Pardo
Andre Balestrin Cestare
André Carvalho Whyte Gailey
André Henrique Caldeira Daré
Andrea Carpes Blanco
Andréa Matteucci Pinotti
Angelo Russomanno Fernandes
Atilio Luiz Magila Albiero Junior
Badi Maani Shaikhzadeh
Carlos Eduardo Mori Peyser
Carlos Henrique Donegá Aidar
Carlos Orestes Vanzo
Cesar Ming Pereira da Silva
Cesar Padovan
Cícero Marcus de Araújo
Cintia Carbonieri Fleury de Camargo
Claudio César Sanches
Cláudio José Coutinho Arromatte
Cristiane Magalhães Teixeira Portella
Cristiano Guimarães Duarte
Cristiano Rogério Cagne
Edilson Pereira Jardim
Eduardo Cardoso Armonia
Eduardo Corsetti
Eduardo Hiroyuki Miyaki
Elaine Cristina Zanatta Rodrigues Vasquinho
Emerson Savi Junqueira
Emilio Pedro Borsari Filho (*)
Eric André Altafim
Estevão Carcioffi Lazanha
Fabiana Pascon Bastos
Fabiano Meira Dourado Nunes
Felipe de Souza Wey
Felipe Weil Wilberg
Fernando Della Torre Chagas
Fernando Julião de Souza Amaral
Fernando Mattar Beyruti
Flávio Delfino Júnior
Flavio Ribeiro Iglesias
Francisco Vieira Cordeiro Neto
Gabriel Guedes Pinto Teixeira
Gabriela Rodrigues Ferreira
Gilberto Frussa
Gustavo Trovisco Lopes
João Antonio Dantas Bezerra Leite
Jorge Luiz Viegas Ramalho
José de Castro Araújo Rudge Filho
José Virgilio Vita Neto
Laila Regina de Oliveira Pena de Antonio
Leon Gottlieb
Lineu Carlos Ferraz de Andrade
Livia Martines Chanes
Luís Fernando Staub
Luís Tadeu Mantovani Sassi
Luiz Felipe Monteiro Arcuri Trevisan
Luiz Fernando Butori Reis Santos
Luiz Severiano Ribeiro
Manoela Varanda
Marcello Siniscalchi
Marcelo Kopel
Marcelo Luis Orticelli
Marcio Luis Domingues da Silva
Marco Antonio Sudano
Mário Lúcio Gurgel Pires
Mario Magalhães Carvalho Mesquita
Matias Granata
Messias dos Santos Esteves
Pedro Barros Barreto Fernandes
Ricardo Nuno Delgado Gonçalves
Ricardo Urquijo Lazcano
Roberto Fernando Vicente
Roberto Teixeira de Camargo
Rodnei Bernardino de Souza
Rodrigo Andre Leiras Carneiro
Rodrigo Jorge Dantas de Oliveira
Rodrigo Luís Rosa Couto
Rodrigo Rodrigues Baia
Sergio Mychkis Goldstein
Tatiana Grecco
Thales Ferreira Silva
Thiago Luiz Charnet Ellero
Valéria Aparecida Marretto
Vanessa Lopes Reisner

(*) Elected at the ESM of 08/28/2017, approved by BACEN on 10/03/2017.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	63

BANCO ITAÚ BBA S.A.

BOARD OF EXECUTIVE OFFICERS
Chief Executive Officer
Eduardo Mazzilli de Vassimon

Executive Vice-President
Alberto Fernandes

Executive Officers
Christian George Egan
Luís Eduardo Gross Siqueira Cunha

Officers
Adriano Cabral Volpini
André Carvalho Whyte Gailey
Carlos Eduardo Mori Peyser
Carlos Henrique Donegá Aidar
Cristiano Guimarães Duarte
Cristiano Rogério Cagne
Eduardo Hiroyuki Miyaki
Eric André Altafim
Felipe Weil Wilberg
Flávio Delfino Júnior
Gabriel Guedes Pinto Teixeira
Gilberto Frussa
Marco Antônio Sudano
Roderick Sinclair Greenlees
Rodrigo Luís Rosa Couto
Sergio Mychkis Goldstein
Vanessa Lopes Reisner

ITAÚ SEGUROS S.A.

Chief Executive Officer
Luiz Eduardo Loureiro Veloso

Officers
Adriano Cabral Volpini
Badi Maani Shaikhzadeh
Carlos Henrique Donegá Aidar
Eduardo Hiroyuki Miyaki
Leon Gottlieb

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	64

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Assets	Note	09/30/2017	09/30/2016
Current assets		1,061,841,141	966,676,144
Cash and cash equivalents		19,089,191	20,175,895
Interbank investments	4b and 6	286,930,923	277,191,977
Money market		255,961,956	252,245,457
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	3,414,121	3,038,970
Interbank deposits		27,554,846	21,907,550
Securities and derivative financial instruments	4c, 4d and 7	301,459,799	244,907,080
Own portfolio		94,955,654	56,130,296
Subject to repurchase commitments		13,583,555	16,414,396
Pledged in guarantee		6,754,967	7,706,254
Securities under resale agreements with free movement		4,627,124	8,811,167
Deposited with the Central Bank		3,971,674	818,669
Derivative financial instruments		10,503,623	14,535,959
Assets guaranteeing technical provisions - PGBL / VGBL fund quotas	11b	163,347,726	135,535,659
Assets guaranteeing technical provisions – other securities	11b	3,715,476	4,954,680
Interbank accounts		126,510,058	104,207,664
Pending settlement		30,973,933	27,599,581
Central Bank deposits		94,820,219	76,387,552
National Housing System (SFH)		9,775	2,973
Correspondents		103,165	83,894
Interbank onlending		602,966	133,664
Interbranch accounts		289,652	112,179
Loan, lease and other credit operations	8	225,171,100	239,602,506
Operations with credit granting characteristics	4e	240,648,181	257,884,378
(Allowance for loan losses)	4f	(15,477,081)	(18,281,872)
Other receivables		100,403,786	78,147,655
Foreign exchange portfolio	9	48,848,267	35,598,059
Income receivable		2,755,856	2,340,001
Receivables from insurance and reinsurance operations	4m I and 11b	886,614	1,402,324
Negotiation and intermediation of securities		7,004,044	6,691,641
Deferred tax assets	14b I	27,855,272	19,498,652
Escrow deposits - Civil, Labor, Tax and Social lawsuits	12b and 12d	1,438,017	2,118,266
Sundry	13a	11,615,716	10,498,712
Other assets	4g	1,986,632	2,331,188
Assets held for sale		1,115,333	781,546
(Valuation allowance)		(476,768)	(151,368)
Unearned reinsurance premiums	4m I	3,777	13,965
Prepaid expenses	4g and 13b	1,344,290	1,687,045
Long term receivables		377,681,399	406,462,979
Interbank investments	4b and 6	770,357	1,471,484
Money market		91,705	231,286
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	-	41,883
Interbank deposits		678,652	1,198,315
Securities and derivative financial instruments	4c, 4d and 7	111,346,231	112,642,270
Own portfolio		55,857,378	64,985,711
Subject to repurchase commitments		15,952,469	5,387,742
Pledged in guarantee		8,205,080	5,830,224
Securities under resale agreements with free movement		14,865,373	16,101,506
Deposited with the Central Bank		-	1,890,590
Derivative financial instruments		9,158,992	11,754,734
Assets guaranteeing technical provisions – other securities	11b	7,306,939	6,691,763
Interbank accounts - National Housing System (SFH)		4,721	602,268
Loan, lease and other credit operations	8	207,957,598	217,655,663
Operations with credit granting characteristics	4e	227,182,767	237,442,923
(Allowance for loan losses)	4f	(19,225,169)	(19,787,260)
Other receivables		56,907,514	73,428,074
Foreign exchange portfolio	9	13,940,913	18,358,140
Receivables from insurance and reinsurance operations	4m I and 11b	363,536	16,148
Deferred tax assets	14b I	24,454,517	35,771,974
Escrow deposits - Civil, Labor, Tax and Social lawsuits	12b and 12d	12,002,857	11,101,076
Sundry	13a	6,145,691	8,180,736
Other assets	4g and 13b	694,978	663,220
Unearned reinsurance premiums	4m I	9,735	-
Prepaid expenses	4g and 13b	685,243	663,220
Permanent assets		26,477,248	26,994,233
Investments	4h, 15a Il and III	5,113,262	4,809,883
Investments in affiliates and jointly controlled entities		4,792,267	4,307,510
Other investments		529,821	711,203
(Allowance for losses)		(208,826)	(208,830)
Real estate in use	4i and 15b l	6,370,028	6,586,334
Real estate in use		4,303,867	4,284,404
Other fixed assets		12,682,511	12,159,095
(Accumulated depreciation)		(10,616,350)	(9,857,165)
Goodwill	4j and 15b ll	1,248,642	1,432,824
Intangible assets	4k and 15b lll	13,745,316	14,165,192
Acquisition of rights to credit payroll		1,006,923	1,074,419
Other intangible assets		19,028,586	17,462,056
(Accumulated amortization)		(6,290,193)	(4,371,283)
Total assets		1,465,999,788	1,400,133,356

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	65

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Liabilities	Note	09/30/2017	09/30/2016

Current liabilities		778,663,170	706,277,943
Deposits	4b and 10b	249,153,856	246,594,399
Demand deposits		58,609,115	60,286,011
Savings deposits		112,249,257	104,850,334
Interbank deposits		1,772,574	3,904,072
Time deposits		76,520,378	77,553,982
Other deposits		2,532	-
Deposits received under securities repurchase agreements	4b and 10c	253,918,844	208,730,860
Own portfolio		64,853,295	56,714,412
Third-party portfolio		169,533,676	126,876,109
Free portfolio		19,531,873	25,140,339
Funds from acceptances and issuance of securities	4b and 10d	52,160,410	29,928,485
Real estate, mortgage, credit and similar notes		36,932,012	22,095,960
Foreign borrowing through securities		13,315,846	5,880,661
Structured operations certificates		1,912,552	1,951,864
Interbank accounts		32,594,309	27,532,810
Pending settlement		30,726,796	25,678,081
Correspondents		1,867,513	1,854,729
Interbranch accounts		5,044,131	5,638,387
Third-party funds in transit		5,029,129	5,555,988
Internal transfer of funds		15,002	82,399
Borrowing and onlending	4b and 10e	40,655,955	48,939,322
Borrowing		31,769,944	39,055,469
Onlending		8,886,011	9,883,853
Derivative financial instruments	4d and 7g	8,269,821	10,597,977
Technical provision for insurance, pension plan and capitalization	4m II and 11a	3,310,228	4,353,515
Other liabilities		133,555,616	123,962,188
Collection and payment of taxes and contributions		5,192,325	4,179,015
Foreign exchange portfolio	9	49,322,674	36,734,594
Social and statutory	16b II	3,244,654	3,459,808
Tax and social security contributions	4n, 4o and 14c	7,017,686	6,877,656
Negotiation and intermediation of securities		7,309,807	10,209,104
Subordinated debt	10f	11,220,255	11,245,163
Provisions for contingent liabilities	12b	4,815,251	4,159,101
Sundry	13c	45,432,964	47,097,747
Long term liabilities		550,115,979	564,143,486
Deposits	4b and 10b	110,750,432	62,004,433
Interbank deposits		358,373	35,787
Time deposits		110,392,059	61,968,646
Deposits received under securities repurchase agreements	4b and 10c	83,032,539	151,605,667
Own portfolio		37,593,406	110,674,046
Free portfolio		45,439,133	40,931,621
Funds from acceptances and issuance of securities	4b and 10d	54,477,840	61,034,850
Real estate, mortgage, credit and similar notes		26,454,176	29,781,440
Foreign borrowing through securities		25,495,748	28,136,609
Structured Operations Certificates		2,527,916	3,116,801
Borrowing and onlending	4b and 10e	25,662,333	31,341,116
Borrowing		8,973,092	10,204,896
Onlending		16,689,241	21,136,220
Derivative financial instruments	4d and 7g	13,292,583	15,073,906
Technical provision for insurance, pension plan and capitalization	4m II and 11a	174,211,559	145,780,942
Other liabilities		88,688,693	97,302,572
Foreign exchange portfolio	9	14,030,387	18,382,416
Tax and social security contributions	4n, 4o and 14c	19,587,220	15,600,389
Subordinated debt	10f	37,185,720	47,486,938
Provisions for contingent liabilities	12b	11,888,570	12,253,808
Sundry	13c	5,996,796	3,579,021
Deferred income	4q	2,081,538	1,724,161
Non-controlling interests	16f	11,508,366	13,272,818
Stockholders’ equity	16	123,630,735	114,714,948
Capital		97,148,000	97,148,000
Capital reserves		1,515,192	1,455,984
Revenue reserves		29,953,140	19,779,577
Asset valuation adjustment	4c, 4d and 16e	(2,576,589)	(2,418,279)
(Treasury shares)		(2,409,008)	(1,250,334)
Total liabilities and stockholders’ equity		1,465,999,788	1,400,133,356

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	66

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

		01/01 to	01/01 to
	Note	09/30/2017	09/30/2016
Income related to financial operations		114,534,093	118,259,553
Loan, lease and other credit operations		55,564,909	58,112,769
Securities and derivative financial instruments		39,237,917	38,939,181
Financial income related to insurance, pension plan and capitalization operations	11c	13,042,506	14,306,557
Foreign exchange operations		1,049,133	1,742,705
Compulsory deposits		5,639,628	5,158,341
Expenses related to financial operations		(63,359,276)	(60,885,108)
Money market		(48,855,114)	(52,992,020)
Financial expenses on technical provisions for insurance, pension plan and capitalization	11c	(12,538,595)	(13,630,819)
Borrowing and onlending	10e	(1,965,567)	5,737,731
Income related to financial operations before loan and losses		51,174,817	57,374,445
Result of allowance for loan losses	8	(11,798,146)	(16,697,099)
Expenses for allowance for loan losses		(14,544,307)	(19,437,051)
Income related to recovery of credits written off as loss		2,746,161	2,739,952
Gross income related to financial operations		39,376,671	40,677,346
Other operating revenues (expenses)		(12,111,386)	(12,393,887)
Banking service fees	13d	17,574,513	16,796,661
Income related to bank charges	13e	8,764,682	7,807,821
Result from insurance, pension plan and capitalization operations	11c	2,579,818	3,135,718
Personnel expenses	13f	(16,301,947)	(16,271,839)
Other administrative expenses	13g	(13,532,061)	(13,088,791)
Tax expenses	4p and 14a II	(5,449,497)	(6,051,885)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a II and lll	428,867	382,299
Other operating revenues	13h	797,200	580,851
Other operating expenses	13i	(6,972,961)	(5,684,722)
Operating income		27,265,285	28,283,459
Non-operating income		(53,272)	56,638
Income before taxes on income and profit sharing		27,212,013	28,340,097
Income tax and social contribution	4p and 14a I	(8,907,914)	(11,969,890)
Due on operations for the period		(4,959,202)	(3,696,058)
Related to temporary differences		(3,948,712)	(8,273,832)
Profit sharing – Management Members - Statutory		(154,203)	(159,407)
Non-controlling interests	16f	(6,710)	(114,202)
Net income		18,143,186	16,096,598
Weighted average of the number of outstanding shares	16a	6,507,134,021	6,521,959,736
Net income per share – R$		2.79	2.47
Book value per share - R$ (outstanding at 09/30)		19.01	17.57

Supplementary information

Exclusion of non recurring effects	2a and 22k	455,466	307,936
Net income without non recurring effects		18,598,652	16,404,534
Net income per share – R$		2.86	2.52

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	67

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In thousands of Reais)

		01/01 to	01/01 to
	Note	09/30/2017	09/30/2016
Adjusted net income		54,752,108	73,276,998
Net income		18,143,186	16,096,598
Adjustments to net income:		36,608,922	57,180,400
Granted options recognized and share-based payment – variable compensation		(90,965)	(61,121)
Adjustment to market value of securities and derivative financial instruments (assets / liabilities)	7h	3,158,755	(2,380,095)
Effects of changes in exchange rates on cash and cash equivalents		752,908	19,341,578
Allowance for loan losses	8c	14,544,307	19,437,051
Interest and foreign exchange expenses related to operations with subordinated debt		2,332,092	(385,859)
Financial expenses on technical provisions for pension plan and capitalization		12,538,595	13,630,819
Depreciation and amortization	15b	2,798,910	2,003,475
Interest expenses related to provision for contingent and legal liabilities	12b	1,050,457	1,275,793
Provision for contingent and legal liabilities	12b	2,983,692	3,508,428
Interest income related to escrow deposits	12b	(261,388)	(289,403)
Deferred taxes (excluding hedge tax effects)		3,433,071	1,331,958
Equity in earnings of affiliates, jointly controlled entities and other investments	15a lll and II	(428,867)	(382,299)
Interest and foreign exchange income related to available-for-sale securities		(5,430,007)	(608,226)
Interest and foreign exchange income related to held-to-maturity securities		(785,136)	(175,148)
(Gain) loss on sale of available-for-sale financial assets	7i	(258,152)	429,011
(Gain) loss on sale of investments		(198,133)	(12,897)
(Gain) loss on sale of foreclosed assets		354,515	65,326
(Gain) loss on sale of fixed assets		(25,357)	(2,172)
Non-controlling interests		6,710	114,202
Other		132,915	339,979
Change in assets and liabilities		(54,231,021)	(23,266,422)
(Increase) decrease in assets		(69,323,322)	44,586,082
Interbank investments		(22,056,414)	25,591,407
Securities and derivative financial instruments (assets / liabilities)		(37,247,713)	(9,239,040)
Compulsory deposits with the Central Bank of Brazil		(9,119,757)	(9,831,553)
Interbank and interbranch accounts (assets / liabilities)		1,159,514	(645,999)
Loan, lease and other credit operations		5,594,682	39,172,871
Other receivables and other assets		(4,301,650)	(2,071,574)
Foreign exchange portfolio and negotiation and intermediation of securities (assets / liabilities)		(3,351,984)	1,609,971
(Decrease) increase in liabilities		15,092,301	(67,852,504)
Deposits		30,490,294	(52,358,688)
Deposits received under securities repurchase agreements		(29,086,454)	5,330,197
Funds for issuance of securities		12,927,408	3,211,687
Borrowing and onlending		(9,295,643)	(30,719,411)
Technical provision for insurance, pension plan and capitalization		8,400,663	4,417,673
Collection and payment of taxes and contributions		4,914,767	3,939,974
Other liabilities		339,744	3,567,976
Deferred income		35,595	(274,563)
Payment of income tax and social contribution		(3,634,073)	(4,967,349)
Net cash provided by (used in) operating activities		521,087	50,010,577
Interest on capital / dividends received from affiliated companies		341,448	176,947
Funds received from sale of available-for-sale securities		12,275,857	16,749,393
Funds received from redemption of held-to-maturity securities		2,942,649	2,759,872
Disposal of assets not for own use		(123,497)	167,452
Disposal of investments		403,717	14,562
Cash and Cash equivalents, net of assets and liabilities arising from the merger with CorpBanca	2c	-	5,869,160
Cash and cash equivalents, net assets and liabilities from Recovery acquisition	2c	-	(713,914)
Sale of fixed assets		57,061	48,643
Termination of intangible asset agreements		24,690	9,880
Purchase of available-for-sale securities		(11,328,326)	(13,492,779)
Purchase of held-to-maturity securities		(259,857)	(1,586,320)
Purchase of investments	2c	(431,951)	(412,052)
Disposal (Purchase) of fixed assets	15b	(570,629)	(196,610)
Disposal (Purchase) of intangible assets	15b	(877,245)	(401,827)
Net cash provided by (used in) investment activities		2,453,917	8,992,407
Decrease in subordinated debt		(11,346,192)	(11,530,371)
Change in non-controlling interests	16f	42,498	20,279
Granting of stock options		866,971	613,132
Purchase of treasury shares		(1,376,812)	(200,200)
Dividends and interest on capital paid to non-controlling interests		(165,794)	(136,588)
Dividends and interest on capital paid		(10,089,058)	(7,396,443)
Net cash provided by (used in) financing activities		(22,068,387)	(18,630,191)
Net increase (decrease) in cash and cash equivalents		(19,093,383)	40,372,793
Cash and cash equivalents at the beginning of the period		96,048,488	87,191,559
Effects of changes in exchange rates on cash and cash equivalents		(752,908)	(19,341,578)
Cash and cash equivalents at the end of the period	4a and 5	76,202,197	108,222,774

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	68

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In thousands of Reais)

		01/01 to		01/01 to
	Note	09/30/2017		09/30/2016
Income		132,398,888		129,940,143
Financial operations		114,534,093		118,259,553
Banking services		26,339,195		24,604,482
Result from insurance, pension plan and capitalization operations		2,579,818		3,135,718
Result from loan losses	8	(11,798,146)		(16,697,099)
Other		743,928		637,489
Expenses		(70,332,237)		(66,569,830)
Financial operations		(63,359,276)		(60,885,108)
Other		(6,972,961)		(5,684,722)
Inputs purchased from third parties		(10,758,376)		(10,400,352)
Materials, energy and others	13g	(250,946)		(228,528)
Third-party services	13g	(3,069,347)		(3,174,928)
Other		(7,438,083)		(6,996,896)
Data processing and telecommunications	13g	(3,038,702)		(2,893,848)
Advertising, promotions and publication	13g	(774,566)		(672,603)
Installations		(1,208,948)		(1,161,055)
Transportation	13g	(254,000)		(296,991)
Security	13g	(542,060)		(534,708)
Travel expenses	13g	(153,221)		(139,050)
Other		(1,466,586)		(1,298,641)
Gross added value		51,308,275		52,969,961
Depreciation and amortization	13g	(1,662,076)		(1,651,628)
Net added value produced by the company		49,646,199		51,318,333
Added value received through transfer	15a II and lll	428,867		382,299
Total added value to be distributed		50,075,066		51,700,632
Distribution of added value		50,075,066		51,700,632
Personnel		14,731,489	29.4%	14,920,405	28.9%
Compensation		11,442,097	22.8%	12,019,468	23.2%
Benefits		2,667,110	5.3%	2,290,159	4.4%
FGTS – government severance pay fund		622,282	1.2%	610,778	1.2%
Taxes, fees and contributions		16,082,072	32.1%	19,532,616	37.8%
Federal		15,171,615	30.3%	18,637,853	36.0%
State		1,112	0.0%	22,163	0.0%
Municipal		909,345	1.8%	872,600	1.7%
Return on third parties’ assets - Rent		1,111,609	2.2%	1,036,811	2.0%
Return on own assets		18,149,896	36.2%	16,210,800	31.4%
Dividends and interest on capital		4,474,451	8.9%	3,742,298	7.2%
Retained earnings (loss) for the period		13,668,735	27.3%	12,354,300	23.9%
Minority interest in retained earnings		6,710	0.0%	114,202	0.2%

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	69

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In thousands of Reais)

Assets	Note	09/30/2017	09/30/2016

Current assets		22,538,597	6,262,703
Cash and cash equivalents		384,326	235,992
Interbank investments	4b and 6	3,733,318	50,593
Money market		382,895	50,593
Interbank deposits		3,350,423	-
Securities and derivative financial instruments	4c, 4d and 7	15,258,761	4,669
Own portfolio		15,253,390	-
Pledged in guarantee		5,371	4,669
Other receivables		3,157,919	5,967,636
Income receivable	15a I	545,799	2,201,059
Deferred tax assets	14b I	184,396	762,641
Escrow deposits - Civil, Labor, Tax and Social lawsuits		16,701	366
Sundry	13a	2,411,023	3,003,570
Other assets – prepaid expenses	4g	4,273	3,813
Long term receivables		75,102,639	66,511,418
Interbank investments – interbank deposits	4b and 6	74,750,604	64,534,588
Securities and derivative financial instruments	4c, 4d and 7	49,586	1,437
Own portfolio		2,199	1,437
Derivative Financial Instruments		47,387	-
Other receivables		302,449	1,975,393
Deferred tax assets	14b I	301,617	898,407
Escrow deposits - Civil, Labor, Tax and Social lawsuits		252	17,585
Sundry	13a	580	1,059,401
Permanent assets		85,441,551	91,670,649
Investments - Investments in subsidiaries	4h and 15a I	85,441,500	91,670,629
Real estate in use	4i	51	20
Total assets		183,082,787	164,444,770
Liabilities
Current liabilities		23,925,411	11,348,650
Deposits - interbank deposits	4b and 10b	17,321,236	9,997,096
Funds from acceptance and issuance of securities	4b and 10d	3,430,624	-
Derivative Financial Instruments	4d and 7g	1,493,446	-
Other liabilities		1,680,105	1,351,554
Social and statutory	16b II	1,242,384	765,322
Tax and social security contributions	4n, 4p and 14c	237,128	215,915
Subordinated debt	10f	-	357,231
Provisions for contingent liabilities		192,779	3,295
Sundry		7,814	9,791
Long term liabilities		33,582,540	35,316,172
Deposits - Interbank deposits	4b and 10b	4,798,816	3,012,029
Funds from acceptance and issuance of securities	4b and 10d	-	3,441,696
Derivative Financial Instruments	4d and 7g	3,762,315	3,284,134
Other liabilities		25,021,409	25,578,313
Tax and social security contributions	4n, 4p and 14c	-	128,065
Subordinated debt	10f	25,001,069	25,244,152
Provisions for contingent liabilities		262	185,600
Sundry		20,078	20,496
Stockholders' equity	16	125,574,836	117,779,948
Capital		97,148,000	97,148,000
Capital reserves		1,515,192	1,455,984
Revenue reserves		31,554,495	22,514,337
Asset valuation adjustment	4c and 4d	(2,233,843)	(2,088,039)
(Treasury shares)		(2,409,008)	(1,250,334)
Total liabilities and stockholders' equity		183,082,787	164,444,770

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	70

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In thousands of Reais)

		01/01 to	01/01 to
	Note	09/30/2017	09/30/2016

Income related to financial operations		3,089,767	1,714,693
Securities and derivative financial instruments		3,089,767	1,714,693
Expenses related to financial operations		(1,249,377)	1,013,153
Money market	10d	(1,249,377)	1,013,153
Gross income related to financial operations		1,840,390	2,727,846
Other operating revenues (expenses)		14,442,001	9,488,048
Personnel expenses		(140,033)	(104,600)
Other administrative expenses		(54,912)	(43,177)
Tax expenses	14a II	(341,579)	(220,810)
Equity in earnings of subsidiaries	15a I	15,016,416	9,929,515
Other operating revenues (expenses)		(37,891)	(72,880)
Operating income		16,282,391	12,215,894
Non-operating income		23,629	20,527
Income before taxes on income and profit sharing		16,306,020	12,236,421
Income tax and social contribution	4p	325,231	1,679,181
Due on operations for the period		15,160	262,546
Related to temporary differences		310,071	1,416,635
Profit sharing – Management Members - Statutory		(21,003)	(16,740)
Net income		16,610,248	13,898,862
Weighted average of the number of outstanding shares	16a	6,507,134,021	6,521,959,736
Net income per share – R$		2.55	2.13
Book value per share - R$ (outstanding at 09/30)		19.31	18.03

Supplementary information

Exclusion of non recurring effects	2a and 22k	455,466	307,936
Net income without non recurring effects		17,065,714	14,206,798
Net income per share – R$		2.62	2.18

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	71

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders’ Equity (Note 16)

(In thousands of Reais)

		Capital		Asset valuation	Retained	(Treasury
	Capital	reserves	Revenue reserves	adjustment	earnings	shares)	Total
Balance at 01/01/2016	85,148,000	1,537,219	29,724,889	(1,375,886)	-	(4,353,380)	110,680,842
Reserve Capitalization - ESM 09/14/2016	12,000,000	-	(12,000,000)	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	(200,200)	(200,200)
Granting of stock options	-	(20,114)	-	-	-	633,246	613,132
Cancellation of shares - ESM of April 27, 2016 – Approved on June 7, 2016	-	-	(2,670,000)	-	-	2,670,000	-
Granting of options recognized	-	6,975	-	-	-	-	6,975
Share-based payment – variable compensation	-	(68,096)	-	-	-	-	(68,096)
Payment of interest on capital on 02/29/2016 – declared after 12/31/2015 - R$ 0.4564 per share	-	-	(2,697,116)	-	-	-	(2,697,116)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	(706,350)	-	-	(706,350)
Remeasurements in liabilities of post-employment benefits	-	-	-	(5,803)	-	-	(5,803)
Net income	-	-	-	-	13,898,862	-	13,898,862
Appropriations:
Legal reserve	-	-	694,943	-	(694,943)	-	-
Statutory reserves	-	-	9,461,621	-	(9,461,621)	-	-
Dividends and interest on capital	-	-	-	-	(3,742,298)	-	(3,742,298)
Balance at 09/30/2016	97,148,000	1,455,984	22,514,337	(2,088,039)	-	(1,250,334)	117,779,948
Changes in the period	12,000,000	(81,235)	(7,210,552)	(712,153)	-	3,103,046	7,099,106
Balance at 01/01/2017	97,148,000	1,589,343	24,687,292	(2,975,797)	-	(1,882,353)	118,566,485
Purchase of treasury shares	-	-	-	-	-	(1,376,812)	(1,376,812)
Granting of stock options	-	16,814	-	-	-	850,157	866,971
Granting of options recognized	-	2,178	-	-	-	-	2,178
Share-based payment – variable compensation	-	(93,143)	-	-	-	-	(93,143)
Payment of interest on capital on 03/03/2017 – declared after 12/31/2016 - R$ 0.6591 per share	-	-	(5,047,692)	-	-	-	(5,047,692)
Financial guarantees provided - CMN Resolution nº 4,512 (Note 8c)	-	-	-	-	(220,902)	-	(220,902)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	835,705	-	-	835,705
Remeasurements in liabilities of post-employment benefits	-	-	-	(50,025)	-	-	(50,025)
Foreign exchange variation on investments abroad / Hedge of net investment in foreign operations	-	-	-	(43,726)	-	-	(43,726)
Net income	-	-	-	-	16,610,248	-	16,610,248
Appropriations:
Legal reserve	-	-	830,512	-	(830,512)	-	-
Statutory reserves	-	-	3,591,147	-	(3,591,147)	-	-
Dividends and interest on capital	-	-	7,493,236	-	(11,967,687)	-	(4,474,451)
Balance at 09/30/2017	97,148,000	1,515,192	31,554,495	(2,233,843)	-	(2,409,008)	125,574,836
Changes in the period	-	(74,151)	6,867,203	741,954	-	(526,655)	7,008,351

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	72

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In thousands of Reais)

		01/01 to	01/01 to
	Note	09/30/2017	09/30/2016
Adjusted net income		1,722,712	(1,558,975)
Net income		16,610,248	13,898,862
Adjustments to net income:		(14,887,536)	(15,457,837)
Granted options recognized and share-based payment – variable compensation		(90,965)	(61,121)
Interest and foreign exchange expense related to operations with subordinated debt		342,207	(4,105,897)
Deferred taxes		(310,071)	(1,416,635)
Equity in earnings of subsidiaries	15a I	(15,016,416)	(9,929,515)
Amortization of goodwill		38,620	65,524
Effects of changes in exchange rates on cash and cash equivalents		149,077	(10,205)
Other		12	12
Change in assets and liabilities		(12,596,425)	9,643,553
(Increase) decrease in interbank investments		(13,378,150)	11,551,002
(Increase) decrease in securities and derivative financial instruments (assets / liabilities)		(13,820,511)	3,598,230
(Increase) decrease in other receivables and other assets		7,161,782	(2,424,795)
Increase (decrease) in deposits		9,008,808	(2,302,549)
(Decrease) increase in other liabilities		(1,607,448)	(801,819)
Payment of income tax and social contribution		39,094	23,484
Net cash provided by (used in) operating activities		(10,873,713)	8,084,578
Interest on capital / dividends received		18,531,461	4,175,864
(Purchase) sale of investments		416,806	(9,842,153)
(Purchase) sale of fixed assets		(18)	-
Net cash provided by (used in) investment activities		18,948,249	(5,666,289)
Decrease in subordinated debt		(1,044,153)	(1,069,927)
(Decrease) increase in funds for issuance of securities		(450)	(668,752)
Granting of stock options		866,971	613,132
Purchase of treasury shares		(1,376,812)	(200,200)
Dividends and interest on capital paid		(10,089,058)	(7,396,443)
Net cash provided by (used in) financing activities		(11,643,502)	(8,722,190)

Net increase (decrease) in cash and cash equivalents		(3,568,966)	(6,303,901)

Cash and cash equivalents at the beginning of the period		4,485,264	6,580,281
Effects of changes in exchange rates on cash and cash equivalents		(149,077)	10,205
Cash and cash equivalents at the end of the period	4a and 5	767,221	286,585

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	73

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In thousands of Reais)

		01/01 to	01/01 to
	Note	09/30/2017	09/30/2016
Income		3,483,473	3,413,752
Financial operations		3,089,767	1,714,693
Other		393,706	1,699,059
Expenses		(1,292,542)	1,012,874
Financial operations		(1,249,377)	1,013,153
Other		(43,165)	(279)
Inputs purchased from third parties		(54,371)	(42,703)
Third-party services		(23,841)	(28,538)
Advertising, promotions and publication		(15,637)	(1,220)
Expenses for financial system services		(5,317)	(4,357)
Other		(9,576)	(8,588)
Gross added value		2,136,560	4,383,923
Deprecitation and amortization		(38,633)	(65,536)
Net added value produced by the company		2,097,927	4,318,387
Added value received through transfer	15a I	15,016,416	9,929,515
Equity income		15,016,416	9,929,515
Total added value to be distributed		17,114,343	14,247,902
Distribution of added value		17,114,343	14,247,902
Personnel		134,443	110,551
Compensation		132,410	108,420
Benefits		1,765	1,875
FGTS – government severance pay fund		268	256
Taxes, fees and contributions		369,111	238,016
Federal		369,048	237,985
Municipal		63	31
Return on third parties’ assets - rent		541	473
Return on own assets		16,610,248	13,898,862
Dividends and interest on capital		4,474,451	3,742,298
Retained earnings (loss) for the period		12,135,797	10,156,564

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	74

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Financial Statements

Period from January 1 to September 30, 2017 and 2016

(In thousands of Reais)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its affiliated and subsidiaries companies, operates in Brazil and abroad in all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations. By means of its subsidiaries, it directly or indirectly carries out many other activities, with an emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

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Note 2 – Presentation and consolidation of the financial statements

a)	Presentation

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with the accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws nº. 11,638, of December 28, 2007, and nº. 11,941, of May 27, 2009 and in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP) and the National Superintendence of Supplementary Pension – (PREVIC), which include the use of estimates deemed necessary to calculate the accounting provisions and the valuation of financial assets.

In order to enable the analysis of the net income, the heading “Net income without non recurring effects” is presented within the Consolidated Statement of Income, and this effect is shown under the heading “Exclusion of non recurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular nº. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Consolidated Balance Sheet under Current Assets, regardless of their maturity dates.

Lease Operations are presented at present value in the Consolidated Balance Sheet, and the related income and expenses, which represent the financial results of these operations, are presented, grouped together, under Loan, Lease and Other Credit Operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan operations. The foreign exchange result is presented on an adjusted basis, with reclassification of expenses and income, in order exclusively to represent the impact of variations and differences in rates on the balance sheet accounts denominated in foreign currencies.

As from June 30, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED began presenting a new concept for losses (Notes 8a II and 8c), segregating the Allowance for Loan and Lease Losses into 3 types of risks: Delay Risk: Provisions for delay, as required by BACEN, related to the minimum provision required for overdue operations, in accordance with CMN Resolution nº. 2.682, of December 21, 1999; Aggravated Risk: Provisions for credits with aggravation of risk above the minimum required by BACEN for overdue operations and also provisions for credits that were renegotiated and Potential Risk related to expected and potential loss.

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular nº. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED include the consolidation of its foreign branches and subsidiaries.

Intercompany transactions, intercompany balances and intercompany results have been eliminated on consolidation. The investment funds of which ITAÚ UNIBANCO HOLDING CONSOLIDATED companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, based on the same categories to which these securities were originally allocated. The effects of foreign exchange variations on investments abroad are classified under the heading Securities and derivative financial instruments in the Statement of Income for subsidiaries with the same functional currency as the parent company, and in Asset valuation adjustment for subsidiaries with a functional currency different from that of the parent company (Note 4t).

The difference in Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originating from purchases of investments, from the recording of transactions with minority stockholders where there is no change of control (Note 4r), and in the record of exchange variations on investments abroad, and hedges of these investments where the functional currency is different from that of the parent company, net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ and UNIBANCO merger and acquisition by minority stockholders of REDE, is amortized based on the expected future profitability and appraisal reports, or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, from January 1st, 2010, the goodwill originating from the purchase of investments is no longer fully amortized as part of the consolidated financial statements (Note 4j). By December 31, 2009, the goodwill generated had been fully amortized in the periods in which investments were made.

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The consolidated financial statements cover ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries. We present below the main companies which together represent over 95% of total consolidated assets:

			Country of		Interest in voting capital at		Interest in total capital at
		Functional currency	Incorporation	Activity	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Domestic
Banco Itaú BBA S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Consignado S.A.(1)			Brazil	Financial institution	100.00%	60.00%	100.00%	60.00%
Banco Itaucard S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização			Brazil	Capitalization	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil			Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento			Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itauseg Seguradora S.A.(2)			Brazil	Insurance	99.99%	60.00%	99.99%	60.00%
Itaú Corretora de Valores S.A.			Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.			Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.			Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.			Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento			Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A.			Brazil	Acquier	100.00%	100.00%	100.00%	100.00%
Foreign
Itaú Corpbanca Colombia S.A.	(Note 2c)	Colombian Peso	Colombia	Financial institution	23.90%	22.25%	23.90%	22.25%
Banco Itaú (Suisse) SA		Swiss Franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Argentina S.A.		Argentine Peso	Argentina	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.		Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.		Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.		Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú BBA Colombia S.A. Corporacion Financiera		Colombian Peso	Colombia	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc		Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.		Real	United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú CorpBanca	(Note 2c)	Chilean Peso	Chile	Financial institution	36.06%	33.58%	36.06%	33.58%

(1)	New company name of Banco Itaú BMG Consignado S.A.;

(2)	New company name of Itaú BMG Seguradora S.A.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	77

c)	Business development

Gestora de Inteligência de Crédito S.A.

On January 21, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Itaú Unibanco S.A. (ITAÚ UNIBANCO), executing a non-binding Memorandum of Understanding with Banco Bradesco S.A., Banco do Brasil S.A., Banco Santander S.A. and Caixa Econômica Federal, aiming at the creation of a credit intelligence bureau that will develop a databank with the purpose of aggregating, reconciling and addressing master file and credit data of individuals and legal entities.

Gestora de Inteligência de Crédito S.A., located in the city of São Paulo, was organized as a corporation, and each of its shareholders will have a 20% interest in its capital.

After compliance with conditions precedent and approval by proper regulatory authorities, the operation was consummated on June 14, 2017. Ownership interest acquired will be assessed under the equity method.

Banco Itaú BMG Consignado S.A.

On September 29, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITAÚ UNIBANCO, entered into a purchase and sale agreement with Banco BMG S.A. (BMG) for acquisition of a 40% interest in the capital of Banco Itaú BMG Consignado S.A. (ITAÚ BMG CONSIGNADO), corresponding to BMG’s total interest in ITAÚ BMG CONSIGNADO, for the amount of R$ 1,460,406, and now holds 100% of ITAÚ BMG CONSIGNADO.

ITAÚ UNIBANCO and BMG will maintain an association by means of the execution of a new commercial agreement for the distribution of payroll loans of ITAÚ BMG CONSIGNADO and its affiliates, on an exclusive basis, through certain distribution channels linked to BMG and its affiliates.

After compliance with conditions precedent and approval by proper regulatory authorities, the transaction was completed on December 28, 2016.

Currently, Itaú Consignado S.A. (current corporate name of ITAÚ BMG CONSIGNADO) is controlled by ITAÚ UNIBANCO HOLDING CONSOLIDATED and, therefore, this acquisition did not have accounting effects on its results on initial recognition.

ConectCar Soluções de Mobilidade Eletrônica S.A.

On October 21, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary Redecard S.A. (REDE), entered into a share purchase and sale commitment with Odebrecht Transport S.A. for the acquisition of 50% of capital stock of ConectCar Soluções de Mobilidade Eletrônica S.A. (CONECTCAR) for the amount of R$ 170 million.

CONECTCAR, located in Barueri - São Paulo, is an institution engaged in own payment arrangements and a provider of intermediation services for automatic payment of tolls, fuels and parking lots. It was organized in 2012 as the result of a partnership between Odebrecht Transport S.A. and Ipiranga Produtos de Petróleo S.A., a company controlled by Ultrapar Participações S.A., which currently holds the remaining 50% of CONECTCAR’s capital stock.

After compliance with the conditions precedent and approval of proper regulatory authorities, the operation was closed on January 29, 2016. The investment acquired is measured using the equity method.

The acquisition had no initial accounting effects on the results of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

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Recovery do Brasil Consultoria S.A.

At December 31, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for purchase and sale and other covenants with Banco BTG Pactual S.A. (BTG) and with Misben S.A. to acquire 89.08% of interest in the capital stock of Recovery do Brasil Consultoria S.A. (RECOVERY), corresponding to the total interest of the parties in RECOVERY, for R$ 734,755.

In the same transaction, ITAÚ UNIBANCO HOLDING CONSOLIDATED agreed on the acquisition of approximately 70% of the portfolio of R$ 38 billion in credit rights related to the recovery of portfolios held by BTG, for the amount of R$ 570 million.

Established in 2000 in Argentina and present in Brazil since 2006, RECOVERY is a market leader in the management of overdue receivables portfolio. RECOVERY’s activities consist in prospecting and assessing portfolios, structuring and managing operations, acting in all segments, from individual to corporate loans, with financial and non-financial institutions, and offering a competitive advantage to its clients.

After the compliance with the conditions precedent and approval by regulatory authorities, the transaction was closed on March 31, 2016.

The acquisition had no initial accounting effects on the results of ITAÚ UNIBANCO HOLDING CONSOLIDATED on its results on initial recognition.

On July 7, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITAÚ UNIBANCO, acquired from International Finance Corporation, a 6.92% additional interest, for the amount of R$ 59,186 and now holds 96% of RECOVERY´s capital.

Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, through its subsidiary Banco Itaú Chile S.A. (BIC), entered into a Transaction Agreement with CorpBanca (CORPBANCA) and its controlling stockholders (CORP GROUP), establishing the terms and conditions of the merger of operations of BIC and CORPBANCA in Chile and in the other jurisdictions in which CORPBANCA operates.

CORPBANCA is a commercial bank headquartered in Chile, which also operates in Colombia and Panama, focused on individuals and large and middle-market companies. In 2015, an accordance with the Chilean Superintendence of Banks, it was one of the largest private banks in Chile, in terms of overall size of loan portfolio, with a market share of 7.1%.

This agreement represents an important step in ITAÚ UNIBANCO HOLDING CONSOLIDATED’s internationalization process.

The merger was approved by the stockholders of CORPBANCA and BIC and by all proper regulatory authorities in Chile, Brazil, Colombia and Panama. As set forth in the amendment to the Transaction Agreement, entered into on June 2, 2015, the parties closed the operation on April 1st, 2016, when they had full conditions for the corporate reorganization process.

The operation was consummated by means of:

I.	Increase in BIC’s capital in the amount of R$ 2,308,917 concluded on March 22, 2016;

II.	Merger of BIC into CORPBANCA, with the cancellation of BIC’s shares and issue of new shares by CORPBANCA, at the rate of 80,240 shares of CORPBANCA for one share of BIC, so that interests resulting from the merger, named Itaú CorpBanca, are 33.58% for ITAÚ UNIBANCO HOLDING CONSOLIDATED and 33.13% for CORP GROUP.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	79

The following corporate structure resulted from the transaction:

Ownership interest
ITAÚ UNIBANCO HOLDING CONSOLIDATED	33.58%
CORP GROUP	33.13%
Other non-controlling stockholders	33.29%

The ITAÚ CORPBANCA is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING CONSOLIDATED. On the same date, ITAU UNIBANCO HOLDING entered into a shareholders’ agreement with CORP GROUP, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and CORP GROUP to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders will have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING will be entitled to appoint the majority of members elected by this block. Except for certain strategic matters of ITAÚ CORPBANCA, on which CORP GROUP has the right of veto, the members of the board of directors appointed by CORP GROUP should vote as recommended by ITAÚ UNIBANCO HOLDING.

The fair value of the consideration transferred by ITAÚ UNIBANCO HOLDING CONSOLIDATED due to its interest in ITAÚ CORPBANCA was R$ 10,517,487, based on the quotation of CORPBANCA’s shares listed on the Santiago Stock Exchange.

The consideration transferred resulted in goodwill for future expected profitability of R$ 6,590,106 (Recorded in Intangible assets - Note 15b III). Additionally, a goodwill of R$ 675,362 was generated in Brazil due to the difference between the equity value of BIC and the equity value of ITAÚ CORPBANCA resulting from the merger. The goodwill will be amortized over 10 years. This amount will not be deducted for tax purposes, except in case of disposal or merger of the investment.

The table below summarizes the main assets acquired and liabilities assumed on the acquisition date:

CorpBanca

04/01/2016
Current Assets and Long Term Receivables	110,630,546
Cash and cash equivalents	5,869,160
Interbank investments	3,897,540
Securities and derivative financial instruments	19,632,775
Interbank accounts and Interbranch accounts	154,230
Loan, lease and other credit operations	75,543,990
Other receivables and Other assets	5,532,851
Permanent assets	4,056,062
Investments	71,517
Fixed assets and operating lease	494,001
Goodwill and Intangible assets	3,490,544
Total assets	114,686,608
Current Liabilities and Long Term Liabilities	107,324,988
Deposits	68,387,102
Deposits received under securities repurchase agreements	4,052,218
Funds from acceptances and issuance of securities	12,161,294
Interbank accounts and Interbranch accounts	259,445
Borrowing and onlending	6,410,574
Derivative financial instruments	5,749,062
Other liabilities	10,305,293
Total liabilities	107,324,988
Plan net assets	7,361,620
Non-controlling interests	1,487,970
Net assets assumed	5,873,650
Adjustment to fair value of net assets assumed	(1,946,269)
Net Assets Assumed at Fair Value	3,927,381

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Contingent liabilities have not been recorded due to the acquisition.

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITB Holding Brasil Participações Ltda., indirectly acquired the following additional interests in the Itaú CorpBanca’s capital:

•	On October 26, 2016 – 10,908,002,836 shares (2.13%) for the amount of R$ 288,108, then holding 35.71%; and

•	On September 15, 2017 – 1,800,000,000 shares (0.35%) for the amount of R$ 55,624, then holding 36.06%.

The possibility of these acquisitions were set forth in Itaú CorpBanca shareholders agreement, entered into between ITAÚ UNIBANCO HOLDING CONSOLIDATED and CORP GROUP and affiliated companies on April 1, 2016.

The acquisitions had no initial accounting effects the results of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

MaxiPago Serviços de Internet S.A.

On September 3, 2014, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary REDE entered into a share and purchase agreement with the controlling shareholders of MaxiPago Serviços de Internet S.A. (MAXIPAGO), a gateway company – network interconnection for mobile electronic payments.

On the same date, subscription and payment of 19,336 shares (33.33%) and acquisition of 24,174 shares (41.67%) were carried out, so that REDE became the holder of 43,510 common shares, representing 75% of total voting capital of MAXIPAGO.

After the compliance with the conditions approval by proper regulatory authorities, the operation was closed on January 8, 2015.

The difference between the amount paid and net assets at fair value resulted in the recognition of goodwill due to expected future profitability.

Purchase price	14,500
(-) Fair value of identified assets and liabilities	(3,994)
(=) Goodwill	10,506

In the second semester of 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary REDE, increased the capital of MAXIPAGO by 21.98% and acquired additional interest ownership of 3.02%, for of R$ 2,000, and now holds 100% of MAXIPAGO’s capital stock.

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Note 3 – Requirements regarding capital and fixed asset limits

ITAÚ UNIBANCO HOLDING CONSOLIDATED is subject to the requirements of the Central Bank of Brazil (BACEN), which determines minimum capital requirements, procedures to assess information on globally systemic important banks (G-SIB), fixed asset limits, loan limits, accounting practices and compulsory deposit requirements, thereby requiring banks to conform to the regulation based on the Basel Accord for capital adequacy purposes. Additionally, both the National Council of Private Insurance (CNSP) and the Superintendence of Private Insurance (SUSEP) issue regulations on capital requirements that impact our insurance operations, and private pension and capitalization plans.

Further details on the Capital Management of ITAÚ UNIBANCO HOLDING CONSOLIDATED, which are not an integral part of the financial statements, can be found on the website www.itau.com.br/investor-relations Corporate Governance / Risk and Capital Management – Pillar 3.

a)	Capital Requirements in Place and in Progress

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s minimum capital requirements comply with the set of BACEN resolutions and circulars, which established in Brazil the global capital requirement standards known as Basel III. They are expressed as indices obtained from the ratio between available capital - represented by Referential Equity (PR), or Total Capital, composed of Tier I Capital (which comprises Common Equity and Additional Tier I Capital) and Tier II Capital, and the Risk-Weighted Assets (RWA).

For purposes of calculating these minimum capital requirements, the total RWA is determined as the sum of the risk weighted asset amounts for credit, market, and operational risks. ITAÚ UNIBANCO HOLDING CONSOLIDATED uses the standardized approaches to calculate credit and operational risk-weighted asset amounts.

As from September 1, 2016, BACEN authorized ITAÚ UNIBANCO HOLDING CONSOLIDATED to use market risk internal models to determine the total amount of regulatory capital (RWAMINT), replacing the RWAMPAD portion, as set forth in BACEN Circular 3,646.

From January 1, 2017 to December 31, 2017, the minimum capital ratio required is 9.25%, and, following the gradual decrease schedule, it will be 8% on January 1, 2019.

The table below shows Basel III implementation calendar for Brazil, as defined by BACEN, in which the figures refer to the percentage of ITAÚ UNIBANCO HOLDING CONSOLIDATED risk-weighted assets.

	As from January 1st
Schedule for Basel III implementation	2015	2016	2017	2018	2019
Common Equity Tier I	4.5%	4.5%	4.5%	4.5%	4.5%
Tier I	6.0%	6.0%	6.0%	6.0%	6.0%
Total capital	11%	9.875%	9.25%	8.625%	8.0%
Additional Common Equity Tier I (ACP)	0.0%	0.625%	1.50%	2.375%	3.5%
ACPconservation	0%	0.625%	1.25%	1.875%	2.5%
ACPcountercyclical (*)	0%	0%	0%	0%	0%
ACPsystemic	0%	0%	0.25%	0.5%	1.0%
Common Equity Tier I + ACP	4.5%	5.125%	6.0%	6.875%	8.0%
Total capital + ACP	11.0%	10.5%	10.75%	11.0%	11.5%
Prudential adjustment deductions	40%	60%	80%	100%	100%

(*) ACP Countercyclical is triggered during the credit cycle expansion phase, and, currently, according to BACEN Circular 30,731, the amount required for the countercyclical capital is zero. Furthermore, in the event of increase in ACPCountercyclical, the new percentage will be effective only twelve months after it is announced.

Additionally, in March 2015, Circular 3,751, of March 19, 2015, of the BACEN came into force, It provides for the calculation of the relevant indicators for assessing the Global Systemically Important Banks (G-SIBs) of financial institutions in Brazil. Information on the values of the G-SIBs indicators, which are not part of its financial statements, can be found at www.itau.com.br/investor-relations, “Corporate Governance” section, “Global Systemically Important Banks”.

In March 2017, Additional Common Equity Tier I Capital of systemic importance (ACPSystemic) went into effect, regulated by BACEN Circular 3,768, of October 29, 2015. The purpose of ACPSystemic is to reduce the probability of insolvency of an institution systemically important in the domestic level (D-SIB: Domestic Systemically Important Bank) and the impact on the stability of the financial system and economy. The calculation of ACPSystemic associates the system importance, represented by the institution’s total exposure, with the Gross Domestic Product (GDP).

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Further details on ACPSystemic, which are not part of the financial statements, can be viewed on the website www.itau.com.br/investor-relations, “Corporate Governance” / Risk and Capital Management – Pillar 3.

b)	Capital management governance

The Board of Directors is the main body in the management of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s capital and it is responsible for approving the institutional capital management policy and guidelines for the institution’s capitalization level. The Board is also responsible for fully approving the ICAAP report (Internal Capital Adequacy Assessment Process), which is intended to assess the adequacy of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s capital.

The “Public Access Report – Capital Management“, which are not part of its financial statements, which provides the guidelines established in the institutional capital management policy can be accessed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

c)	Composition of capital

The Referential Equity (PR) used to monitor compliance with the operational limits imposed by BACEN is the sum of three items, namely:

•	Common Equity Tier I: the sum of capital, reserves and retained earnings, less deductions and prudential adjustments.

•	Additional Tier I Capital: consists of instruments of a perpetual nature, which meet eligibility requirements. Together with Common Equity Tier I it makes up Tier I.

•	Tier II: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with Common Equity Tier I and Additional Tier I Capital, makes up Total Capital.

The table below presents the composition of the referential equity segregated into Common Equity Tier I, Additional Tier I Capital and Tier II Capital, taking into consideration their respective prudential adjustments, as required by current regulations.

Composition of Reference Equity	09/30/2017	09/30/2016
Stockholders’ equity of Itaú Unibanco Holding S.A. (Consolidated)	123,630,735	114,714,948
Non-controlling interests	11,444,788	13,218,948
Changes in Subsidiaries´ Interests in Capital Transactions	1,818,105	2,825,059
Consolidated stockholders’ equity (BACEN)	136,893,628	130,758,955
Common Equity Tier I prudential adjustments	(16,634,036)	(15,394,811)
Common Equity Tier I	120,259,592	115,364,144
Additional Tier I Prudential Adjustments	51,501	571,403
Additional Tier I Capital	51,501	571,403
Tier I (Common Equity Tier I + Additional Tier I Capital)	120,311,093	115,935,547
Instruments Eligible to Comprise Tier II	19,722,563	23,488,431
Tier II prudential adjustments	68,669	133,158
Tier II	19,791,232	23,621,589
Reference Equity (Tier I + Tier II)	140,102,325	139,557,136

d)	Risk-Weighted Assets (RWA)

According to CMN Resolution nº. 4,193, as amended, minimum capital requirements are calculated by the RWA amount, which is obtained by adding the terms listed below:

RWA = RWACPAD + RWAMINT + RWAOPAD

RWACPAD = portion related to exposures to credit risk, calculated using the standardized approach;

RWAMINT = portion related to capital required for market risk, compose of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circulars 3,646 and 3,674;

RWAOPAD =portion related to capital required for operational risk, calculated based on the standardized approach.

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The table below shows the amounts of risk weighted assets for Credit Risk (RWACPAD):

	09/30/2017	09/30/2016
Risk exposures
Exposure Weighted by Credit Risk (RWACPAD)	637,757,646	673,404,102
a) Per Weighting Factor (FPR):
FPR at 2%	78,630	125,308
FPR at 20%	5,957,593	8,285,611
FPR at 35%	15,271,501	11,991,735
FPR at 50%	44,431,858	43,785,025
FPR at 75%	133,580,404	140,363,267
FPR at 85%	77,998,025	94,445,354
FPR at 100%	312,424,158	323,270,385
FPR at 250%	28,756,928	27,402,772
FPR at 300%	3,464,851	8,689,338
FPR up to 1250%(*)	4,248,698	1,706,598
Derivatives - Changes in the Counterparty Credit Quality	6,015,244	6,918,099
Derivatives – Future potential gain	5,529,755	6,420,610
b) Per Type:	637,757,646	673,404,102
Securities	43,494,753	45,344,261
Loan operations – Retail	104,667,219	112,987,615
Loan operations – Non-retail	229,603,961	250,095,555
Joint Liabilities - Retail	182,507	205,818
Joint Liabilities - Non-Retail	45,224,270	47,718,725
Loan commitments – Retail	28,726,048	27,167,193
Loan commitments – Non-retail	9,119,746	10,906,048
Other exposures	176,739,143	178,978,887

(*) Taking into consideration the application of the “F” factor required by Article 29 of BACEN Circular 3,644.

The table below presents the market risk weighted assets (RWAMINT)

Composition of Market Risk-Weighted Assets (RWAMINT)

	09/30/2017(1)	09/30/2016(2)
Market Risk-Weighted Assets (RWAMPAD)	23,056,189	27,433,823
Operations subject to interest rate variation	21,654,895	23,968,185
Fixed rate denominated in reais	4,970,689	6,614,033
Foreign exchange coupons	11,622,525	14,056,014
Price index coupon	5,061,680	3,298,135
Interest rate coupon	1	3
Operations subject to commodity price variation	411,960	455,379
Operations subject to stock price variation	273,083	212,090
Operations subject to risk exposures in gold, foreign currency and foreign exchange variation	716,251	2,798,169
Capital benefit – Internal models	(4,611,238)	(2,743,382)
Market Risk-Weighted Assets (RWAMINT)	18,864,113	24,690,441
Market risk–weighted assets calculated by internal methodology	18,864,113	23,591,518

(1)  Market risk weighted-assets calculated based on internal models, with maximum saving possibility of 20% of the standard model.

(2)  Market risk weighted-assets calculated based on internal models, with maximum saving possibility of 10% of the standard model.

At September 30, 2017, RWAMINT totaled R$ 18,864 million, which corresponds to capital calculated at internal models, higher than the 80% of RWAMPAD, which totaled R$ 18,445 million.

The table below presents the composition of the operational risk weighted assets (RWAOPAD):

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	09/30/2017	09/30/2016
Operational Risk-Weighted Assets (RWAOPAD)	63,012,661	37,826,292
Retail	11,606,569	10,886,992
Commercial	24,857,050	24,166,481
Corporate finance	2,663,324	2,788,550
Negotiation and sales	7,433,500	(11,025,674)
Payments and settlements	7,532,335	3,417,572
Financial agent services	3,892,102	3,471,283
Asset management	5,009,943	4,109,048
Retail brokerage	17,838	12,038

e)	Capital Adequacy

ITAÚ UNIBANCO HOLDING CONSOLIDATED, through the ICAAP, assesses the adequacy of its capital to face the incurred risks, for ICAAP, capital is composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks.

In order to ensure the soundness of ITAÚ UNIBANCO HOLDING CONSOLIDATED and the availability of capital to support business growth, maintains PR levels above the minimum level required to face risks, as evidenced by the Common Equity, Tier I Capital and Basel ratios.

Composition of Referential Equity (PR)	09/30/2017	09/30/2016
Tier I	120,311,093	115,935,547
Common Equity Tier I	120,259,592	115,364,144
Additional Tier I Capital	51,501	571,403
Tier II	19,791,232	23,621,589
Deductions	-	-
Reference Equity	140,102,325	139,557,136
Minimum Referential Equity Required	66,566,184	72,672,182
Surplus Capital in relation to the Minimum Referential Equity Required	73,536,141	66,884,954
Additional Common Equity Tier I Required (ACPRequired)	10,794,516	4,599,505
Reference equity calculated for covering the interest rate risk of operations not classified in the trading portfolio (RBAN)	2,462,329	2,331,829

The table below shows the Basel and Fixed Asset Ratios:

	09/30/2017	09/30/2016
Basel Ratio	19.5%	19.0%
Tier I	16.7%	15.8%
Common Equity Tier I	16.7%	15.7%
Additional Tier I Capital	0.0%	0.1%
Tier II	2.8%	3.2%
Fixed Asset Ratio	23.5%	23.6%
Surplus Capital in Relation to Fixed Assets	37,164,656	36,837,192

f)	Capital for insurance activity

In July 2015, the National Council of Private Insurance (CNSP) issued CNSP Resolution nº. 321, which, among other things, addresses the minimum capital requirements for underwriting, credit, operational and market risks for insurers, open private pension entities, capitalization companies and reinsurers.

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Note 4 – Summary of the main accounting practices

a)	Cash and cash equivalents - For the purposes of the Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading Cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded positions that have original maturities of up to 90 days.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowing and onlending, subordinated debt and other receivables and payables – Operations with fixed remuneration and charges are accounted for at present value. Operations with post-fixed or floating remuneration and charges are accounted for at the adjusted principal amount. Operations subject to foreign exchange variation are accounted for at the corresponding amount in local currency. Liabilities are presented net of the transaction costs incurred, when relevant, calculated pro rate die.

c)	Securities - Recorded at the cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular nº. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – securities acquired to be actively and frequently traded, and adjusted to market value, with a counter-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired for the purposes of active and frequent trading. They are adjusted to their market value, with a counter-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, which the bank has the financial condition and intend, or is required to hold in the portfolio to maturity, are recorded at the cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through maturity, and are not adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized on the trade date in the statement of income, with a counter-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary causes, are recorded in the results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to whether or not management intends to use them either as a hedge, according to BACEN Circular nº. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out at the client’s request, on their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives that are used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value closely related with those of the items being protected at the beginning and throughout the duration of the contract, and which are found to be effective reducing the risk related to the exposure being protected against, are classified as hedges, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value, plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•	Cash Flow Hedge - the effective amounts of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion is recorded directly in the statement of income.

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•	Net Investment Hedge of Foreign Operations - accounted for similarly to cash flow hedge, i.e. the portion of gains or losses on a hedging instrument that is determined to be an effective hedge is recognized in stockholders’ equity, and reclassified to income for the period in the event of the disposal of the foreign operation. The ineffective portion is recognized in income for the period.

e)	Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated pro rata die based on the variation of the contracted index and interest rate, and are recorded on basis until the 60th day overdue in financial companies, according to the estimates of receipt. After the 60th day, income is recognized upon the effective receipt of installments. For transactions involving credit cards, funds related to transactions with credit card issuers and recorded in Interbank accounts – Payments and receivables pending settlement, and funds for end users are recorded in Other Liabilities – Sundry.

f)	Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses in accordance with the rules determined by CMN Resolution nº. 2,682 of December 21, 1999, which are as follows are:

•	Provisions are recorded from the date on which loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occurs 360 days after the credits have matured or after 540 days for operations that mature after a period of 36 months.

The criterion adopted for recognition of a provision for Financial Guarantees pledged was based on the Expected Loss model.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through a provision, according to current regulations, unearned reinsurance premiums (Note 4m I); and prepaid expenses, corresponding to disbursements, the benefits of which will be felt in future exercises.

From January 1st, 2015, ITAÚ UNIBANCO HOLDING CONSOLIDATED has adopted the option provided in BACEN Circular nº. 3,693, of December 20, 2013, which establishes accounting procedures for the compensation of local correspondents in connection with credit origination.These compensation amounts for local correspondents in connection with transactions originated after January 1st, 2017 will be fully recorded as expenses for the period.

h)	Investments – investments in subsidiary and affiliated companies are accounted for based on the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by making a provision in accordance with current standards.

i)	Fixed assets - As provided for in CMN Resolution nº. 4,535, of November 24, 2016, these correspond to proprietary tangible assets and leasehold improvements, provided that they were used to carry out the company`s activities for a period of time longer than one year, and they should be recorded at fair value and adjusted for impairment, if applicable. Fair value comprises the purchase or construction price on demand, plus any import taxes and taxes not recoverable upon purchase, directly attributable costs required for the operation, and the initial estimate of costs of disassembling and removal of the asset and restoration of the place it is located, if the institution agrees to bear such costs at the asset purchase date. Monthly recognized depreciation takes into account the systematic allocation of the depreciated amount over the useful life of the asset.

j)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is tested semi-annually for impairment.

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k)	Intangible assets – Corresponds to non-monetary assets identified as intangible, purchased or developed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, intended to be held by the company or exercised with that purpose, as provided for by CMN Resolution nº. 4,534, of November 24, 2016. It is composed of:

(i)	The goodwill amount paid on the acquisition of the company, transferred to intangible assets in view of the transfer of the acquirer’s equity by the acquired, as set forth by Law nº. 9,532, of December 10, 1997, to be amortized based on the period defined in the appraisal reports;
(ii)	Usage rights and rights acquired to credit payrolls and partnership agreements, amortized over the terms of the contracts or to the extent that the economic benefits flow to the company; and
(iii)	Software and customer portfolios, amortized over terms varying from five to ten years.

l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Insurance, pension plan and capitalization operations - insurance premiums, accepted coinsurances and selling expenses are accounted for by issuing an insurance policy or in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from insurance premiums installments is accounted for as incurred. Revenues from social security contributions, gross revenue from premium bonds and respective technical provisions are recognized upon receipt.

I - Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•	Reinsurance recoverable amounts – Refer to claims paid to the insured party while recovery of these paid amounts is pending from the Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance, classified in assets in accordance with the criteria established by CNSP and SUSEP legislation in force;

•	Unearned reinsurance premiums – Recognized to determine the portion of unearned reinsurance premiums, calculated pro rata die, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP and SUSEP legislation in force.

II -	The technical provisions for insurance, pension plan and capitalization are recognized in accordance with the technical notes approved by SUSEP and the criteria established by the current legislation.

II.I- Insurance and pension plan:

•	Provision for unearned premiums – this provision is recognized, based on insurance premiums, for the coverage of amounts payable related to claims and expenses to be incurred, throughout their terms to maturity, in connection with the risks assumed at the calculation base date. The calculation is performed on the level of policies or endorsement of agreements in force, on a pro rata die basis. The provision includes an estimate for effective and not issued risks;

•	Provision for unsettled claims – this provision is recognized for the coverage of amounts payable related to lump-sum payments and income overdue from claims reported up to the calculation base date, but not yet paid. The provision covers administrative and legal claims, gross of accepted coinsurance operations and reinsurance operations and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to final settlement;

•	Provision for claims incurred and not reported – this provision is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, gross of accepted coinsurance operations and reinsurance operations, and net of ceded coinsurance operations;

•	Mathematical provisions for benefits to be granted - recognized for the coverage of commitments assumed to participants or policyholders, based on the assumptions set forth in the contract, while the event that gave rise to the benefit and/or indemnity has not occurred. The provision is calculated in accordance with the methodology approved in the actuarial technical note to the product;

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•	Mathematical provisions for granted benefits - recognized after the event triggering the benefit occurs, for the coverage of the commitments assumed to the participants or insured parties, based on the assumptions established in the agreement. The provision is calculated in accordance with the methodologies approved in the technical actuarial note on the product;

•	Provision for financial surplus – recognized to ensure the amounts intended for the distribution of a financial surplus, in accordance with the regulations in force, in the event that it is stated in the agreement. Corresponds to the financial income exceeding the minimum return guaranteed in the product;

•	Supplemental Coverage Reserve - Recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, which follows specific provisions in the prevailing regulation. ITAÚ UNIBANCO HOLDING CONSOLIDATED deducts the portion corresponding to the difference between the fair value and the carrying amount, at the base date, from securities pledged as collateral of technical reserves, classified in “Held-to-maturity securities”, up to the limit of the amount determined;

•	Provision for redemptions and other amounts to be regularize – includes amounts related to redemptions to regularize, returns on premiums or funds, transfers requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and where premiums have been received but not quoted;

•	Provision for related expenses - recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred and will occur.

II.II - Capitalization:

•	Mathematical provision for capitalization – recognized until the event triggering the benefit occurs, and comprised of the portion of the amounts collected for capitalization. It includes monetary restatement and interest, from the beginning of the validity date;

•	Provision for redemption – recognized from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of financial settlement, or the date on which the evidence of payment of the obligation is received;

•	Provision for raffles unrealized – comprises the portion of the amounts collected for raffles for each tickets, which have been funded but, at the recognition date, have not yet been realized;

•	Provision for raffles payable – recognized from the date when the raffle is drawn until the date of financial settlement, or the date when the evidence of payment of the obligation is received, or in conformity with other cases provided by law;

•	Supplementary provision for raffles – recognized to supplement the provision for raffles unrealized, and is used for coverage of possible shortfall related to the expected amount of raffles to be drawn;

•	Provision for administrative expenses - recognized for the coverage of the expected amounts of administrative expenses for the capitalization plans.

n)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution nº. 3,823 of December 16, 2009, and BACEN Circular Letter nº. 3,429 of February 11, 2010.

I -  Contingent assets and liabilities

Refer to potential rights and obligations arising from past events for which materialization depends on uncertain future events:

•	Contingent assets - not recognized, except where there is evidence of a high likelihood level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or through offsetting against another liability;

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits inherent in the normal course of business filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated on a conservative basis, usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required to settle the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow adequate measurement, in spite of the uncertainty of their terms and amounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	89

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with the simultaneous recognition of receivables, without any effect on results.

II - Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial challenge, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

o)	Provision for Financial Guarantees Provided – Recognized based on the expected loss model, in an amount sufficient to cover any probable losses over the whole guarantee period. As of January 1st, 2017, it is recorded in liabilities with a counter-entry to income for the period, in accordance with CMN Resolution nº. 4,512 of July 28, 2016. Any adjustments arising from the initial application of said resolution were recorded with a counter-entry to Stockholders’ Equity.

p)	Taxes - these provisions are calculated in accordance with current legislation at the rates shown below, using the respective calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	20.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%

(1)	On October 06, 2015, law nº. 13,169, a conversion of provisional measure nº. 675, which increased the Social Contribution tax rate from 15.00% to 20.00% until December 31, 2018, for financial institutions, insurance companies and credit card management companies, was introduced. For the other companies, the tax rate remains at 9.00%;
(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

q)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

r)	Transactions with Non-Controlling Stockholders – Changes in ownership interest in subsidiaries, which do not result in loss of ownership control, are recorded as capital transactions, and any difference between the amount paid and the amount corresponding to the non-controlling stockholders is directly recorded in the Consolidated Stockholders` Equity.

s)	Post-employments benefits

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in Reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated statement of income:

•	current service cost is defined as the increase in the present value of obligations resulting from employee service in the current period;

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	90

Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects of changes in these assumptions. Gains and losses are fully recognized in Equity Valuation adjustments.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING CONSOLIDATED, through pension plan funds, are recognized as expenses when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING CONSOLIDATED over the past few years were sponsors of post-employment healthcare benefit plans. ITAÚ UNIBANCO HOLDING CONSOLIDATED is contractually committed to maintaining these benefits over specific periods, as well as the benefits granted based on judicial rulings.

Similarly to the defined benefit pension plans, these obligations are assessed annually by independent and qualified actuaries, and the costs expected from these benefits are accrued during the length of service. Gains and losses arising from adjustments and changes in actuarial assumptions are debited from or credited to stockholders’ equity in Equity asset valuation adjustment in the period in which they occur.

t)	Foreign currency translation

I- Functional and presentation currency

The Consolidated financial statements of ITAÚ UNIBANCO HOLDING CONSOLIDATED are presented in Reais, which is its functional and presentation currency. For each subsidiary and investment in associates and joint ventures, ITAÚ UNIBANCO HOLDING CONSOLIDATED defined the functional currency, as provided for in CVM Resolution Nº 4,524, of September 29, 2016.

The assets and liabilities of subsidiaries are translated as follows:

•	Assets and liabilities are translated at the closing rate at the balance sheet date;
•	Income and expenses are translated at monthly average exchange rates.

Equity in the earnings of subsidiaries abroad is recognized as follows:

•	For those with functional currency equal to Real: Income for the period;
•	For those with functional currency different to Real:

a)	Income for the period; Portion related to the subsidiary’s effective income; and
b)	Stockholders’ equity: Portion related to foreign exchange adjustments arising from the translation process, net of tax effects.

II- Foreign Currency Transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as part of securities and derivative financial instruments.

For subsidiaries abroad with functional currency equal to Real, any operations carried out in a currency other than their respective functional currencies will be translated at the foreign currency rates of the respective trial balance or balance sheet of ITAÚ UNIBANCO HOLDING CONSOLIDATED for monetary items, assets and liabilities recognized at fair or market value and for items not classified as monetary, provided that the subsidiary’s functional currency is equal to the Real. For other cases, operations are translated at the foreign exchange rate at the transaction date.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	91

Note 5 - Cash and cash equivalents

For the purposes of the Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	09/30/2017	09/30/2016
Cash and cash equivalents	19,089,191	20,175,895
Interbank deposits	20,126,593	13,173,617
Securities purchased under agreements to resell – Funded position	36,986,413	74,873,262
Total	76,202,197	108,222,774

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	09/30/2017	09/30/2016
Cash and cash equivalents	384,326	235,992
Securities purchased under agreements to resell – Funded position	382,895	50,593
Total	767,221	286,585

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	92

Note 6 - Interbank investments

	09/30/2017						09/30/2016
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	200,978,786	54,977,021	6,149	91,705	256,053,661	89.0	252,476,743	90.6
Funded position (*)	38,219,755	15,557,795	6,149	-	53,783,699	18.7	89,789,929	32.2
Financed position	152,632,504	12,409,290	-	91,705	165,133,499	57.4	126,798,355	45.5
With free movement	20,164,366	12,409,288	-	-	32,573,654	11.3	16,867,378	6.1
Without free movement	132,468,138	2	-	91,705	132,559,845	46.1	109,930,977	39.4
Short position	10,126,527	27,009,936	-	-	37,136,463	12.9	35,888,459	12.9
Money market – Assets Guaranteeing Technical Provisions - SUSEP (Note 11b)	3,337,019	77,102	-	-	3,414,121	1.2	3,080,853	1.1
Interbank deposits	20,137,037	4,595,263	2,822,546	678,652	28,233,498	9.8	23,105,865	8.3
Total	224,452,842	59,649,386	2,828,695	770,357	287,701,280	100.0	278,663,461	100.0
% per maturity term	78.0	20.7	1.0	0.3	100.0
Total – 09/30/2016	213,249,037	61,524,750	2,418,190	1,471,484	278,663,461
% per maturity term	76.5	22.1	0.9	0.5	100.0

(*)	Includes R$ 6,031,328 (R$ 6,197,113 at 09/30/2016) related to money market with free movement, in which securities are restricted to guarantee transactions at the B3 S.A. - Brasil, Bolsa, Balcão (B3) and the Central Bank of Brazil (BACEN).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Funded position falling due in up to 30 days amounting to R$ 382,895 (R$ 50,593 at 09/30/2016), Interbank deposits with maturity of 181 to 365 days to R$ 3,350,423 and over 365 days amounting to R$ 74,750,604 (R$ 64,534,588 at 09/30/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	93

Note 7 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	09/30/2017											09/30/2016
		Adjustment to market value
		reflected in:
	Cost	Results	Stockholders’ equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	141,690,569	904,344	1,842,967	144,437,880	35.0	3,045,766	12,765	11,815,888	9,031,866	17,009,486	103,522,109	110,473,023
Financial treasury bills	34,717,681	5,722	(133)	34,723,270	8.4	-	-	1,869,712	1,135,939	933,034	30,784,585	17,572,060
National treasury bills	30,338,454	94,107	307,746	30,740,307	7.4	3,022,645	-	9,618,483	338,863	4,226,160	13,534,156	22,799,667
National treasury notes	47,232,935	627,716	1,154,565	49,015,216	11.9	7,977	12,745	309,968	6,229,895	6,220,258	36,234,373	36,893,097
National treasury/securitization	202,838	(216)	24,527	227,149	0.1	6	20	87	151	224	226,661	231,804
Brazilian external debt bonds	29,198,661	177,015	356,262	29,731,938	7.2	15,138	-	17,638	1,327,018	5,629,810	22,742,334	32,976,395
Government securities - abroad	24,602,714	90,419	(92,771)	24,600,362	6.0	1,239,435	2,229,790	2,859,138	4,633,361	5,595,823	8,042,815	18,241,788
Argentina	621,715	7,867	-	629,582	0.2	174,656	193,252	114,373	119,453	2,880	24,968	700,430
Chile	6,687,716	291	(21,362)	6,666,645	1.6	90,565	1,115	473,065	1,035,821	144,033	4,922,046	4,366,715
Colombia	4,876,259	81,780	6,423	4,964,462	1.2	109,067	277	488,765	855,155	1,030,034	2,481,164	4,797,725
Korea	2,951,499	-	-	2,951,499	0.7	-	1,004,284	-	500,199	1,447,016	-	2,688,336
Denmark	2,282,334	-	1	2,282,335	0.6	-	331,660	955,547	502,610	492,518	-	1,299,848
Spain	2,934,432	-	(1)	2,934,431	0.7	-	-	407,862	863,197	1,663,372	-	684,071
United States	1,304,935	40	(12,224)	1,292,751	0.3	15,597	76,197	-	480,753	348,370	371,834	1,627,837
Netherlands	-	-	-	-	0.0	-	-	-	-	-	-	100,827
Mexico	4,131	36	-	4,167	0.0	-	-	-	-	-	4,167	6,509
Paraguay	1,572,162	24	(71,004)	1,501,182	0.4	259,897	183,793	336,717	171,253	454,114	95,408	1,452,209
Portugual	-	-	-	-	0.0	-	-	-	-	-	-	14,146
Uruguay	1,366,260	333	5,396	1,371,989	0.3	589,653	439,212	82,809	104,920	13,459	141,936	430,853
Other	1,271	48	-	1,319	0.0	-	-	-	-	27	1,292	72,282
Corporate securities	61,423,739	(7,533)	(658,759)	60,757,447	14.7	6,809,179	2,929,591	4,293,195	4,786,816	7,508,417	34,430,249	67,008,187
Shares	3,080,145	(112,131)	247,055	3,215,069	0.8	3,215,069	-	-	-	-	-	2,102,697
Rural product note	1,866,100	-	35,573	1,901,673	0.5	12,121	65,876	34,138	307,519	206,046	1,275,973	1,378,149
Bank deposit certificates	1,289,751	21	212	1,289,984	0.3	51,855	440,965	392,497	356,106	46,203	2,358	2,006,364
Securitized real estate loans	15,307,315	(965)	20,707	15,327,057	3.6	-	-	12,133	151,199	624,230	14,539,495	17,303,192
Fund quotas	2,561,521	9,735	-	2,571,256	0.6	2,571,256	-	-	-	-	-	981,133
Credit rights	21,288	-	-	21,288	0.0	21,288	-	-	-	-	-	6,076
Fixed income	2,272,017	1,177	-	2,273,194	0.6	2,273,194	-	-	-	-	-	853,310
Variable income	268,216	8,558	-	276,774	0.1	276,774	-	-	-	-	-	121,747
Debentures	22,680,185	85,101	(1,013,081)	21,752,205	5.2	129,616	623,838	461,196	893,049	3,466,177	16,178,329	22,963,375
Eurobonds and others	6,448,174	10,702	45,564	6,504,440	1.6	391,290	534,479	577,415	1,589,128	1,707,059	1,705,069	9,049,302
Financial bills	3,594,337	-	899	3,595,236	0.9	52,645	-	696,262	1,212,261	1,261,847	372,221	8,913,737
Promissory notes	3,522,522	-	1,966	3,524,488	0.9	3,220	1,021,442	1,993,819	277,554	195,803	32,650	1,296,229
Other	1,073,689	4	2,346	1,076,039	0.3	382,107	242,991	125,735	-	1,052	324,154	1,014,009
PGBL / VGBL fund quotas (1)	163,347,726	-	-	163,347,726	39.6	163,347,726	-	-	-	-	-	135,535,659
Subtotal - securities	391,064,748	987,230	1,091,437	393,143,415	95.1	174,442,106	5,172,146	18,968,221	18,452,043	30,113,726	145,995,173	331,258,657
Trading securities	259,235,753	987,230	-	260,222,983	63.0	171,757,266	476,891	3,812,655	10,254,511	12,746,038	61,175,622	204,443,128
Available-for-sale securities	93,231,413	-	1,091,437	94,322,850	22.7	2,193,669	4,456,825	6,056,324	7,843,349	14,814,141	58,958,542	85,629,146
Held-to-maturity securities (2)	38,597,582	-	-	38,597,582	9.4	491,171	238,430	9,099,242	354,183	2,553,547	25,861,009	41,186,383
Derivative financial instruments	14,088,815	5,573,800	-	19,662,615	4.8	4,187,885	2,308,793	1,748,062	2,258,883	2,546,531	6,612,461	26,290,693
Total securities and derivative financial instruments (assets)	405,153,563	6,561,030	1,091,437	412,806,030	100.0	178,629,991	7,480,939	20,716,283	20,710,926	32,660,257	152,607,634	357,549,350

Derivative financial instruments (liabilities)	(16,693,354)	(4,869,050)	-	(21,562,404)	100.0	(3,341,146)	(1,559,877)	(1,038,465)	(2,330,333)	(4,233,293)	(9,059,290)	(25,671,883)

(1)   The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a counter-entry to long term liabilities in Pension Plan Technical Provisions account (Note 11a);

(2)   Unrecorded adjustment to market value in the amount of R$ 1,402,200 (R$ 629,248 at 09/30/2016), according to Note 7e.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	94

b) Summary by portfolio

	09/30/2017
		Restricted to
	Own portfolio	Repurchase agreements	Free portfolio	Pledged guarantees (*)	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions (Note 11b)	Total
Government securities - domestic	85,061,024	23,714,530	18,782,841	4,919,297	3,971,674	-	7,988,514	144,437,880
Financial treasury bills	30,912,816	938,009	-	2,220,237	-	-	652,208	34,723,270
National treasury bills	15,801,884	10,966,749	-	-	3,971,674	-	-	30,740,307
National treasury notes	27,588,225	11,809,772	-	2,280,913	-	-	7,336,306	49,015,216
National treasury / Securitization	227,149	-	-	-	-	-	-	227,149
Brazilian external debt bonds	10,530,950	-	18,782,841	418,147	-	-	-	29,731,938
Government securities - abroad	18,008,416	87,071	338,611	6,166,264	-	-	-	24,600,362
Argentina	577,255	26,653	-	25,674	-	-	-	629,582
Chile	6,618,805	42,355	-	5,485	-	-	-	6,666,645
Colombia	2,358,023	-	338,611	2,267,828	-	-	-	4,964,462
Korea	1,945,719	-	-	1,005,780	-	-	-	2,951,499
Denmark	916,863	-	-	1,365,472	-	-	-	2,282,335
Spain	1,703,828	-	-	1,230,603	-	-	-	2,934,431
United States	1,033,221	-	-	259,530	-	-	-	1,292,751
Mexico	4,167	-	-	-	-	-	-	4,167
Paraguay	1,478,391	18,063	-	4,728	-	-	-	1,501,182
Uruguay	1,370,825	-	-	1,164	-	-	-	1,371,989
Other	1,319	-	-	-	-	-	-	1,319
Corporate securities	47,743,592	5,734,423	371,045	3,874,486	-	-	3,033,901	60,757,447
Shares	3,213,578	-	-	1,491	-	-	-	3,215,069
Rural product note	1,901,673	-	-	-	-	-	-	1,901,673
Bank deposit certificates	1,278,275	-	-	15	-	-	11,694	1,289,984
Securitized real estate loans	15,326,844	213	-	-	-	-	-	15,327,057
Fund quotas	2,462,390	-	-	402	-	-	108,464	2,571,256
Credit rights	21,288	-	-	-	-	-	-	21,288
Fixed income	2,164,328	-	-	402	-	-	108,464	2,273,194
Variable income	276,774	-	-	-	-	-	-	276,774
Debentures	11,596,131	5,734,210	-	3,865,827	-	-	556,037	21,752,205
Eurobonds and other	6,126,644	-	371,045	6,751	-	-	-	6,504,440
Financial bills	1,239,601	-	-	-	-	-	2,355,635	3,595,236
Promissory notes	3,524,488	-	-	-	-	-	-	3,524,488
Other	1,073,968	-	-	-	-	-	2,071	1,076,039
PGBL / VGBL fund quotas	-	-	-	-	-	-	163,347,726	163,347,726
Subtotal - securities	150,813,032	29,536,024	19,492,497	14,960,047	3,971,674	-	174,370,141	393,143,415
Trading securities	71,579,684	13,155,716	4,578,025	3,875,722	-	-	167,033,836	260,222,983
Available-for-sale securities	50,153,910	16,380,095	12,214,932	11,084,321	-	-	4,489,592	94,322,850
Held-to-maturity securities	29,079,438	213	2,699,540	4	3,971,674	-	2,846,713	38,597,582
Derivative financial instruments	-	-	-	-	-	19,662,615	-	19,662,615
Total securities and derivative financial instruments (assets)	150,813,032	29,536,024	19,492,497	14,960,047	3,971,674	19,662,615	174,370,141	412,806,030
Total securities and derivative financial instruments (assets) – 09/30/2016	121,116,007	21,802,138	24,912,673	13,536,478	2,709,259	26,290,693	147,182,102	357,549,350
(*) Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	95

c) Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	09/30/2017										09/30/2016
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	82,354,999	904,344	83,259,343	32.1	3,045,766	12,711	2,574,241	8,432,147	10,809,199	58,385,279	56,486,652
Financial treasury bills	34,153,587	5,722	34,159,309	13.2	-	-	1,523,062	1,135,939	933,034	30,567,274	16,477,201
National treasury bills	14,614,119	94,107	14,708,226	5.7	3,022,645	-	723,486	338,863	616,872	10,006,360	13,145,340
National treasury notes	26,768,964	627,716	27,396,680	10.5	7,977	12,691	309,968	5,630,176	5,936,202	15,499,666	20,689,729
National treasury / Securitization	882	(216)	666	0.0	6	20	87	151	224	178	1,207
Brazilian external debt bonds	6,817,447	177,015	6,994,462	2.7	15,138	-	17,638	1,327,018	3,322,867	2,311,801	6,173,175
Government securities - abroad	3,147,979	90,419	3,238,398	1.2	357,779	399,291	547,794	649,614	248,280	1,035,640	3,831,808
Argentina	621,516	7,867	629,383	0.2	174,656	193,252	114,174	119,453	2,880	24,968	700,154
Chile	149,856	291	150,147	0.1	41,240	1,115	3,538	4,059	11,092	89,103	152,674
Colombia	1,957,985	81,780	2,039,765	0.8	-	277	392,046	503,472	234,281	909,689	2,648,013
United States	76,157	40	76,197	0.0	-	76,197	-	-	-	-	78,047
Mexico	4,131	36	4,167	0.0	-	-	-	-	-	4,167	6,509
Paraguay	3,693	24	3,717	0.0	-	-	-	-	-	3,717	123,100
Uruguay	333,569	333	333,902	0.1	141,883	128,450	38,036	22,630	-	2,903	58,266
Other	1,072	48	1,120	0.0	-	-	-	-	27	1,093	65,045
Corporate securities	10,385,049	(7,533)	10,377,516	3.9	5,005,995	64,889	690,620	1,172,750	1,688,559	1,754,703	8,589,009
Shares	2,680,330	(112,131)	2,568,199	1.0	2,568,199	-	-	-	-	-	1,949,086
Bank deposit certificates	39,921	21	39,942	0.0	4,953	640	10	1,219	33,114	6	484,301
Securitized real estate loans	34,761	(965)	33,796	0.0	-	-	-	-	-	33,796	-
Fund quotas	2,279,925	9,735	2,289,660	0.9	2,289,660	-	-	-	-	-	885,037
Credit rights	21,288	-	21,288	0.0	21,288	-	-	-	-	-	6,076
Fixed income	1,990,421	1,177	1,991,598	0.8	1,991,598	-	-	-	-	-	757,519
Variable income	268,216	8,558	276,774	0.1	276,774	-	-	-	-	-	121,442
Debentures	1,575,946	85,101	1,661,047	0.6	2,363	38,511	5,902	254,460	492,957	866,854	1,450,822
Eurobonds and other	710,270	10,702	720,972	0.3	88,175	25,738	19,383	59,468	121,902	406,306	633,040
Financial bills	2,987,328	-	2,987,328	1.1	52,645	-	665,325	857,603	1,039,534	372,221	3,138,258
Others	76,568	4	76,572	0.0	-	-	-	-	1,052	75,520	48,465
PGBL / VGBL fund quotas	163,347,726	-	163,347,726	62.8	163,347,726	-	-	-	-	-	135,535,659
Total	259,235,753	987,230	260,222,983	100.0	171,757,266	476,891	3,812,655	10,254,511	12,746,038	61,175,622	204,443,128
% per maturity term					65.9	0.2	1.5	4.0	4.9	23.5
Total – 09/30/2016	203,569,370	873,758	204,443,128	100	142,059,787	516,172	3,839,133	4,543,303	7,094,187	46,390,546
% per maturity term					69.5	0.3	1.9	2.2	3.5	22.6

At 09/30/2017, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Fund quotas fixed income R$ 5,371 without maturity (R$ 4,669 of 09/30/2016), Financial treasury bills income R$ 8,175,553 over 365 days and National treasury bills income R$ 7,077,837 over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	96

d) Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	09/30/2017										09/30/2016
		Adjustments to
	Cost	market value (in stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	35,367,071	1,842,967	37,210,038	39.5	-	54	346,650	599,719	4,270,970	31,992,645	29,314,876
Financial treasury bills	564,094	(133)	563,961	0.6	-	-	346,650	-	-	217,311	1,094,859
National treasury bills	6,829,338	307,746	7,137,084	7.6	-	-	-	-	3,609,288	3,527,796	1,584,338
National treasury notes	16,061,752	1,154,565	17,216,317	18.3	-	54	-	599,719	284,056	16,332,488	11,633,045
National treasury / Securitization	201,956	24,527	226,483	0.2	-	-	-	-	-	226,483	230,597
Brazilian external debt bonds	11,709,931	356,262	12,066,193	12.8	-	-	-	-	377,626	11,688,567	14,772,037
Government securities - abroad	21,033,985	(92,771)	20,941,214	22.3	772,589	1,830,499	2,214,625	3,780,763	5,347,543	6,995,195	13,832,626
Argentina	199	-	199	0.0	-	-	199	-	-	-	276
Chile	6,537,860	(21,362)	6,516,498	7.0	49,325	-	469,527	1,031,762	132,941	4,832,943	4,214,041
Colombia	2,509,504	6,423	2,515,927	2.7	-	-	-	148,699	795,753	1,571,475	1,584,565
Korea	2,951,499	-	2,951,499	3.1	-	1,004,284	-	500,199	1,447,016	-	2,688,336
Denmark	2,282,334	1	2,282,335	2.4	-	331,660	955,547	502,610	492,518	-	1,299,848
Spain	2,934,432	(1)	2,934,431	3.1	-	-	407,862	863,197	1,663,372	-	684,071
United States	1,228,778	(12,224)	1,216,554	1.3	15,597	-	-	480,753	348,370	371,834	1,549,790
Netherlands	-	-	-	0.0	-	-	-	-	-	-	100,827
Paraguay	1,568,469	(71,004)	1,497,465	1.6	259,897	183,793	336,717	171,253	454,114	91,691	1,329,109
Portugal	-	-	-	0.0	-	-	-	-	-	-	14,146
Uruguay	1,020,735	5,396	1,026,131	1.1	447,770	310,762	44,773	82,290	13,459	127,077	360,402
Other	175	-	175	0.0	-	-	-	-	-	175	7,215
Corporate securities	36,830,357	(658,759)	36,171,598	38.2	1,421,080	2,626,272	3,495,049	3,462,867	5,195,628	19,970,702	42,481,644
Shares	399,815	247,055	646,870	0.7	646,870	-	-	-	-	-	153,611
Rural product note	1,866,100	35,573	1,901,673	2.0	12,121	65,876	34,138	307,519	206,046	1,275,973	1,378,149
Bank deposit certificate	1,249,826	212	1,250,038	1.3	46,898	440,325	392,487	354,887	13,089	2,352	1,522,059
Securitized real estate loans	1,896,382	20,707	1,917,089	2.0	-	-	-	-	-	1,917,089	2,113,375
Fund quotas	281,596	-	281,596	0.3	281,596	-	-	-	-	-	96,096
Fixed income	281,596	-	281,596	0.3	281,596	-	-	-	-	-	95,791
Variable income	-	-	-	0.0	-	-	-	-	-	-	305
Debentures	21,095,510	(1,013,081)	20,082,429	21.3	127,253	585,327	455,294	638,589	2,973,220	15,302,746	21,497,555
Eurobonds and other	5,631,550	45,564	5,677,114	6.0	303,115	508,741	558,032	1,529,660	1,585,157	1,192,409	8,382,301
Financial bills	607,009	899	607,908	0.6	-	-	30,937	354,658	222,313	-	5,775,479
Promissory notes	3,522,522	1,966	3,524,488	3.7	3,220	1,021,442	1,993,819	277,554	195,803	32,650	1,296,229
Other	280,047	2,346	282,393	0.3	7	4,561	30,342	-	-	247,483	266,790
Total	93,231,413	1,091,437	94,322,850	100.0	2,193,669	4,456,825	6,056,324	7,843,349	14,814,141	58,958,542	85,629,146
% per maturity term					2.3	4.7	6.4	8.3	15.8	62.5
Total – 09/30/2016	86,292,396	(663,250)	85,629,146	100.0	2,362,492	5,129,124	8,361,749	7,232,332	9,649,645	52,893,804
% per maturity term					2.8	6.0	9.8	8.4	11.3	61.7

At September 30, 2017, at ITAÚ UNIBANCO HOLDING the portfolio is composed of Eurobonds, in the amount of R$ 2,199 over 365 days (R$ 1,437 at 09/30/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	97

e) Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at 09/30/2017, not considered in results, is an impairment loss of R$ 421,811 (R$ 513,965 at 09/30/2016).

	09/30/2017									09/30/2016
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value	Carrying value	Market value
Government securities - domestic (*)	23,968,499	62.0	-	-	8,894,997	-	1,929,317	13,144,185	25,155,543	24,671,495	25,482,022
National treasury bills	8,894,997	23.0	-	-	8,894,997	-	-	-	9,001,393	8,069,989	8,085,769
National treasury notes	4,402,219	11.4	-	-	-	-	-	4,402,219	5,188,683	4,570,323	5,203,996
Brazilian external debt bonds	10,671,283	27.6	-	-	-	-	1,929,317	8,741,966	10,965,467	12,031,183	12,192,257
Government securities - abroad	420,750	1.1	109,067	-	96,719	202,984	-	11,980	426,719	577,354	577,228
Colombia	408,770	1.1	109,067	-	96,719	202,984	-	-	408,531	565,147	565,037
Uruguay	11,956	-	-	-	-	-	-	11,956	18,187	12,185	12,185
Other	24	-	-	-	-	-	-	24	1	22	6
Corporate securities	14,208,333	36.9	382,104	238,430	107,526	151,199	624,230	12,704,844	14,417,520	15,937,534	15,756,381
Bank deposit certificate	4	-	4	-	-	-	-	-	4	4	4
Securitized real estate loans	13,376,172	34.7	-	-	12,133	151,199	624,230	12,588,610	13,585,403	15,189,817	15,008,697
Debentures	8,729	-	-	-	-	-	-	8,729	8,729	14,998	14,998
Eurobonds and other	106,354	0.3	-	-	-	-	-	106,354	106,310	33,961	33,928
Other	717,074	1.9	382,100	238,430	95,393	-	-	1,151	717,074	698,754	698,754
Total	38,597,582	100.0	491,171	238,430	9,099,242	354,183	2,553,547	25,861,009	39,999,782	41,186,383	41,815,631
% per maturity term			1.3	0.6	23.6	0.9	6.6	67.0
Total – 09/30/2016	41,186,383	100.0	279,590	565,488	1,282,252	714,966	8,253,267	30,090,820
% per maturity term			0.7	1.4	3.1	1.7	20.0	73.1

(*) Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 2,638,968 (R$ 2,735,607 at 09/30/2016).

f)	Reclassification of securities

No reclassification was made in the period.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	98

g) Derivative financial instruments

The globalization of the markets in recent years has resulted in a high level of sophistication of financial products used. As a result of this process, there has been increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAÚ UNIBANCO HOLDING CONSOLIDATED operate in the derivatives markets for meeting the growing needs of their clients, as well as enacting their risk management policy. This policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instrument business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING CONSOLIDATED with clients are neutralized in order to eliminate market risks.

The derivative contracts traded by the institution with clients in Brazil include swaps, forwards, options and futures contracts, which are registered at the B3 at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps mostly listed on the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded on stock exchanges.

The main risk factors of the derivatives, assumed at 09/30/2017, were related to the foreign exchange rate, interest rate, commodities, US Dollar coupon, Reference Rate coupon, LIBOR and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, through the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even in highly volatile situations.

Most derivatives included in the institution’s portfolio are traded on stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to the liquidity of a specific contract is identified. Derivatives typically valued in this way are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are valued based on this direct information. A substantial portion of the Brazilian government securities, highly-liquid international (public and private) securities and shares are in this situation.

For derivatives the prices of which are not directly disclosed by stock exchanges, fair prices are obtained based on pricing models which use market information, deducted based on the prices disclosed for higher liquidity assets. Interest and market volatility curves which provide input for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities with limited liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 9,013,115 (R$ 8,667,915 at 09/30/2016) and was basically composed of government securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	99

I - Derivatives by index

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustment to market value (in results / stockholders' equity)	Market value
	09/30/2017	09/30/2016	09/30/2017	09/30/2017	09/30/2017	09/30/2016
Futures contracts (*)	569,223,848	571,740,773	80,173	147,238	227,411	194,898
Purchase commitments	259,466,710	203,359,115	(71,667)	151,231	79,564	266,491
Commodities	135,469	218,158	(19)	-	(19)	552
Indexes	82,193,054	48,674,673	(105,899)	(1,841)	(107,740)	13,064
Interbank market	142,947,103	114,197,289	45,889	(70)	45,819	24,414
Foreign currency	22,756,933	26,880,486	(12,845)	153,142	140,297	228,429
Securities	11,342,593	13,358,679	229	-	229	2
Other	91,558	29,830	978	-	978	30
Commitments to sell	309,757,138	368,381,658	151,840	(3,993)	147,847	(71,593)
Commodities	272,819	229,726	690	-	690	(735)
Indexes	100,623,501	116,401,284	169,260	9,562	178,822	(14,826)
Interbank market	145,240,018	166,349,754	(72,048)	495	(71,553)	(20,962)
Foreign currency	52,243,483	76,096,577	53,970	(21,026)	32,944	(34,609)
Fixed rates	876,902	791,424	-	6,976	6,976	(442)
Securities	10,500,415	8,505,529	(32)	-	(32)	(19)
Other	-	7,364	-	-	-	-
Swap contracts			(4,211,901)	198,216	(4,013,685)	(1,620,202)
Asset position	523,612,218	453,669,547	4,336,256	4,808,267	9,144,523	12,566,365
Commodities	-	31,621	-	-	-	78
Indexes	212,639,215	183,466,995	(834,105)	1,998,886	1,164,781	1,523,996
Interbank market	37,489,380	54,323,073	1,156,421	(147,843)	1,008,578	2,863,236
Foreign currency	11,915,961	15,266,708	745,181	264,079	1,009,260	1,695,549
Fixed rates	219,334,287	164,310,068	3,289,140	2,031,861	5,321,001	5,651,249
Floating rate	42,194,906	36,235,668	(20,562)	660,184	639,622	829,451
Securities	3,742	11,645	(14)	1,042	1,028	-
Other	34,727	23,769	195	58	253	2,806
Liability position	527,824,119	457,141,245	(8,548,157)	(4,610,051)	(13,158,208)	(14,186,567)
Commodities	514	24,499	(27)	(1)	(28)	(112)
Indexes	180,559,106	141,222,186	(846,582)	(3,641,013)	(4,487,595)	(5,280,231)
Interbank market	27,546,528	37,322,731	(384,215)	65,962	(318,253)	(157,481)
Foreign currency	18,200,346	24,582,128	(418,454)	(11,177)	(429,631)	(1,101,431)
Fixed rates	261,499,420	218,960,251	(6,836,901)	(385,428)	(7,222,329)	(6,300,641)
Floating rate	39,987,333	34,990,055	(62,170)	(637,753)	(699,923)	(1,327,080)
Securities	3,853	33,242	(1)	(42)	(43)	(19,591)
Other	27,019	6,153	193	(599)	(406)	-
Option contracts	1,010,623,754	456,525,705	470,868	47,310	518,178	(37,108)
Purchase commitments - long position	169,836,032	107,574,564	1,207,667	(35,420)	1,172,247	1,132,373
Commodities	474,801	686,499	17,330	20,714	38,044	24,507
Indexes	104,237,763	44,539,435	153,036	(17,324)	135,712	162,330
Interbank market	26,175,442	902,448	37,203	18,094	55,297	19,107
Foreign currency	33,724,106	53,808,510	688,533	(409,431)	279,102	583,546
Fixed rates	15,599	6,525	-	26	26	8
Securities	5,165,598	7,562,513	303,612	338,287	641,899	327,545
Other	42,723	68,634	7,953	14,214	22,167	15,330
Commitments to sell - long position	363,171,476	127,677,117	1,204,951	374,381	1,579,332	4,518,638
Commodities	228,214	477,230	4,094	(14)	4,080	15,934
Indexes	313,297,714	81,454,093	181,211	169,853	351,064	87,043
Interbank market	12,496,438	1,521,395	19,837	74,969	94,806	1,908
Foreign currency	28,569,996	33,421,454	718,028	123,130	841,158	3,923,447
Fixed rates	123,900	144,164	5,814	(3,845)	1,969	4,725
Securities	8,452,680	10,635,149	275,671	10,584	286,255	484,985
Other	2,534	23,632	296	(296)	-	596
Purchase commitments - short position	102,270,521	75,246,035	(941,072)	158,423	(782,649)	(1,459,657)
Commodities	225,433	436,331	(5,270)	(17,732)	(23,002)	(15,773)
Indexes	44,559,340	26,944,820	(106,380)	7,234	(99,146)	(189,620)
Interbank market	23,555,698	19,477	(31,210)	28,189	(3,021)	(492)
Foreign currency	30,620,217	43,563,497	(725,389)	409,042	(316,347)	(1,076,362)
Fixed rates	74,163	93,198	-	(115)	(115)	(103)
Securities	3,210,122	4,120,078	(64,870)	(253,981)	(318,851)	(161,973)
Other	25,548	68,634	(7,953)	(14,214)	(22,167)	(15,334)
Commitments to sell - short position	375,345,725	146,027,989	(1,000,678)	(450,074)	(1,450,752)	(4,228,462)
Commodities	313,343	410,537	(10,062)	5,602	(4,460)	(25,838)
Indexes	334,462,558	96,121,519	(228,266)	(180,945)	(409,211)	(264,063)
Interbank market	8,229,175	286,141	(17,912)	(62,947)	(80,859)	(1,496)
Foreign currency	26,113,432	38,957,157	(574,236)	(173,974)	(748,210)	(3,453,136)
Fixed rates	35,082	20,321	(924)	431	(493)	(695)
Securities	6,186,179	10,215,174	(168,982)	(38,537)	(207,519)	(482,638)
Other	5,956	17,140	(296)	296	-	(596)
Forward contracts	6,753,579	15,655,424	837,948	9,090	847,038	981,559
Purchases receivable	1,087,107	1,313,082	1,086,566	8,568	1,095,134	1,310,584
Interbank market	22,155	-	22,155	8,779	30,934	-
Fixed rates	539,847	657,069	539,300	754	540,054	656,911
Floating rate	454,002	551,377	454,009	82	454,091	550,691
Securities	70,239	104,636	70,238	(1,046)	69,192	102,982
Other	864	-	864	(1)	863	-
Purchases payable	-	-	(995,153)	-	(995,153)	(1,208,903)
Fixed rates	-	-	(539,300)	-	(539,300)	(656,835)
Floating rate	-	-	(454,009)	-	(454,009)	(550,537)
Securities	-	-	(980)	-	(980)	(1,531)
Other	-	-	(864)	-	(864)	-
Sales receivable	757,264	14,342,004	2,250,526	1,748	2,252,274	1,851,191
Commodities	30	37	30	-	30	37
Indexes	11,338	202	11,170	10	11,180	201
Interbank market	-	12,469,607	-	-	-	95
Fixed rates	-	451,507	450,260	-	450,260	449,258
Floating rate	-	522,520	1,052,759	-	1,052,759	521,513
Securities	745,896	898,131	735,443	1,738	737,181	880,087
Other	-	-	864	-	864	-
Sales deliverable	4,909,208	338	(1,503,991)	(1,226)	(1,505,217)	(971,313)
Interbank market	3,403,730	-	-	(572)	(572)	-
Fixed rates	451,254	-	(450,260)	(862)	(451,122)	(449,669)
Floating rate	1,053,360	-	(1,052,759)	206	(1,052,553)	(521,307)
Securities	-	338	(108)	1	(107)	(337)
Other	864	-	(864)	1	(863)	-

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	100

	Memorandum account Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustments to market value (in results / stockholders' equity)	Market value
	09/30/2017	09/30/2016	09/30/2017	09/30/2017	09/30/2017	09/30/2016
Credit derivatives	12,014,098	11,326,145	14,870	89,754	104,624	12,676
Asset position	7,436,591	5,015,245	149,359	25,540	174,899	153,034
Foreign currency	5,311,944	3,763,969	139,520	(42,783)	96,737	118,802
Fixed rate	85,536	178,541	143	1,646	1,789	1,195
Securities	1,673,925	923,853	8,088	57,081	65,169	28,612
Other	365,186	148,882	1,608	9,596	11,204	4,425
Liability position	4,577,507	6,310,900	(134,489)	64,214	(70,275)	(140,358)
Indexes	31,680	-	(1,037)	23	(1,014)	-
Foreign currency	3,877,632	4,547,114	(122,744)	71,026	(51,718)	(96,790)
Fixed rate	-	32,462	-	-	-	(196)
Securities	484,498	1,368,103	(10,745)	(2,319)	(13,064)	(34,274)
Other	183,697	363,221	37	(4,516)	(4,479)	(9,098)
NDF - Non Deliverable Forward	282,618,526	255,534,976	196,489	251,470	447,959	1,108,689
Asset position	150,263,773	136,416,656	3,660,400	233,022	3,893,422	4,123,635
Commodities	86,563	223,639	9,385	179	9,564	24,436
Indexes	372,552	78,112	4,615	-	4,615	4,544
Foreign currency	149,800,809	136,089,356	3,646,223	232,843	3,879,066	4,094,174
Securities	3,849	25,549	177	-	177	481
Liability position	132,354,753	119,118,320	(3,463,911)	18,448	(3,445,463)	(3,014,946)
Commodities	196,985	110,642	(105,298)	88,717	(16,581)	(6,801)
Indexes	141,771	60,620	(3,850)	-	(3,850)	(988)
Interbank market	5	-	-	-	-	-
Foreign currency	132,013,566	118,918,094	(3,354,743)	(70,269)	(3,425,012)	(3,006,790)
Securities	2,426	28,964	(20)	-	(20)	(367)
Target flow of swap	285,045	1,489,804	(63,070)	3,866	(59,204)	(246,323)
Asset position - Foreign currency	175,045	919,804	-	5,043	5,043	111,752
Liability position - Interbank Market	110,000	570,000	(63,070)	(1,177)	(64,247)	(358,075)
Other derivative financial instruments	5,079,649	5,309,798	70,084	(42,194)	27,890	224,621
Asset position	2,661,723	3,879,656	112,917	5,413	118,330	328,223
Foreign currency	478,846	49,164	1,008	8,275	9,283	3,761
Fixed rate	1,515,742	1,306,932	80,688	(13,886)	66,802	61,330
Securities	483,438	2,162,936	31,256	6,127	37,383	254,341
Other	183,697	360,624	(35)	4,897	4,862	8,791
Liability position	2,417,926	1,430,142	(42,833)	(47,607)	(90,440)	(103,602)
Commodities	-	1,623	-	-	-	(11)
Foreign currency	420,317	188,069	(10,506)	5,457	(5,049)	(36,289)
Fixed rate	79,200	81,155	(1,149)	(1,391)	(2,540)	(766)
Securities	1,597,575	1,007,816	(30,889)	(43,575)	(74,464)	(63,175)
Other	320,834	151,479	(289)	(8,098)	(8,387)	(3,361)

		ASSETS	14,088,815	5,573,800	19,662,615	26,290,693
		LIABILITY	(16,693,354)	(4,869,050)	(21,562,404)	(25,671,883)
		TOTAL	(2,604,539)	704,750	(1,899,789)	618,810

Derivative contracts mature as follows (in days):

Memorandum account / notional amount	0 - 30	31 - 180	181 - 365	Over 365	09/30/2017	09/30/2016
Futures	138,796,788	166,165,258	79,581,050	184,680,752	569,223,848	571,740,773
Swaps	16,748,803	84,083,569	90,625,227	327,818,363	519,275,962	445,942,146
Options	226,923,201	279,069,794	210,308,828	294,321,931	1,010,623,754	456,525,705
Forwards (onshore)	4,157,786	1,044,427	1,545,078	6,288	6,753,579	15,655,424
Credit derivatives	-	819,560	884,101	10,310,437	12,014,098	11,326,145
NDF - Non Deliverable Forward	63,545,944	156,569,693	46,080,512	16,422,377	282,618,526	255,534,976
Target flow of swap	-	-	285,045	-	285,045	1,489,804
Other derivative financial instruments	851,840	307,900	757,263	3,162,646	5,079,649	5,309,798

(*) The book value of futures considers only the amount payable or receivable related to the last day of the quarter.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	101

II - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	09/30/2017										09/30/2016
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Asset
Futures (*)	80,173	147,238	227,411	1.2	159,615	48,773	(12,800)	(1,194)	73,114	(40,097)	194,898
B3	80,173	147,520	227,693	1.2	159,615	48,987	(12,794)	(1,132)	73,114	(40,097)	194,898
Companies	-	(267)	(267)	0.0	-	(201)	(4)	(62)	-	-	-
Financial institutions	-	(15)	(15)	0.0	-	(13)	(2)	-	-	-	-
Swaps - adjustment receivable	4,336,256	4,808,267	9,144,523	46.4	175,982	224,931	421,934	901,452	1,409,871	6,010,353	12,566,365
B3	657,085	568,577	1,225,662	6.2	4,012	8,140	85,672	144,997	70,288	912,553	1,998,317
Companies	1,703,452	1,681,849	3,385,301	17.2	138,843	123,588	141,833	319,478	472,431	2,189,128	6,039,597
Financial institutions	1,821,529	2,129,576	3,951,105	20.1	29,179	88,983	193,083	327,049	711,352	2,601,459	4,244,461
Individuals	154,190	428,265	582,455	2.9	3,948	4,220	1,346	109,928	155,800	307,213	283,990
Option premiums	2,412,618	338,961	2,751,579	14.0	346,703	420,096	467,991	760,395	540,619	215,775	5,651,011
B3	1,127,827	182,920	1,310,747	6.7	237,466	187,751	286,191	343,475	190,346	65,518	2,155,325
Companies	411,158	(9,887)	401,271	2.0	13,682	32,190	67,431	132,474	99,116	56,378	541,441
Financial institutions	869,597	167,644	1,037,241	5.3	95,553	199,788	114,252	282,929	250,840	93,879	2,950,501
Individuals	4,036	(1,716)	2,320	0.0	2	367	117	1,517	317	-	3,744
Forwards (onshore)	3,337,092	10,316	3,347,408	17.1	2,913,804	208,288	200,234	19,282	5,437	363	3,161,775
B3	815,793	697	816,490	4.2	382,886	208,288	200,234	19,282	5,437	363	982,464
Companies	2,519,389	9,614	2,529,003	12.9	2,529,003	-	-	-	-	-	1,171,396
Financial institutions	1,910	5	1,915	0.0	1,915	-	-	-	-	-	1,007,915
Credit derivatives - Financial institutions	149,359	25,540	174,899	0.9	-	605	754	4,778	15,789	152,973	153,034
NDF - Non Deliverable Forward	3,660,400	233,022	3,893,422	19.8	588,975	1,400,940	667,880	562,656	484,635	188,336	4,123,635
B3	558,932	-	558,932	2.8	125,574	172,677	147,029	113,652	-	-	238,924
Companies	952,480	141,047	1,093,527	5.6	205,839	288,590	224,244	210,233	103,892	60,729	1,958,320
Financial institutions	2,148,256	91,473	2,239,729	11.4	257,038	939,555	296,531	238,273	380,725	127,607	1,921,959
Individuals	732	502	1,234	0.0	524	118	76	498	18	-	4,432
Target flow of swap - Companies	-	5,043	5,043	0.0	-	-	-	5,043	-	-	111,752
Other derivative financial instruments	112,917	5,413	118,330	0.6	2,806	5,160	2,069	6,471	17,066	84,758	328,223
Companies	32,229	19,297	51,526	0.3	2,783	5,160	2,069	5,448	14,470	21,596	266,894
Financial institutions	80,688	(13,886)	66,802	0.3	23	-	-	1,023	2,594	63,162	61,329
Individuals	-	2	2	0.0	-	-	-	-	2	-	-
Total	14,088,815	5,573,800	19,662,615	100.0	4,187,885	2,308,793	1,748,062	2,258,883	2,546,531	6,612,461	26,290,693
% per maturity term					21.3	11.7	8.9	11.5	13.0	33.6
Total - 09/30/2016	20,107,013	6,183,680	26,290,693	100.0	4,270,453	3,120,736	3,756,946	3,387,824	4,047,065	7,707,669
% per maturity term					16.2	11.9	14.3	12.9	15.4	29.3

(*) The book value of futures considers only the amount payable or receivable related to the last day of the quarter.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	102

	09/30/2017										09/30/2016
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Liabilities
Swaps - difference payable	(8,548,157)	(4,610,051)	(13,158,208)	61.1	(124,861)	(252,576)	(214,930)	(1,163,313)	(3,163,152)	(8,239,376)	(14,186,567)
B3	(723,413)	(914,815)	(1,638,228)	7.7	(18,840)	(46,807)	(20,392)	(135,460)	(204,222)	(1,212,507)	(1,706,140)
Companies	(1,531,711)	(558,195)	(2,089,906)	9.7	(38,672)	(123,966)	(66,275)	(357,762)	(311,639)	(1,191,592)	(2,662,975)
Financial institutions	(1,938,673)	(2,960,422)	(4,899,095)	22.7	(44,307)	(67,597)	(111,332)	(293,124)	(755,913)	(3,626,822)	(4,686,700)
Individuals	(4,354,360)	(176,619)	(4,530,979)	21.0	(23,042)	(14,206)	(16,931)	(376,967)	(1,891,378)	(2,208,455)	(5,130,752)
Option premiums	(1,941,750)	(291,651)	(2,233,401)	10.3	(176,886)	(371,137)	(392,044)	(634,820)	(512,833)	(145,681)	(5,688,119)
B3	(778,531)	(131,654)	(910,185)	4.2	(78,192)	(100,250)	(236,656)	(300,848)	(178,471)	(15,768)	(2,103,813)
Companies	(269,945)	(316,616)	(586,561)	2.7	(33,374)	(96,280)	(62,136)	(158,319)	(166,953)	(69,499)	(685,664)
Financial institutions	(884,029)	169,290	(714,739)	3.3	(65,231)	(170,346)	(92,811)	(170,479)	(159,167)	(56,705)	(2,874,384)
Individuals	(9,245)	(12,671)	(21,916)	0.1	(89)	(4,261)	(441)	(5,174)	(8,242)	(3,709)	(24,258)
Forwards (onshore)	(2,499,144)	(1,226)	(2,500,370)	11.6	(2,500,264)	-	(41)	(65)	-	-	(2,180,216)
B3	-	(572)	(572)	-	(466)	-	(41)	(65)	-	-	(931)
Companies	(2,497,234)	(653)	(2,497,887)	11.6	(2,497,887)	-	-	-	-	-	(1,171,114)
Financial institutions	(1,910)	(1)	(1,911)	-	(1,911)	-	-	-	-	-	(1,008,171)
Credit derivatives - Financial institutions	(134,489)	64,214	(70,275)	0.3	-	(441)	(391)	(1,570)	(3,763)	(64,110)	(140,358)
NDF - Non Deliverable Forward	(3,463,911)	18,448	(3,445,463)	16.0	(537,735)	(934,474)	(427,543)	(459,464)	(529,878)	(556,369)	(3,014,946)
B3	(439,737)	-	(439,737)	2.0	(103,042)	(101,556)	(127,062)	(108,077)	-	-	(256,092)
Companies	(675,764)	(45,255)	(721,019)	3.3	(170,478)	(255,098)	(110,617)	(110,512)	(49,238)	(25,076)	(752,547)
Financial institutions	(2,258,143)	(24,383)	(2,282,526)	10.7	(263,867)	(577,239)	(189,799)	(240,384)	(479,944)	(531,293)	(2,003,865)
Individuals	(90,267)	88,086	(2,181)	-	(348)	(581)	(65)	(491)	(696)	-	(2,442)
Target flow of swap - Companies	(63,070)	(1,177)	(64,247)	0.3	-	-	-	(64,247)	-	-	(358,075)
Other derivative financial instruments - Companies	(42,833)	(47,607)	(90,440)	0.4	(1,400)	(1,249)	(3,516)	(6,854)	(23,667)	(53,754)	(103,602)
Total	(16,693,354)	(4,869,050)	(21,562,404)	100.0	(3,341,146)	(1,559,877)	(1,038,465)	(2,330,333)	(4,233,293)	(9,059,290)	(25,671,883)
% per maturity term					15.5	7.3	4.8	10.8	19.6	42.0
Total - 09/30/2016	(22,048,564)	(3,623,319)	(25,671,883)	100.0	(3,207,111)	(1,932,661)	(2,548,636)	(2,909,569)	(3,581,670)	(11,492,236)
% per maturity term					12.5	7.5	9.9	11.3	14.0	44.8

At ITAÚ UNIBANCO HOLDING, market values related to Swap contract asset position totals R$ 24,231, involving Foreign Currency R$ 23,834 and Prefixed R$ 397 and are distributed over 365 days, in the liabilities position totaled (R$ 5,255,761) ((R$ 3.284.134) on September 30, 2016) involving Foreign Currency (R$ 1,785) and Prefixed (R$ 397), and are distributed over 365 days and involving Interbank Market (R$ 5,253,579) are distributed (R$ 1,493,446) from 91 to 180 days and (R$ 3,760,133) over 365 days, Option contracts involved Securities in asset position totaled R$ 23,156 distributed over 365 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	103

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	09/30/2017
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	NDF - Non Deliverable Forward	Target flow of swap	Other derivative financial instruments
B3	476,976,138	30,963,722	915,798,474	4,230,145	-	86,623,290	-	-
Over-the-counter market	92,247,710	488,312,240	94,825,280	2,523,434	12,014,098	195,995,236	285,045	5,079,649
Financial institutions	91,994,961	306,307,124	77,188,332	1,910	12,014,098	138,490,328	-	1,515,741
Companies	252,749	136,968,043	17,190,181	2,521,524	-	57,417,570	285,045	3,563,908
Individuals	-	45,037,073	446,767	-	-	87,338	-	-
Total	569,223,848	519,275,962	1,010,623,754	6,753,579	12,014,098	282,618,526	285,045	5,079,649
Total – 09/30/2016	571,740,773	445,942,146	456,525,705	15,655,424	11,326,145	255,534,976	1,489,804	5,309,798

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	104

IV - Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at their notional amounts, and their effect on the calculation of Required Reference Equity.

	09/30/2017			09/30/2016
	Notional amount	Notional amount of credit		Notional amount of	Notional amount of credit
	of credit	protection purchased with		credit protection	protection purchased with
	protection sold	identical underlying amount	Net position	sold	identical underlying amount	Net position
Credit swaps	(7,174,398)	4,839,700	(2,334,698)	(7,624,372)	3,701,773	(3,922,599)
Total	(7,174,398)	4,839,700	(2,334,698)	(7,624,372)	3,701,773	(3,922,599)

The effect on the reference equity (Note 3) was R$ 45,632 (R$ 295,869 at 09/30/2016).

During the period, there was no occurrence of a credit event as defined in the agreements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	105

V - Hedge accounting

The effectiveness computed for the hedge portfolio was in conformity with the provisions of BACEN Circular nº. 3,082 of January 30, 2002, and the following hedge accounting structures are established:

I)	Cash flow - the purpose of this hedge of ITAÚ UNIBANCO HOLDING CONSOLIDATED is to hedge cash flows of interest receipt and payment (CDB / Syndicated Loans / Assets Transactions / Funding and agreements to resell) and exposures to future exchange rate (anticipated transactions and unrecognized firm commitments) related to its variable interest rate risk (CDI / LIBOR/UF*/TPM*/Selic), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI CETIP Over, LIBOR/ UF*/ TPM* / Selic and foreign exchange rate.

*UF (Chilean Unit of Account) / TPM (Monetary Policy Rate).

	09/30/2017			09/30/2016
	Hedge Instrument		Hedge assets	Hedge Instruments		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Nominal value	Adjustment to market value (*)	Book value
Hedge of deposits and securities purchased under agreements to resell	73,452,219	(4,404,924)	70,799,533	90,335,376	(2,039,584)	91,555,883
Hedge of syndicated loan	1,267,200	(5,692)	1,267,200	6,817,020	(67,693)	6,817,020
Hedge of highly probable forecast transactions	249,631	(9,313)	236,451	24,646	(333)	24,646
Hedge of assets transactions	23,496,496	660,143	22,836,025	22,986,391	173,820	24,565,818
Hedge of Asset-backed Securities under Repurchase Agreements	29,618,694	707,932	28,937,245	-	-	-
Hedge of UF - denominated assets	9,240,838	2,469	9,240,838	6,495,249	(11,687)	6,495,249
Hedge of funding	5,018,508	38,496	5,018,508	3,740,959	(55,632)	3,740,959
Hedge of loan operations	1,031,178	(38,404)	1,031,178	1,133,056	26,759	1,133,056
Total		(3,049,293)			(1,974,350)

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in results in the following 12 months amount to R$ (1,524,891) (R$ 397,131 at 09/30/2016).

To hedge future cash flows of highly probable forecast transactions, arising from futures contracts in foreign currency, against exposure to future exchange rate, ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DDI Futures contracts and Dollar Purchase Options on B3; NDF (Non Deliverable Forward) contracts and currency swaps traded in the over-the-counter market.

To hedge future cash flows of futures receipts and payments against exposure to variable interest rate (CDI / LIBOR / TPM / UF / Selic), ITAÚ UNIBANCO HOLDING CONSOLIDATED negotiated DI futures contracts on B3, interest rate swap and Euro-Dollar Futures on Chicago Stock Exchange.

II)	Market risk – The hedging strategies against market risk of ITAÚ UNIBANCO HOLDING CONSOLIDATED consist of hedge of exposure to variation in market risk, in interest receipts, which are attributable to changes in interest rates related to recognized assets and liabilities.

	09/30/2017
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Adjustment to market value (*)
Hedge of loan operations	5,450,666	(73,215)	5,450,666	72,502
Hedge of available-for-sale securities	469,365	(29,197)	469,365	30,829
Hedge of syndicated loan	760,480	470	760,480	(470)
Hedge of funding	10,916,599	32,386	10,916,599	(25,429)
Total		(69,556)		77,432

	09/30/2016
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Adjustment to market value (*)
Hedge of loan operations	2,932,426	(110,993)	2,932,426	109,219
Hedge of available-for-sale securities	489,810	(15,451)	489,810	17,434
Hedge of funding	8,120,486	(47,815)	8,120,486	33,372
Total		(174,259)		160,025

(*) Recorded under heading Results from Securities and Derivative Financial Instruments.

To protect against market risk variation upon receipt and payment of interest, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses interest rate swap contracts. Hedge items refer to prefixed assets and liabilities denominated in Chilean Unit of Account – CLF, and denominated in Euros and dollars, issued by subsidiaries in Chile and London, respectively, maturing between 2017 and 2035.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	106

III)	Hedge of net investment in foreign operations – ITAÚ UNIBANCO HOLDING CONSOLIDATED's strategy of net investments in foreign operations consist of a hedge of the exposure in foreign currency arising from the functional currency of foreign operations, compared to the functional currency of the head office.

	09/30/2017			09/30/2016
	Hedge instrument		Hedge assets	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Nominal value	Adjustment to market value (*)	Book value
Hedge of net investment in foreign operations (*)	21,062,579	(2,040,014)	12,091,248	21,053,389	(2,477,435)	12,079,108
Total		(2,040,014)			(2,477,435)

(*) Recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

To hedge the changes of future cash flows of exchange variation of net investments in foreign operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED uses DDI Futures contracts traded on B3, Financial Assets and Forward contracts or NDF contracts entered into by our subsidiaries abroad.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income upon the total or partial disposal of investments.

IV)	We present below the maturity terms of cash flow hedge and market risk hedge strategies:

	09/30/2017
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	36,112,495	12,069,457	8,836,020	14,483,218	141,001	1,810,028	-	73,452,219
Hedge of syndicated loan	1,267,200	-	-	-	-	-	-	1,267,200
Hedge of highly probable anticipated transactions	155,969	93,662	-	-	-	-	-	249,631
Hedge of loans	16,232,337	6,026,776	-	1,237,383	-	-	-	23,496,496
Hedge of assets denominated in UF	7,389,478	1,567,713	235,057	24,795	23,795	-	-	9,240,838
Hedge of funding (Cash flow)	1,516,462	689,797	711,121	789,969	483,998	827,161	-	5,018,508
Hedge of loan operations (Cash flow)	-	-	24,795	49,590	138,852	817,941	-	1,031,178
Hedge of loan operations (Market risk)	243,408	195,378	404,248	1,236,930	1,405,410	600,354	1,364,938	5,450,666
Hedge of syndicated loan (Market risk)	-	760,480	-	-	-	-	-	760,480
Hedge of funding (Market risk)	2,897,327	3,575,723	606,448	342,461	-	1,150,105	2,344,535	10,916,599
Hedge of available-for-sale securities	-	-	216,879	-	-	252,486	-	469,365
Asset-backed securities under repurchase agreements	152,588	24,725,060	3,951,900	571,100	-	218,046	-	29,618,694
Hedge of net investment in foreign operations (*)	21,062,579	-	-	-	-	-	-	21,062,579
Total	87,029,843	49,704,046	14,986,468	18,735,446	2,193,056	5,676,121	3,709,473	182,034,453

(*) Classified as current, since instruments are frequently renewed.

	09/30/2016
Strategies	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and securities purchased under agreements to resell	33,947,497	31,808,438	10,290,361	6,809,365	7,353,803	125,912	-	90,335,376
Hedge of syndicated loan	5,518,540	1,298,480	-	-	-	-	-	6,817,020
Hedge of highly probable anticipated transactions	24,646	-	-	-	-	-	-	24,646
Hedge of loans	4,627,346	13,544,676	3,882,167	-	932,202	-	-	22,986,391
Hedge of assets denominated in UF	4,833,138	77,125	1,584,986	-	-	-	-	6,495,249
Hedge of funding (Cash flow)	-	1,508,817	74,010	520,044	382,878	1,255,210	-	3,740,959
Hedge of loan operations (Cash flow)	124,978	-	-	24,670	49,340	934,068	-	1,133,056
Hedge of loan operations (Market risk)	-	66,581	116,482	31,000	-	352,988	2,365,375	2,932,426
Hedge of funding (Market risk)	912,670	2,711,065	2,538,452	578,072	200,807	428,954	750,466	8,120,486
Hedge of available-for-sale securities	-	-	-	226,326	-	263,484	-	489,810
Hedge of net investment in foreign operations (*)	21,053,389	-	-	-	-	-	-	21,053,389
Total	71,042,204	51,015,182	18,486,458	8,189,477	8,919,030	3,360,616	3,115,841	164,128,808

(*) Classified as current, since instruments are frequently renewed.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	107

h)	Changes in adjustments to unrealized (*) market value for the period

	01/01 to	01/01 to
	09/30/2017	09/30/2016
Opening balance	(411,104)	(5,901,210)
Adjustments with impact on:
Results	(3,158,755)	2,380,095
Trading securities	518,189	1,983,296
Derivative financial instruments (**)	(3,676,944)	396,799
Stockholders’ equity	1,263,969	1,840,199
Available-for-sale	1,925,417	3,609,740
Accounting hedge – derivative financial instruments - Futures	(661,448)	(1,769,541)
Closing balance	(2,305,890)	(1,680,916)
Adjustment to market value	(2,305,890)	(1,680,916)
Trading securities	987,230	873,758
Available-for-sale securities	1,091,437	(663,250)
Derivative financial instruments	(4,384,557)	(1,891,424)
Trading securities (**)	704,750	2,560,361
Accounting hedge - Futures	(5,089,307)	(4,451,785)

(*) The term unrealized in the context of Circular nº. 3,068 of 11/08/2001, of the Central Bank means not converted into cash.

(**) Changes were made in balances at September 30, 2016 aiming at allowing better comparability.

i)	Realized gain of securities portfolio and derivatives financial instruments and foreign exchange variation on investments abroad

	01/01 to	01/01 to
	09/30/2017	09/30/2016
Gain (loss) – trading securities	1,866,543	1,152,824
Gain (loss) – available-for-sale securities	258,152	(429,011)
Gain (loss) – derivatives	9,390,108	4,478,390
Gain (loss) – foreign exchange variations on investments abroad	(1,617,197)	(9,914,898)
Total	9,897,606	(4,712,695)

During the period ended 09/30/2017, ITAÚ UNIBANCO HOLDING recognized impairment expenses of R$ 790,815 with on Available-for-sale securities in the amount R$ 502,355 and Held-to-maturity financial assets in the amount of R$ 288,460. Total loss, net of reversals, amounted to R$ 576,637 (R$ 268,824 of loss at 09/30/2016) and was recorded in the statement of income in line item Securities and derivative financial instruments.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	108

j)	Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction nº. 475, ITAÚ UNIBANCO HOLDING CONSOLIDATED carried out a sensitivity analysis by market risk factors considered relevant. The biggest losses arising, by risk factor, in each scenario, were stated together with their impact on the results, net of tax effects, by providing an overview of ITAÚ UNIBANCO HOLDING CONSOLIDATED’s exposure under exceptional scenarios.

The sensitivity analyses of the banking and the trading portfolio shown in this report are an evaluation of a static position of the portfolio exposure and, therefore, do not consider management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity to significant losses. In addition, the study's sole purpose is to disclose the exposure to risk and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Trading portfolio	Exposures	09/30/2017 (*)
		Scenarios
Risk factors	Risk of variations in:	I	II	III
Interest Rate	Fixed Income Interest Rates in Reais	(339)	(123,669)	(144,841)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(462)	(30,175)	(59,578)
Foreign Exchange Rates	Prices of Foreign Currencies	(6,242)	168,243	209,425
Price Index Linked	Interest of Inflation coupon	(251)	(31,801)	(50,605)
TR	TR Linked Interest Rates	-	(1)	(1)
Equities	Prices of Equities	365	14,033	18,646
Other	Exposures that do not fall under the definitions above	(15)	3,783	7,795
Total		(6,944)	413	(19,159)

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	09/30/2017 (*)
		Scenarios
Risk factors	Risk of variations in:	I	II	III
Interest Rate	Fixed Income Interest Rates in Reais	(7,633)	(1,538,516)	(2,929,950)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	(1,630)	(279,933)	(531,355)
Foreign Exchange Rates	Prices of Foreign Currencies	(7,695)	147,528	181,355
Price Index Linked	Interest of Inflation coupon	(2,623)	(242,433)	(451,076)
TR	TR Linked Interest Rates	529	(117,918)	(277,812)
Equities	Prices of Equities	5,145	(103,746)	(213,366)
Other	Exposures that do not fall under the definitions above	8	7,342	16,754
Total		(13,899)	(2,127,676)	(4,205,450)

(*) Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

•	Scenario I: Addition of 1 base point in interest fixed rates, currency coupon, inflation and interest rate index, and 1 percentage point in currency and share prices;

•	Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, for both growth and decline, considering the highest possible resulting losses per risk factor;

•	Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes and currency and share prices, for both growth and decline, considering the highest possible resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING CONSOLIDATED are shown in the item Derivative financial instruments in this note.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	109

Note 8 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	09/30/2017										09/30/2016
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	192,990,609	101,814,523	41,297,283	18,299,262	9,060,508	8,067,427	6,638,972	3,928,497	10,335,166	392,432,247	415,295,777
Loans and discounted trade receivables	72,696,240	83,331,921	31,697,041	14,035,713	7,077,442	6,074,604	4,758,753	3,394,570	9,157,924	232,224,208	244,719,970
Financing	53,649,172	11,088,221	7,318,814	3,190,305	1,445,481	1,079,201	1,398,745	297,778	700,750	80,168,467	90,139,902
Farming and agribusiness financing	6,749,122	884,245	388,936	87,571	167,048	141,255	1,802	2,354	21,291	8,443,624	9,736,121
Real estate financing	59,896,075	6,510,136	1,892,492	985,673	370,537	772,367	479,672	233,795	455,201	71,595,948	70,699,784

Lease operations	2,172,844	3,453,239	1,016,726	329,971	182,098	61,417	104,728	64,923	155,049	7,540,995	9,233,739

Credit card operations	-	53,779,730	2,193,837	1,547,280	715,784	474,137	484,064	496,302	2,850,890	62,542,024	61,152,562

Advance on exchange contracts (1)	2,057,098	627,487	1,251,138	99,058	49,774	36,600	109,889	-	135	4,231,179	5,422,416

Other sundry receivables (2)	123,340	582,603	1,273	23,822	2,428	407	8,483	9,757	332,390	1,084,503	4,222,807

Total operations with credit granting characteristics	197,343,891	160,257,582	45,760,257	20,299,393	10,010,592	8,639,988	7,346,136	4,499,479	13,673,630	467,830,948	495,327,301
Financial Guarantees Provided (3)										71,253,053	72,416,885
Total with Financial Guarantees Provided	197,343,891	160,257,582	45,760,257	20,299,393	10,010,592	8,639,988	7,346,136	4,499,479	13,673,630	539,084,001	567,744,186
Total – 09/30/2016	226,297,330	153,206,916	47,675,223	21,073,072	10,364,066	8,629,208	7,161,884	4,458,191	16,461,411	495,327,301

(1) Includes Advances on exchange contracts and Income receivable from advances granted, reclassified from Liabilities – Foreign exchange portfolio / Other receivables (Note 2a);

(2) Includes Securities and credits receivable, Debtors for purchase of assets and Financial Guarantees Provided paid;

(3) Recorded in Memorandum Accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	110

II – By maturity and risk level

	09/30/2017										09/30/2016
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1) (2)
Falling due installments	-	-	1,989,528	1,999,139	1,485,947	1,228,587	1,277,373	1,290,433	3,924,483	13,195,490	15,152,484
01 to 30	-	-	76,567	83,210	57,114	57,180	61,044	41,203	171,773	548,091	662,731
31 to 60	-	-	58,809	62,252	47,440	48,909	55,282	33,416	140,214	446,322	627,105
61 to 90	-	-	56,923	63,713	48,172	50,655	54,768	37,452	146,685	458,368	639,482
91 to 180	-	-	172,981	175,420	133,587	109,400	109,435	104,534	406,994	1,212,351	1,499,078
181 to 365	-	-	247,231	311,270	238,506	177,127	170,242	178,441	694,237	2,017,054	2,504,679
Over 365	-	-	1,377,017	1,303,274	961,128	785,316	826,602	895,387	2,364,580	8,513,304	9,219,409
Overdue installments	-	-	1,019,308	1,110,041	976,198	833,689	1,089,698	1,136,750	5,991,187	12,156,871	16,114,996
01 to 14	-	-	7,265	32,025	25,786	17,158	14,914	15,205	69,123	181,476	227,918
15 to 30	-	-	836,424	173,054	87,061	60,617	55,391	39,887	282,275	1,534,709	1,605,445
31 to 60	-	-	175,619	734,525	172,346	117,993	95,991	97,116	235,776	1,629,366	2,055,817
61 to 90	-	-	-	147,768	640,190	111,732	159,112	101,340	298,318	1,458,460	1,507,111
91 to 180	-	-	-	22,669	50,815	486,940	721,530	804,080	1,324,567	3,410,601	5,466,882
181 to 365	-	-	-	-	-	39,249	42,760	79,122	3,668,616	3,829,747	4,976,855
Over 365	-	-	-	-	-	-	-	-	112,512	112,512	274,968
Subtotal	-	-	3,008,836	3,109,180	2,462,145	2,062,276	2,367,071	2,427,183	9,915,670	25,352,361	31,267,480
Specific allowance	-	-	(30,088)	(93,275)	(246,215)	(618,683)	(1,183,536)	(1,699,028)	(9,915,670)	(13,786,495)	(18,267,636)
Subtotal - 09/30/2016	-	-	3,316,855	3,374,383	2,739,713	2,273,687	3,172,795	2,664,288	13,725,759	31,267,480
	Non-Overdue Operations
Falling due installments	196,756,548	158,978,466	42,357,502	16,990,498	7,425,562	6,390,881	4,887,505	2,054,892	3,718,143	439,559,997	461,046,005
01 to 30	14,506,570	34,099,711	6,373,225	3,026,423	1,055,190	508,912	807,608	317,819	392,260	61,087,718	65,068,945
31 to 60	15,258,795	14,142,919	3,687,991	1,064,977	361,960	166,355	699,606	250,469	278,482	35,911,554	37,240,311
61 to 90	8,401,691	10,132,253	2,937,685	811,324	360,502	285,168	170,454	138,117	111,678	23,348,872	24,302,453
91 to 180	17,519,821	18,931,402	5,392,014	2,085,319	509,092	248,089	225,041	96,470	293,921	45,301,169	46,660,156
181 to 365	25,775,780	18,754,625	5,877,905	2,256,515	769,491	694,213	435,311	213,828	463,553	55,241,221	59,550,626
Over 365	115,293,891	62,917,556	18,088,682	7,745,940	4,369,327	4,488,144	2,549,485	1,038,189	2,178,249	218,669,463	228,223,514
Overdue up to 14 days	587,343	1,279,116	393,919	199,715	122,885	186,831	91,560	17,404	39,817	2,918,590	3,013,816
Subtotal	197,343,891	160,257,582	42,751,421	17,190,213	7,548,447	6,577,712	4,979,065	2,072,296	3,757,960	442,478,587	464,059,821
Generic allowance	-	(801,288)	(427,514)	(515,706)	(754,845)	(1,973,314)	(2,489,533)	(1,450,607)	(3,757,960)	(12,170,767)	(10,395,599)
Subtotal - 09/30/2016	226,297,330	153,206,916	44,358,368	17,698,689	7,624,353	6,355,521	3,989,089	1,793,903	2,735,652	464,059,821
Grand total	197,343,891	160,257,582	45,760,257	20,299,393	10,010,592	8,639,988	7,346,136	4,499,479	13,673,630	467,830,948	495,327,301
Existing allowance	-	(801,288)	(457,602)	(608,981)	(1,001,060)	(6,315,258)	(7,345,402)	(4,499,029)	(13,673,630)	(36,629,564)	(39,102,884)
Minimum allowance required	-	(801,288)	(457,602)	(608,981)	(1,001,060)	(2,591,997)	(3,673,069)	(3,149,635)	(13,673,630)	(25,957,262)	(28,663,235)
Additional allowance included
Financial Guarantees Provided	-	-	-	-	-	(3,723,261)	(3,672,333)	(1,349,394)	-	(10,672,302)	(10,439,649)
Financial Guarantees Provided	-	-	-	-	-	-	-	-	-	(1,927,314)	(1,033,752)
Additional allowance (3)	-	-	-	-	-	(3,723,261)	(3,672,333)	(1,349,394)	-	(8,744,988)	(9,405,897)
Existing allowance	-	(801,288)	(457,602)	(608,981)	(1,001,060)	(8,242,572)	(7,345,402)	(4,499,029)	(13,673,630)	(36,629,564)	(39,102,884)
Provision - delay(4)	-	-	(30,088)	(81,416)	(173,836)	(375,404)	(699,833)	(1,082,640)	(7,549,944)	(9,993,161)	(13,173,789)
Provision - aggravated(5)	-	(15,993)	(11,052)	(102,183)	(297,793)	(1,243,542)	(1,794,569)	(1,443,853)	(4,757,877)	(9,666,862)	(9,333,509)
Provision - potencial(3)	-	(785,295)	(416,462)	(425,382)	(529,431)	(6,623,626)	(4,851,000)	(1,972,536)	(1,365,809)	(16,969,541)	(16,595,586)
Grand total - 09/30/2016	226,297,330	153,206,916	47,675,223	21,073,072	10,364,066	8,629,208	7,161,884	4,458,191	16,461,411	495,327,301
Existing allowance	-	(766,035)	(476,752)	(632,192)	(1,036,407)	(7,077,422)	(7,161,167)	(4,457,746)	(16,461,411)	(39,102,884)
Minimum allowance required	-	(766,035)	(476,752)	(632,192)	(1,036,407)	(2,588,762)	(3,580,942)	(3,120,734)	(16,461,411)	(28,663,235)
Additional allowance included
Financial Guarantees Provided	-	-	-	-	-	(4,488,660)	(3,580,225)	(1,337,012)	-	(10,439,649)
Financial Guarantees Provided (6)	-	-	-	-	-	-	-	-	-	(1,033,752)
Additional allowance (3)	-	-	-	-	-	(4,488,660)	(3,580,225)	(1,337,012)	-	(9,405,897)
Existing allowance	-	(766,035)	(476,752)	(632,192)	(1,036,407)	(8,111,174)	(7,161,167)	(4,457,746)	(16,461,411)	(39,102,884)
Provision - delay(4)	-	-	(33,168)	(90,256)	(181,596)	(431,027)	(812,666)	(1,211,173)	(10,413,903)	(13,173,789)
Provision - aggravated(5)	-	(19,244)	(12,184)	(81,266)	(242,473)	(854,050)	(1,660,913)	(1,428,253)	(5,035,126)	(9,333,509)
Provision - potencial(3)	-	(746,791)	(431,400)	(460,670)	(612,338)	(6,826,097)	(4,687,588)	(1,818,320)	(1,012,382)	(16,595,586)

(1)	Operations with overdue installments for more than 14 days or under control of administrators or in companies in the process of declaring bankruptcy;
(2)	The balance of non-accrual operations amounts to R$ 17,891,440 (R$ 22,684,050 at 09/30/2016);
(3)	Related to expected and potential loss;
(4)	Provisions for delay, as required by BACEN, related to the minimum provision required for overdue operations, in accordance with CMN Resolution nº. 2.682/1999;
(5)	Provisions for credits with aggravation of risk above the minimum required by BACEN for overdue operations and also provisions for credits that were renegotiated;
(6)	Provision for financial guarantees provided, recorded in liabilities in accordance with Resolution nº. 4,512/2016 of the National Monetary Council (CMN) and Circular Letter nº. 3,782/2016 of the Central Bank of Brazil. The amount on September 30, 2016 was reclassified for comparison purposes.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	111

III – By business sector

	09/30/2017%		09/30/2016%
Public Sector	2,402,833	0.5%	2,966,308	0.6%
Energy	610,689	0.1%	192,045	0.1%
Petrochemical and chemical	1,362,364	0.3%	2,601,712	0.5%
Sundry	429,780	0.1%	172,551	0.0%
Private sector	465,428,115	99.5%	492,360,993	99.4%
Companies	236,693,313	50.6%	261,430,998	52.8%
Sugar and alcohol	7,382,877	1.6%	8,891,325	1.8%
Agribusiness and fertilizers	14,291,845	3.1%	14,499,200	2.9%
Food and beverage	11,077,820	2.4%	11,611,761	2.3%
Banks and other financial institutions	7,638,541	1.6%	9,460,166	1.9%
Capital assets	4,350,926	0.9%	4,940,922	1.0%
Pulp and paper	2,785,432	0.6%	2,793,438	0.6%
Publishing and printing	882,221	0.2%	941,121	0.2%
Electronic and IT	3,635,602	0.8%	3,470,555	0.7%
Packaging	1,885,513	0.4%	2,067,347	0.4%
Energy and sewage	9,214,215	2.0%	8,079,343	1.6%
Education	1,680,237	0.4%	1,691,317	0.3%
Pharmaceuticals and cosmetics	4,416,529	0.9%	4,215,290	0.9%
Real estate agents	19,846,894	4.2%	23,416,721	4.7%
Entertainment and tourism	4,179,601	0.9%	4,636,018	0.9%
Wood and furniture	2,335,674	0.5%	2,718,157	0.5%
Construction materials	4,544,249	1.0%	5,185,785	1.0%
Steel and metallurgy	7,195,064	1.5%	8,365,699	1.7%
Media	588,547	0.1%	688,735	0.1%
Mining	5,675,534	1.2%	4,960,103	1.0%
Infrastructure work	8,679,948	1.9%	7,942,510	1.6%
Oil and gas (*)	4,322,897	0.9%	5,470,742	1.1%
Petrochemical and chemical	6,594,083	1.4%	8,606,383	1.7%
Health care	2,117,286	0.5%	2,493,248	0.5%
Insurance, reinsurance and pension plans	47,359	0.0%	47,058	0.0%
Telecommucations	1,370,725	0.3%	1,267,440	0.3%
Third sector	2,602,307	0.6%	3,398,893	0.7%
Trading	1,280,258	0.3%	1,478,534	0.3%
Transportation	12,356,725	2.6%	12,523,009	2.5%
Domestic appliances	1,698,920	0.4%	1,730,970	0.3%
Vehicles and autoparts	12,505,244	2.7%	13,646,918	2.8%
Clothing and shoes	4,317,902	0.9%	4,523,263	0.9%
Commerce - sundry	13,195,917	2.8%	15,978,358	3.2%
Industry - sundry	7,081,680	1.5%	7,398,353	1.5%
Sundry services	32,617,348	7.0%	36,663,636	7.4%
Sundry	12,297,393	2.5%	15,628,680	3.2%
Individuals	228,734,802	48.9%	230,929,995	46.6%
Credit cards	61,637,409	13.2%	60,191,606	12.2%
Real estate financing	59,942,847	12.8%	57,623,963	11.6%
Consumer loans / overdraft	92,373,071	19.7%	95,100,171	19.2%
Vehicles	14,781,475	3.2%	18,014,255	3.6%
Grand total	467,830,948	100.0%	495,327,301	100.0%

(*) Comprises trade of fuel.

IV - Financial guarantees provided by type

	09/30/2017		09/30/2016 (*)
Type of guarantees	Portfolio	Provision	Portfolio	Provision
Endorsements or sureties pledged in legal and administrative tax proceedings	35,568,027	(883,702)	31,767,699	(181,874)
Sundry bank guarantees	25,334,804	(857,463)	30,548,933	(660,124)
Other financial guarantees provided	4,412,571	(115,005)	5,241,635	(115,899)
Tied to the distribution of marketable securities via a Public Offering	1,430,600	(396)	-	-
Restricted to bids, auctions, service provision or execution of works	3,661,848	(63,966)	3,669,964	(57,701)
Restricted to supply of goods	630,939	(5,666)	788,242	(3,890)
Restricted to international trade of goods	214,264	(1,116)	400,412	(14,264)
Total	71,253,053	(1,927,314)	72,416,885	(1,033,752)

(*) The breakdown of balances as at 09/30/2016 was adjusted to conform to the new classification requirement set out by the Regulator.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	112

b)	Credit concentration

	09/30/2017		09/30/2016
Loan, lease and other credit operations (*)	Risk	% of total	Risk	% of total
Largest debtor	4,671,465	0.9	4,080,676	0.7
10 largest debtors	28,460,344	5.3	31,716,040	5.6
20 largest debtors	44,739,250	8.3	48,563,908	8.6
50 largest debtors	72,178,636	13.4	80,974,052	14.3
100 largest debtors	97,438,020	18.1	109,131,046	19.2

(*) Amounts include financial guarantees provided.

	09/30/2017		09/30/2016
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of total	Risk	% of total
Largest debtor	6,759,902	1.1	8,051,033	1.2
10 largest debtors	39,507,588	6.4	46,431,527	7.0
20 largest debtors	64,688,227	10.5	74,938,508	11.4
50 largest debtors	104,679,894	17.0	118,925,012	18.0
100 largest debtors	138,600,788	22.5	156,514,699	23.7

(*) Amounts include financial guarantees provided.

c)	Changes in allowance for loan losses and Provision for Financial Guarantees Pledged

	01/01 to	01/01 to
	09/30/2017	09/30/2016
Opening balance	(37,431,102)	(34,078,208)
Balance arising from the merger with Corpbanca (Note 2c)	-	(2,282,754)
Adjustments arising from the first-time adoption of Resolution nº. 4,512/16.	(401,640)	-
Net increase for the period	(14,544,307)	(19,437,051)
Required by Resolution nº. 2,682/99	(14,713,293)	(19,982,586)
Required by Resolution nº. 4,512/16	(80,230)	-
Additional allowance (1)	249,216	545,535
Others	6,707	-
Write-Off	15,545,362	16,287,685
Exchange variation	195,416	407,444
Closing balance (2)	(36,629,564)	(39,102,884)
Required by Resolution nº. 2,682/99	(25,957,262)	(28,663,235)
Specific allowance (3)	(13,786,495)	(18,267,636)
Generic allowance (4)	(12,170,767)	(10,395,599)
Additional allowance included Provision for Financial Guarantees Provided	(10,672,302)	(10,439,649)
Provision for Financial Guarantees Provided (5)	(1,927,314)	(1,033,752)
Additional allowance (1)	(8,744,988)	(9,405,897)
Existing allowance	(36,629,564)	(39,102,884)
Provision delay	(9,993,161)	(13,173,789)
Provision aggravated	(9,666,862)	(9,333,509)
Provision potential	(16,969,541)	(16,595,586)

(1)	Refers to the provision in excess of the minimum required percentage by CMN Resolution nº. 2,682 of December 21, 1999;
(2)	The allowance for loan losses related to the lease portfolio amounts to: R$ (326,688) (R$ (364,964) at 09/30/2016);
(3)	Operations with overdue installments for more than 14 days or under responsibility of administrators or companies in the process of declaring bankruptcy;
(4)	For operations not covered in the previous item due to the classification of the client or operation;
(5)	Provision for financial guarantees provided, recorded in liabilities in accordance with Resolution nº. 4,512/2016 of the National Monetary Council (CMN) and Circular Letter nº. 3,782/2016 of the Central Bank of Brazil. The amount on September 30, 2016 was reclassified for comparison purposes.

At 09/30/2017, the balance of the allowance in relation to the loan portfolio is equivalent to 7.8% (7.9% at 09/30/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	113

d)	Recovery and renegotiation of credits

	09/30/2017			09/30/2016
	Portfolio (1)	Allowance for Loan Losses	%	Portfolio (1)	Allowance for Loan Losses	%
Total renegotiated loans	26,420,184	(10,626,248)	40.2%	25,340,202	(11,190,247)	44.2%
(-) Renegotiated loans overdue up to 30 days(2)	(9,089,917)	2,087,170	23.0%	(7,723,703)	2,181,671	28.2%
Renegotiated loans overdue over 30 days(2)	17,330,267	(8,539,078)	49.3%	17,616,499	(9,008,576)	51.1%

(1)	The amounts related to renegotiated loans up to 30 days of the Lease Portfolio are: R$ 154,975 (R$ 229,073 at September 30, 2016);
(2)	Delays determined upon renegotiation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	114

e)	Restricted operations on assets

See below the information related to the restricted operations involving assets, in accordance with CMN Resolution nº. 2,921, of January 17, 2002.

	09/30/2017					01/01 to 09/30/2017	09/30/2016	01/01 to 09/30/2016
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Income (expenses)	Total	Income (expenses)
Restricted operations on assets
Loan operations	-	26,043	493	2,376,000	2,402,536	102,884	393,759	313
Liabilities - restricted operations on assets
Foreign borrowing through securities	-	26,041	491	2,376,000	2,402,532	(103,111)	361,805	6,451
Net revenue from restricted operations						(227)		6,764

At 09/30/2017 and 09/30/2016 there were no balances in default.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	115

f)	Operations of sale or transfers and acquisition of financial assets

I -	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with the current regulations, together at that time with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not, the amount of whereby the bank assumes joint obligations, at 09/30/2017 where the entity substantially retained the related risks and benefits, is R$ 113,368 (R$ 143,615 at 09/30/2016), composed of real estate financing of R$ 103,637 (R$ 132,072 at 09/30/2016) and farming financing of R$ 9,731 (R$ 11,543 at 09/30/2016).

ll -	Beginning in January 2012, as provided for by CMN Resolution nº. 3,533/08, of January 31, 2008 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sales or transfers of financial assets.

The breakdown of financial assets sale or transfer transactions with risk and benefit retention is presented below.

	09/30/2017				09/30/2016
	Assets		Liabilities (1)		Assets		Liabilities (1)
Nature of operation	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage Loan	2,493,804	2,450,114	2,485,490	2,441,800	2,606,713	2,526,941	2,604,425	2,524,653
Working capital	2,709,312	2,709,312	2,632,812	2,632,812	2,777,260	2,777,260	2,776,723	2,776,723
Vehicles (2)	-	-	2,741	2,741	-	-	4,858	4,858
Companies - loan (2)	-	-	5,090	5,090	-	-	9,024	9,024
Total	5,203,116	5,159,426	5,126,133	5,082,443	5,383,973	5,304,201	5,395,030	5,315,258

(1)	Under Other sundry liabilities;
(2)	Assignment of operations that had already been written down to losses.

The sale or transfer transactions involving financial assets that posted loss, with no retention of risk if benefits affected the result of the period by R$ 38,024 (R$ 59,099 from January 1 to September 30, 2016).

The sale or transfer transactions involving financial assets of the active portfolio, with no retention of risks and benefits, totaled R$ 997,094 (R$ 2,943,538 at September 30, 2016) with effect on the result for the period of R$ 107,677 (R$ (6,341) from January 1 to September 30, 2016), net of the Allowance for Loan Losses.

As at September 30, 2017, financial assets were transferred without retention of risks and rewards between related companies in connection with those transactions whose likelihood of recovery was considered by Management as remote.

The portfolio, in the amount of R$ 10,556,672 fully written down to losses, was realized for the amount of R$ 141,565 according to an external appraisal report. The transaction did not have impact on the consolidated results.

There were no acquisitions of loan portfolios with the retention of assignor’s risks during of period of 2017 (R$ 393,328 at 09/30/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	116

Note 9 - Foreign exchange portfolio

	09/30/2017	09/30/2016
Assets - other receivables	62,789,180	53,956,199
Exchange purchase pending settlement – foreign currency	31,278,565	29,368,674
Bills of exchange and term documents – foreign currency	5,628	2,570
Exchange sale rights – local currency	32,019,218	24,946,664
(Advances received) – local currency	(514,231)	(361,709)
Liabilities – other liabilities (Note 2a)	63,353,061	55,117,010
Exchange sales pending settlement – foreign currency	32,394,707	25,533,316
Liabilities from purchase of foreign currency – local currency	30,787,744	29,416,556
Other	170,610	167,138
Memorandum accounts	1,207,834	1,665,787
Outstanding import credits – foreign currency	755,452	1,047,553
Confirmed export credits – foreign currency	452,382	618,234

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	117

Note 10 – Funding, borrowing and onlending

a)	Summary

	09/30/2017						09/30/2016
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	199,413,750	28,580,524	21,159,582	110,750,432	359,904,288	39.2	308,598,832	34.4
Deposits received under securities repurchase agreements	214,298,494	22,596,152	17,024,198	83,032,539	336,951,383	36.7	360,336,527	40.1
Funds from acceptance and issuance of securities	6,915,780	23,388,580	21,856,050	54,477,840	106,638,250	11.6	90,963,335	10.1
Borrowing and onlending	8,121,004	17,767,543	14,767,408	25,662,333	66,318,288	7.2	80,280,438	8.9
Subordinated debt	1,709,946	8,171,864	1,338,445	37,185,720	48,405,975	5.3	58,732,101	6.5
Total	430,458,974	100,504,663	76,145,683	311,108,864	918,218,184		898,911,233
% per maturity term	46.9	10.9	8.3	33.9
Total – 09/30/2016	378,047,003	96,553,272	70,837,954	353,473,004	898,911,233
% per maturity term	42.1	10.7	7.9	39.3

b)	Deposits

	09/30/2017						09/30/2016
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	58,609,115	-	-	-	58,609,115	18.2	60,286,011	19.5
Savings accounts	112,249,257	-	-	-	112,249,257	31.1	104,850,334	34.0
Interbank	663,382	433,055	676,137	358,373	2,130,947	0.7	3,939,859	1.3
Time deposits	27,889,464	28,147,469	20,483,445	110,392,059	186,912,437	50.0	139,522,628	45.2
Other deposits	2,532	-	-	-	2,532	0.0	-	0.0
Total	199,413,750	28,580,524	21,159,582	110,750,432	359,904,288		308,598,832
% per maturity term	55.4	7.9	5.9	30.8
Total – 09/30/2016	205,410,965	27,528,076	13,655,358	62,004,433	308,598,832
% per maturity term	66.6	8.9	4.4	20.1

In ITAÚ UNIBANCO HOLDING, the portfolio is composed of Interbank Deposits with maturity within 0 to 30 days amouting to R$ 9,504,595, with maturity within 31 to 180 days amouting to R$ 7,816,641 (R$ 1,657,929 at 09/30/2016), 181 to 365 days amouting to (R$ 8,339,167 at 09/30/2016) and over 365 days amounting to R$ 4,798,816 (R$ 3,012,029 at 09/30/2016), totaling R$ 22,120,052 (R$ 13,009,125 at 09/30/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	118

c)	Deposits received under securities repurchase agreements

	09/30/2017						09/30/2016
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Own portfolio	33,043,624	17,204,988	14,604,683	37,593,406	102,446,701	30.4	167,388,458	46.5
Government securities	23,398,799	4,414	-	441	23,403,654	6.9	18,120,165	5.0
Corporate Securities	5,106,855	517	-	31,606	5,138,978	1.5	3,034,164	0.8
Own issue	4,217,859	17,189,112	14,604,683	37,561,359	73,573,013	21.9	145,781,649	40.6
Foreign	320,111	10,945	-	-	331,056	0.1	452,480	0.1
Third-party portfolio	169,533,676	-	-	-	169,533,676	50.3	126,876,109	35.2
Free portfolio	11,721,194	5,391,164	2,419,515	45,439,133	64,971,006	19.3	66,071,960	18.3
Total	214,298,494	22,596,152	17,024,198	83,032,539	336,951,383		360,336,527
% per maturity term	63.6	6.7	5.1	24.6
Total – 09/30/2016	163,599,575	25,224,102	19,907,183	151,605,667	360,336,527
% per maturity term	45.4	7.0	5.5	42.1

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	119

d)	Funds from acceptance and issuance of securities

	09/30/2017						09/30/2016
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Funds from bills:	6,136,647	19,097,646	11,697,719	26,454,176	63,386,188	59.4	51,877,400	57.0
Financial	2,313,028	4,616,504	6,385,998	14,869,402	28,184,932	26.4	19,388,158	21.3
Real estate	2,879,675	8,755,600	2,693,831	4,849,465	19,178,571	18.0	18,869,687	20.7
Bills of credit related to agribusiness	943,944	5,725,542	2,617,890	6,735,309	16,022,685	15.0	13,619,555	15.0
Foreign securities	643,537	3,993,591	8,678,718	25,495,748	38,811,594	36.4	34,017,270	37.4
Non-trade related – issued abroad	643,537	3,993,591	8,678,718	25,495,748	38,811,594	36.4	34,017,270	37.4
Brazil risk note programme	15,373	382,196	3,642,735	1,795,619	5,835,923	5.5	5,514,586	6.1
Structure note issued	79,961	663,561	1,038,655	3,275,650	5,057,827	4.7	6,555,518	7.2
Bonds	352,321	2,606,006	840,630	18,713,159	22,512,116	21.1	18,954,065	20.8
Fixed rate notes	-	-	2,946,407	-	2,946,407	2.8	771,940	0.8
Eurobonds	6,462	364	-	9,313	16,139	0.0	1,354,821	1.5
Mortgage notes	14,721	17,962	28,259	276,697	337,639	0.3	427,981	0.5
Other	174,699	323,502	182,032	1,425,310	2,105,543	2.0	438,359	0.5
Structured Operations Certificates (*)	135,596	297,343	1,479,613	2,527,916	4,440,468	4.2	5,068,665	5.6
Total	6,915,780	23,388,580	21,856,050	54,477,840	106,638,250		90,963,335
% per maturity term	5.1	22.0	17.0	55.9
09/30/2016	2,070,220	15,730,745	12,127,520	61,034,850	90,963,335
% per maturity term	2.3	17.3	13.3	67.1

(*) As of 09/30/2017, the market value of the funding from Structured Operations Certificates issued is R$ 4,689,887 (R$ 5,686,917 of 09/30/2016) according to BACEN Circular Letter nº. 3,623.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme with maturities of 91 days to 180 days R$ 73,420 of 181 days to 365 days in the amount of R$ 3,357,204 and over 365 days (R$ 3,441,696 at 09/30/2016), totaling R$ 3,430,624. Due to the exchange variation from the period from January 1 to September 30, 2016, the expense on financial operations is presented with credit nature.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	120

e)	Borrowing and onlending

	09/30/2017						09/30/2016
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Borrowing	6,809,328	14,254,472	10,706,144	8,973,092	40,743,036	61.4	49,260,365	61.4
Domestic	2,401,974	606	-	1,664	2,404,244	3.6	1,676,763	2.1
Foreign (*)	4,407,354	14,253,866	10,706,144	8,971,428	38,338,792	57.8	47,583,602	59.3
Onlending	1,311,676	3,513,071	4,061,264	16,689,241	25,575,252	38.6	31,020,073	38.6
Domestic – official institutions	1,311,676	3,513,071	4,061,264	16,689,241	25,575,252	38.6	31,019,416	38.6
BNDES	384,506	1,414,839	1,899,759	8,293,320	11,992,424	18.1	12,698,822	15.8
FINAME	476,647	2,055,458	2,129,810	8,274,973	12,936,888	19.5	17,762,048	22.1
Other	450,523	42,774	31,695	120,948	645,940	1.0	558,546	0.7
Foreign	-	-	-	-	-	0.0	657	0.0
Total	8,121,004	17,767,543	14,767,408	25,662,333	66,318,288		80,280,438
% per maturity term	12.2	26.8	22.3	38.7
Total – 09/30/2016	6,555,934	20,009,365	22,374,023	31,341,116	80,280,438
% per maturity term	8.2	24.9	27.9	39.0

(*) Foreign borrowing are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Due to the exchange variation from the period from January 1 to September 30, 2016, the expense on financial operations – Borrowings and Onlending is presented with credit nature.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	121

f)	Subordinated debt

	09/30/2017						09/30/2016
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
CDB	-	-	-	-	-	-	2,278,659	3.9
Financial treasury bills	1,699,076	8,112,819	1,268,993	7,159,440	18,240,328	37.7	25,513,139	43.4
Euronotes	-	-	-	25,015,180	25,015,180	51.7	25,660,735	43.7
Bonds	10,870	59,045	69,452	5,025,211	5,164,578	10.7	5,338,919	9.1
(-) Transaction costs incurred (Note 4b)	-	-	-	(14,111)	(14,111)	(0.0)	(59,352)	(0.1)
Grand total (*)	1,709,946	8,171,864	1,338,445	37,185,720	48,405,975		58,732,101
% per maturity term	3.5	16.9	2.8	76.8
Total – 09/30/2016	410,309	8,060,984	2,773,870	47,486,938	58,732,101
% per maturity term	0.7	13.7	4.7	80.9

(*) According to current legislation, the accounting balance of subordinated debt as of September 2017 was used for the calculation of reference equity as of December, 2012, totaling R$ 43,004,940.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	122

Description

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated financial bills - BRL
	26,000	2010	2017	IPCA + 6.95% to 7.2%	43,138
	352,000	2011	2017	108% to 112% of CDI	629,022
	10,000			100% of CDI + 1.29% to 1.52%	10,459
	38,400			IPCA + 6.15% to 7.8%	79,637
	83,000			IGPM + 6.55% to 7.6%	164,503
	500,000	2012	2017	100% of CDI + 1.12%	517,919
	42,000	2011	2018	IGPM + 7%	62,196
	30,000			IPCA + 7.53% to 7.7%	49,160
	6,373,127	2012	2018	108% to 113% of CDI	7,398,813
	460,645			IPCA + 4.4% to 6.58%	785,587
	3,782,100			100% of CDI + 1.01% to 1.32%	3,926,676
	112,000			9.95% to 11.95%	187,714
	2,000	2011	2019	109% to 109.7% of CDI	3,906
	1,000	2012	2019	110% of CDI	1,920
	12,000			11.96%	22,720
	100,500			IPCA + 4.7% to 6.3%	169,636
	1,000	2012	2020	111% of CDI	1,932
	20,000			IPCA + 6% to 6.17%	39,374
	6,000	2011	2021	109.25% to 110.5% of CDI	12,048
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	4,108,229
	20,000			IGPM + 4.63%	25,739
				Total	18,240,328
Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	3,249,854
	1,000,000		2021	5.75%	3,198,546
	750,000	2011	2021	5.75% to 6.2%	2,423,774
	550,000	2012	2021	6.2%	1,742,400
	2,625,000		2022	5.5% to 5.65%	8,360,060
	1,870,000		2023	5.13%	6,026,435
				Total	25,001,069
Subordinated bonds - CLP	13,739,331	2008	2022	7.4% to 7.99%	121,035
	41,528,200		2033	3.5% to 4.5%	210,311
	110,390,929		2033	4.8%	779,357
	98,151,772	2009	2035	4.8%	709,372
	2,000,000		2019	10.7%	2,276
	94,500,000		2019	IPC + 2%	107,454
	11,311,860	2010	2032	4.4%	68,480
	24,928,312		2035	3.9%	157,488
	125,191,110		2036	4.4%	749,091
	87,087,720		2038	3.9%	545,596
	68,060,124		2040	4.1%	420,026
	33,935,580		2042	4.4%	204,798
	104,000,000	2013	2023	IPC + 2%	113,515
	146,000,000		2028	IPC + 2%	159,384
	510,107,100	2014	2024	LIB + 4%	266,740
	47,831,440		2034	3.8%	549,655
				Total	5,164,578

Total					48,405,975

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Subordinated Euronotes with maturities of 31 to 180 days (R$ 357,231 09/30/2016) and over 365 days amounting to R$ 25,001,069 (R$ 25,244,152 at 09/30/2016), totaling R$ 25,001,069 (R$ 25,601,383 at 09/30/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	123

Note 11 - Insurance, pension plan and capitalization operations

a)	Composition of the technical provisions

	Insurance		Pension plan		Capitalization		Total
	09/30/2017	09/30/2016	09/30/2017	09/30/2016	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Unearned premiums	1,951,065	2,415,326	15,230	15,981	-	-	1,966,295	2,431,307
Mathematical provision of benefits to be granted and benefits granted	75,344	24,935	169,354,892	141,682,501	-	-	169,430,236	141,707,436
Redemptions and other unsettled amounts	11,070	11,351	219,838	240,074	-	-	230,908	251,425
Financial surplus	1,802	1,638	609,189	569,645	-	-	610,991	571,283
Unsettled claims	551,030	790,672	29,356	18,324	-	-	580,386	808,996
Claims / events incurred but not reported	398,551	444,396	27,558	24,841	-	-	426,109	469,237
Administrative and related expenses	28,061	41,991	78,783	62,803	12,022	20,617	118,866	125,411
Mathematical provision for capitalization and redemptions	-	-	-	-	3,242,074	3,046,402	3,242,074	3,046,402
Raffles payable and to be held	-	-	-	-	23,135	23,558	23,135	23,558
Complementary raffles	-	-	-	-	-	569	-	569
Other provisions(1)	554,774	569,736	337,759	128,833	254	264	892,787	698,833
Total (2)	3,571,697	4,300,045	170,672,605	142,743,002	3,277,485	3,091,410	177,521,787	150,134,457

(1)	It considers mostly the Supplemental Coverage Provision, regulated by SUSEP Circular nº. 517, of July 30, 2015;
(2)	This table covers the amendments established by SUSEP Circular nº. 517, of July 30, 2015, also for comparison purposes.

The total of Technical Provisions represents the amount of obligations after the Liability Adequacy Test is carried out.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	124

b)	Assets guaranteeing technical provisions - SUSEP

	Insurance		Pension plan		Capitalization		Total
	09/30/2017	09/30/2016	09/30/2017	09/30/2016	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Interbank investments – money market	751,699	965,963	1,149,953	928,055	1,512,469	1,186,835	3,414,121	3,080,853
Securities and derivative financial instruments	1,862,910	2,204,375	170,553,587	143,019,462	1,953,644	1,958,265	174,370,141	147,182,102
PGBL / VGBL fund quotas (1)	-	-	163,347,726	135,535,659	-	-	163,347,726	135,535,659
Government securities – domestic	-	-	140,374,061	106,264,108	-	-	140,374,061	106,264,108
National treasury bills	-	-	52,119,985	43,537,731	-	-	52,119,985	43,537,731
National treasury notes	-	-	54,703,918	36,354,542	-	-	54,703,918	36,354,542
Financial treasury bills	-	-	33,550,158	26,371,835	-	-	33,550,158	26,371,835
Corporate securities	-	-	22,750,598	29,348,581	-	-	22,750,598	29,348,581
Bank deposit certificates	-	-	311,257	2,068,229	-	-	311,257	2,068,229
Debentures	-	-	2,755,372	3,408,612	-	-	2,755,372	3,408,612
Shares	-	-	1,478,436	624,768	-	-	1,478,436	624,768
Promissory notes	-	-	98,803	-	-	-	98,803	-
Financial treasury bills	-	-	18,029,643	23,151,230	-	-	18,029,643	23,151,230
Others	-	-	77,087	95,742	-	-	77,087	95,742
PGBL / VGBL fund quotas	-	-	284,783	407,169	-	-	284,783	407,169
Derivative financial instruments	-	-	94,776	(399,204)	-	-	94,776	(399,204)
Loans for shares	-	-	(172,803)	181,171	-	-	(172,803)	181,171
Accounts receivable / (payable)	-	-	16,311	(266,166)	-	-	16,311	(266,166)
Other assets	1,862,910	2,204,375	7,205,861	7,483,803	1,953,644	1,958,265	11,022,415	11,646,443
Government	876,710	1,117,268	6,851,858	6,789,275	259,946	473,837	7,988,514	8,380,380
Private	986,200	1,087,107	354,003	694,528	1,693,698	1,484,428	3,033,901	3,266,063
Receivables from insurance and reinsurance operations (2)	1,105,968	1,357,860	-	-	-	-	1,105,968	1,357,860
Credit rights	953,750	960,307	-	-	-	-	953,750	960,307
Commercial – extended guarantee	109,569	318,209	-	-	-	-	109,569	318,209
Reinsurance	42,649	79,344	-	-	-	-	42,649	79,344
Total	3,720,577	4,528,198	171,703,540	143,947,517	3,466,113	3,145,100	178,890,230	151,620,815
(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a counter-entry to lliabilities in Pension plan technical provision accounts (Note 11a);

(2) Recorded under Other receivables and Other assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	125

c)	Financial and operating income

	Insurance						Pension plan						Capitalization		Total
	01/01 to 09/30/2017			01/01 to 09/30/2016			01/01 to 09/30/2017			01/01 to 09/30/2016			01/01 to	01/01 to	01/01 to	01/01 to
	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Financial income related to insurance, pension plan and
capitalization operations	158,185	-	158,185	272,582	-	272,582	217,509	-	217,509	222,203	-	222,203	128,217	180,953	503,911	675,738
Financial income	168,678	-	168,678	300,612	-	300,612	12,602,405	-	12,602,405	13,675,473	-	13,675,473	271,423	330,472	13,042,506	14,306,557
Financial expenses	(10,493)	-	(10,493)	(28,030)	-	(28,030)	(12,384,896)	-	(12,384,896)	(13,453,270)	-	(13,453,270)	(143,206)	(149,519)	(12,538,595)	(13,630,819)
Operating income related to insurance, pension plan and
capitalization operations	2,058,339	5,924	2,064,263	2,172,179	(24,944)	2,147,235	82,248	(2,698)	79,550	527,296	(577)	526,719	436,005	461,764	2,579,818	3,135,718
Premiums and contributions	2,996,029	(26,329)	2,969,700	3,309,402	(74,873)	3,234,529	17,144,599	(2,698)	17,141,901	14,698,454	(2,164)	14,696,290	2,124,622	2,129,793	22,236,223	20,060,612
Changes in technical provisions	215,531	(881)	214,650	568,440	(10,129)	558,311	(16,997,047)	-	(16,997,047)	(14,134,339)	-	(14,134,339)	3,696	(3,005)	(16,778,701)	(13,579,033)
Expenses for claims, benefits, redemptions and raffles	(934,605)	33,060	(901,545)	(1,176,757)	55,681	(1,121,076)	(58,918)	-	(58,918)	(31,302)	-	(31,302)	(1,692,633)	(1,663,911)	(2,653,096)	(2,816,289)
Selling expenses	(189,515)	74	(189,441)	(492,417)	4,377	(488,040)	(3,109)	-	(3,109)	(2,993)	-	(2,993)	(4,487)	(3,001)	(197,037)	(494,034)
Other operating revenues and expenses	(29,101)	-	(29,101)	(36,489)	-	(36,489)	(3,277)	-	(3,277)	(2,524)	1,587	(937)	4,807	1,888	(27,571)	(35,538)
Total income related to insurance, pension plan and capitalization operations	2,216,524	5,924	2,222,448	2,444,761	(24,944)	2,419,817	299,757	(2,698)	297,059	749,499	(577)	748,922	564,222	642,717	3,083,729	3,811,456

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	126

Note 12 – Contingent assets and liabilities and legal liabilities – tax and social security

ITAÚ UNIBANCO HOLDING, as a result of the ordinary course of its business, may be a party to legal lawsuits of labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent Assets: there are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks, taking into consideration the opinion of its legal advisors, the nature of the lawsuits, the similarity with previous lawsuits and the prevailing previous court decisions.

-	Civil lawsuits:

In general, contingencies arise from claims related to the revision of contracts and compensation for damages and pain and suffering and the lawsuits are classified as follows:

Collective lawsuits: related to claims of a similar nature and with individual amounts that are not considered significant. Contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited as guarantee for their execution when realized.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss, which is estimated based on the characteristics of the lawsuit. The amounts considered as probable losses are recorded as provisions.

It should be mentioned that ITAÚ UNIBANCO HOLDING is a party to specific lawsuits related to the collection of understated inflation adjustments to savings accounts resulting from economic plans implemented in the 80’s and 90’s as a measure to combat inflation.

Although ITAÚ UNIBANCO HOLDING complied with the rules in effect at the time, the company is a defendant in lawsuits filed by individuals that address this topic, as well as in class actions filed by: (i) consumer protection associations; and (ii) the Public Prosecution Office on behalf of savings account holders. With respect to these lawsuits, ITAÚ UNIBANCO HOLDING records provisions when it is served and when the individuals apply to enforce the decision rendered by the Judicial Branch, using the same criteria adopted to determine provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, as determined by the STF, until it pronounces a final decision.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	127

No amount is recorded as a provision in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 3,615,964 (R$ 2,828,327 at 09/30/2016), in this amount there are no values resulting from interests in joint ventures.

-	Labor claims

Contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others, are discussed. These lawsuits are classified as follows:

Collective lawsuits: related to claims considered similar and with individual amounts that are not considered relevant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical share pricing model and is reassessed taking into account the court rulings. These contingencies are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the calculation of the amount claimed. Probability of loss which, in turn, is estimated in accordance with the actual and legal characteristics related to that lawsuit.

No amount is recorded as a provision for labor claims for which the likelihood of loss is considered possible, and for which the total estimated risk is R$ 56,808 (R$ 53,728 at 09/30/2016).

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	128

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposit balances:

					01/01 to
	01/01 to 09/30/2017				09/30/2016
	Civil	Labor	Other	Total	Total
Opening balance	5,172,432	7,232,098	259,138	12,663,668	11,493,615
Effect of change in consolidation criteria	(1,392)	-	-	(1,392)	-
Balance arising from the merger with Corpbanca (Note 2c)	-	-	-	-	140,132
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(256,104)	(1,065,666)	-	(1,321,770)	(1,325,461)
Subtotal	4,914,936	6,166,432	259,138	11,340,506	10,308,286
Monetary restatement/charges	73,141	465,877	-	539,018	699,637
Changes in the period reflected in results (Notes 13f and 13i)	1,164,763	1,742,304	(16,988)	2,890,079	3,453,191
Increase (*)	1,550,786	1,907,489	93,502	3,551,777	4,124,677
Reversal	(386,024)	(165,185)	(110,490)	(661,699)	(671,486)
Payment	(1,047,556)	(2,162,763)	-	(3,210,319)	(2,891,664)
Subtotal	5,105,283	6,211,850	242,150	11,559,283	11,569,450
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	242,925	992,812	-	1,235,737	1,325,464
Closing balance	5,348,208	7,204,662	242,150	12,795,020	12,894,914
Closing balance at 09/30/2016	5,220,691	7,389,110	285,113	12,894,914
Escrow deposits at 09/30/2017	1,502,746	2,243,384	-	3,746,130
Escrow deposits at 09/30/2016	1,571,344	2,418,208	-	3,989,552

(*) Civil provisions include the provision for economic plans amounting to R$ 184,473 (R$ 247,640 from 01/01 to 09/30/2016) (Note 22k).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	129

-	Tax and social security lawsuits

ITAÚ UNIBANCO HOLDING classify as legal liability the lawsuits filed to discuss the legality and unconstitutionality of the legislation in force, which are the subject matter of a provision, regardless of the probability of loss.

Tax contingencies correspond to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. A provision is recognized whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective balances of escrow deposits for Tax and Social Security lawsuits:

	01/01 to 09/30/2017			01/01 to 09/30/2016
Provisions	Legal obligation	Contingencies	Total	Total
Opening balance	4,625,198	3,619,951	8,245,149	7,500,534
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	-	(68,734)	(68,734)	(64,548)
Subtotal	4,625,198	3,551,217	8,176,415	7,435,986
Monetary restatement / charges	206,194	305,245	511,439	576,156
Changes in the period reflected in results	66,068	27,545	93,613	55,237
Increase	66,837	239,817	306,654	132,554
Reversal	(769)	(212,272)	(213,041)	(77,317)
Payment	(885)	(46,552)	(47,437)	(64,200)
Subtotal	4,896,575	3,837,455	8,734,030	8,003,179
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	-	71,346	71,346	67,723
Closing balance (Note 14c)	4,896,575	3,908,801	8,805,376	8,070,902
Closing balance at 09/30/2016 (Note 14c)	4,552,907	3,517,995	8,070,902

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	130

	01/01 to 09/30/2017			01/01 to 09/30/2016
Escrow deposits	Legal obligation	Contingencies	Total	Total
Opening balance	4,311,027	535,499	4,846,526	4,338,744
Appropriation of income	201,865	59,523	261,388	289,403
Changes in the period	(18,879)	287	(18,592)	107,239
Deposited	60,682	133,111	193,793	181,495
Withdrawals	(74,196)	(106,125)	(180,321)	(49,016)
Reversals to income	(5,365)	(26,699)	(32,064)	(25,240)
Closing balance	4,494,013	595,309	5,089,322	4,735,386
Relocated to assets pledged in guarantee of contingencies (Note 12d)	-	(18,006)	(18,006)	-
Closing balance after relocated	4,494,013	577,303	5,071,316	4,735,386
Closing balance at 09/30/2016	4,219,287	516,099	4,735,386	-

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	131

The main discussions related to the provisions recognized for Tax and Social Security Lawsuits are as follows:

•	CSLL – Isonomy – R$ 1,274,279: the company is discussing the lack of constitutional support for the increase, established by law nº 11,727/08, of the CSLL rate for financial and insurance companies from 9% to 15%. The balance of the deposit in court totals R$ 1,257,741;

•	INSS – Accident Prevention Factor (FAP) – R$ 1,066,508: the company is discussing the legality of FAP and inconsistent calculations made by the INSS. The balance of the deposit in court totals R$ 115,781;

•	ISS – Banking Activities – R$ 935,054: it is being discussed that certain revenues do not constitute a taxable event of the local tax or it is not included in the list of services of Supplementary Law 116/03 and/or Decree Law 406/68. The total balance of escrow deposit is R$ 393,206;

•	PIS and COFINS – Calculation basis – R$ 672,219: the company is defending the levy of PIS and COFINS on revenue, which should be understood as revenue from the sales of assets and services. The balance of the deposit in court totals R$ 584,251;

•	IRPJ and CSLL – Profits abroad– R$ 618,026: the company is discussing the calculation bases with respect to profits earned abroad and defending the inapplicability of the SRF Regulatory Instruction nº. 213/02, which exceeds the corresponding legal provision. The balance of the deposit in court totals R$ 131,853.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	132

Off-balance sheet contingencies

The amounts involved in tax and social security lawsuits for which the likelihood of loss is possible are not recognized in a provision. The estimated amounts at risk in the main tax and social security lawsuits with a likelihood of loss deemed possible, which total R$ 21,126,588 are described below:

•	INSS – Non-compensatory amounts – R$ 5,142,837: the company defends the non-levy of this contribution on these amounts, among which are profit sharing, stock options, transportation vouchers and sole bonuses;

•	IRPJ and CSLL – Goodwill – Deduction – R$ 3,521,909: the deductibility of goodwill with future expected profitability on the acquisition of investments, and R$ 698,631 of this amount is guaranteed in purchase agreements;

•	IRPJ, CSLL, PIS and COFINS – Requests for offsetting dismissed - R$ 1,636,765: cases in which the liquidity and the ability of offset credits are discussed;

•	PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 1,633,484: the company is discussing the accounting and tax treatment granted to PIS and COFINS upon settlement of leasing operations;

•	IRPJ and CSLL – Interest on capital – R$ 1,471,992: the company is defending the deductibility of interest on capital declared to stockholders based on the Brazilian long term interest rate (TJLP) on the stockholders’ equity for the year and for prior years;

•	ISS – Banking Institutions – R$ 1,076,263: these are banking operations, revenue from which may not be interpreted as prices for services rendered, and/or which arises from activities not listed under Supplementary Law nº. 116/03 or Decree Law nº. 406/68.

•	IRPJ and CSLL – Deductibility of Losses in Credit Operations – R$ 724,389 – Assessments drawn up to require the payment of IRPJ and CSLL due to the alleged non-observance of the legal criteria for the deduction of losses upon the receipt of credits.

•	IRPJ and CSLL – Disallowance of Losses - R$ 583,935: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision.

c)	Receivables - reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 1,217,913 (R$ 1,145,580 at 09/30/2016) (Note 13a). This value is derived from basically the guarantee in the privatization process of the Banco Banerj S.A., which occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee civil, labor and tax contingencies.

d)	Assets pledged as contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

	09/30/2017	09/30/2016
Securities (basically financial treasury bills – Note 7b)	951,620	918,702
Deposits in guarantee	4,623,428	4,494,404

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	133

Deposits related to lawsuits must be made in court and can be withdrawn by the winning party in the lawsuit, with the respective additions provided for by law, according to the court decision.

Provisions for contingencies in connection with lawsuits involving ITAÚ UNIBANCO HOLDING are usually for the long term, taking into account the time it takes for the prosecution of these actions in the Brazilian judicial system. Accordingly, we did not disclose an estimate for the specific year when these lawsuits would be settled.

Pursuant to the position of its legal advisors, ITAÚ UNIBANCO HOLDING is not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations.

e)	Programs for Cash or Installment Payment of Municipal Taxes

ITAÚ UNIBANCO HOLDING adhere to PPIs – Installment Payment Incentive Programs substantially related to the local level, established the following by laws: Law nº. 5,854, of April 27, 2015 - Rio de Janeiro; Law nº. 8,927, of October 22, 2015 and Decree-Law nº. 26,624, of October 26, 2015 - Salvador; Law nº. 18,181, of November 30, 2015 and Decree Law nº. 29,275, of November 30, 2015 - Recife; Supplementary Law nº. 95, of October 19, 2015 – Curitiba; Law nº. 3,546, of December 18, 2015 – Salto; Law nº. 12,457, of October 3, 2016 – Londrina.

The PPIs promote the regularization of debts mentioned in these laws, arising from tax and non-tax credits, either (recognized or not), including those that are part of the Enforceable Debt, either filed or to be filed in court.

The net effect of the PPIs on results 01/01 to 09/30/2016 was R$ 12,474, and it is recorded in Other Operating Income.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	134

Note 13 - Breakdown of accounts

a)	Other sundry receivables

	09/30/2017	09/30/2016
Social contribution for offsetting (Note 14b I)	632,362	637,865
Taxes and contributions for offsetting	7,217,575	5,743,538
Escrow deposits for foreign fundraising program	613,074	1,249,960
Receivables from reimbursement of contingent liabilities (Note 12c)	1,217,913	1,145,580
Receivables from reimbursement of contingent liabilities	2,350,489	2,276,686
(Allowance for loan losses)	(1,132,576)	(1,131,106)
Sundry domestic debtors	1,841,365	1,921,271
Premiums from loan operations	433,409	1,013,633
Sundry foreign debtors	1,598,121	2,026,579
Retirement plan assets (Note 19)	1,087,458	2,058,680
Recoverable payments	33,954	39,548
Salary advances	283,474	283,422
Amounts receivable from related companies	65,918	40,881
Operations without credit granting characteristics	2,530,854	1,621,798
Securities and credits receivable	3,377,752	2,050,031
(Allowance for loan losses)	(846,898)	(428,233)
Other	205,930	896,693
Total	17,761,407	18,679,448

In ITAÚ UNIBANCO HOLDING, Other Sundry Receivables is mainly composed of Taxes and Contributions for Offset R$ 1,644,617 (R$ 1,065,855 at 09/30/2016) (Note 14b I).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	135

b)	Prepaid expenses

	09/30/2017	09/30/2016
Commissions (*)	672,779	1,365,910
Related to vehicle financing	57,166	99,351
Related to insurance and pension plan	101,795	312,439
Restricted to commissions / partnership agreements	11,420	40,607
Related to Payroll Loans	349,034	746,396
Other	153,364	167,117
Advertising	271,621	188,769
Other	1,085,133	795,586
Total	2,029,533	2,350,265

(*)	In the third quarter of 2017, the impact on income related to commission from local correspondents, as described in Note 4g, was R$ 272,318 (R$ 184,498 at 09/30/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	136

c)	Other sundry liabilities

	09/30/2017	09/30/2016
Provisions for sundry payments	4,597,539	5,344,685
Personnel provision	1,990,765	2,313,403
Sundry creditors - local	2,114,425	2,186,087
Sundry creditors - foreign	3,202,033	2,752,652
Liabilities for official agreements and rendering of payment services	826,753	1,431,724
Related to insurance operations	157,675	218,794
Liabilities for purchase of assets and rights	173,471	78,661
Creditors of funds to be released	821,295	954,700
Funds from consortia participants	104,457	74,534
Provision for retirement plan benefits (Note 19)	785,573	699,935
Provision financial guarantees provided (Note 8c)	1,927,314	1,033,752
Liabilities from Payment Transactions (Note 4e)	28,670,625	26,324,486
Provision for health insurance (*)	757,155	733,910
Liabilities from transactions related to credit assignments (Note 8f)	5,126,133	5,395,030
Liabilities from sales operations or transfer of financial assets	36,876	38,596
Other	137,671	1,095,819
Total	51,429,760	50,676,768

(*) Provision set up to cover possible future deficits up to the total discontinuation of the portfolio, arising from the difference between monthly installments adjustments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	137

d)	Banking service fees

	01/01 to	01/01 to
	09/30/2017	09/30/2016
Asset management	4,069,010	3,537,560
Funds management fees	3,597,774	3,026,990
Consortia management fees	471,236	510,570
Current account services	573,445	610,749
Credit cards	7,687,807	7,679,733
Relationship with stores	7,687,753	7,662,524
Credit card processing	54	17,209
Sureties and credits granted	1,920,994	1,836,349
Loan operations	787,283	754,636
Guarantees provided	1,133,711	1,081,713
Receipt services	1,209,687	1,151,140
Collection fees	1,018,670	972,808
Collection services	191,017	178,332
Other	2,113,570	1,981,130
Custody services and management of portfolio	303,481	272,936
Economic and financial advisory	505,974	418,457
Foreign exchange services	88,620	67,659
Other services	1,215,495	1,222,078
Total	17,574,513	16,796,661

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	138

e)	Income related to bank charges

	01/01 to	01/01 to
	09/30/2017	09/30/2016
Loan operations / registration	653,916	603,937
Credit cards – annual fees and other services	2,635,071	2,387,367
Deposit account	145,764	121,103
Transfer of funds	215,927	178,658
Income related to securities brokerage	525,881	304,592
Service package fees	4,588,123	4,212,164
Total	8,764,682	7,807,821

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	139

f)	Personnel expenses

	01/01 to	01/01 to
	09/30/2017	09/30/2016
Compensation	(6,863,842)	(6,578,999)
Charges	(2,085,139)	(1,916,596)
Welfare benefits (Note 19)	(2,510,101)	(2,162,073)
Training	(157,009)	(128,086)
Labor claims and termination of employees (Note 12b)	(2,056,984)	(2,811,949)
Stock Option Plan	(148,437)	(248,325)
Total	(13,821,512)	(13,846,028)
Employees’ profit sharing	(2,480,435)	(2,425,811)
Total including employees’ profit sharing	(16,301,947)	(16,271,839)

g)	Other administrative expenses

	01/01 to	01/01 to
	09/30/2017	09/30/2016
Data processing and telecommunications	(3,038,702)	(2,893,848)
Depreciation and amortization	(1,662,076)	(1,651,628)
Installations	(2,320,557)	(2,197,866)
Third-party services	(3,069,347)	(3,174,928)
Financial system services	(580,576)	(529,933)
Advertising, promotions and publication	(774,566)	(672,603)
Transportation	(254,000)	(296,991)
Materials	(250,946)	(228,528)
Security	(542,060)	(534,708)
Travel expenses	(153,221)	(139,050)
Other	(886,010)	(768,708)
Total	(13,532,061)	(13,088,791)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	140

h)	Other operating revenue

	01/01 to	01/01 to
	09/30/2017	09/30/2016
Reversal of operating provisions	47,298	25,679
Recovery of charges and expenses	95,145	97,707
Program for Settlement or Installment Payment of Federal (Note 12e)	(5,929)	11,443
Other	660,686	446,022
Total	797,200	580,851

i)	Other operating expenses

	01/01 to	01/01 to
	09/30/2017	09/30/2016
Provision for contingencies (Note 12b)	(1,139,531)	(1,221,958)
Civil lawsuits	(1,164,763)	(992,129)
Tax and social security contributions	8,244	(212,480)
Other	16,988	(17,349)
Selling - credit cards	(2,445,336)	(2,074,840)
Claims	(226,365)	(210,080)
Impairment – Operations with no Credit Granting Characteristics	(220,725)	-
Impairment – Other receivables Sundry	(249,284)	-
Provision for health insurance (Note 13c)	(15,109)	(17,568)
Refund of interbank costs	(229,319)	(224,558)
Other	(2,447,292)	(1,935,718)
Total	(6,972,961)	(5,684,722)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	141

Note 14 - Taxes

a)	Composition of expenses for taxes and contributions

I - Statement of calculation of income tax and social contribution:

Due on operations for the period	01/01 to 09/30/2017	01/01 to 09/30/2016
Income before income tax and social contribution	27,212,013	28,340,097
Charges (income tax and social contribution) at the rates in effect (Note 4p)	(12,245,406)	(12,753,044)
Increase / decrease in income tax and social contribution charges arising from:
Investments in affiliates and jointly controlled entities	153,648	154,912
Foreign exchange variations on investments abroad	(736,790)	(4,413,296)
Interest on capital	2,859,279	2,280,358
Corporate reorganizations (Note 4r)	470,886	470,885
Dividends and interest on external debt bonds	296,922	232,577
Other nondeductible expenses net of non taxable income (*)	4,242,259	10,331,550
Income tax and social contribution expenses	(4,959,202)	(3,696,058)
Related to temporary differences
Increase (reversal) for the period	(4,403,849)	(8,246,045)
Increase (reversal) of prior periods	455,137	(27,787)
(Expenses)/Income related to deferred taxes	(3,948,712)	(8,273,832)
Total income tax and social contribution expenses	(8,907,914)	(11,969,890)

(*) Includes temporary (additions) and exclusions.

II - Composition of tax expenses:

	01/01 to	01/01 to
	09/30/2017	09/30/2016
PIS and COFINS	(4,155,102)	(4,720,757)
ISS	(821,622)	(769,394)
Other	(472,773)	(561,734)
Total (Note 4p)	(5,449,497)	(6,051,885)

The tax expenses of ITAÚ UNIBANCO HOLDING amount to R$ 341,579 (R$ 220,810, at 09/30/2016) and are mainly composed of PIS and COFINS.

III- Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variations on investments abroad, net of the respective tax effects, ITAÚ UNIBANCO HOLDING CONSOLIDATED carries out derivative transactions in foreign currency (hedges), as mentioned in Note 22b.

The results of these transactions are considered in the calculation base of income tax and social contribution, in accordance with their nature, while the foreign exchange variations on investments abroad are not included therein, pursuant to the tax legislation in force:

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	142

b)	Deferred taxes

I - The Deferred Tax Asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Provisions		Deferred Tax Assets
	09/30/2016	09/30/2017	12/31/2016	Realization / Reversal	Increase	09/30/2017	09/30/2016
Reflected in income and expense accounts			51,173,199	(11,552,141)	10,552,006	50,173,064	52,348,901
Related to income tax and social contribution loss carryforwards			5,867,580	(348,157)	310,724	5,830,147	6,976,072
Related to disbursed provisions			29,639,070	(6,797,533)	5,564,114	28,405,651	29,192,937
Allowance for loan losses			26,713,660	(6,446,238)	5,088,539	25,355,961	27,041,723
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			104,665	(104,665)	133,135	133,135	44,190
Allowance for real estate			188,993	(112,483)	100,617	177,127	179,116
Goodwill on purchase of investments			541,445	(85,804)	185,010	640,651	343,099
Other			2,090,307	(48,343)	56,813	2,098,777	1,584,809
Related to non-disbursed provisions (1)	39,127,102	39,129,588	15,666,549	(4,406,451)	4,677,168	15,937,266	16,179,892
Related to the operation	28,687,453	28,457,286	11,490,689	(4,406,451)	4,138,506	11,222,744	11,531,489
Provision for contingent liabilities	13,880,656	14,388,713	5,706,449	(1,379,445)	1,629,872	5,956,876	5,951,896
Civil lawsuits	4,852,382	4,992,932	1,954,623	(413,928)	437,581	1,978,276	2,103,243
Labor claims	5,566,481	5,477,273	2,167,564	(848,845)	897,587	2,216,306	2,291,883
Tax and social security contributions	3,450,272	3,908,801	1,580,729	(116,471)	294,704	1,758,962	1,552,622
Other	11,521	9,707	3,533	(201)	-	3,332	4,148
Adjustments of operations carried out on the futures settlement market	1,321,651	1,188,318	537,938	(71,055)	34,970	501,853	550,720
Legal obligation - tax and social security contributions	2,319,492	2,223,162	389,059	(175,988)	161,859	374,930	532,617
Provision related to health insurance operations	733,910	757,155	296,604	-	5,931	302,535	293,204
Other non-deductible provisions	10,431,744	9,899,938	4,560,639	(2,779,963)	2,305,874	4,086,550	4,203,052
Related to Additional Provisions in Relation to the Minimum Required Not Disbursed – Loan Losses, including Financial Guarantees Provided.	10,439,649	10,672,302	4,175,860	-	538,662	4,714,522	4,648,403
Provision for Financial Guarantees Provided (Note 8c)(2)	1,033,752	1,927,314	650,450	-	216,841	867,291	465,188
Additional allowance	9,405,897	8,744,988	3,525,410	-	321,821	3,847,231	4,183,215
Reflected in stockholders’ equity accounts			2,884,425	(1,145,422)	397,722	2,136,725	2,921,725
Corporate reorganizations (Note 4r)	4,154,558	2,307,946	1,255,588	(470,886)	-	784,702	1,412,550
Adjustment to market value of available-for-sale securities	1,530,536	24,706	685,654	(674,536)	-	11,118	688,743
Provision for retirement plan benefits	-	18,780	-	-	13,999	13,999	-
Cash flow hedge and hedge of net investment in foreign operation	2,198,264	3,464,450	943,183	-	383,723	1,326,906	820,432
Total (3)	47,010,460	44,945,470	54,057,624	(12,697,563)	10,949,728	52,309,789	55,270,626

Social contribution for offsetting arising from Option established in article 8º of Provisional Measure nº. 2,158-35 of August 24, 2001			637,865	(5,503)	-	632,362	637,865

(1) From a financial point of view, rather than recording the provision of R$ 39,129,588 (R$ 39,127,102 at 09/30/2016) and deferred tax assets of R$ 15,937,266 (R$ 16,179,892 at 09/30/2016), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 52,309,789 (R$ 55,270,626 at 09/30/2016) to R$ 36,372,523 (R$ 39,090,734 at 09/30/2016);

(2) Refers to the recognition of tax credits in the amount of R$ 180,738 resulting from the initial application of CMN Resolution nº. 4,512/16, recorded in retained earnings (accumulated losses), in equity;

(3) The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from temporary differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually, and for the consolidated taken as a whole. For the subsidiaries, Itaú Unibanco S.A. and Banco Itaucard S.A., due to their specific tax status, a petition has been sent to Central Bank of Brazil, in compliance with paragraph 7 of article 1 of Resolution nº. 4,441/15 and pursuant to Circular nº. 3,776/15.

For ITAÚ UNIBANCO HOLDING, Tax Credits totaled R$ 486,013 (R$1,661,048 at 09/30/2016) and are mainly represented by Tax Loss Carryforwards of R$ 132,860 (R$ 1,116,341 at 09/30/2016), Provisions for Escrow Accounts of R$ 117,105 (R$ 117,090 at 09/30/2016), Administrative Provisions of R$ 79,350 (R$ 32,887 at 09/30/2016), Provisions for Legal, Tax and Social Security Risks of R$ 51,480 (R$ 63,874 at 09/30/2016), the realization of which is contingent upon the outcome of the respective lawsuits and Interest on Capital of R$ 323,246 at 09/30/2016.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	143

II -	Provision for Deferred Income Tax and Social Contribution balance and the changes therein changes are shown as follows:

	12/31/2016	Realization / Reversal	Increase	09/30/2017	09/30/2016
Reflected in income and expense accounts	12,561,946	(8,571,812)	11,878,704	15,868,838	12,197,263
Depreciation in excess – leasing	935,600	(262,000)	48,216	721,816	964,420
Restatement of escrow deposits and contingent liabilities	1,193,238	(122,637)	139,899	1,210,500	1,231,853
Provision for pension plan benefits	233,114	-	79,732	312,846	427,806
Adjustments to market value of securities and derivative financial instruments	8,178,341	(8,178,341)	10,732,661	10,732,661	7,607,452
Adjustments of operations carried out on the future settlement market	1,210,342	-	609,878	1,820,220	1,028,549
Taxation of results abroad – capital gains	1,787	-	16	1,803	1,555
Other	809,524	(8,834)	268,302	1,068,992	935,628
Reflected in stockholders’ equity accounts	393,574	(56,667)	60,221	397,128	806,579
Adjustments to market value of available-for-sale securities	358,924	(24,489)	60,221	394,656	415,692
Provision for pension plan benefits (*)	34,650	(32,178)	-	2,472	390,887
Total	12,955,520	(8,628,479)	11,938,925	16,265,966	13,003,842

(*) Reflected in stockholders' equity, pursuant to CVM Resolution n° 4.424/15 (Note 19).

At ITAÚ UNIBANCO HOLDING, the Provisions for Deferred Taxes and Contributions total R$ 93,732 (R$ 205,006 at 09/30/2016), and are basically comprised of Adjustments to Market Value of Trading Securities and Financial Derivative Instruments of R$ 88,515 (R$ 193,937 at 09/30/2016) and Monetary Restatement of Escrow Deposits for Legal Obligations and Contingent Liabilities of R$ 5,217 (R$ 5,690 at 09/30/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	144

III -	The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2,158-35 of 08/24/2001 and from the Provision for Deferred Income Tax and Social Contribution existing at September 30, 2017, are:

	Deferred tax assets								Provision for
Year of realization	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%	Social contribution for offsetting	%	deferred income tax and social contribution	%	Net deferred taxes	%
2017	12,269,448	26%	271,843	5%	12,541,291	24%	29,684	5%	(1,521,978)	9%	11,048,997	30%
2018	20,160,638	43%	258,003	4%	20,418,641	39%	66,980	11%	(314,861)	2%	20,170,760	55%
2019	6,563,909	14%	451,560	8%	7,015,469	13%	57,188	9%	(5,201,341)	32%	1,871,316	5%
2020	1,471,547	3%	597,884	10%	2,069,431	4%	59,997	9%	(3,935,247)	24%	(1,805,819)	-5%
2021	919,858	2%	1,058,024	18%	1,977,882	4%	62,945	10%	(420,196)	3%	1,620,631	4%
after 2021	5,094,242	12%	3,192,833	55%	8,287,075	16%	355,568	56%	(4,872,343)	30%	3,770,300	11%
Total	46,479,642	100%	5,830,147	100%	52,309,789	100%	632,362	100%	(16,265,966)	100%	36,676,185	100%
Present value (*)	43,491,962		4,843,735		48,335,697		530,012		(14,326,863)		34,538,846

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and service fees and others, which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between the accounting criteria and tax legislation, in addition to corporate aspects. Accordingly, we recommend that the trends for the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carry forwards are not used as an indication of future net income.

IV- Considering the temporary effects introduced by Law nº. 13,169/15, which increased the social contribution rate to 20% through December 31, 2018, tax credits were recognized based on their likelihood of realization. As at 09/30/2017 and 09/30/2016, there are no unrecognized tax credits.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	145

c)	Tax and social security contributions

	09/30/2017	09/30/2016
Taxes and contributions on income payable	3,346,563	3,174,723
Taxes and contributions payable	2,095,802	1,746,573
Provision for deferred income tax and social contribution (Note 14b II)	16,265,966	13,003,842
Legal liabilities – tax and social security (Note 12b)	4,896,575	4,552,907
Total	26,604,906	22,478,045

At ITAÚ UNIBANCO HOLDING, the balance of tax and social security contributions totals R$ 237,128 (R$ 343,980 at 09/30/2016) and is mainly comprised of taxes and contributions on income payable of R$ 128,922 (R$ 125,583 at 09/30/2016) and provision for deferred income tax and social contribution R$ 93,732 (R$ 205,006 at 09/30/2016).

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	146

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for mainly arises from those levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the company takes into consideration the interest on capital and on the provision of service, in addition to that levied on financial operation.

	09/30/2017	09/30/2016
Taxes paid or provided for	13,694,608	12,612,632
Taxes withheld and collected from third parties	11,878,768	11,007,926
Total	25,573,376	23,620,558

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	147

Note 15 – Permanent Assets

a) Investment

I - Change of investments - ITAÚ UNIBANCO HOLDING

		Balance at 12/31/2016					Changes 09/30/2017
		Book value							Equity in earnings of subisidiaries
Companies	Functional currency	Stockholders' equity	Adjustments under investor criteria (1)	Unrealized results	Goodwill	Balance at 12/31/2016	Amortization of goodwill	Dividends / interest on capital paid/provided for (2)	Earnings / (Losses)	Adjustments under investor criteria (1)	Unrealized results	Total	Exchange Variation – Functional currency other than the Real	Adjustments in marketable securities of subsidiaries and other	Corporate Events (3)	Balance at 09/30/2017	Balance at 09/30/2016	Equity in earnings of subsidiaries from 01/01 to 09/30/2016
Domestic		82,756,794	180,128	(265,314)	11,615	82,683,223	(4,752)	(19,006,196)	14,753,367	101,475	35,730	14,890,572	(92,834)	461,390	(416,806)	78,514,597	84,662,752	10,711,588
Itaú Unibanco S.A.		69,303,215	163,163	(226,977)	11,615	69,251,016	(4,752)	(17,723,000)	12,588,199	82,730	60,931	12,731,860	(91,759)	390,509	-	64,553,874	76,247,872	8,815,073
Banco Itaucard S.A. (4)		7,516,728	1,522	(5,287)	-	7,512,963	-	(400,000)	1,352,092	(118)	(34,321)	1,317,653	(250)	70,506	-	8,500,872	3,372,912	976,543
Banco Itaú BBA S.A.		2,776,358	13,399	(33,050)	-	2,756,707	-	(583,194)	418,744	15,657	9,120	443,521	(825)	3,508	(416,806)	2,202,911	2,730,792	568,329
Itaú BBA Participações S.A.		1,798,400		-	-	1,798,400	-	-	210,667	-	-	210,667	-	(4)	-	2,009,063	1,717,883	179,116
Itaú Corretora de Valores S.A. (4)		1,362,080	2,044	-	-	1,364,124	-	(300,000)	183,663	3,206	-	186,869	-	(3,129)	-	1,247,864	593,281	172,524
Itaú Seguros S.A.		13	-	-	-	13	-	(2)	2	-	-	2	-	-	-	13	12	3
Foreign		6,443,364	-	39	417,710	6,861,113	(33,868)	(71,064)	125,867	-	(23)	125,844	46,760	(1,882)	-	6,926,903	7,007,877	(782,073)
Itaú Corpbanca (5)	Chilean peso	3,352,180	-	23	417,710	3,769,913	(33,868)	(653)	(49,895)	-	(23)	(49,918)	66,440	(14,788)	-	3,737,126	3,888,006	(297,807)
BICSA Holdings, LTD.	Chilean peso	1,700,890	-	16	-	1,700,906	-	-	(62,612)	-	-	(62,612)	29,466	-	-	1,667,760	1,708,821	(312,151)
Banco Itaú Uruguay S.A.	Uruguayan peso	1,156,119	-	-	-	1,156,119	-	-	159,375	-	-	159,375	(41,283)	12,944	-	1,287,155	1,200,388	(111,604)
OCA S.A.	Uruguayan peso	230,073	-	-	-	230,073	-	(69,387)	78,838	-	-	78,838	(7,727)	(38)	-	231,759	206,576	22,119
ACO Ltda.	Uruguayan peso	4,102	-	-	-	4,102	-	(1,024)	161	-	-	161	(136)	-	-	3,103	4,086	(453)
Itaú Chile Holdings, INC. (6)	Chilean peso	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,471
Banco Itaú Chile (7)	Chilean peso	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(85,648)
Grand total		89,200,158	180,128	(265,275)	429,325	89,544,336	(38,620)	(19,077,260)	14,879,234	101,475	35,707	15,016,416	(46,074)	459,508	(416,806)	85,441,500	91,670,629	9,929,515

(1)	Adjustment arising from the standardization of the investee’s financial statements according to the investor’s accounting policies;
(2)	Dividends approved and not paid are recorded as Dividends receivable;
(3)	Corporate events arising from acquisitions, spin-offs, merges, takeovers, and increases or decreases of capital;
(4)	In 2016 the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends;
(5)	Inflow of investments on April 01, 2016 in the Corpbanca’s acquisition process;
(6)	Company liquidated on February 29, 2016;
(7)	Write-off of investment on April 01, 2016 in the Corpbanca’s acquisition process.

							Equity share
				Number of shares/quotas owned by			in	Equity share
		Stockholders’	Net income	ITAÚ UNIBANCO HOLDING			voting capital	in
Companies	Capital	equity	for the period	Common	Preferred	Quotas	(%)	capital (%)
Domestic
Itaú Unibanco S.A.	47,425,425	64,860,157	12,606,183	2,396,347,872	2,320,862,580	-	100.00	100.00
Banco Itaucard S.A.	3,754,600	8,527,162	1,338,777	237,962,639,781	1,277,933,118	-	99.99	99.99
Banco Itaú BBA S.A.	1,405,739	2,222,173	414,074	4,474,435	4,474,436	-	99.99	99.99
Itaú BBA Participações S.A.	1,328,562	2,009,063	210,667	548,954	1,097,907	-	100.00	100.00
Itaú Corretora de Valores S.A.	802,482	1,247,866	183,663	27,482,523	811,503	-	99.99	99.99
Itaú Seguros S.A.	3,652,139	5,595,621	943,619	450	1	-	0.01	0.01
Foreign
Itaú Corpbanca S.A.	9,237,755	14,936,163	(222,241)	115,039,610,411	-	-	22.45	22.45
BICSA Holdings, LTD.	1,048,167	1,667,750	(62,612)	-	-	330,860,746	99.99	99.99
Banco Itaú Uruguay S.A.	484,914	1,287,155	159,375	4,465,133,954	-	-	100.00	100.00
OCA S.A.	16,314	231,759	78,838	1,502,176,740	-	-	100.00	100.00
ACO Ltda.	14	3,127	163	-	-	131	99.24	99.24

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	148

II - Composition of investments

a) The table below shows the major investments of ITAÚ UNIBANCO HOLDING CONSOLIDATED:

	% participation
	at 09/30/2017		09/30/2017
	Total	Voting	Stockholders’ equity	Net income	Investment	Equity in earnings
Domestic					4,789,805	419,873
BSF Holding S.A (1a)	49.00%	49.00%	2,019,836	156,611	1,150,023	72,215
Conectcar Soluções de Mobilidade Eletrônica S.A. (1b)	50.00%	50.00%	136,108	(28,321)	180,826	(14,161)
IRB-Brasil Resseguros S.A. (2) (3)	11.20%	11.20%	3,333,216	694,981	391,265	96,914
Porto Seguro Itaú Unibanco Participações S.A.(2) (4)	42.93%	42.93%	4,731,814	599,696	2,031,528	257,470
Others (5a) (6)					1,036,163	7,435
Foreign - Other (7)					2,462	777
Total					4,792,267	420,650

	% participation at 09/30/2016		09/30/2016
	Total	Voting	Stockholders’ equity	Net income	Investment	Equity in earnings
Domestic					4,305,501	375,183
BSF Holding S.A (1a)	49.00%	49.00%	2,152,466	293,487	1,294,282	143,808
Conectcar Soluções de Mobilidade Eletrônica S.A. (1b)	50.00%	50.00%	112,322	(35,876)	179,093	(17,938)
IRB-Brasil Resseguros S.A. (2) (4)	15.01%	15.01%	3,056,890	461,512	451,677	67,001
Porto Seguro Itaú Unibanco Participações S.A. (2) (4)	42.93%	42.93%	4,341,939	418,448	1,864,142	179,624
Others (5b) (6)					516,307	2,688
Foreign - Other (7)					2,009	491
Total					4,307,510	375,674

(1)	Includes goodwill in the amount of a) R$ 160,303 (R$ 239,574 at 09/30/2016) and b) R$ 112,772 (R$ 122,932 at 09/30/2016);
(2)	For the purpose of accounting for participation in earnings, the position at 08/31/2017 and 08/31/2016, as provided for in Circular Letter nº 1,963 of August 23, 1991, from BACEN;
(3)	Investments partially sold on 07/28/2017 and 08/28/2017;
(4)	Includes adjustments resulting from standardization of the financial statements of the investee to the financial policies to the investor’s;
(5)	a) Includes companies Gestora de Inteligência de Crédito S.A, Kinea Private Equity, Olimpia Promoção e Serviços S.A., Tecnologia Bancária S.A and companies Gipar S.A and Intercement Brasil S.A., which are not started under the equity accounting; b) Includes companies Kinea Private Equity, Olímpia Promoção e Serviços S.A., Tecnologia Bancária S.A and companies Eneva S.A and Intercement Brasil S.A., which are not started under the equity accounting;
(6)	Includes equity in earnings not arising from net income;
(7)	Includes Compãnia Uruguaya de Medios de Processamiento and Rias Redbanc S.A.

III)	Other investments

	09/30/2017	09/30/2016
Other investments	529,821	711,203
Shares and quotas	35,998	53,285
Investments through tax incentives	201,676	201,625
Equity securities	12,369	12,369
Other	279,778	443,924
(Allowance for loan losses)	(208,826)	(208,830)
Total	320,995	502,373
Equity - Other investments	8,217	6,625

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	149

b) Fixed assets, goodwill and intangible assets

I) Fixed assets

		Real estate in use (2) (3)		Other fixed assets (2) (3)
Real estate in use (1)	Fixed assets under construction	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP Systems	Other (communication, security and transportation)	Total
Annual depreciation rates			4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balance at 12/31/2016	384,244	978,199	3,098,098	1,858,065	1,902,452	1,203,918	6,282,873	1,075,071	16,782,920
Acquisitions	191,430	350	304	47,170	20,836	65,848	175,090	69,601	570,629
Disposals	-	(1,245)	(8,811)	(25,017)	(990)	(9,045)	(216,398)	(13,662)	(275,168)
Exchange variation	(164)	(376)	1,411	2,383	(9,261)	(11,274)	2,605	468	(14,208)
Transfers	(369,701)	-	225,794	83,196	22,634	-	38,062	-	(15)
Other	(43)	(5,224)	(13,883)	23,319	6,789	(146,160)	59,374	(1,952)	(77,780)
Balance at 09/30/2017	205,766	971,704	3,302,913	1,989,116	1,942,460	1,103,287	6,341,606	1,129,526	16,986,378

Depreciation
Balance at 12/31/2016	-	-	(1,840,685)	(1,113,157)	(987,264)	(674,566)	(4,701,497)	(654,242)	(9,971,411)
Depreciation expenses	-	-	(61,253)	(158,826)	(115,964)	(76,857)	(489,303)	(80,459)	(982,662)
Disposals	-	-	8,631	21,743	324	5,450	194,553	12,763	243,464
Exchange variation	-	-	648	2,466	9,366	21,982	(6,310)	(2,263)	25,889
Other	-	-	10,588	(4,782)	(21,572)	34,409	46,906	2,821	68,370
Balance at 09/30/2017	-	-	(1,882,071)	(1,252,556)	(1,115,110)	(689,582)	(4,955,651)	(721,380)	(10,616,350)

Impairment
Balance at 12/31/2016	-	-	-	-	-	-	-	-	-
Additions / assumptions	-	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-	-
Balance at 09/30/2017	-	-	-	-	-	-	-	-	-

Book value
Balance at 09/30/2017	205,766	971,704	1,420,842	736,560	827,350	413,705	1,385,955	408,146	6,370,028
Balance at 09/30/2016	289,730	993,463	1,261,887	695,501	907,183	427,615	1,701,988	308,967	6,586,334

(1)	The contractual commitments for the purchase of the fixed assets totaled R$ 238,139 achievable by 2019;
(2)	Includes amounts pledged in guarantee of voluntary deposits (Note 12d);
(3)	Includes the amount of R$ 3,418 (R$ 3,938 at 09/30/2016) related to attached real estate.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	150

II) Goodwill

			Changes
	Amortization period	Balance at 12/31/2016	Amortization expenses	Exchange variation	Other (*)	Balance at 09/30/2017	Balance at 09/30/2016

Goodwill (Notes 2b and 4j)	10 years	1,397,867	(129,528)	(3,407)	(16,290)	1,248,642	1,432,824

(*) Amount allocated to intangible assets, based on the appraisal report for the goodwill on Recovery.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	151

III) Intangible assets

		Other intangible assets
Intangible (1)	Rights for acquisition of payroll (2)	Association for the promotion and offer of financial products and services (5)	Acquisition of software	Development of software	Goodwill on acquisition (Note 4k)	Other intangible assets	Total
Annual amortization rates	20%	8%	20%	20%	20%	10% to 20%

Cost
Balance at 12/31/2016	1,045,323	1,746,405	3,777,945	3,525,383	7,790,077	1,012,930	18,898,063
Acquisitions	208,643	-	487,715	180,887	-	-	877,245
Disposals	(235,707)	(12,369)	-	(10)	(21,612)	-	(269,698)
Exchange variation	-	(1,541)	(45,273)	-	125,281	(8,141)	70,326
Other (5)	(11,285)	667,116	(10,315)	-	178,157	2,182	825,855
Balance at 09/30/2017	1,006,974	2,399,611	4,210,072	3,706,260	8,071,903	1,006,971	20,401,791

Amortization
Balance at 12/31/2016	(554,770)	(374,492)	(1,698,940)	(532,796)	(1,045,762)	(450,057)	(4,656,817)
Amortization expenses (3)	(162,516)	(218,163)	(344,850)	(308,147)	(632,429)	(20,615)	(1,686,720)
Disposals	217,085	12,369	-	(6,350)	21,612	-	244,716
Exchange variation	-	(309)	55,776	-	(18,402)	14,858	51,923
Other (5)	-	(10,082)	(46,919)	-	(150,574)	(19,158)	(226,733)
Balance at 09/30/2017	(500,201)	(590,677)	(2,034,933)	(847,293)	(1,825,555)	(474,972)	(6,273,631)

Impairment (4)
Balance at 12/31/2016	(18,528)	-	(53,179)	(334,569)	-	-	(406,276)
Additions / assumptions	-	-	-	(1,589)	-	-	(1,589)
Disposals	18,251	-	410	6,360	-	-	25,021
Balance at 09/30/2017	(277)	-	(52,769)	(329,798)	-	-	(382,844)

Book value
Balance at 09/30/2017	506,496	1,808,934	2,122,370	2,529,169	6,246,348	531,999	13,745,316
Balance at 09/30/2016	424,672	1,425,203	2,027,317	3,025,133	6,678,209	584,658	14,165,192

(1)	The contractual commitments for the purchase of the new intangible assets totaled R$ 49,405 achievable by 2017;
(2)	Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits;
(3)	Amortization expenses related to the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations;
(4)	Pursuant to BACEN Resolution nº. 3,566, of May 29, 2001 (Note 13i);
(5)	Reclassifications were made in the balances at September 30, 2017 (related to the acquired deposits portfolio) aiming at permitting the proper presentation of operation balances, in accordance with their respective accounting nature.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	152

Note 16 – Stockholders' equity

a)	Shares

The Extraordinary Stockholders’ Meeting held on September 14, 2016 approved the increase of subscribed and paid-up capital by R$ 12,000,000, by capitalizing of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus shares. Bonus shares started being traded on October 21, 2016 and the process was approved by the Central Bank on September 23, 2016. Accordingly, capital stock was increased by 598,391,594 shares.

The Extraordinary Stockholders’ Meeting of April 27, 2016 approved the cancellation of 100,000,000 preferred shares held in treasury, without change to the capital stock, by capitalization amounts recorded in Revenue Reserves – Statutory Reserve. This process was approved by the Central Bank of Brazil on June 7, 2016.

Capital comprises 6,582,307,543 book-entry shares with no par value, of which 3,351,744,217 are common and 3,230,563,326 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 97,148,000 (R$ 97,148,000 at 09/30/2016), of which R$ 66,258,039 (R$ 57,198,179 at 09/30/2016) refers to stockholders domiciled in the country and R$ 30,889,961 (R$ 27,949,821 at 09/30/2016) refers to stockholders domiciled abroad and R$ 12,000,000 outstanding shares as from 10/21/2016 at 09/30/2016.

The table below shows the change in shares of capital stock and treasury shares during the period:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2016	3,335,350,311	1,104,963,731	4,440,314,042
Residents abroad at 12/31/2016	16,393,906	2,125,599,595	2,141,993,501
Shares of capital stock at 12/31/2016	3,351,744,217	3,230,563,326	6,582,307,543
Shares of capital stock at 09/30/2017	3,351,744,217	3,230,563,326	6,582,307,543
Residents in Brazil at 09/30/2017	3,332,424,952	1,156,919,041	4,489,343,993
Residents abroad at 09/30/2017	19,319,265	2,073,644,285	2,092,963,550
Treasury shares at 12/31/2016 (1)	3,074	69,604,462	69,607,536	(1,882,353)
Purchase of treasury shares	-	37,982,900	37,982,900	(1,376,812)
Exercised – granting of stock options	-	(21,516,432)	(21,516,432)	471,054
Disposals – stock option plan	-	(8,118,685)	(8,118,685)	379,103
Treasury shares at 09/30/2017 (1)	3,074	77,952,245	77,955,319	(2,409,008)
Outstanding shares at 09/30/2017	3,351,741,143	3,152,611,081	6,504,352,224
Outstanding shares at 09/30/2016	3,351,741,143	3,179,044,437	6,530,785,580

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

We detail below of the cost of shares purchased in the period, as well the average cost of treasury shares and their market price (in Brazilian reais per share) at 09/30/2017:

Cost / Market value	Common	Preferred
Minimum	-	33.48
Weighted average	-	36.25
Maximum	-	38.56
Treasury shares
Average cost	6.59	30.90
Market value	38.40	43.35

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	153

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in the Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share (non-cumulative) to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, amounting to R$ 0.015 per share.

I - Calculation

Net income - ITAÚ UNIBANCO HOLDING	16,610,248
Adjustments:
(-) Legal reserve	(830,512)
Dividend calculation basis	15,779,736
Mandatory dividend	3,944,935
Dividends and Interest on Capital Paid/Provided for/Identified	11,438,171

II – Stockholders' compensation

	Gross	WTS	Net
Paid / Prepaid	3,373,247	(388,823)	2,984,424
Dividends - 8 monthly installments of R$ 0.015 per share paid in February to September 2017	781,093	-	781,093
Interest on capital - R$ 0.3990 per share, paid on 08/25/2017	2,592,154	(388,823)	2,203,331

Provided for (recorded in Other liabilities – Social and statutory)	1,101,204	(140,693)	960,511
Dividends - 1 monthly installment of R$ 0.015 per share paid on 10/02/2017	97,493	-	97,493
Dividends declared - R$ 0.0101 per share	65,756	-	65,756
Interest on capital - R$ 0.1442 per share.	937,955	(140,693)	797,262

Identified in Revenue Reserve In Stockholders’ Equity	7,493,236	-	7,493,236

Total from 01/01 to 09/30/2017	11,967,687	(529,516)	11,438,171
Total from 01/01 to 09/30/2016	3,742,298	(441,318)	3,300,980

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	154

c)	Capital and revenue reserves - ITAÚ UNIBANCO HOLDING

	09/30/2017	09/30/2016
Capital reserves	1,515,192	1,455,984
Premium on subscription of shares	283,512	283,512
Granted options recognized – law nº. 11,638, Share-based instruments and Share-based payment	1,230,575	1,171,367
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
Revenue reserves	31,554,495	22,514,337
Legal	8,668,012	7,589,783
Statutory:	22,886,483	14,924,554
Dividends equalization (1)	12,505,639	6,776,283
Working capital increase (2)	4,656,540	3,763,511
Increase in capital of investees (3)	5,724,304	4,384,760

(1)	Reserve for dividends equalization – its purpose is to guarantee funds for the payment of advances on dividends, including interest on capital, to maintain the flow of the stockholders’ compensation;
(2)	Reserve for working capital increase – its purpose is to guarantee funds for the company’s operations;
(3)	Reserve for increase in capital of investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.

d)	Reconciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to 09/30/2017	01/01 to 09/30/2016	09/30/2017	09/30/2016
ITAÚ UNIBANCO HOLDING	16,610,248	13,898,862	125,574,836	117,779,948
Amortization of goodwill	168,068	299,714	(420,857)	(322,992)
Corporate reorganizations (Note 4r)	1,384,959	1,384,959	(1,523,244)	(2,742,008)
Conversion adjustments of foreign investments (Note 4t)	(20,089)	513,063	-	-
Foreign exchange variations of investments	(5,775)	2,453,534	-	-
Hedge of net investments in foreign operations	(28,088)	(3,437,144)	-	-
Tax effects – hedge of net investments in foreign operations	13,774	1,496,673	-	-
ITAÚ UNIBANCO HOLDING CONSOLIDATED	18,143,186	16,096,598	123,630,735	114,714,948

e)	Asset valuation adjustments - ITAÚ UNIBANCO HOLDING CONSOLIDATED

	09/30/2017	09/30/2016
Available-for-sale securities	400,996	(734,579)
Hedge cash flow	(1,716,955)	(1,123,460)
Remeasurements in liabilities of post-employment benefits	(874,158)	(230,000)
Foreign exchange variation on investments / Net Investment Hedge in Foreign Operations	(386,472)	(330,240)
Asset valuation adjustments (*)	(2,576,589)	(2,418,279)

(*) net of tax effects.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	155

f)	Non-controlling interests

	Stockholders’ equity		Net Income
	09/30/2017	09/30/2016	01/01 to 09/30/2017	01/01 to 09/30/2016
Itaú CorpBanca (Note 2c)	9,550,689	10,223,776	142,772	49,145
Itaú CorpBanca Colombia S.A. (Note 2c)	1,098,662	1,201,413	(9,205)	27,079
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	468,228	513,090	(70,476)	(79,825)
Banco Itaú Consignado S.A. (Note 2c)	-	971,229	-	(55,271)
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento	306,395	275,842	(52,560)	(34,458)
Other	84,392	87,468	(17,241)	(20,872)
Total	11,508,366	13,272,818	(6,710)	(114,202)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	156

g)	Share-based payment

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment programs aimed at involving its management members and employees in the medium and long term corporate development process.

These payments are only made in years where there are sufficient profits to enable the distribution of mandatory dividends, in order to limit the maximum dilutive effect to which stockholders are subject, and at a quantity that does not exceed the limit of 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date.

These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

From 01/01 to 09/30/2017, the accounting effect of the share-based payment in income was R$ (381,343) (R$ (453,100) from 01/01 to 09/30/2016).

I – Stock Option Plan (Simple Options)

ITAÚ UNIBANCO HOLDING has a Stock Option Plan (“Simple Options”) aimed at involving management members and employees in the medium and long term corporate development program of ITAÚ UNIBANCO HOLDING and its subsidiaries, offering them the opportunity to benefit from the appreciation that their work and dedication bring to the shares.

In addition to the awards provided under the Plan, ITAÚ UNIBANCO HOLDING also maintains control over the rights and obligations in connection with the options granted under the plans approved at the Extraordinary Stockholders’ Meetings held on April 24, 2009 and April 19, 2013 related to the Unibanco – União de Bancos Brasileiros S.A., Unibanco Holdings S.A. and Redecard S.A. stock option plans, respectively. Accordingly, the exchange of shares for ITUB4 did not have a relevant financial impact.

Simple options have the following characteristics:

a)	Exercise price: calculated based on the average prices of shares in the three months of the year prior to the grant date. The prices determined will be inflation-adjusted to the last business day of the month prior to the option exercise date based on IGP-M or, in its absence, on an index to be determined internally, and should be paid within the period in force for the settlement of operations on B3.

b)	Vesting period: determined upon issue, from one to seven years, counted from the grant date. The vesting period is normally determined at five years.

c)	Fair value and economic assumptions for cost recognition: the fair value of Simple Options is calculated on the grant date based on the Binominal model. Economic assumptions used are as follows:

(i)	Exercise price: exercise price previously agreed upon the option issue, adjusted by the IGP-M variation;

(ii)	Price of the underlying asset (ITUB4 shares): closing price on B3 on the calculation base date;

(iii)	Expected dividends: the average annual return rate for the last three years of dividends paid plus interest on capital of the ITUB4 share;

(iv)	Risk-free interest rate: IGP-M coupon rate at the expiration date of the Simple Option;

(v)	Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of the ITUB4 share closing prices, disclosed by B3, adjusted by the IGP-M variation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	157

	Simple options
	Quantity	Weighted average exercise price	Weighted average market value
Opening balance at 12/31/2016	38,033,506	36.94
Options exercisable at the end of the period	23,440,177	40.98
Options outstanding but not exercisable	14,593,329	30.45
Options:
Granted	-	-
Canceled / Forfeited (*)	(38,177)	34.53
Exercised	(13,993,381)	33.66	41.11
Closing balance at 09/30/2017	24,001,948
Options exercisable at the end of the period	24,001,948	38.05
Options outstanding but not exercisable	-
Range of exercise prices
Granting 2010-2011		21.71 - 41.02
Granting 2012		29.96
Weighted average of the remaining contractual life (in years)	1.23

(*) Refers to non-exercise based on the beneficiary’s decision.

	Simple options
	Quantity	Weighted average exercise price	Weighted average market value
Opening balance at 12/31/2015	50,543,148	31.89
Options exercisable at the end of the period	35,647,958	33.40
Options outstanding but not exercisable	14,895,190	28.29
Options:
Granted	-	-
Canceled / Forfeited (*)	(63,680)	31.17
Exercised	(8,031,954)	25.40	31.68
Closing balance at 09/30/2016	42,447,514	35.67
Options exercisable at the end of the period	27,849,639	38.46
Options outstanding but not exercisable	14,597,875	30.35
Range of exercise prices
Granting 2009-2010		25.57 - 41.55
Granting 2011-2012		21.71 - 40.58
Weighted average of the remaining contractual life (in years)	2.41

(*) Refers to non-exercise based on the beneficiary’s decision.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	158

ll – Partner Plan

The employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries may be selected to participate in the program investing a percentage of their bonus to acquire ITUB4 shares and share-based instruments. Accordingly, the ownership of these shares should be held by the beneficiaries for a period from three to five years, counted from the initial investment, and are thus subject to market price variation. After complying with the suspensive conditions set forth in the program, beneficiaries will be entitled to receive ITUB4 as consideration, in accordance with the numbers of shares provided for in the program regulation.

The acquisition prices of own shares and Share-Based Instruments are established every six months and are equivalent to the average of the ITUB4 quotation in the 30 days prior to the determination of the acquisition price.

The fair value of the ITUB4 as consideration is the market price at the grant date, less expected dividends.

The weighted average of the fair value of the ITUB4 shares as consideration was estimated at R$ 32.33 per share at 09/30/2017 (R$ 19.45 per share at 09/30/2016).

Law nº. 12,973/14, which adjusted the tax legislation to the international accounting standards and terminated the Transitional Tax Regime (RTT), set up a new legal framework for payments made in shares. We made changes to the Partner Plan, and adjusted its tax effects, with conform with this new legislation.

Changes in the Partner Program

Quantity
Closing balance at 12/31/2016	35,462,379
New granted	7,041,957
Cancelled	(710,837)
Exercised	(7,523,051)
Balance at 09/30/2017	34,270,448
Weighted average of remaining contractual life (years)	2.70

Quantity
Balance at 12/31/2015	33,666,355
New granted	12,392,845
Cancelled	(259,263)
Exercised	(9,943,423)
Balance at 09/30/2016	35,856,514
Weighted average of remaining contractual life (years)	2.88

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	159

III- Variable Compensation

The policy established in compliance with CMN Resolution nº. 3,921/10 sets forth that fifty percent (50%) of the management’s variable compensation should be paid in cash and fifty percent (50%) should be paid in shares for a period of three years. Shares are delivered on a deferred basis, of which one-third (1/3) per year, will be contingent upon the executive’s remaining with the institution. The deferred unpaid portions may be reversed proportionally to the significant reduction of the recurring income realized or the negative income for the period.

The fair value of the ITUB4 share is the market price at its grant date.

The weighted average of the fair value of ITUB4 shares was estimated at R$ 38.23 per share at 09/30/2017 (R$ 21.96 per share at 09/30/2016).

Change in variable compensation in shares	2017
Quantity
Balance at 12/31/2016	24,539,406
New	8,556,882
Delivered	(12,048,631)
Cancelled	(216,336)
Balance at 09/30/2017	20,831,321

Change in variable compensation in shares	2016
Quantity
Balance at 12/31/2015	22,325,573
New	13,422,462
Delivered	(11,135,736)
Cancelled	(68,343)
Balance at 09/30/2016	24,543,956

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	160

Note 17 – Related parties

a)	Transactions between related parties are disclosed in compliance with CVM Deliberation n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and the lack of risk is taken into consideration.

The unconsolidated related parties are as follows:

•	Itaú Unibanco Participações S.A. (IUPAR), the Companhia E.Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries and associated of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A., ITH Zux Cayman Company Ltd, Itaúsa Empreendimentos S.A., OKI Brasil Indústria e Comércio de Produtos de Tecnologia e Automação S.A. and Alpargatas S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED;

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, Associação Itaú Viver Mais and Associação Cubo Coworking Itaú, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j; and

•	Investments in Porto Seguro Itaú Unibanco Participações S.A. and BSF Holding S.A.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	161

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING					ITAÚ UNIBANCO HOLDING CONSOLIDATED
		Assets / (liabilities)		Revenue / (expense)			Assets / (liabilities)		Revenue / (expense)
				01/01 to	01/01 to				01/01 to	01/01 to
	Annual rate	09/30/2017	09/30/2016	09/30/2017	09/30/2016	Annual rate	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Interbank investments		78,481,218	64,582,411	4,258,564	5,344,248		-	-	-	-
Itaú Unibanco S.A.	8.92% to 8.97% p.a.	50,170,033	35,569,926	3,128,685	4,078,614		-	-	-	-
Agência Grand Cayman	5.83% to 6.37% p.a.	8,790,442	9,009,885	398,745	446,769		-	-	-	-
Itaú Unibanco S.A. Nassau Branch	2.96% to 6.20% p.a.	19,520,743	20,002,600	731,134	818,865		-	-	-	-
Loan operations		-	-	-	-		97,611	-	1,636	-
Alpargatas S.A.		-	-	-	-		97,611	-	1,636	-
Derivative financial instruments - assets		101,412	-	-	-		-	-	-	-
Fundo de Investimento Multimercado		101,412	-	-	-		-	-	-	-
Deposits		(22,118,959)	(13,008,103)	(275,392)	(306,933)		-	-	-	-
Itaú Unibanco S.A. Nassau Branch	3.01% to 4.16% p.a.	(22,118,959)	(13,008,103)	(275,392)	(306,933)		-	-	-	-
Derivative financial instruments - liabilities		(5,447,969)	(3,722,202)	(1,455,319)	(20,162)		-	-	-	-
Fundo de Investimento Multimercado		(5,447,969)	(3,722,202)	(1,455,319)	(20,162)		-	-	-	-
Securities sold under repurchase agreements		-	-	-	-		(46,020)	(146,231)	(4,113)	(16,052)
Duratex S.A.		-	-	-	-	97.5% to 100% of CDI	(20,703)	(20,544)	(1,530)	(2,999)
Elekeiroz S.A.		-	-	-	-	97.5% of CDI	(2,538)	(2,949)	(217)	(635)
Itautec S.A.		-	-	-	-	100.1% of CDI	(10)	(9,297)	(6)	(3,131)
Itaúsa Empreendimentos S.A.		-	-	-	-		-	(70,174)	-	(6,623)
Olimpia Promoção e Serviços S.A.		-	-	-	-	100% Selic	(11,035)	(13,715)	(1,078)	(1,164)
Other		-	-	-	-	60% to 100.1% of CDI	(11,734)	(29,552)	(1,282)	(1,500)
Debentures		(56,671)	-	-	-		-	-	-	-
Itaú Unibanco S.A. Nassau Branch		(56,671)	-	-	-		-	-	-	-
Amounts receivable from (payable to) related companies / Banking service fees (expenses)		851,394	(323)	(3,419)	(3,186)		(118,974)	(126,849)	(102,641)	20,990
Itaú Unibanco S.A.		775,649	-	(1)	-		-	-	-	-
Itaú Corretora de Valores S. A.		6,570	(323)	(3,418)	(3,186)		-	-	-	-
Itaúsa Investimentos Itaú S.A.		-	-	-	-		(238)	-	5,809	-
Itaúsa Empreendimentos S.A.		-	-	-	-		(16)	(20)	(199)	168
Olimpia Promoção e Serviços S.A.		-	-	-	-		(1,749)	(1,854)	(17,003)	(18,274)
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		(117,032)	(125,062)	35,345	32,437
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		298	307	4,515	4,295
OKI Brasil Indústria e Comércio de Produtos de Tecnologia e Automação S.A.		-	-	-	-		-	-	(133,255)	-
Other		69,175	-	-	-		(237)	(220)	2,147	2,364
Rent revenues (expenses)		-	-	(287)	(250)		-	-	(49,309)	(42,682)
Itaúsa Investimentos Itaú S.A.		-	-	(20)	(18)		-	-	(1,814)	-
Itaú Seguros S.A.		-	-	(204)	(177)		-	-	-	-
Fundação Itaú Unibanco - Previdência Complementar		-	-	-	-		-	-	(38,368)	(32,761)
FUNBEP - Fundo de Pensão Multipatrocinado		-	-	-	-		-	-	(8,654)	(9,580)
Other		-	-	(63)	(55)		-	-	(473)	(341)
Donation expenses		-	-	-	-		-	-	(103,227)	(69,500)
Instituto Itaú Cultural		-	-	-	-		-	-	(92,807)	(65,000)
Associação Itaú Viver Mais		-	-	-	-		-	-	(920)	-
Associação Cubo Coworking Itaú			-	-	-		-	-	(9,500)	(4,500)

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ (5,527) (R$ (4,673) from 01/01 to 09/30/2016) in view of the use of the common structure.

In accordance with the rules in effect, the financial institutions cannot grant loans or advances to the following:

a)	any individual or company that control the Institution or any entity under common control with the institution, or any officer, director, fiscal council member or direct relative of such individuals;
b)	any entity controlled by the Institution; or
c)	any entity of which the bank directly or indirectly holds at least 10% of the capital stock.

Therefore, no loans or advances are made to any subsidiaries, executive officers, Board of Directors members or their relatives.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	162

b)	Compensation of management key personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING CONSOLIDATED management members are as follows:

	01/01 to	01/01 to
	09/30/2017	09/30/2016
Compensation	327,345	259,935
Board of Directors	39,760	25,878
Management members	287,585	234,057
Profit sharing	154,203	159,407
Board of Directors	2,464	1,294
Management members	151,739	158,113
Contributions to pension plans	7,852	9,429
Board of Directors	167	176
Management members	7,686	9,253
Stock option plan – Management members	137,302	210,299
Total	626,703	639,070

Information related to the granting of the share-based payment, benefits to employees and post-employment benefits is detailed in Notes 16g II and 19, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	163

Note 18 - Market value

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such a market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Effects (1)
	Book value		Market		Results		Stockholders’ equity
	09/30/2017	09/30/2016	09/30/2017	09/30/2016	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Interbank deposits	28,233,498	23,105,865	28,307,650	23,125,340	74,152	19,475	74,152	19,475
Securities and derivative financial instruments	412,806,030	357,549,350	414,208,230	358,178,598	2,071,826	(547,967)	1,402,200	629,248
Adjustment of available-for-sale securities					1,091,437	(663,250)
Adjustment of held-to-maturity securities					980,389	115,283	1,402,200	629,248
Loan, lease and other credit operations	431,201,384	456,224,417	439,227,444	463,620,692	8,026,060	7,396,275	8,026,060	7,396,275
Investments
B3	14,610	14,610	262,532	184,266	247,922	169,656	247,922	169,656
Porto Seguro Itaú Unibanco Participações S.A. (2)	2,031,528	1,864,142	3,702,679	2,931,083	1,671,151	1,066,941	1,671,151	1,066,941
Funding and borrowing (3)	336,424,670	283,686,187	336,974,999	284,821,541	(550,329)	(1,135,354)	(550,329)	(1,135,354)
Subordinated debt (Note 10f)	48,405,975	58,732,101	49,813,475	59,516,482	(1,407,500)	(784,381)	(1,407,500)	(784,381)
Treasury shares	2,409,008	1,250,334	3,379,348	1,830,047	-	-	970,340	579,713

(1)	This does not consider the corresponding tax effects;
(2)	Parent company of Porto Seguro S.A;
(3)	Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowing.

Fair value is a measurement based, whenever possible, on information observable in the market. It is the price estimated at which a non-mandatory transaction to sell an asset or to transfer a liability would occur between market players, on the measurement date, under current market conditions. It does not represent unrealized results of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	164

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated as at their maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved up to the closing of B3 at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars nº. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by BACEN, are recorded at their market values, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturities over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date;

•	Investments - in companies B3 and Porto Seguro at the share value quoted on stock exchanges.

•	Time and interbank deposits and funds from the acceptance and issuance of securities and foreign borrowing through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of B3 on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	165

Note 19 – Post-Employments Benefits

The accounting policies and procedures adopted by ITAÚ UNIBANCO HOLDING CONSOLIDATED for employee benefits are summarized below.

The total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment were as follows:

Total amounts recognized in Income for the period

	Defined benefit		Defined contribution (*)		Other benefits		Total
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	09/30/2017	09/30/2016	09/30/2017	09/30/2016	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Cost of current service	(50,622)	(46,469)	-	-	-	-	(50,622)	(46,469)
Net interest	(10,172)	(13,145)	56,906	179,353	(16,464)	(14,626)	30,270	151,582
Contribution	-	-	(63,126)	(85,966)	-	-	(63,126)	(85,966)
Benefits paid	-	-	-	-	10,409	9,237	10,409	9,237
Total Amounts Recognized	(60,794)	(59,614)	(6,220)	93,387	(6,055)	(5,389)	(73,069)	28,384

(*) In the period, contributions to the defined contributions plan, including PGBL, totaled R$ 230,169 (R$ 200,920 from January 1 to September 30, 2016), of which R$ 63,126 (R$ 85,966 from January 1 to September 30, 2016) arising from social security funds.

Total amounts recognized in Stockholders’ Equity – Asset valuation adjustment

	Defined benefit		Defined contribution		Other benefits		Total
	09/30/2017	09/30/2016	09/30/2017	09/30/2016	09/30/2017	09/30/2016	09/30/2017	09/30/2016
At the beginning of the period	(69,512)	(44,638)	(1,323,234)	(315,282)	(48,400)	(12,570)	(1,441,146)	(372,490)
Effects on asset ceiling	7,711	(13,546)	(10,958)	7,927	-	-	(3,247)	(5,619)
Remeasurements	(4,995)	25,124	(16,748)	(1,403)	-	-	(21,743)	23,721
Total Amounts Recognized	(66,796)	(33,060)	(1,350,940)	(308,758)	(48,400)	(12,570)	(1,466,136)	(354,388)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	166

a)	Retirement plans

ITAÚ UNIBANCO HOLDING CONSOLIDATED and certain subsidiaries sponsor defined benefit and variable contribution plans, whose basic purpose is to grant benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulations. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulations, which does not require actuarial calculation, except as described in Note 19c.

Employees hired prior to July 31, 2002, for those who came from Itaú, and prior to February 27, 2009 for those who came from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

Supplementary plans are managed by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2)
Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3)
Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Unibanco Pension Plan (3)
Prebeg benefit plan (1)
UBB PREV defined benefit plan (1)
Benefit Plan II (1)
Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
REDECARD Basic Retirement Plan (1)
REDECARD Supplementary Retirement Plan (2)
REDECARD Pension Plan (3)
ITAUCARD Retirement Defined Benefit Plan (1)
ITAUCARD Supplementary Retirement Plan (2)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)

(1)	Defined benefit plan;
(2)	Variable contribution plan;
(3)	Defined contribution plan.

b)	Governance

The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulations, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING CONSOLIDATED.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	167

c)	Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	09/30/2017	09/30/2016
Discount rate (1)	10.24% p.a.	11.28% p.a.
Mortality table (2)	AT-2000	AT-2000
	Itaú Experience	Itaú Experience
Turnover (3)	2008/2010	2008/2010
Future salary growth	5.04% to 7.12 % p.a.	5.04% to 7.12 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on interest rates obtained from the actual interest curve in IPCA, for medium term liabilities of retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED. At 12/31/2016 assumption were adopted consistently with the economic scenario at the balance sheet date rate, considering the volatility of the interest markets and the models adopted;

(2) The mortality tables adopted correspond to those disclosed by Society of Actuaries (SOA), the North-American Entity which corresponds to Brazilian Institute of Actuarial Science (IBA), which reflects a 10% increase in the probabilities of survival compared to the respective basic tables;

The life expectancy in years per the AT-2000 mortality table for participants aged 55 years is 27 and 31 years for men and women, respectively;

(3) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING CONSOLIDATED, resulting in the average of 2.4% p.a. based on the 2008/2010 experience;

(4) Using the Projected Unit Credit, the mathematical reserve is determined based on the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

In case of benefits sponsored by foreign subsidiaries, actuarial assumptions adequate to the group of participants and the country's economic scenario are adopted.

Biometric/demographic assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company.

The main differences between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for the purposes of recording in the balance sheet of the closed-end private pension entities (EFPCs) that manage them, are the discount rate and the actuarial method. Regarding the discount rate assumption, EFPCs adopt a rate consistent with the flow of receipts/payments, in accordance with the study conducted by an independent external consulting company. Regarding the actuarial method, the aggregate method is adopted, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II- Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING CONSOLIDATED is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income related to securities issued by the Brazilian treasury (government securities). If the actual income related to plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aimed at minimizing volatility and short and medium term risk.

- Changes in investment income

A decrease in income related to public securities will imply a decrease in the discount rate and, therefore, will increase the plan’s actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation risk

Most of the plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	168

- Life expectancy

Most of the plan obligations are to provide life benefits, and therefore an increase in life expectancy will result in increased plan liabilities.

III –Management of defined benefit plan assets

The general purpose of managing EFPC funds is to search for a long term balance between assets and obligations to pay of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long term by avoiding the risk of mismatching assets and liabilities in each pension plan.

At 09/30/2017 and 09/30/2016 the allocation of plan assets and the allocation target for 2017, by type of asset, are as follows:

	Fair value		% Allocation
Types	09/30/2017	09/30/2016	09/30/2017	09/30/2016	2017 Target
Fixed income securities	16,072,635	12,717,811	94.44%	90.24%	53% to 100%
Variable income securities	232,570	670,254	1.37%	4.76%	0% to 20%
Structured investments	21,433	8,174	0.13%	0.06%	0% to 10%
Real estate	617,947	625,316	3.63%	4.44%	0% to 7%
Loans to participants	73,961	71,015	0.43%	0.50%	0% to 5%
Total	17,018,546	14,092,570	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING CONSOLIDATED, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 225,115 (R$ 578,100 at 09/30/2016), and real estate rented to Group companies, with a fair value of R$ 528,929 (R$ 599,051 09/30/2016).

Fair value - the fair value of the plan assets is adjusted up to the balance sheet date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, taken to be understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value based on reappraisals made in 2016, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target - the fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	09/30/2017	09/30/2016
1 - Net assets of the plans	17,018,546	14,092,570
2 - Actuarial liabilities	(14,008,515)	(12,042,391)
3- Surplus (1-2)	3,010,031	2,050,179
4- Asset restriction (*)	(3,230,495)	(2,328,599)
5 - Net amount recognized in the balance sheet (3-4)	(220,464)	(278,420)
Amount recognized in Assets (Note 13a)	337,929	237,315
Amount recognized in Liabilities (Note 13c)	(558,393)	(515,735)

(*) Corresponds to the excess of the present value of the available economic benefit, in conformity with Bacen Resolution nº 4,424/15.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	169

V- Changes in the net amount recognized in the balance sheet:

	09/30/2017
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at the beginning of the period	16,520,045	(13,722,927)	2,797,118	(3,008,536)	(211,418)
Cost of current service	-	(50,622)	(50,622)	-	(50,622)
Net interest (1)	1,229,051	(1,008,649)	220,402	(230,574)	(10,172)
Benefits paid	(785,544)	785,544	-	-	-
Contributions of sponsor	49,493	-	49,493	-	49,493
Contributions of participants	9,285	-	9,285	-	9,285
Effects on asset ceiling	-	-	-	7,711	7,711
Exchange variation	(2,933)	2,472	(461)	-	(461)
Remeasurements (2) (3)	(851)	(14,333)	(15,184)	904	(14,280)
Value at end of the period	17,018,546	(14,008,515)	3,010,031	(3,230,495)	(220,464)

	09/30/2016
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at the beginning of the period	13,633,401	(11,587,180)	2,046,221	(2,133,856)	(87,635)
Cost of current service	-	(46,469)	(46,469)	-	(46,469)
Net interest (1)	1,112,353	(944,301)	168,052	(181,197)	(13,145)
Benefits paid	(701,423)	701,423	-	-	-
Contributions of sponsor	50,477	-	50,477	-	50,477
Contributions of participants	10,036	-	10,036	-	10,036
Effects on asset ceiling	-	-	-	(13,546)	(13,546)
Balance arising from the merger with Corpbanca (Note 2c)	-	(206,561)	(206,561)	-	(206,561)
Exchange variation	(12,274)	25,609	13,335	-	13,335
Remeasurements (2) (3)		15,088	15,088	-	15,088
Value at end of the period	14,092,570	(12,042,391)	2,050,179	(2,328,599)	(278,420)

(1) Corresponds to the amount calculated on 01/01/2017 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 10.24% p.a.(On 01/01/2016 the rate used was 11.28% p.a.);

(2) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate;

(3) The actual return on assets amounted to R$ 1,228,200 (R$ 1,112,353 at 09/30/2016).

During the period, contributions made totaled R$ 49,493 (R$ 50,477 from 01/01 to 09/30/2016). The contribution rate increases based on the beneficiary’s salary.

In 2017, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING CONSOLIDATED is R$ 71,376.

The estimate for payment of benefits for the next 10 years is as follows:

Estimated
Period	payment
2017	1,070,944
2018	1,111,645
2019	1,160,234
2020	1,212,160
2021	1,265,789
2022 to 2026	7,097,737

VI- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Asset valuation adjustment of the sponsor (before taxes) would amount to:

			Effect which would be
	Effects on actuarial liabilities		recognized in Stockholders’
	of the plans		Equity (*)
		Percentage of
		actuarial
Change in Assumption	Value	liabilities	Value
- Decrease by 0.5%	703,507	5.13%	(271,217)
- Increase by 0.5%	(644,114)	(4.70)%	234,589

(*) Net of effects of asset ceiling.

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d)	Defined contribution plans

The defined contribution plans have pension funds set up using the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the balance sheet:

	09/30/2017			09/30/2016
	Pension Plan Fund	Asset Ceiling	Recognized Amount	Pension Plan Fund	Asset Ceiling	Recognized Amount
Amount - beginning of the period	1,287,213	(490,932)	796,281	2,228,597	(269,828)	1,958,769
Net interest	94,494	(37,588)	56,906	202,181	(22,828)	179,353
Contribution (Note 19)	(63,126)	-	(63,126)	(85,966)	-	(85,966)
Receivables – allocation of funds (*)	(12,826)	-	(12,826)	-	-	-
Effects on asset ceiling (Note 19)	(14,980)	4,022	(10,958)	-	7,927	7,927
Remeasurements	(16,748)	-	(16,748)	(1,403)	-	(1,403)
Amount - end of the period (Note 13a)	1,274,027	(524,498)	749,529	2,343,409	(284,729)	2,058,680

(*) Refers to the allocation of the surplus of Plano Itaubanco CD’s social security fund.

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING CONSOLIDATED do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING CONSOLIDATED, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the report prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING CONSOLIDATED are as follows:

I - Change in the net amount recognized in the balance sheet:

	09/30/2017	09/30/2016
At the beginning of the period	(221,125)	(178,811)
Cost of interest	(16,464)	(14,626)
Benefits paid	10,409	9,237
Remeasurements	-	-
At the end of the period (Note 13c)	(227,180)	(184,200)

The estimate for payment of benefits for the next 10 years is as follows:

Estimated
Period	payment
2017	13,487
2018	14,443
2019	15,398
2020	16,333
2021	17,347
2022 to 2026	102,520

II - Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 19c l), the 8.16% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the following effects:

	Recognition	1% increase	1% decrease
Service cost and cost of interest	Income	2,708	(2,268)
Present value of obligation	Asset valuation adjustment	26,448	(22,150)

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	171

Note 20 – Information on foreign subsidiaries

	Foreign branches (1)		Latin America consolidated (2)		Other foreign companies (3)		Foreign consolidated (4)
	09/30/2017	09/30/2016	09/30/2017	09/30/2016	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Assets
Current assets and long term receivables
Cash and cash equivalents	3,058,632	4,205,019	5,209,583	9,382,855	39,948,136	38,505,559	9,952,010	12,076,740
Interbank investments	16,977,899	17,276,329	12,797,129	8,529,705	4,742,381	8,786,792	23,164,853	18,961,993
Securities	86,144,000	66,698,008	25,052,604	21,498,194	13,886,115	15,133,487	120,097,436	102,612,574
Loan, lease and other credit operations	65,325,157	97,134,708	112,276,981	116,848,725	15,287,549	14,411,206	192,263,355	228,520,375
Foreign exchange portfolio	51,493,044	42,818,287	7,101,175	4,678,228	3,421,067	2,494,048	61,700,002	49,753,724
Other assets	5,934,169	6,972,187	6,166,329	10,439,964	1,862,842	473,557	11,969,967	17,760,189
Permanent assets	9,822	12,789	8,907,390	8,327,650	101,441	142,390	8,622,224	8,306,808
Total	228,942,723	235,117,327	177,511,191	179,705,321	79,249,531	79,947,039	427,769,847	437,992,403
Liabilities
Current and long term liabilities
Deposits	68,311,565	71,595,720	92,506,066	100,947,303	13,839,581	13,266,564	130,119,313	139,849,941
Deposits received under securities repurchase agreements	20,297,248	20,805,495	4,344,055	4,470,990	8,959,507	10,648,684	24,181,678	24,769,726
Funds from acceptance and issuance of securities	5,829,449	5,363,724	24,799,827	21,093,727	5,162,490	6,787,879	35,791,766	33,245,330
Borrowing	28,043,568	36,301,908	9,162,192	8,897,392	1,126,959	1,097,983	37,854,833	46,268,091
Derivative financial instruments	5,655,585	5,324,600	4,958,990	4,962,421	733,132	881,134	9,823,160	9,949,969
Foreign exchange portfolio	51,456,883	42,942,566	7,094,446	4,641,142	3,417,921	2,490,301	61,653,966	49,837,169
Other liabilities	29,686,709	34,232,716	12,884,648	12,583,645	2,116,206	628,759	43,344,204	49,288,222
Deferred income	61,237	71,344	278,488	63,451	46,284	51,086	386,009	185,881
Non-controlling interests	-	-	10,650,385	11,440,332	-	-	10,650,385	11,440,324
Stockholders’ equity	19,600,479	18,479,254	10,832,094	10,604,918	43,847,451	44,094,649	73,964,533	73,157,750
Total	228,942,723	235,117,327	177,511,191	179,705,321	79,249,531	79,947,039	427,769,847	437,992,403
Statement of Income
Income related to financial operations	5,019,915	5,377,304	8,274,148	8,572,639	1,001,905	1,027,326	12,672,882	15,309,198
Expenses related to financial operations	(2,938,202)	(3,469,311)	(3,964,256)	(4,772,012)	(482,276)	(898,830)	(5,564,198)	(9,433,205)
Result of loan losses	(286,149)	(646,813)	(1,225,913)	(841,758)	(23,389)	(373,714)	(1,535,451)	(1,862,284)
Gross income related to financial operations	1,795,564	1,261,180	3,083,979	2,958,869	496,240	(245,218)	5,573,233	4,013,709
Other operating revenues (expenses)	(288,692)	(405,766)	(2,619,887)	(2,169,214)	167,558	(129,208)	(2,891,836)	(2,740,279)
Operating income	1,506,872	855,414	464,092	789,655	663,798	(374,426)	2,681,397	1,273,430
Non-operating income	-	30,618	(34,525)	(7,517)	6,115	2,150	(30,382)	23,032
Income before taxes on income and profit sharing	1,506,872	886,032	429,567	782,138	669,913	(372,276)	2,651,015	1,296,462
Income tax	65,679	8,923	(64,979)	(274,164)	(82,207)	(89,020)	(81,519)	(354,263)
Statutory participation in income	-	-	(9,868)	(26,054)	(22,140)	(18,044)	(32,009)	(44,098)
Non-controlling interests	-	-	133,363	75,946	-	-	133,363	75,954
Net income (loss)	1,572,551	894,955	488,083	557,866	565,566	(479,340)	2,670,850	974,055

(1)	Itaú Unibanco S.A. - Agências Grand Cayman, New York, Tokyo, Nassau Branch, Itaú Unibanco Holding S.A - Agência Grand Cayman and CorpBanca New York Branch;

(2)	Basically composed of subsidiaries Banco Itaú Argentina S.A., Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A., Itaú CorpBanca and Itaú CorpBanca Colômbia S.A.;

(3)	Basically composed of subsidiaries Itau Bank, Ltd., ITB Holding Ltd. and Itaú BBA International plc;

(4)	Foreign consolidated information presents balances net of consolidation eliminations.

Itaú Unibanco Holding S.A. – Complete Financial Statements – September 30, 2017	172

Note 21 – Risk and capital management

Assuming and managing risks is one of the activities carried out by ITAÚ UNIBANCO HOLDING CONSOLIDATED and, accordingly, the institution should have established objectives for risk management. Accordingly, the risk appetite defines the nature and level of risks acceptable for the institution and the risk culture guides the attitudes required to manage them. ITAÚ UNIBANCO HOLDING CONSOLIDATED seeks robust process for risk management, which permeate the whole institution and that are the basis for strategic decisions to assure the sustainability of business

These processes are aligned with the guidelines of the Board of Directors and Executives that, through corporate bodies, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING CONSOLIDATED’s management by monitoring and analyzing risk and capital.

The principles providing the foundations for management of risk, risk appetite and guidelines on how ITAÚ UNIBANCO

HOLDING CONSOLIDATED’s employees should behave on the day-to-day for decision-making purposes are as follows:

•	Sustainability and Client Satisfaction: ITAÚ UNIBANCO HOLDING CONSOLIDATED’s vision is to be the leading bank in sustainable performance and client satisfaction and, therefore, it is committed to creating shared value to employees, clients, stockholders, and society, ensuring the continuity of business. ITAÚ UNIBANCO HOLDING CONSOLIDATED is committed to do business that is good both for the client and the institution itself.
•	Risk Culture: The institution’s risk culture goes beyond policies, procedures or processes, as it strengthens the individual and collective responsibility of all employees so they do the right thing at the right moment and on the proper way, by respecting the ethical way of doing business. The Risk Culture is described below.
•	Risk Pricing: ITAÚ UNIBANCO HOLDING CONSOLIDATED acts and assumes risks in business it knows and understands, avoiding risks that are unknown to the institution or that do not have a competitive edge, therefore carefully assessing the risk-return ratio.
•	Diversification: the institution’s appetite is low with respect to volatility in results and, therefore, it operates with a diversified base of clients, products and business, seeking to diversify risks and giving priority to lower risk business.
•	Operational Excellence: It is the wish of ITAÚ UNIBANCO HOLDING CONSOLIDATED to be an agile bank, with a robust and stable infrastructure to offer top services.
•	Ethics and Respect for Regulation: for ITAÚ UNIBANCO HOLDING CONSOLIDATED, ethics is non-negotiable; therefore, the institute promotes an institutional environment that has integrity, guiding employees to cultivate ethics in relationships and business, and the respect for rules, as it cultivates the care for the institution’s reputation.

Aiming to strengthen these values and align ITAÚ UNIBANCO HOLDING CONSOLIDATED’s employees’ behavior with its risk management guidelines, the institution adopts a number of initiatives to disseminate the risk culture. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s risk culture is based on four basic principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone to manage risks.

These principles lay down the basis for ITAÚ UNIBANCO HOLDING CONSOLIDATED’s guidelines by helping employees to consciously understand, identify, measure, manage and mitigate risks.

In addition to policies, procedures and processes, the risk culture strengthens the individual and collective responsibility of employees in the management of risks inherent in the activities performed individually, respecting the ethical way of managing business.

ITAÚ UNIBANCO HOLDING CONSOLIDATED promotes the risk culture, stressing behaviors that will help people at every level of the organization to consciously assume and manage risks. With these principles disseminated throughout the institution, there is an incentive for risk to be understood and openly debated, to be kept within the levels indicated by the risk appetite, and to be taken as the individual responsibility of each employee of ITAÚ UNIBANCO HOLDING CONSOLIDATED, irrespective of their position, area or function.

ITAÚ UNIBANCO HOLDING CONSOLIDATED also provides channels for reporting operational failures, internal or external frauds, and conflicts in the work environment or situations that might cause disruptions and/or losses to the institution or adversely affect clients. Every employee and third party is responsible for reporting any issues on a promptly basis, as soon as they become aware of the fact.

Taking a prospective stance in relation to capital management, ITAÚ UNIBANCO HOLDING CONSOLIDATED implemented a capital risk structure and its ICAAP, therefore complying with National Monetary Council (CMN) Resolution nº. 3,988, BACEN Circular nº. 3,547, and BACEN Circular Letter nº. 3,774.

The risk management organizational structure of ITAÚ UNIBANCO HOLDING CONSOLIDATED is in compliance with the regulations in force in Brazilin and abroad, and in line with the best practices of the market. The responsibilities for risk management at ITAÚ UNIBANCO HOLDING CONSOLIDATED are structured in accordance with three defense lines, to wit:

•	in the first defense line, business areas and back-office corporate areas manage risks originated by them, through their identification, assessment, control and report thereof;

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•	in the second defense line, an independent unit controls risks on a centralized basis, aiming at assuring that the risks of ITAÚ UNIBANCO HOLDING CONSOLIDATED are managed in accordance with the appetite for risk, and the policies and procedures established. Thus, the centralized control provides the Board of Directors and the executives with a global vision of exposures of ITAÚ UNIBANCO HOLDING CONSOLIDATED so as to optimize and expedite corporate decisions;

•	in the third defense line, internal audit performs the independent assessment of the activities carried out in the institution, enabling top management to measure the adequacy of controls, effectiveness of risk management and compliance with internal rules and regulatory requirements

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses automated and robust systems to fully meet capital regulations and to measure risks following regulatory requirements and models in effect. It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the regulatory bodies for compliance with the minimum mandatory capital requirement and risk monitoring.

Further details on risk management can be found on the website www.itau.com.br/investor-relations, under section Corporate Governance / Risk Management and Capital – Pillar 3.

I – Market risk

Market risk is the possibility of incurring financial losses arising from the changes in the market value of positions held by a financial institution, including the risks of transactions subject to foreign exchange variation, interest rates, share prices, price indexes and commodity prices.

Market Risk Management Policy is in line with the principles of Resolution nº. 3,464, issued by the National Monetary Council (CMN) and posterior amendments, being a set of principles that drive strategy towards control and management of market risk of all institution.

ITAÚ UNIBANCO HOLDING CONSOLIDATED’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	Portfolio profile of ITAÚ UNIBANCO HOLDING CONSOLIDATED;
•	Expertise within the group to support operations in specific markets.

The purpose of market risk control of ITAÚ UNIBANCO HOLDING CONSOLIDATED structure is:

•	Providing visibility and assurance to all executive levels that the assumption of market risks is in line with ITAÚ UNIBANCO HOLDING CONSOLIDATED risk-return objective;
•	Promoting a disciplined and informed discussion on the global risk profile and its evolution over time;
•	Increasing transparency on the way the business seeks to optimize results;
•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and
•	Monitoring and avoiding risk concentration.

The market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of: (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and warnings, (iii) application, analysis and tests of stress scenarios, (iv) risk reporting for individuals responsible within the business areas, in compliance with governance of ITAÚ UNIBANCO HOLDING CONSOLIDATED, (v) monitoring of actions required for adjustment of positions and/or risk levels to make them feasible, and (vi) support to the launch of new financial products with security.

The National Monetary Council (CMN) has regulations that establish the segregation of exposure to market risk at least in the following categories: interest rate, exchange rate, shares and commodities. Brazilian inflation indexes are treated as a group of risk indicators and receive the same treatment given to other risk indicators.

The structure of limits and warnings is in line with the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aiming at improving the risk monitoring and understanding process, and at avoiding concentration. These limits are quantified by assessing the forecasted results of the balance sheet, size of stockholders’ equity, liquidity, market complexity and volatility, as well as the institution’s appetite for risk.

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In order to set up operations within the defined limits, ITAÚ UNIBANCO HOLDING CONSOLIDATED hedges transactions with clients and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, and can be characterized as accounting or economic hedge, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

For a detailed vision of the accounting hedge topic, see Note 7 – Securities and Derivative Financial Instruments.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution nº. 3,464 and BACEN Circular nº. 3,354. The trading portfolio consists of all transactions involving financial instruments and goods, including derivatives, which are carried out with the intention of trading. The banking portfolio is basically characterized by transactions from the banking business, and transactions related to the management of the balance sheet of the institution. It has the no-intention of resale and medium and long term time horizons as general guidelines.

Market risk management analyses is conducted based on the following metrics:

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
•	Losses in stress scenarios: simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios);
•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;
•	Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (“MtM – Mark to Market”); and
•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the trading portfolio, considering returns that can be seen in historical scenarios of extreme volatility.

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In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates;

•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;

•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

ITAÚ UNIBANCO HOLDING CONSOLIDATED uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in an access-controlled environment, being highly available, which has data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

At September 30, 2017, ITAÚ UNIBANCO HOLDING CONSOLIDATED posted a Total VaR of R$ 436.2 million (296.3 million at September 30, 2016). The growth in Total VaR Total noted as compared to the prior year was mainly due to the increase of interest rate exposure.

The document “Public Access Report – Market Risk“, which includes the guidelines established by the institutional credit risk control policy, which is not an integral part of the financial statements, can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

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II – Credit risk

ITAÚ UNIBANCO HOLDING CONSOLIDATED understands credit risk as the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

There is a credit risk control and management structure, centralized and independent from the business units, that provides for operational limits and risk mitigating mechanisms, in addition for establishing processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and the impacts from potential changes in the economic environment.

ITAÚ UNIBANCO HOLDING CONSOLIDATED establishes its credit policy based on internal factors, such as client rating criteria, performance of and changes in portfolio, default levels, return rates, and allocated economic capital, among others, also considering external factors, such as interest rates, market default indicators, inflation, changes in consumption, among others.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING CONSOLIDATED considers all aspects that determine the client’s credit risk to define a provision level that is adequate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

In compliance with CMN Resolution 3,721, the document “Public Access Report – Credit Risk“, which includes the guidelines established by the institutional credit risk control policy can be viewed at www.itau.com.br/investor-relations, under Corporate Governance, Regulations and Policies.

III – Operational risk

For ITAÚ UNIBANCO HOLDING CONSOLIDATED operational risk is defined as the possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution.

The managers of executive areas adopt corporate methodologies developed and made available by the internal controls, compliance and operational risk area.

As part of governance of risk management process, consolidated reports on risk monitoring, controls, action plans and operating losses are periodically presented to the business areas’ executives.

In line with the principles of CMN Resolution No. 4,557, the document “Public Access Report the document entitled “Public Access Report – Integrated Management of Operational Risk/ Internal Controls/ Compliance“, a summarized version of the institutional operational risk management policy, which is not an integral part of the financial statements, may be accessed on the website www.itau.com.br/investor-relations, section “Corporate Governance”, Rules and Policies.

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IV – Liquidity risk

Liquidity risk is defined as the institution’s possibility of not being able to efficiently meet its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

The control over liquidity risk is carried out by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different horizons of time, and monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING CONSOLIDATED operates. All activities are subject to verification by the independent validation, internal control and audit areas.

In compliance with Circular Letter n° 3,775 of BACEN, bank holding total assets over R$ 100 billion are required to report a standardized Liquidity Coverage Ratio (LCR) to the Central Bank of Brazil on a monthly basis as of October 2015. This ratio is calculated based on a methodology defined by the Central Bank of Brazil itself, and is in line with international guidelines of Basel.

The summarized index calculation is presented in the table below. In 2017, the index minimum requirement is 80%. Further details on the LCR for the period may be accessed at www.itau.com.br/investor-relations, section Corporate Governance/ Capital and Risk Management - Pillar 3.

Information on the Liquidity Coverage Ratio (LCR)	Third quarter of 2017
Total Adjusted Amount(1)
Total high-quality liquid assets (2)	190,910,310
Total potential cash outflows (3)	95,145,656
Liquidity Coverage Ratio (%)	200.7%

(1) Corresponds to the amount calculated after the application of weighting factors and limits established by BACEN Circular nº. 3,749.

(2) HQLA - High quality liquid assets: balance in the stock, which in certain cases weighted by a discount factor, of assets that remain liquid in the markets during a stress period, which can be easily converted into cash and that pose low risk.

(3) Potential cash outflows calculated in standardized stress, determined by Circular nº. 3,749 (outflows), subtracted from (i) potential cash inflows calculated under standardized stress, set forth by Circular nº. 3,749 and (ii) 75% x Outflows, whichever is lower.

The document Public Access Report - Liquidity Risk, that expresses the guidelines set forth by the internal policy on liquidity risk, that is not part of the financial statements, may be viewed on the website www.itau.com.br/investor-relations, in the section Corporate Governance, Rules and Policies.

V - Insurance, Pension Plan and Capitalization Risks

The products that make up the portfolios of Insurance companies belonging to ITAÚ UNIBANCO HOLDING CONSOLIDATED are related to life and all risks insurances, private pension plans and capitalization. The main risks inherent in these products are described below and their definitions are presented in their respective chapters.

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•	Underwriting risk: possibility of losses arising from insurance, pension plan and capitalization operations contrary to the institution’s expectations, directly or indirectly associated with technical and actuarial bases adopted to calculate premiums, contributions and provisions;
•	Market risk;
•	Credit risk;
•	Operational risk;
•	Liquidity risk.

The management process of insurance, pension plan and capitalization risks is independent and focused on the specifics of each risk.

VI- Social and Environmental Risk

ITAÚ UNIBANCO HOLDING CONSOLIDATED understands social and environmental risk as the risk of potential losses due to exposure to social and environmental damages arising from the performance of its activities.

Mitigation actions concerning the social and environmental risk are carried out by mapping processes, risks and controls, monitoring new regulations on the subject, and recording any occurrences in internal databases. In addition to risk identification, giving priority, responding to, monitoring and reporting assessed risks serve to supplement ITAÚ UNIBANCO HOLDING CONSOLIDATED’s social and environmental risk management.

The social and environmental risk management is carried out by the first line of defense in its daily operations, supplemented by the technical support of the legal and risk control area, which has teams specialized in the social and environmental risk management. Business units also have governance for approval of new products, which includes the assessment of the social and environmental risk, therefore ensuring compliance with this requirement for all new products approved by the institution. Governance still has the Social and Environmental Risk Committee, which main duty is to guide the institutional understanding related to exposure to social and environmental risk for the institution’s activities and operations.

ITAÚ UNIBANCO HOLDING CONSOLIDATED consistently seeks to evolve in the social and environmental risk governance, always attentive to any challenges to keep pace with the changes in and demands of society. Therefore, among other actions, Itaú Unibanco has assumed and incorporated into its internal processes a number of national and international voluntary commitments and pacts aimed at integrating social, environmental and governance aspects into business. Highlights go to the Principles for Responsible Investment (PRI), the Charter for Human Rights – Ethos, the Equator Principles (EP), the Global Compact, the Carbon Disclosure Project (CDP), the Brazilian GHG Protocol Program, and the Brazilian Pact for Eradicating Slave Labor, among others. ITAÚ UNIBANCO HOLDING CONSOLIDATED’s efforts to spread knowledge on the assessment of social and environmental criteria have been recognized in Brazil and overseas, as shown by our recurring presence in top sustainability indexes, both abroad, with the Dow Jones Sustainability Index, and more recently, with the Sustainability Index Euronext Vigeo – Emerging 70, and in Brazil, with the Corporate Sustainability Index, in addition to other numerous prizes with which Itaú Unibanco has been awarded.

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Note 22 –Supplementary information

a)	Insurance policy - ITAÚ UNIBANCO HOLDING CONSOLIDATED despite the low risk exposure due to the physical non-concentration of their assets, it has a policy of guaranteeing their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currencies were as follows:

	09/30/2017	09/30/2016
Permanent foreign investments	73,973,216	73,166,434
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(128,741,675)	(124,022,477)
Net foreign exchange position	(54,768,459)	(50,856,043)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currencies, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares,investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (1)		Number of funds
	09/30/2017	09/30/2016	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Investment funds	777,506,070	669,395,103	777,506,070	669,395,103	5,501	2,323
Fixed income	733,750,308	622,923,310	733,750,308	622,923,310	5,134	1,945
Shares	43,755,762	46,471,793	43,755,762	46,471,793	367	378
Managed portfolios	258,831,366	227,541,795	160,987,922	146,851,239	18,408	17,152
Customers	198,507,678	168,099,903	141,832,412	125,130,248	18,326	17,074
Itaú Group (2)	60,323,688	59,441,892	19,155,510	21,720,991	82	78
Total	1,036,337,436	896,936,898	938,493,992	816,246,342	23,909	19,475

(1)	Refers to the total amounts after elimination of double counting related to investments in investment fund portfolios.
(2)	Changes were made in balances at September 30, 2016 for better comparability.

d)	Consortia funds

	09/30/2017	09/30/2016
Monthly estimate of installments receivable from participants	172,454	164,077
Group liabilities by installments	11,004,816	10,860,689
Participants – assets to be delivered	9,232,614	9,254,612
Funds available for participants	1,735,724	1,596,560
(In units)
Number of managed groups	567	645
Number of current participants	388,236	396,803
Number of assets to be delivered to participants	133,974	152,134

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e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor of Fundação Itaú Social, the objectives of which are managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas and supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program).

During the period from 01/01 to 09/30/2017 and 01/01 to 09/30/2016, the subsidiaries did not make donations and the foundation´s net assets totaled R$ 3,966,424 (R$ 3,071,685 at 09/30/2016). The funds to finance the objectives of the foundation and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

f)	Instituto Itaú Cultural – ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor of Instituto Itaú Cultural, an entity set up to promote and disseminate Brazilian culture across the country and abroad.

During the period from 01/01 to 09/30/2017 and 01/01 to 09/30/2016, the subsidiaries made donations in the amount of R$ 92,807 (R$ 65,000 from 01/01 to 09/30/2016) and the institute’s net assets totaled R$ 32,616 (R$ 31,523 at 09/30/2016). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING CONSOLIDATED sponsors Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementary, through the civil society’s institutions.

During the period from 01/01 to 09/30/2017 and 01/01 to 09/30/2016, the subsidiaries did not make donations and the institute’s net assets totaled R$ 1,813,421 (R$ 1,513,095 at 09/30/2016). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

h)	Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsors Instituto Unibanco de Cinema, an entity whose objectives are the fostering of culture in general, and providing the low-income population with access to cinematography, videography and similar productions, for which it shall own and manage movie theaters, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of importance, especially those produced in Brazil.

During the period from 01/01 to 09/30/2017 and 01/01 to 09/30/2016, the subsidiaries did not make donations and the institute’s net assets totaled R$ 19,534 (R$ 18,650 at 09/30/2016). The funds to finance the objectives of the institute and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

i)	Associação Itaú Viver Mais - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor Associação Itaú Viver Mais, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and healthcare activities.

During the period from 01/01 to 09/30/2017 and 01/01 to 09/30/2016, the subsidiaries made donations in the amount of R$ 920 and the association’s net assets totaled R$ 774 (R$ 421 at 09/30/2016). The funds to finance the objectives of the association and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

j)	Associação Cubo Coworking - ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiaries, is the main sponsor of Associação Cubo Coworking, an entity set up to encourage and promote: discussions, the development of alternative and innovative technologies, business models and solutions; the production and dissemination of the resulting technical and scientific knowledge; the attraction and gathering of new information technology talents that may be characterized as startups; research, development and establishment of ecosystems for entrepreneurship and startups.

During the period from 01/01 to 09/30/2017 and 01/01 to 09/30/2016, the subsidiaries made donations in the amount of R$ 9,500 (R$ 4,500 from 01/01 to 09/30/2016) and the association’s net assets totaled R$ 3,386 (R$ 1,589 at 09/30/2016). The funds to finance the objectives of the association and maintain its operating and administrative structure derive from donations and proceeds generated by its assets.

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k)	Exclusions of non recurring effects net of tax effects – ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED

	01/01 to	01/01 to
	09/30/2017	09/30/2016
Goodwill on acquisition (Note 15b ll)	(373,111)	(308,749)
Disposal of IRB shares	154,958	-
Realization of Assets and Impairment	(144,579)	(8,670)
Program for Cash or Installment Payment of Taxes (Note 12e)	-	12,474
Provision for contingencies	(143,311)	(142,512)
Civil Lawsuits - Economic Plans	(101,460)	(136,202)
Tax and social security (Note 12b)	(41,851)	(6,310)
Others	50,577	139,521
Total	(455,466)	(307,936)

l)	Agreements for offsetting and settlement of liabilities within the scope of the National Financial System – Offset agreements were entered into within the scope of derivative contracts, as well as agreements for the offsetting and settlement of receivables and payables pursuant to CMN Resolution nº. 3,263, of February 24, 2005, the purpose of which is to enable the offsetting of credits and debits maintained with the same counterparty, and where the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in the case of bankruptcy of the debtor.

m)	Citibank’s Retail Operations

On October 08, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED entered, by means of its subsidiaries ITAÚ UNIBANCO and Itaú Corretora de Valores S.A., into a share purchase and sale agreement with Banco Citibank S.A. and with other companies of its conglomerate (CITIBANK) for the acquisition of the retail activities carried out by CITIBANK in Brazil, including loans, deposits, credit cards, branches, assets under management and insurance brokerage, as well as the equity investments held by Citibank in TECBAN – Tecnologia Bancária S.A. (representing 5.64% of its capital) and in CIBRASEC – Companhia Brasileira de Securitização (representing 3.60% of its capital), for R$ 710 million.

This operation will involve the corporate restructuring of some companies of the CITIBANK so that the retail business in Brazil is spun off and transferred to the companies that will be the subject matter of the acquisition.

On October 26, 2017, ITAÚ UNIBANCO HOLDING obtained the last regulatory authorization required with BACEN. It should be noted that CADE (Administrative Council for Economic Defense) approved the acquisition on August 16, 2017.

The financial settlement of the acquisition retail operations will occur on October 31, 2017, and thus Itaú Unibanco will be responsible for these operations from said date on. The financial settlement of the operations related to Citibank Corretora’s individual segment and the corresponding transfer of these transactions will be carried out subsequently, on a date to be agreed upon between the parties. The acquisitions of ownership interest held by Citibank in TECBAN and Cibrasec and respective financial settlements will also be carried out subsequently, after compliance with the provisions set forth in the respective stockholders’ agreements of said companies.

This acquisition will not have accounting impacts on ITAÚ UNIBANCO HOLDING CONSOLIDATED's results.

n)	Sale of Group Life Insurance Portfolio

On September 19, 2016, ITAÚ UNIBANCO HOLDING CONSOLIDATED entered into a purchase and sale share agreement with Prudential do Brasil Seguros de Vida S.A. (PRUDENTIAL) whereby 100% of its group life insurance operations, which account for approximately 4% of the total assets belonging to Itaú Seguros S.A. (ITAÚ SEGUROS), controlled by ITAÚ UNIBANCO HOLDING CONSOLIDATED, were sold.

To complete the transaction, ITAÚ SEGUROS was split and group life insurance operations were transferred to IU Seguros S.A., whose total capital was sold to PRUDENTIAL on April 1st, 2017, after conditions precedent, which included obtaining approval of relevant regulatory authorities, were met.

This transaction reiterates ITAÚ UNIBANCO HOLDING CONSOLIDATED´s strategy to focus on massive insurance products and services, typically associated with retail banking, and it will note have accounting effects on its results.

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o)	Acquisition of minority interest in XP Investimentos S.A.

On May 11, 2017, ITAÚ UNIBANCO HOLDING CONSOLIDATED, through its subsidiary ITAÚ UNIBANCO, entered into an agreement for the purchase and sale of shares with XP Controle Participações S.A. (XP CONTROLE), G.A. Brasil IV Fundo de Investimento em Participações, Dyna III Fundo de Investimento em Participações, among other parties (SELLERS), for acquisition of 49.9% of total capital (30.1% of common shares) of XP Investimentos S.A. (XP HOLDING), by means of capital contribution of R$ 600 million and acquisition of shares issued by XP HOLDING and held by the SELLERS in the amount of R$ 5,700 million. Such amounts are subject to contractual adjustments (FIRST ACQUISITION).

In addition to the FIRST ACQUISITION, ITAÚ UNIBANCO undertook to acquire (i) in 2020, and additional percentage of 12.5%, that will ensure it 62.4% of total capital of XP HOLDING (40.0% of common shares), based on a multiple (19 times) applied to XP HOLDING’s earnings, and (ii) in 2022, the additional percentage of 12.5%, which will ensure it 74.9% of total capital of XP HOLDING (49.9% of common shares), based on the fair market value of XP HOLDING at that time, being clear that the control of XP Group will continue with the shareholders of XP CONTROLE, that will hold the majority of voting shares.

ITAÚ UNIBANCO will act as a minority partner and will not influence commercial and operating policies of XP HOLDING or of any other company belonging to XP Group.

Effective acquisitions and financial settlements will occur after compliance with certain contractual conditions and obtainment of required regulatory authorizations.

The acquisition will not have accounting effects on the results of ITAÚ UNIBANCO HOLDING CONSOLIDATED.

p)	Reclassifications for comparison purposes – In compliance with the circular letter 3,828, of 06/19/2017, of BACEN, the Company carried out reclassifications in the balances of September 30, 2016, for financial statements comparison purposes, in view of the regrouping of the following headings.

	Prior		Adjusted
	disclosure	Reclassification	balances
ASSETS
Current assets and Long term receivables	1,373,139,123	-	1,373,139,123
Interbank accounts	81,453,783	23,356,149	104,809,932
Pending settlement	4,243,432	23,356,149	27,599,581
Other receivables	174,931,878	(23,356,149)	151,575,729
Transactions with credit card issuers	23,356,149	(23,356,149)	-
Total assets	1,400,133,356	-	1,400,133,356
		-
LIABILITIES
Current and Long term liabilities	1,270,421,429	-	1,270,421,429
Interbank accounts	5,429,827	22,102,983	27,532,810
Pending settlement	3,575,098	22,102,983	25,678,081
Other liabilities	242,333,991	(21,069,231)	221,264,760
Credit card operations	51,807,612	(51,807,612)	-
Sundry	20,972,139	29,704,629	50,676,768
Total liabilities	1,400,133,356	-	1,400,133,356

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Report on review of interim financial statements

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

We have reviewed the accompanying interim financial statements of Itaú Unibanco Holding S.A. (parent Company), which comprise the balance sheet as at September 30, 2017 and the related statements of income, changes in stockholders equity’s and cash flows for the nine-month period then ended, as well as the accompanying consolidated interim financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at September 30, 2017 and the related consolidated statements of income and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation and fair presentation of the parent company and consolidated interim financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN). Our responsibility is to express a conclusion on these interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (ISRE 2410- Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent company and consolidated interim financial statements

Based on our review, nothing has come to our attention that causes us to believe that the parent company and the consolidated interim financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and Itaú Unibanco Holding S.A. and its subsidiaries as at September 30, 2017 and the parent company financial performance and cash flows, as well as the consolidated financial performance and the consolidated cash flows, for the nine-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank.

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Other matters

Statement of value added

We also have reviewed the interim statements of value added of Itaú Unibanco Holding S.A. and Itaú Unibanco Holding S.A. and its subsidiaries for the nine-month period ended September 30, 2017, presented as supplementary information. These statements have been submitted to the same review procedures described in the second paragraph above and, based on our review, nothing has come to our attention that causes us to believe that these statements are not prepared consistently, in all material respects, with the interim financial statements taken as a whole.

São Paulo, October 30, 2017

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Washington Luiz Pereira Cavalcanti

Contador CRC 1SP172940/O-6

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ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Listed Company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., after having examined the financial statements for the period from January to September 2017 and verified the accuracy of all items examined, and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted during the period, and they have the conditions to be submitted to the appreciation and approval of the Stockholders.

São Paulo (SP), October 30, 2017.

JOSÉ CARUSO CRUZ HENRIQUES

President

ALKIMAR RIBEIRO MOURA	CARLOS ROBERTO DE ALBUQUERQUE SÁ
Member	Member

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